Exhibit 99.1

Annual Report 2019

中國石化上海石油化工股份有限公司
SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Stock code: 00338 Hong Kong 600688 Shanghai SHI New York

IMPORTANT MESSAGE

I.

The Board of Directors (the “Directors”) (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its Directors, Supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in the 2019 annual report, and warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2019 annual report of the Company, and severally and jointly accept responsibility.

II.	Director(s) who has/have not attended the Board meeting for approving the 2019 annual report of the Company is/are:

Name of Director	Position	Reasons for Absence	Name of Proxy
Lei Dianwu	Non-Executive Director	Business Engagement	Wu Haijun

III.

The financial statements for the year ended 31 December 2019 (the “Reporting Period”), prepared under the People’s Republic of China (“PRC” or “China”)’s Accounting Standards (“CAS”) as well as the International Financial Reporting Standards (“IFRS”), were audited by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers, respectively, and both firms have issued unqualified opinions on the financial statements in their auditors’ reports.

IV.

Mr. Wu Haijun, Chairman and the responsible person of the Company; Mr. Zhou Meiyun, Director, Vice President and Chief Financial Officer overseeing the accounting department; and Ms Yang Yating, person in charge of the Accounting Department (Accounting Chief) and Director of Finance Department hereby warrant the truthfulness and completeness of the financial statements contained in the 2019 annual report.

V.	Plan for Profit Appropriation or Capital Reserve Capitalisation reviewed by the Board

In 2019, the net profit attributable to shareholders of the Company amounted to RMB2,213,716 thousand under CAS (net profit of RMB2,215,728 thousand under IFRS). According to the 2019 profit distribution plan approved by the Board on 25 March 2020, the Board proposed to distribute a dividend of RMB0.12 per share (including tax) (the “Final Dividend”) based on the total number of issued shares of the Company as at the record date for distributing dividend. The 2019 profit distribution plan will be implemented subject to approval of the Company’s 2019 annual general meeting (the “AGM”). The date and time of the AGM and book closure arrangement will be announced later. The notice of the AGM will be announced separately in accordance with the provisions of the Articles of Association of the Company. The notice of the AGM, the accompanying circular and proxy form will be despatched to holders of H shares in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”).

Subject to the passing of the resolution by the shareholders of the Company at the AGM, the Final Dividend is expected to be distributed on or around Tuesday, 21 July 2020 to shareholders whose names appear on the register of members of the Company’s H shares at the close of business on Monday, 29 June 2020. The Final Dividend is denominated and declared in Renminbi. The Final Dividend payable to the holders of the Company’s A shares shall be paid in Renminbi while those payable to the holders of the Company’s H shares shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated on the basis of the average closing exchange rates for Hong Kong dollars as announced by the Foreign Exchange Trading Centre of the PRC one calendar week prior to the approval of the Final Dividend at the AGM.

The Company is expected to close the register of members of the Company’s H shares from Wednesday, 24 June 2020 to Monday, 29 June 2020 (both days inclusive), during which period no transfer of H shares will be registered in order to confirm the shareholders’ entitlement to receive the Final Dividend. The holders of the Company’s H shares who wish to receive the Final Dividend should lodge the transfer documents and relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Room 1712- 1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong on or before 4:30 p.m. on Tuesday, 23 June 2020.

The record date for dividend distribution, distribution procedures and time for the distribution of dividends applicable to holders of the Company’s A shares will be announced separately.

VI.	Declaration of Risks Involved in the Forward-looking Statements

Forward-looking statements such as future plans and development strategies contained in this report do not constitute any substantive commitments of the Company to investors. The Company has alerted investors on the relevant investment risks.

VII.	There was no appropriation of funds by the controlling shareholder of the Company and its connected parties for non-operation purposes.

VIII.	The Company did not provide any external guarantees in violation of the required decision-making procedures.

IX.	Major Risk Warning

Potential risks are elaborated in this report. Please refer to Section II “Management Discussion and Analysis” under “Report of the Directors” for details of the potential risks arising from the future development of the Company.

X.	The Annual Report is published in both Chinese and English. In the event of any discrepancy between the Chinese and English versions, the Chinese version shall prevail.

DEFINITIONS

In this report, unless the context otherwise specifies, the following terms shall have the following meanings:

“Company” or “SPC”	Sinopec Shanghai Petrochemical Company Limited
“Board”	the board of directors of the Company
“Director(s)”	the Director(s) of the Company
“Supervisory Committee”	the Supervisory Committee of the Company
“Supervisor(s)”	the Supervisor(s) of the Company
“PRC” or “China” or “State”	the People’s Republic of China
“Reporting Period”	the year ended 31 December 2019
“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Shanghai Stock Exchange”	The Shanghai Stock Exchange
“Group”	the Company and its subsidiaries
“Sinopec Group”	China Petrochemical Corporation
“Sinopec Corp.”	China Petroleum & Chemical Corporation
“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong
Stock Exchange
“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai
Stock Exchange
“Model Code for Securities Transactions”	the Model Code for Securities Transactions by Directors of Listed
Issuers set out in Appendix 10 to the Hong Kong Listing Rules
“Securities Law”	the PRC Securities Law
“Company Law”	the PRC Company Law
“CSRC”	China Securities Regulatory Commission
“Articles of Association”	the articles of association of the Company
“Hong Kong Stock Exchange website”	www.hkexnews.hk
“Shanghai Stock Exchange website”	www.sse.com.cn
“website of the Company”	www.spc.com.cn
“HSSE”	Health, Safety, Security and Environment
“LDAR”	Leak Detection and Repair
“COD”	Chemical Oxygen Demand
“VOCs”	Volatile Organic Compounds
“SFO”	the Securities and Futures Ordinance of Hong Kong (Chapter 571
of the Laws of Hong Kong)
“Corporate Governance Code”	the Corporate Governance Code set out in Appendix 14 to the
Hong Kong Listing Rules
“Share Option Incentive Scheme”	the A Share Option Incentive Scheme of the Company
“International auditors”	PricewaterhouseCoopers
Certified Public Accountants Registered Public Interest Entity
Auditor*
“PRC auditors”	PricewaterhouseCoopers Zhong Tian LLP

Company Profile

Sinopec Shanghai Petrochemical Limited is one of the largest Petrochemical companies in China based on the 2019’s Sales volume and has quite competitive overall scale strength. It is also a significant production enterprise of refined oil, intermediate petrochemical products, resins & plastics, and synthetic fibers in China, with private independent utilities, environmental protection system, sea transportation, inland navigation, railway and highway transportation related supporting infrastructures.

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of petroleum products, intermediate petrochemical products, resins and plastics and synthetic fibers. The Company sells most of its products within the PRC domestic market and derives most of its revenues from customers in Eastern China, one of the fastest growing regions in the PRC.

The Company’s high-quality development is supported by the ever-increasing demand in the PRC for petrochemical products. Relying on the competitive advantage of its high degree of integration, the Company is optimizing its product mix, improving the quality and variety of its existing products, upgrading technology and increasing the capacity of its key upstream plants.

In July 1993, the Company became the first company incorporated under the laws of the PRC to make a global equity offering, and its shares were listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange.

Since the listing of its shares, the Company has strived to continuously improve and enhance its operation and management efficiency with an aim to become a world-class petrochemical enterprise.

Financial Highlights

(I)	Financial information prepared under IFRS (for the past five years)

				Unit: RMB million
Year ended 31 December	2019	2018	2017	2016	2015
Net sales	88,055.7	95,613.5	79,218.3	65,936.5	67,037.2
Profit before income tax	2,656.1	6,808.1	7,852.9	7,778.3	4,237.2
Profit for the year	2,227.2	5,336.2	6,154.2	5,981.5	3,310.4
Profit attributable to owners of the Company	2,215.7	5,336.3	6,143.2	5,968.5	3,274.3
Basic earnings per share (RMB/share)	0.205	0.493	0.569	0.553	0.303
Diluted earnings per share (RMB/share)	0.205	0.493	0.568	0.552	0.303
As at 31 December:
Total equity attributable to owners of the Company	29,863.3	30,346.1	28,230.2	24,722.0	19,797.3
Total assets	45,494.1	44,385.9	39,443.5	33,945.6	27,820.6
Total liabilities	15,500.2	13,923.5	10,927.9	8,942.4	7,726.3

Financial Highlights (continued)

(II)	Main accounting data and financial indicators in the past three years (Prepared under CAS)

				Unit:RMB ’000
			Increase/
			decrease
			compared to
			the previous year
Major accounting data	2019	2018	(%)	2017
Revenue	100,346,048	107,764,908	-6.88	92,013,569
Total profit	2,654,116	6,748,976	-60.67	7,851,234
Net profit attributable to shareholders of the Company	2,213,716	5,277,186	-58.05	6,141,558
Net profit attributable to shareholders of the Company excluding non-recurring items	2,073,020	5,067,583	-59.09	6,293,745
Net cash flow from operating activities	5,121,209	6,695,099	-23.51	7,078,482

			Increase/
			decrease
			compared to
			the previous year
	End of 2019	End of 2018	end (%)	End of 2017
Total equity attributable to equity shareholders of the Company	29,885,341	30,370,126	-1.60	28,256,306
Total assets	45,636,128	44,539,960	2.46	39,609,536

Financial Highlights (continued)

			Increase/ decrease
			compared to the
Major financial indicators	2019	2018	previous year (%)	2017
Basic earnings per share (RMB/share)	0.205	0.488	-57.99	0.568
Diluted earnings per share (RMB/share)	0.205	0.488	-57.99	0.568
Basic earnings per share excluding non-recurring items (RMB/share)	0.192	0.468	-58.97	0.583
Return on net assets (weighted average) (%)*	7.143	16.211	Decreased by 9.07 percentage points	20.840
Return on net assets excluding non-recurring items (weighted average) (%)*	6.726	15.567	Decreased by 8.84 percentage points	21.356
Net cash flow per share generated from operating activities (RMB/share)	0.473	0.619	-23.59	0.655

			Increase/ decrease
			compared to the
	End of 2019	End of 2018	previous year end (%)	End of 2017
Net assets per share attributable to equity shareholders of the Company (RMB/share)*	2.761	2.806	-1.60	2.613
			Increased by 2.68
Gearing ratio (%)	34.228	31.553	percentage points	27.943

*	The above-mentioned net assets do not include minority shareholders’ interests.

Financial Highlights (continued)

(III)	Non-recurring items (Prepared under CAS)

			Unit: RMB ’000
Non-recurring items	2019	2018	2017
Gains/(losses) on disposal of non-current assets	158,551	172,508	-13,017
Losses/(gains) on disposal of long-term equity investment	-60,951	1,622	10,339
Employee reduction expenses	-45,394	-34,450	-176,954
Government grants recognised through profit or loss (excluding government grants pursuant to the State’s unified standard sum and quota to closely related corporate business)	79,678	126,329	75,703
Income from external entrusted lendings	—	11	1,164
Net (losses)/gains on settlement of foreign exchange option and forward foreign exchange contracts	-15,316	14,520	–1,516
Income from structured deposit	86,848	—	—
Payments for sale of financial assets at fair value through other comprehensive income	-19,513	—	—
Gains from derivative financial assets and fair value changes of liabilities	1,597	—	—
Other non-revenue and expenses other than those mentioned above	-42,322	-55,092	–44,159
Effect on non-controlling interests (after tax)	3,515	-7,079	–1,526
Tax effect for the above items	-5,997	–8,766	–2,221

Total	140,696	209,603	-152,187

(IV)	Differences between financial statements prepared under CAS and IFRS

				Unit: RMB ’000
	Net profit		Net asset

	The Reporting	Corresponding period	At the of the	At the beginning of
	Period	of the previous year	Reporting Period	the Reporting Period
Prepared under CAS	2,225,153	5,277,073	30,015,901	30,486,504
Prepared under IFRS	2,227,165	5,336,218	29,993,848	30,462,441

For detailed differences between the financial statements prepared under CAS and IFRS, please refer to supplements to the financial statements prepared under CAS.

Financial Highlights (continued)

(V)	Major quarterly financial data in 2019 (Prepared under CAS)

				Unit:RMB ’000
				Fourth
	First Quarter	Second	Third Quarter	Quarter
	(January to	Quarter	(July to	(October to
	March)	(April to June)	September)	December)
Revenue	25,136,233	26,856,350	23,377,016	24,976,449
Net profit attributable to shareholders of the Company	610,653	526,588	534,891	541,584
Net profit attributable to shareholders of the Company excluding non-recurring items	624,529	513,200	384,523	550,768
Net cash flows (used)/generated from operating activities	-1,089,708	1,335,682	-660,602	5,535,837

Principal Products

The Company is a highly vertically integrated petrochemical company. Most of the petroleum products and intermediate petrochemical products produced by the Company are used in the production of the Company’s downstream products.

The following table sets forth the net sales of the Group’s major products in 2019 as a percentage of total net sales and their typical uses.

Major products sold by the Company	% of 2019 net sales	Typical use
Manufactured products
Synthetic Fibres
Polyester staple	0.22	Textiles and apparel
Acrylic staple	2.08	Cotton type fabrics, wool type fabrics
Others	0.15

Subtotal:	2.45

Principal Products (continued)

Major products sold by the Company	% of 2019 net sales	Typical use
Resins and Plastics
Polyester chips	1.99	Polyester fibres, films and containers
PE pellets	4.72	Films, ground sheeting, wire and cable compound and other injection moulding products such as housewares and toys
PP pellets	4.10	Films or sheets, injection moulding products such as housewares, toys and household electrical appliances and automobile parts
PVA	0.12	PVA fibres, building coating materials and textile starch
Others	0.40

Subtotal:	11.33

Intermediate Petrochemical Products
Ethylene	0.01	Feedstock for PE, EG, PVC and other intermediate petrochemical products which can be further processed into resins and plastics and synthetic fibre
Ethylene Oxide	1.99	Intermediate for chemical and pharmaceutical industry, dyes, detergents and adjuvant
Benzene	1.61	Intermediate petrochemical products, styrene, plastics, explosives, dyes, detergents, epoxies and polyamide fibre
PX	3.19	Intermediate petrochemical, polyester
Butadiene	0.90	Synthetic rubber and plastics
Ethylene Glycol	0.87	Fine chemicals
Others	3.14

Subtotal:	11.71

Petroleum Products
Gasoline	19.37	Transportation fuels
Diesel	18.21	Transportation and agricultural machinery fuels
Jet fuel	6.38	Transportation fuels
Others	5.02

Subtotal:	48.98

Trading of petrochemical products	24.63	Import and export trade of petrochemical products (purchased from domestic and overseas suppliers)

Others	0.90

TOTAL:	100

Change in Share Capital of Ordinary Shares and Shareholders

(I)	Changes in share capital of ordinary shares during the Reporting Period

The Company had no changes in share capital of ordinary shares during the Reporting Period.

(II)	Issue of shares

1.	Issue of shares during the Reporting Period

The Company issued no shares during the Reporting Period.

2.	Changes in the Company’s total number of ordinary shares, shareholding structure and the Company’s assets and liabilities

The Company had no changes in the Company’s total number of ordinary shares, shareholding structure and the Company’s assets and liabilities during the Reporting Period.

3.	Employees shares

The Company had no employees shares as at the end of the Reporting Period.

(III)	Shareholders and de facto controller

1.	Total number of shareholders

Number of shareholders of ordinary shares as at the end of the Reporting Period	87,549
Number of shareholders of ordinary shares as at the end of the month immediately preceding the publication date of the annual report	90,981

Change in Share Capital of Ordinary Shares and Shareholders (continued)

2.	Shareholding of the top ten shareholders as at the end of the reporting period

	Shareholding of the top ten shareholders
				Number		Pledged/Frozen
			Increase/	of shares
		Increase/decrease	decrease of	held at the
		of shareholding	shareholding	end of the	Percentage
		during the	during the	Reporting	of
		Reporting Period	Reporting	Period	shareholding	Status of	Number of	Nature of
Full name of shareholder	Class of shares	(Shares)	Period (Shares)	(Shares)	(%)	Shares	Shares	shareholder
China Petroleum & Chemical Corporation	A shares	0	5,460,000,000	50.44	0	None	0	State-owned
								legal person
HKSCC (Nominees) Limited	H shares	-3,457,074	3,454,683,747	31.92	0	Unknown	–	Overseas legal
								person
China Securities Finance Corporation Limited	A shares	0	324,111,018	2.99	0	None	0	Others
HKSCC Limited	A shares	-1,021,789	77,677,135	0.72	0	None	0	Others
Central Huijin Investment Ltd.	A shares	0	67,655,800	0.63	0	None	0	Others
GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	A shares	0	45,222,300	0.42	0	None	0	Others
China Universal Asset Management Co., Ltd. – 1103 Combination of Social Security	A shares	+45,000,620	45,000,620	0.42	0	None	0	Others
Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	A shares	0	43,531,469	0.40	0	None	0	Others
China Asset Fund – Agricultural Bank of China – China Asset CSI Financial Asset Management Plan	A shares	0	43,083,750	0.40	0	None	0	Others
Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	A shares	0	43,083,700	0.40	0	None	0	Others
Note on connected relationship or acting in concert of the above shareholders:	Among the above-mentioned shareholders, China Petroleum & Chemical Corporation (“Sinopec Corp.”), a State-owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC
(Nominees) Limited is a nominee and HKSCC Limited is the nominal holder of the company’s Shanghai-Hong Kong Stock
Connect. Apart from the above, the Company is not aware of any connected relationships among the other shareholders, or whether any other shareholder constitutes an act-in-concert party under the Administrative Measures on Acquisition of Listed
	Companies.

Change in Share Capital of Ordinary Shares and Shareholders (continued)

(IV)	Details of the controlling shareholder and the de facto controller

1.	Details of the controlling shareholder

(1)	Legal person

Name	China Petroleum & Chemical Corporation

Responsible person or legal representative	Zhang Yuzhuo

Date of incorporation	25 February 2000

Major business operations	Oil and natural gas exploration and extraction, pipeline transmission and sales; oil refining production, sales, storage and transportation of petrochemicals, chemical fibres, chemical fertilizers and other chemical products; import, export and import/export agency business of crude oil, natural gas, refined petroleum products, petrochemicals, chemicals, and other chemical products and other commodities and technologies; research, development and application of technology and information.

Shareholdings in other domestic and overseas companies during the Reporting Period	Details of shareholding of Sinopec Corp. in other listed companies:

Company Name	Number of shares held	Percentage of shareholding
Sinopec Shandong Taishan Petroleum Co., Ltd.	118,140,120	24.57%

Change in Share Capital of Ordinary Shares and Shareholders (continued)

2.	Details of the de facto controller

(1)	Legal person

Name	China Petrochemical Corporation

Responsible person or legal representative	Zhang Yuzhuo

Date of incorporation	24 July 1998

Major businesses operations	According to Sinopec Group’s restructuring in 2000, China Petrochemical Corporation injected its main petrochemical business into Sinopec Corp. Sinopec Group continues to operate several petrochemical facilities and small refining plants. Its services include: provision of drilling, logging and downhole operation services, production and maintenance of manufacturing equipment; engineering construction service and water, electricity and other public utilities and social services.

Shareholdings in other domestic and overseas companies during the Reporting Period	Details of shareholding of Sinopec Group in other listed companies:

Company Name	Number of shares held	Percentage of shareholding
China Petroleum & Chemical Corporation (Note 1)*	82,709,227,393	68.31%
Sinopec Engineering (Group) Co., Ltd.	2,907,856,000	65.67%
Sinopec Oilfield Service Corporation (Note 2)	10,727,896,364	56.51%
Sinopec Oilfield Equipment Corporation	351,351,000	58.74%
China Merchants Energy Shipping Co., Ltd.	912,886,426	15.05%

Note 1: The 553,150,000 H shares held by Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of Sinopec Group are included in the total number of shares held by HKSCC (Nominees) Limited.

Note 2: The 2,595,786,987 H shares held by Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of Sinopec Group are included in the total number of shares held by HKSCC (Nominees) Limited.

Change in Share Capital of Ordinary Shares and Shareholders (continued)

3.	Diagram of the ownership and controlling relationship between the Company and the controlling shareholder and the de facto controller

*	Including 553,150,000 H shares in Sinopec Corp. held by Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of Sinopec Group, through HKSCC (Nominees) Limited.

(V)	Other legal person shareholders holding more than 10% of the Company’s shares

As at 31 December 2019, HKSCC (Nominees) Limited held 3,454,683,747 H shares of the Company, representing 31.92% of the total number of issued shares of the Company.

(VI)	Public float

Based on the public information available to the Board, as at 25 March 2020, the Company had a public float which is in compliance with the minimum requirement under the Hong Kong Listing Rules.

Change in Share Capital of Ordinary Shares and Shareholders (continued)

(VII)	Interests and short positions of the substantial shareholders of the Company in shares and underlying shares of the Company

As at 31 December 2019, so far as was known to the Directors or chief executive of the Company, the interests and short positions of the Company’s substantial shareholders (being those who are entitled to exercise or control the exercise of 5% or more of the voting power at any general meeting of the Company but excluding the Directors, chief executive and Supervisors) in the shares and underlying shares of the Company who are required to disclose their interests pursuant to Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the “SFO”) or as recorded in the register of interests required to be kept under section 336 of the SFO were as set out below:

Interests in ordinary shares of the Company

Name of shareholders	Interests held or deemed as held (shares)	Note	Percentage of total issued shares of the Company (%)		Percentage of total issued shares of the relevant class (%)		Capacity
China Petroleum & Chemical	5,460,000,000 A shares (L) Shares of legal person	(1)	50.44	(L)	74.50	(L)	Beneficial owner
The Bank of New York Mellon Corporation	436,867,031 H shares (L)	(2)	4.04	(L)	12.50	(L)	Interests of controlled corporation
	367,331,900 H shares (S)		3.39	(S)	10.51	(S)
	61,158,279 H shares (P)		0.57	(P)	1.75	(P)
BlackRock, Inc.	310,415,788 H shares (L)	(3)	2.87	(L)	8.88	(L)	Interests of controlled corporation
Corn Capital Company Limited	211,008,000 H shares (L)	(4)	1.95	(L)	6.04	(L)	Beneficial owner
	200,020,000 H shares (S)		1.85	(S)	5.72	(S)
Hung Hin Fai	211,008,000 H shares (L)	(4)	1.95	(L)	6.04	(L)	Interests of controlled
	200,020,000 H shares (S)(4)		1.85	(S)	5.72	(S)	corporation
Yardley Finance Limited	200,020,000 H shares (L)	(5)	1.85	(L)	5.72	(L)	Secured equity holders
Chan Kin Sun	200,020,000 H shares (L)	(5)	1.85	(L)	5.72	(L)	Interests of controlled
							corporation
Citigroup Inc.	247,632,514 H shares (L)	(6)	2.29	(L)	7.08	(L)	Secured equity holders,
	382,000 H shares (S)		0.01	(S)	0.01	(S)	Interests of controlled
	228,109,392 H shares (P)		2.11	(P)	6.52	(P)	corporation, and
							approved lending
							agents

(L): Long position; (S): Short position; (P): Lending Pool

Change in Share Capital of Ordinary Shares and Shareholders (continued)

Note:

(1)

Based on the information obtained by the Directors from the website of the Hong Kong Stock Exchange and as far as the Directors are aware, Sinopec Group directly and indirectly owned 68.77% of the issued share capital of Sinopec Corp. as at 31 December 2019. By virtue of such relationship, Sinopec Group is deemed to have an interest in the 5,460,000,000 A shares of the Company directly owned by Sinopec Corp.

(2)

All the 436,867,031 H shares (long position) and 367,331,900 H shares (short position) are deemed to be held by The Bank of New York Mellon Corporation, due to control of multiple companies (among which 367,331,900 H shares (short position) are held through physical-settlement unlisted derivatives) Below are the companies indirectly or wholly owned by The Bank of New York Mellon Corporation:

(2.1)

All the 436,861,231 H shares (long position) and 367,331,900 H shares (short position) are held by The Bank of New York Mellon. Since The Bank of New York Mellon is wholly owned by The Bank of New York Mellon Corporation, The Bank of New York Mellon Corporation is deemed to have an interest in the 436,861,231 H shares (long position) and 367,331,900 H shares (short position) of the Company held by The Bank of New York Mellon.

(2.2)

All the 2,900 H shares (long position) are held by BNY MELLON, NATIONAL ASSOCIATION. Since BNY MELLON NATIONAL ASSOCIATION is wholly owned by The Bank of New York Mellon Corporation, The Bank of New York Mellon Corporation is deemed to have an interest in the 2,900 H shares (long position) of the Company held by BNY MELLON, NATIONAL ASSOCIATION.

(2.3)

All the 2,900 H shares (long position) were held by BNY Mellon Corporate Trustee Services Limited. Since BNY Mellon Corporate Trustee Services Limited is indirectly wholly owned by The Bank of New York Mellon Corporation, The Bank of New York Mellon Corporation is deemed to have an interest in the 2,900 H shares (long position) of the Company held by BNY Mellon Corporate Trustee Services Limited.

(3)

All the 310,415,788 H shares (long position) are deemed to be held by BlackRock, Inc., due to control of multiple companies.(among which 944,000 H shares (long position) are held through cash settled unlisted derivatives) Below are the companies indirectly wholly owned by BlackRock, Inc:

(3.1)

All the 7,210,900 H shares (long position) are held by BlackRock Investment Management, LLC. Since BlackRock Investment Management, LLC is indirectly wholly owned by BlackRock, Inc. through Trident Merger, LLC, BlackRock, Inc. is deemed to have an interest in the 7,210,900 H shares (long position) of the Company held by BlackRock Investment Management, LLC.

Change in Share Capital of Ordinary Shares and Shareholders (continued)

(3.2)

All the 23,766,700 H shares (long position) are held by BlackRock Financial Management, Inc. Since BlackRock Financial Management, Inc. is indirectly wholly owned by BlackRock, Inc. through BlackRock Holdco 2, Inc., BlackRock, Inc. is deemed to have an interest in the 23,766,700 H shares (long position) of the Company held by BlackRock Financial Management, Inc. In addition, BlackRock Financial Management, Inc. is interested in the shares of the Company through the following companies:

(3.2.1)	6,906,000 H shares (long position) are held by BlackRock Advisors, LLC.

(3.2.2)	BlackRock Holdco 4, LLC is wholly owned by BlackRock Financial Management, Inc. BlackRock Holdco 4, LLC is interested in the shares of the Company through the following companies:

(3.2.2.1)	83,718,659 H shares (long position) are held by BlackRock Institutional Trust Company, National Association.

(3.2.2.2)	93,172,000 H shares (long position) are held by BlackRock Fund Advisors.

(3.3)

86% of interest in BR Jersey International Holdings L.P. are indirectly held by BlackRock, Inc. BR Jersey International Holdings L.P. is interested in the shares of the Company through the following companies:

(3.3.1)	9,689,963 H shares (long position) are held by BlackRock Japan Co., Ltd. (which is indirectly wholly owned by BR Jersey International Holdings L.P.)

(3.3.2)	938,000 H shares (long position) are held by BlackRock Asset Management Canada Limited (which is 99.9% indirectly held by BR Jersey International Holdings L.P.)

(3.3.3)	4,112,300 H shares (long position) are held by BlackRock Investment Management (Australia) Limited (which is indirectly wholly owned by BR Jersey International Holdings L.P.)

(3.3.4)	1,930,089 H shares (long position) are held by BlackRock Asset Management North Asia Limited (which is indirectly wholely owned by BR Jersey International Holdings L.P.)

(3.3.5)	1,732,000 H shares (long position) are held by BlackRock (Singapore) Limited (which is indirectly wholly owned by BR Jersey International Holdings L.P.)

Change in Share Capital of Ordinary Shares and Shareholders (continued)

(3.4)

90% of interest in BlackRock Group Limited is indirectly held by BR Jersey International Holdings L.P. (See (3.3) above). BlackRock Group Limited is interested in the shares of the Company through the following companies, which are directly or indirectly wholly owned by BlackRock Group Limited:

(3.4.1)	552,000 H shares (long position) are held by BlackRock (Netherlands) B.V.

(3.4.2)	988,000 H shares (long position) are held by BlackRock Advisors (UK) Limited.

(3.4.3)	23,357,362 H shares (long position) are held by BlackRock Investment Management (UK) Limited.

(3.4.4)	9,401,425 H shares (long position) are held by BlackRock Fund Managers Limited.

(3.4.5)	372,000 H shares (long position) are held by BlackRock International Limited.

(3.4.6)	6,021,390 H shares (long position) are held by BlackRock Life Limited.

(3.4.7)	33,675,000 H shares (long position) are held by BlackRock Asset Management Ireland Limited.

(3.4.8)	2,844,000 H shares (long position) are held by BLACKROCK (Luxembourg) S.A.

(3.4.9)	28,000 H shares (long position) are held by BlackRock Asset Management (Schweiz) AG.

(4)

These shares were held by Corn Capital Company Limited. Hung Hin Fai held 100% interests in Corn Capital Company Limited. Pursuant to the SFO, Hung Hin Fai was deemed to be interested in the shares held by Corn Capital Company Limited.

(5)

These shares were held by Yardley Finance Limited. Chan Kin Sun held 100% interests in Yardley Finance Limited. Pursuant to the SFO, Chan Kin Sun was deemed to be interested in the shares held by Yardley Finance Limited.

Change in Share Capital of Ordinary Shares and Shareholders (continued)

(6)

Of the H shares (long position) held by Citigroup Inc., 4,081,000 H shares (long position) are held through physical-settlement listed derivatives and 226,000 H shares (long position) are held through cash settled unlisted derivatives. Of the H shares (short position) held by Citigroup Inc., 382,000 H shares (short position) are held through cash settled unlisted derivatives. In addition, Citigroup Inc. is deemed to hold a total of 3,181,122 H shares (long position) and 382,000 H shares (short position) of the Company, due to control of multiple companies. The following companies are indirectly owned by Citigroup Inc.:

(6.1)

All the 228,109,392 H shares (long position) are held by Citibank, N.A. Since Citibank, N.A. is wholly owned by Citigroup Inc., Citigroup Inc. is deemed to have an interest in the 228,109,392 H shares (long position) of the Company held by Citibank, N.A.

(6.2)

All the 29,000 H shares (long position) are held by Citigroup Global Markets Inc. Since Citigroup Global Markets Inc. is indirectly wholly owned by Citigroup Inc., Citigroup Inc. is deemed to have an interest in the 29,000 H shares (long position) of the Company held by Citigroup Global Markets Inc.

(6.3)

All the 19,493,122 H shares (long position) and 382,000 H shares (short position) are held by Citigroup Global Markets Limited. Since 90% of interest in Citigroup Global Markets Limited are indirectly held by Citigroup Inc., Citigroup Inc. is deemed to have an interest in the 19,493,122 H shares (long position) and 382,000 H shares (short position) of the Company held by Citigroup Global Markets Limited.

(6.4)

All the 1,000 H shares (long position) are held by Citicorp Trust South Dakota. Since Citicorp Trust South Dakota is indirectly wholly owned by Citigroup Inc., Citigroup Inc. is deemed to have an interest in the 1,000 H shares (long position) of the Company held by Citicorp Trust South Dakota.

Save as disclosed above, as at 31 December 2019, the Directors have not been notified by any person (other than the Directors, chief executive and Supervisors) who had interests or short positions in the shares and underlying shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register of interests required to be kept by the Company under section 336 of the SFO.

Directors, Supervisors, Senior Management and Employees

(I)	Changes in shareholdings and remuneration

1.	Changes in shareholdings and remuneration of Directors, Supervisors and senior management who hold the position currently or left the office during the Reporting Period

Name	Former name/ alias	Position	Sex	Age	Date of commencement of service term	End date of service term	Number of shares held at the beginning of the Reporting Period (ten thousand shares)	Number of shares held at the end of the Reporting Period	Change in number of shares during the Reporting Period	Total remuneration received from the Company during the Reporting Period (before taxation) (RMB’ ten thousand)	Whether received remuneration from connected person(s) of the Company
Wu Haijun	None	Executive Director, Chairman, Acting Secretary to the Board	M	57	June 2017	June 2020	0	0	0	92.54	No
Jin Qiang	None	Executive Director & Vice President	M	54	June 2017	June 2020	30.1	30.1	0	105.96	No
Zhou Meiyun	None	Executive Director, Vice President & Chief Financial Officer	M	50	June 2017	June 2020	0	0	0	98.22	No
Jin Wenmin	None	Executive Director & Vice President	M	55	June 2018	June 2020	17.5	17.5	0	100.64	No
Lei Dianwu	None	Non-executive Director	M	57	June 2017	June 2020	0	0	0	0	Yes
Mo Zhenglin	None	Non-executive Director	M	55	June 2017	June 2020	0	0	0	0	Yes
Zhang Yimin	None	Independent Non-executive Director	M	65	June 2017	June 2020	0	0	0	15.00	No
Liu Yunhong	None	Independent Non-executive Director	M	43	June 2017	June 2020	0	0	0	15.00	No
Du Weifeng	None	Independent Non-executive Director	M	43	June 2017	June 2020	0	0	0	15.00	No
Li Yuanqin	None	Independent Non-executive Director	F	46	August 2017	June 2020	0	0	0	15.00	No
Ma Yanhui	None	Supervisor, Chairman of the Supervisory Committee	M	49	June 2017	June 2020	0	0	0	97.33	No
Zhang Feng*	None	Supervisor	M	50	October 2019	June 2020	7	1	-6	14.78	No
Chen Hongjun*	None	Supervisor	M	49	October 2019	June 2020	13.35	3.1	-10.25	15.32	No
Zhai Yalin	None	Supervisor	M	55	June 2017	June 2020	0	0	0	0	Yes
Zheng Yunrui	None	Independent Supervisor	M	54	June 2017	June 2020	0	0	0	10.00	No
Choi Ting Ki	None	Independent Supervisor	M	65	June 2017	June 2020	0	0	0	10.00	No
Guan Zemin*	None	President	M	55	February 2020	June 2020	—	—	—	—	No
Huang Xiangyu*	None	Vice President	M	51	February 2020	June 2020	—	—	—	—	No
Huang Fei*	None	Vice President	M	43	February 2020	June 2020	—	—	—	—	No
Shi Wei*	None	Former Executive Director & President	M	60	September 2018	December 2019	0	0	0	115.13	No
Guo Xiaojun*	None	Former Executive Director, Vice President, Secretary to the Board & Joint Company Secretary	M	50	June 2017	December 2019	30.1	30.1	0	106.00	No
Zuo Qiang*	None	Former Supervisor	M	57	June 2017	September 2019	0	0	0	44.08	No
Li Xiaoxia*	None	Former Supervisor	F	50	June 2017	October 2019	0	0	0	64.56	No
Fan Qingyong*	None	Former Supervisor	M	55	June 2017	December 2019	0	0	0	0	Yes

Total	/	/	/	/	/	/	98.05	81.8	-16.25	934.56	/

Directors, Supervisors, Senior Management and Employees (continued)

*

On 11 October 2019, the staff association of the Company through democratic election procedure elected Mr. Zhang Feng and Mr. Chen Hongjun as employee representative supervisors of the Company. The changes in shareholdings of Mr. Zhang Feng and Mr. Chen Hongjun occurred before serving as employee representative supervisors.

*

Mr. Guan Zemin was appointed as President of the Company at the 20th meeting of the Ninth Session of the Board on 3 February 2020. Mr. Huang Xiangyu and Mr. Huang Fei were appointed as the Company’s Vice Presidents on the same day.

*

On 19 December 2019, Mr. Shi Wei submitted to the Board a request to cease serving as an Executive Director and Vice President due to his age at retirement. On 19 December 2019, Mr. Guo Xiaojun submitted to the Board a request to cease serving as Executive Director, Vice President and Secretary to the Board due to other work arrangements. Mr. Shi Wei’s and Mr. Guo Xiaojun’s resignation took effect when their resignation reports were submitted to the Board on 19 December 2019.

*

On 2 September 2019, Mr. Zuo Qiang submitted a request to the Supervisory Committee to cease serving as a supervisor due to other work arrangements. Mr. Zuo Qiang’s resignation took effect when his resignation report was submitted to the Supervisory Committee on 2 September 2019.

*

On 30 September 2019, Ms. Li Xiaoxia submitted a request to the Supervisory Committee to cease serving as a supervisor due to other work arrangements. Given that the resignation of Ms. Li resulted in the proportion of employee supervisors in the Supervisory Committee falling below the statutory requirement, according to regulations in the Company Law and the Articles of Association, Ms. Li Xiaoxia’s resignation took effect after Mr. Zhang Feng and Mr. Chen Hongjun were elected as employee representative supervisors of the Company through employee democratic election procedure on 11 October 2019.

*

On 27 December 2019, Mr. Fan Qingyong submitted a request to the Supervisory Committee to cease serving as a supervisor due to other work arrangements. Mr. Fan Qingyong’s resignation took effect when his resignation report was submitted to the Supervisory Committee on 27 December 2019.

Directors, Supervisors, Senior Management and Employees (continued)

(II)	Profiles of Directors, Supervisors and senior management

Directors:

Wu Haijun, aged 57, is an Executive Director, Chairman, Chairman of the Strategy Committee, member of the Nomination Committee of the Company, Acting Secretary to the Board, Director of Shanghai SECCO and Chairman of Shanghai Chemical Industry Park Development Co., Ltd. Mr. Wu joined the Shanghai Petrochemical Complex (the “Complex”) in 1984 and has held various positions, including Deputy Director and Director of the Company’s No. 2 Chemical Plant, as well as manager of the Chemical Division. He was Vice President of the Company from May 1999 to March 2006 and Director of the Company from June 2004 to June 2006. Mr. Wu was manager and Secretary of the Communist Party Committee of the Chemical Sales Branch of Sinopec Corp from December 2005 to March 2008. From December 2005 to April 2010, he was Director of the Chemical Business Department of Sinopec Corp. From April 2010 to August 2018, he was appointed as a Director of Shanghai SECCO. From April 2010 to February 2011, Mr. Wu was President of Shanghai SECCO. From April 2010 to August 2018, he was appointed Secretary of the Communist Party Committee of Shanghai SECCO and in June 2010 he was appointed Director of the Company. From June 2010 to December 2017, he served as Vice President of the Company. From February 2011 to March 2015, he acted as Vice President of Shanghai SECCO, and was President of Shanghai SECCO from March 2015 to December 2017. From December 2017 to January 2019, Mr. Wu was appointed Chairman of Shanghai SECCO. He has served as President and Secretary of the Communist Party Committee of the Company from December 2017 to September 2018. In December 2017, he was appointed as Chairman of the Company. In January 2018, he was appointed as Chairman of Shanghai Chemical Industry Park Development Co, Ltd. and was appointed as Secretary to the Communist Party Committee of the Company in August 2018. In December 2019, he was appointed as Acting Secretary to the Board. Mr. Wu graduated from the East China Institute of Chemical Technology in 1984, majoring in chemical engineering, and obtained a bachelor’s degree in engineering. In 1997, he obtained a master’s degree in business administration from the China Europe International Business School. He is a professor-grade senior engineer by professional title.

Jin Qiang, aged 54, is an Executive Director and Vice President of the Company. Mr. Jin joined Zhenhai General Petrochemical Works in 1986 and has held various positions, including Deputy Chief of the Utilities Department, Deputy Director and Director of the Machinery and Power Division of SINOPEC Zhenhai Refining & Chemical Co., Ltd., and Director of the Machinery and Power Division of SINOPEC Zhenhai Refining & Chemical Company. Mr. Jin was Deputy Chief Engineer of SINOPEC Zhenhai Refining & Chemical Company from March 2007 to October 2011, and was appointed Vice President of the Company in October 2011. In June 2014, Mr. Jin was appointed Executive Director of the Company. Mr. Jin graduated from the East China Institute of Chemical Technology in 1986 majoring in chemical machinery, and graduated from the Graduate School of Central Party School in 2007 majoring in economic management. He is a professor-grade senior engineer by professional title.

Directors, Supervisors, Senior Management and Employees (continued)

(II) Profiles of Directors, Supervisors and senior management (Continued)

Zhou Meiyun, aged 50, is an Executive Director, Vice President, Chief Financial Officer, member of the Remuneration and Appraisal Committee and the Strategy Committee of the Company. Mr. Zhou joined the Complex in 1991 and has held various positions, including Officer, Assistant to Manager, Deputy Manager and Manager of the Finance Department of the Company. He served as Manager of the Finance Department of Shanghai SECCO from May 2011 to March 2017, and was appointed Vice President and Chief Financial Officer of the Company in February 2017. He has served as Executive Director of the Company since June 2017 and Chairman of China Jinshan Associated Trading Corporation (“Jinshan Associated Trading”) since July 2017. In May 2019, Mr. Zhou served as General Counsel of the Group. Mr. Zhou graduated from the Shanghai University of Finance and Economics in 1991 majoring in accounting, and obtained a master’s degree in economics from the Huazhong University of Science and Technology majoring in western economics in 1997. He is a senior accountant by professional title.

Jin Wenmin, aged 55, is an Executive Director and Vice President of the Company. Mr. Jin joined the Complex in 1985 and served as the Secretary of the Communist Party Committee of the Company’s No. 1 Oil Refining Device of Refining Unit, Head of Butadiene Device, Manager of the storage and transportation, branch company, manager and Deputy Secretary of the Communist Party Committee of Storage and Transportation Department, manager and Deputy Secretary of the Communist Party Committee of Oil Refining Department etc. From April 2013 to February 2017, Mr. Jin was appointed as Head of Production Department of the Company. From May 2013 to August 2016, Mr. Jin was appointed as Assistant to the President of the Company and was appointed as Vice President of the Company in September 2016. He was appointed Executive Director of the Company in June 2018. Mr. Jin graduated from the Shanghai Second Polytechnic University in July 2003, majoring in business administration. He is a senior engineer by professional title.

Lei Dianwu, aged 57 is a Non-executive Director, member of the Strategy Committee of the Company and, Senior Vice President of Sinopec Corp., the controlling shareholder of the Company. From June 2005, Mr. Lei has served as Non-executive Director of the Company. Mr. Lei has held various positions, including Deputy Director of Planning Division and Director of the Preparation Office of the Joint Venture of Yangzi Petrochemical Company, and Vice President and manager of the Production Division of Yangzi BASF Stylene Company Limited. He acted as Deputy Manager of Yangzi Petrochemical Company and Deputy Director of its Joint Venture Office, Director of the Development and Planning Division of China Dong Lian Petrochemical Limited Liabilities Company, Deputy General Manager of Yangzi Petrochemical Limited Liabilities Company and Deputy Director of the Development and Planning Division of Sinopec Corp. From March 2001 to August 2013, he was Director of Development and Planning Division of Sinopec Corp. From March 2009 to October 2018, Mr. Lei was Assistant to the President of Sinopec Group. From March 2009 to October 2018, he was Vice President of Sinopec Corp. From August 2013 to October 2018, he was Chief Economist of Sinopec Group. From October 2015 to October 2018, Mr. Lei acted as the Secretary to the board of directors of Sinopec Group. From June 2018 to December 2018, he was Director general of Department of International Cooperation of the Sinopec Group, Director of the Foreign Affairs Office, Director of Office of Hong Kong, Macau and Taiwan Affairs, and Director general of Department of International Cooperation of China Petroleum & Chemical Corporation. From October 2018, he has served as Senior Vice President of Sinopec Corp. Mr. Lei has rich experience in enterprise planning and investment development management. In 1984, Mr. Lei graduated from the East China Petroleum Institute majoring in basic organic chemicals and obtained a bachelor’s degree in engineering. He is a professor-grade senior engineer by professional title.

Directors, Supervisors, Senior Management and Employees (continued)

(II)	Profiles of Directors, Supervisors and senior management (Continued)

Mo Zhenglin, aged 55, is a Non-Executive Director and member of the Strategy Committee of the Company, Deputy Director of the Finance Division of Sinopec Corp., controlling shareholder of the Company. In June 2014, Mr. Mo was appointed as Non-executive Director of the Company. Mr. Mo began his career in August 1986 and has held various positions, including Deputy Director of the Finance Department and Head of the Accounting Department of Beijing Yanshan Petrochemical Corporation and Chief Accountant and Director of the Finance Department of its Refinery Division, and Deputy Chief Accountant of SINOPEC Beijing Yanshan Company and Chief Accountant of its Refinery Division, Director of Beijing Yanshan Petrochemical Company Limited and Chief Accountant of SINOPEC Beijing Yanshan Company. Mr. Mo has been Chief Accountant of the Chemical Division of Sinopec Corp. from August 2008 to August 2017, and Director of Shanghai SECCO from November 2008 to October 2017. From March 2015 to August 2017, he was Deputy Director of the Chemical Division of Sinopec Corp. In August 2017, Mr. Mo was appointed as Deputy Director of the Finance Division of Sinopec Corp. Mr. Mo obtained a bachelor’s degree in management from Zhongnan University of Economics in 1986, majoring in finance and accounting. He is a senior accountant by professional title.

Zhang Yimin, aged 65, is an Independent Non-executive Director, Chairman of the Remuneration and Appraisal Committee and the Nomination Committee of the Company and an Emeritus Professor of Economics and Finance at the China Europe International Business School. He has been an Independent Non-Executive Director of the Company since October 2013. Mr. Zhang has been an independent director of Shanghai Huayi Group Corporation Ltd. (listed on the Shanghai Stock Exchange, stock code: 600623) since April 2015. Mr. Zhang obtained a doctorate’s degree majoring in finance and political studies at the Business School of the University of British Columbia, Canada, and has held various positions, including a Post-doctoral Fellow at the Business School of the University of British Columbia, Canada, Assistant Professor at the Business School of the University of New Brunswick, Canada, and Associate Professor of Economics and Finance Department at the City University of Hong Kong. He was appointed as Professor of the China Europe International Business School in September 2004, and as Emeritus Professor of Finance of the China Europe International Business School since January 2010. His major area of research is in operations, financing and industrial economic studies. He possesses a wealth of professional expertise and experience.

Directors, Supervisors, Senior Management and Employees (continued)

(II)	Profiles of Directors, Supervisors and senior management (Continued)

Liu Yunhong, aged 43, is an Independent Non-executive Director and member of Audit Committee of the Company, Assistant to General Manager of Hwabao Securities Co. Ltd., and the Deputy Head of the Institute of International M&A and Investment, Renmin University of China. He has been an Independent Non-executive Director of the Company since June 2015. From 13 May 2014 to 24 March 2018, Mr. Liu was an independent director of Guangdong HEC Technology Holding Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 600673), and currently is an Independent Director of Shanghai Aerospace Automobile Electromechanical Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 600151), Shenergy Company Limited (listed on the Shanghai Stock Exchange, stock code: 600642) and Bank of Guiyang Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 601997). From June 2008 to August 2010, Mr. Liu has been the Head of Legal and Compliance Division of Guotai Asset Management Co., Ltd. From October 2008 to August 2010, Mr. Liu conducted post-doctoral research in economics at Guanghua School of Management, Peking University and was conferred as an assistant professor and master postgraduate instructor. From October 2010 to July 2012, he worked for fund product development and supervision of listed companies at the Shanghai Stock Exchange. From August 2012 to September 2013, Mr. Liu was General Manager of Investment Banking Department of Aerospace Securities Co., Ltd. Since October 2013, Mr. Liu has been the General Manager of the Institutional Business Department (Renamed as Investment Banking Department since May 2015) of Hwabao Securities Co. Ltd. From May 2015 to November 2017, Mr. Liu was the General Manager of the Investment Banking Department of Hwabao Securities Co. Ltd. From September 2015 to May 2019, He was the Assistant to General Manager of Hwabao Securities Co. Ltd. Since May 2014, he has been Deputy Head of the Institute of International M&A and Investment, Renmin University of China. In May 2019, he served as Institute Director of Foresea Life Insurance (Shanghai). Mr. Liu obtained a doctorate’s degree in law from Renmin University of China, majoring in civil and commercial Law in 2008. Mr. Liu is a research fellow by professional title.

Du Weifeng, aged 43, is an Independent Non-executive Director, member of the Audit Committee, the Remuneration and Appraisal Committee and the Nomination Committee of the Company, and a Partner of Beijing JunZeJun (Shanghai) Law Offices. He has served as the Company’s Independent Non-executive Director since June 2015. Mr. Du began his career in July 1998. He has held various positions, including Clerk and Assistant Judge of Shanghai Pudong New Area People’s Court and worked as a lawyer at Watson & Band Law Offices in Shanghai and at Wintell& Co Law Firm in Shanghai. He has been a Partner of the Shanghai branch of Beijing JunZeJun Law Offices since February 2009. With extensive experience as a lawyer, Mr. Du is the designated lawyer of some banks’ headquarters, Shanghai branches, Shanghai branch of the state-owned asset management companies and private asset management companies. Mr. Du obtained a bachelor’s degree in Commercial Law from Shanghai University in July 1998, and a master’s degree in commercial law from Bristol University in September 2005. He also obtained a master’s degree in business administration from China Europe International Business School in 2013.

Directors, Supervisors, Senior Management and Employees (continued)

(II)	Profiles of Directors, Supervisors and senior management (Continued)

Li Yuanqin, aged 46, is an Independent Non-executive Director, Chairman of the Audit Committee and member of the Strategy Committee of the Company, Professor of the School of Management and the associate head of the Department of Accountancy at Shanghai University. She is currently the independent director of Shanghai New World Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 600628). From April 2000 to March 2003, she served at the Settlement Department at the headquarters of ICBC. From June 2006 to September 2009, she was the lecturer at the School of Management at Shanghai University. From September 2009 to March 2019, she was the associate professor of the School of Management at Shanghai University. She has been the professor of the School of Management and the associate head of the Department of Accountancy of Shanghai University since March 2019 and May 2011 respectively. During that period, she was also a visiting scholar at Foster School of Business, University of Washington in the United States between February 2012 and February 2013. She also serves as a member of the eighth session of the Shanghai Baoshan Committee of the Chinese People’s Political Consultative Conference and a non-executive member of the Chinese Institute of Certified Public Accountants. She received a PhD in Management from Antai College of Economics and Management (ACEM) at Shanghai Jiao Tong University.

Supervisors:

Ma Yanhui, aged 49, is a Supervisor, Chairman of Supervisory Committee, Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labour Union of the Company. Mr. Ma started his career in 1996. He served as Secretary of Office of Yanhua Refinery, Secretary and Deputy Director of Yanhua Office of Great Wall Lubricant Oil, Supervisor and Acting Director and Deputy Director of Integrated Corporate Reform Department of China Petrochemical Corporation, and Deputy Director and Director of Structure Reform Sector, Corporate Reform Department of Sinopec Assets Management Co., Ltd., etc. From June 2008 to August 2017, Mr. Ma was Director of Integrated Corporate Reform Department of China Petrochemical Corporation. In August 2017, Mr. Ma was appointed as Deputy Secretary of the Communist Party Committee and Secretary of the Communist Party Discipline Supervisory Committee of the Company. He was appointed as Supervisor, Chairman of Supervisory Committee and Chairman of the Labour Union of the Company in October 2017. Mr. Ma graduated from East China University of Science and Technology in July 1996, majoring in petroleum processing, and obtained a bachelor’s degree in engineering. In June 2006, he obtained a master’s degree in corporate management from Renmin University of China. Mr. Ma is a senior economist by professional title.

Directors, Supervisors, Senior Management and Employees (continued)

(II)	Profiles of Directors, Supervisors and senior management (Continued)

Zhang Feng, aged 50, is currently Supervisor and Auditing Director of the Company. Mr. Zhang started his career in the Complex in 1991. He served as Assistant of Chief and Deputy Chief of Finance Section of Polyester II Factory, Deputy Chief of Finance Section of Polyester Department, Deputy Chief and Chief of Cost Section of Finance Division of Polyester Department, Deputy Chief and Chief of Finance Division, Director Assistant, Deputy Director, Deputy Director (Hosting Work), Director of Finance Department and Chief of Finance Division. He was appointed as Auditing Director of the Company in December 2018 and Supervisor in October 2019. Mr. Zhang graduated from Shanghai University of Finance and Economics in 1991, majoring in Accounting, and obtained a bachelor’s degree in Economics. Mr. Zhang is a senior accountant by professional title.

Chen Hongjun, aged 49, is currently Supervisor, Vice-President of Labour Union, Director of the Public Affairs Department and Vice-President of the Association of Science and Technology of the Company. Mr. Chen started his career in the Company in 1996. He served as Vice Party Branch Secretary of Fibre Polymer Office, Deputy Director of Spinning Office, Director of Simulation Office, Section Manager of Scientific Research Management Department, Deputy Secretary and Secretary of Youth League Committee of the Company, Party Secretary and Deputy Director of the Chemical Engineering Department, Party Secretary and Assistant Manager of Fine Chemicals Department and Director of Public Affairs Department. Mr. Chen was appointed as Vice-President of Labour Union of the Company in November 2013. He was appointed as Vice President of the Association of Science and Technology in December 2017. He served as Director of the Public Affairs Department of the Company in April 2018, and he was elected as Supervisor of the Company in October 2019. In 1993, Mr. Chen graduated from Chengdu University of Science and Technology, majoring in Dyeing and Finishing Engineering, and obtained a bachelor’s degree in Engineering. In 1996, he obtained a master’s degree in Chemical Fibre from Sichuan Unite University. Mr. Chen is a senior engineer by professional title.

Zhai Yalin, aged 55, is an External Supervisor of the Company, and Chief of Team One of the Sinopec Group Party Committee Discipline Inspection Group. Mr. Zhai has been an External Supervisor of the Company since June 2008. Mr. Zhai started his career in 1986 and successively served as Deputy Head of the Head Office and Director of the Auditing Department of Qianguo Refinery, Deputy Director of the General Office of Sinopec Huaxia Auditing Company, Deputy Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation, Director of the General Administrative Office of the Auditing Bureau of Sinopec Group, and Director of the General Administrative Office of the Auditing Bureau of Sinopec Group (Auditing Department of Sinopec Corp.). From December 2001 to December 2019, Mr. Zhai held concurrently the posts of Deputy Director of the Auditing Bureau of Sinopec Group and Deputy Director of Auditing Department of Sinopec Corp. From April 2018 to March 2019, he was appointed Chief of Team Nine of the Sinopec Group Party Committee Discipline Inspection Group. He has served as Chief of Team One of the Sinopec Group Party Committee Discipline Inspection Group since April 2019. In June 2019, he served as Supervisor of Sinopec Oilfield Service Corporation (listed on the main board of the Hong Kong Stock Exchange, stock code: 1033; listed on the Shanghai Stock Exchange, stock code: 600871). Mr. Zhai graduated from the Jilin Siping Normal College in 1986 and is a senior economist by professional title.

Directors, Supervisors, Senior Management and Employees (continued)

(II)	Profiles of Directors, Supervisors and senior management (Continued)

Zheng Yunrui, aged 54, is an Independent Supervisor of the Company and a professor in civil and commercial law at the Faculty of Law of the East China University of Political Science and Law in the PRC and Member of Expert Consultation Committee of Shanghai Yangpu District People’s Procuratorate and Mediator of Shanghai Second Intermediate People’s Court. He has served as the Company’s Independent Supervisor since December 2014. From April 2013 to May 2019, Mr. Zheng was an independent director of Hangzhou Innover Technology Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 002767). He is currently an independent director of Jiangxi XinyuGuoke Technology Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 300722) , independent director of Fuxin Dare Automotive Parts Co, Ltd. (listed on the Shenzhen Stock Exchange, stock code: 300473) and Dalian Insulator Group Co., Ltd (listed on the Shenzhen Stock Exchange, stock code: 002606), and External Supervisor of Zhejiang Reclaim Construction Group Co., Ltd (listed on the Shenzhen Stock Exchange, stock code: 002586). Mr. Zheng graduated from the Shangrao Normal University in Jiangxi Province, majoring in English Language. Mr. Zheng obtained a master’s degree in law and a doctorate’s degree in law from the Faculty of Law of Peking University in July 1993 and July 1998, respectively. Mr. Zheng previously worked at the Education Bureau of Shangrao County, Jiangxi Province, Hainan Airport Limited, China Township Enterprise Investment and Development Company Limited and the Legal Affairs Office of the Shanghai Municipal People’s Government. He has been teaching at East China University of Political Science and Law since August 2001. He was a visiting scholar at the Faculty of Law of National University of Singapore between July 2002 and December 2002. Mr. Zheng has been engaged in trials, teaching and research relating to civil law, property law, contract law, company law, insurance law, social insurance law and government procurement law. He is experienced in the legal affairs on corporate governance and has great academic achievements. He is also an arbitrator at the Arbitration Commission of Shenzhen, Shenyang, Xuzhou and Wuxi. Mr. Zheng was appointed as member of Expert Advisory Committee of the People’s Procuratorate of Shanghai Yangpu District and mediator of Shanghai No. 2 intermediate People’s Court on 24 March 2017 and 26 June 2017, respectively.

Choi Ting Ki, aged 65, is an Independent Supervisor of the Company and a Fellow of the Hong Kong Institute of Certified Public Accountants. He joined the Company in June 2011. Mr. Choi served as Independent Non-executive Director of the Company from June 2011 to June 2017, and has been Independent Supervisor since June 2017. Mr. Choi has been an independent non-executive director of Yangtzekiang Garment Limited (listed on the Main Board of the Hong Kong Stock Exchange, stock code: 00294) and YGM Trading Limited (listed on the Main Board of the Hong Kong Stock Exchange, stock code: 00375) since December 2012. Mr. Choi graduated from the Department of Accounting, Hong Kong Polytechnic in 1978. He joined KPMG in the same year and has held various positions, including Partner of the audit department of KPMG Hong Kong Office, Executive Partner of KPMG Shanghai Office, Senior Partner of KPMG Huazhen Shanghai Office as well as Senior Partner of KPMG Huazhen in Eastern and Western China. Mr. Choi retired from KPMG Huazhen in April 2010.

Directors, Supervisors, Senior Management and Employees (continued)

(II)	Profiles of Directors, Supervisors and senior management (Continued)

Senior Management:

Guan Zemin, aged 55, is serving as President of the Company. Mr. Guan started to work in 1990, and he has successively served as Section Manager of Technology Development Section, Technology Development Department, and Deputy Chief Engineer of Wuhan Petrochemical Works, and Director of Catalyzing Workshop, Deputy Director and Director of Production Scheduling Department, and Deputy Chief Engineer of the Wuhan branch of Sinopec Corp. (“Wuhan Branch”). From December 2012 to December 2018, he served as Deputy President of Wuhan Branch. From May 2016 to December 2019, he served as President and Director of Sinopec-SK (Wuhan) Petrochemical Company Limited. From December 2018 to December 2019, he served as the Director and Deputy Party Secretary and President of Wuhan Branch. Mr. Guan graduated from the Fine Chemical Major of School of Chemical Engineering, East China University of Science and Technology with a master’s degree in Engineering in July 1990. He is a senior engineer by professional title.

Huang Xiangyu, aged 52, is serving as the Deputy President of the Company. Mr. Huang started his career in 1990 and joined the Complex in 1992. He served as the Deputy Director of the chemical workshop of Shanghai Jinyang Acrylic Plant, Deputy Director of Jinyang Equipment, Director and Deputy Director of Jinyang Acrylic Equipment of Acrylic Business Unit and Chief Engineer of Acrylic Business Unit. From July 2011 to January 2020, he served as the Director of the Acrylic Fiber Research Institute. From November 2011 to January 2020, he served as the Chief Engineer of the Acrylic Fiber Department. From February 2019 to January 2020, he served as Deputy Chief Engineer of the Company. Mr. Huang graduated from the Organic Chemical Major of School of Chemical Engineering, East China University of Science and Technology with a bachelor’s degree in Engineering in July 1990. He obtained a master’s degree in Engineering from Donghua University in May 2004. He graduated from Polymeric Chemistry and Physics Major of Fudan University with a doctor’s degree in Engineering in June 2013. He is a senior engineer by professional title.

Huang Fei, aged 43, is serving as Deputy President of the Company. Mr. Huang joined Sinopec Shanghai Petrochemical Company Limited in 2000, and he has successively served as Polyolefin Plant Deputy Director of Plastic Business Unit and Manager Assistant and Polyolefin Plant Director of Plastic Department. From August 2012 to June 2014, he served as Deputy Manager of the Plastic Department. From June 2014 to February 2017, he served as Director of Statistical Center and Vice Party Secretary. From February 2017 to December 2018, he served as Manager of Olefin Department and Deputy Party Secretary. From December 2018 to January 2019, he served as President Assistant and the Director of Production Department. From January 2019 to December 2019, Mr. Huang served as President Assistant and Manager of Production Department of Shanghai SECCO Petrochemical Company Limited. Mr. Huang graduated from the Polymer Materials and Engineering Major of East China University of Science and Technology with a bachelor’s degree of Engineering in July 2000. He graduated from Chemical Engineering Major of East China University of Science and Technology with a master’s degree in April 2008. He is a senior engineer by professional title.

Directors, Supervisors, Senior Management and Employees (continued)

(III)	Share options held by the Directors, Supervisors and senior management during the Reporting Period

There were no share options held by the Directors, Supervisors and senior management during the Reporting Period.

(IV)	Positions held in the Company’s shareholders during the Reporting Period

Name	Name of shareholder	Position held	Commencement of term of service	End of term of service
Lei Dianwu	Sinopec Corp.	Senior Vice President	October 2018	May 2021
Mo Zhenglin	Sinopec Corp.	Deputy Director of the Finance Division Department	May 2018	May 2021
Zhai Yalin	Sinopec Corp.	Deputy Director of the Auditing Department	May 2018	May 2021
Fan Qingyong	Sinopec Corp.	Deputy Director of the Supervisory Department	May 2018	May 2021

(V)	Positions held in other companies during the Reporting Period

Name	Name of other company	Position held	Commencement of term of service	End of term of service
Wu Haijun	Shanghai SECCO	Director	October 2017	October 2020
Wu Haijun	Shanghai SECCO	Chairman	December 2017	January 2019
Wu Haijun	Shanghai chemical industrial zone development co. LTD	Chairman	September 2018	September 2021
Zhou Meiyun	Jinshan Associated Trading	Chairman	July 2017	July 2020

Apart from the information set out in the tables above and in section (2) “Profile of Directors, Supervisors and Senior Management”, no Director, Supervisor or senior management of the Company holds any other position at any other company.

Directors, Supervisors, Senior Management and Employees (continued)

(VI)	Remuneration of Directors, Supervisors and senior management during the Reporting Period

Procedures for determining the remuneration of Directors, Supervisors and senior management

Remuneration for Independent Non-executive Directors are determined in accordance with the Remuneration System for Independent Directors approved at the 2007 Annual General Meeting. Remuneration for Independent Supervisors are determined in accordance with the Remuneration Payment Method for Independent Supervisors approved at the 2016 Annual General Meeting. Remuneration of the other Directors, Employee Representative Supervisors and External Supervisors and senior management are determined in accordance with the Remuneration System for Directors, Supervisors and Senior Management approved at the 2002 Annual General Meeting.

For details of the remuneration of the Directors and Supervisors of the Company, please refer to Note 12 and Note 36 to the consolidated financial statements prepared under IFRS.

Basis for determining the remuneration of Directors, Supervisors and senior management

The remuneration of Directors, Supervisors and senior management of the Company is determined on the principles of “efficiency, motivation and fairness” and in accordance with the Remuneration System for Directors, Supervisors and Senior Management.

Remuneration paid to Directors, Supervisors and senior management	Please refer to item (1) “Changes in shareholdings and remuneration” of this chapter.

Total remuneration received by all Directors, Supervisors and senior management for the Reporting Period	RMB9,345,600

The five highest paid individuals	Please refer to note 36(i) to the consolidated financial statements prepared under IFRS. The five individuals are the Directors and Supervisors of the Company.

Pension scheme	Please refer to Notes 2.25 and 30(f) to the consolidated financial statements prepared under IFRS.

Directors, Supervisors, Senior Management and Employees (continued)

(VII)  Changes in Directors, Supervisors and senior management during the Reporting Period

Name	Position held	Change	Reason
Shi Wei	Executive Director & President	Resigned	Age at retirement
Guo Xiaojun	Executive Director, Vice President & Secretary to the Board	Resigned	Change of work arrangements
Zuo Qiang	Supervisor	Resigned	Change of work arrangements
Li Xiaoxia	Supervisor	Resigned	Change of work arrangements
Fan Qingyong	Supervisor	Resigned	Change of work arrangements
Zhang Feng	Supervisor	Elected	—
Chen Hongjun	Supervisor	Elected	—

(VIII)	Interests and short positions of Directors, chief executives and Supervisors in the shares, underlying shares and debentures of the Company or associated corporations

As at 31 December 2019, the interests and short positions of the Directors, chief executive and Supervisors of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or to be recorded in the register of interests required to be kept under section 352 of the SFO; or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions set out in Appendix 10 to the Hong Kong Listing Rules were as follows:

Interests in the shares and underlying shares of the Company:

Name	Position held	Number of shares held (Shares)	Number of underlying A shares share options held according to the Share Option Incentive Scheme (Shares)	Percentage of the total issued shares of the Company (%)	Percentage of the total issued A shares (%)
Jin Qiang	Executive Director and Vice President	301,000 A Share (L)	0.002781	0.00411	Beneficial owner
Jin Wenmin	Executive Director and Vice President	175,000 A Share (L)	0.001617	0.00239	Beneficial owner
Zhang Feng	Supervisor	10,000 A Share(L)	0.000092	0.00014	Beneficial owner
Chen Hongjun	Supervisor	31,400 A Share (L)	0.000290	0.00043	Beneficial owner

(L): Long position

Save as disclosed above, as at 31 December 2019, so far as was known to the Directors, chief executive and Supervisors of the Company, none of the Directors, chief executive or Supervisors of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations which were required to be disclosed or recorded pursuant to the SFO and the Hong Kong Listing Rules as mentioned above.

Directors, Supervisors, Senior Management and Employees (continued)

(IX)	Changes in Directors’ and Supervisors’ information

Save as disclosed in the 2019 interim report, disclosure of changes in Directors’ and Supervisors’ information pursuant to Rule 13.51B(1) of the Hong Kong Listing Rules during the Reporting Period are set out as below:

(1)	Mr. Wu Haijun, an Executive Director, has been serving as Acting Secretary to the Board of Directors of the Company since December 2019.

(2)	Mr. Zhang Yimin, an Independent Non-executive Director, has been serving as Emeritus Professor of Finance in China Europe International Business School since January 2020.

(3)

Mr. Zhai Yalin, an external Supervisor of the Company, has ceased to serve as Deputy Director of Audit Bureau of Sinopec Group and Deputy Director of Audit Department of Sinopec Corp since December 2019, and has been serving as Supervisor of Sinopec Oilfield Service Corporation (listed on the main board of Hong Kong Stock Exchange, stock code: 1033; listed on Shanghai Stock Exchange, stock code: 600871) since June 2019.

(4)

Mr. Zheng Yunrui, an Independent Supervisor of the Company, has been serving as external Supervisor of Zhejiang Reclaim Construction Group Co., Ltd. (listed on Shenzhen Stock Exchange, stock code: 002586) since December 2019.

(X)	Transactions, arrangements or interests of Directors and Supervisors

None of the Directors or Supervisors of the Company had any material interests, either directly or indirectly, in any material contract which was entered into by the Company or any of its subsidiaries and subsisted during the year or at the end of the year.

None of the Directors or Supervisors had any interests in any businesses (other than the Group’s businesses) that competed directly or indirectly with the Group’s business.

None of the Directors or Supervisors of the Company has entered into any service contracts with the Company which are not terminable by the Company within one year without payment of compensation other than statutory compensation.

(XI)	Directors’ rights to acquire shares or debentures

During the Reporting Period, the Company did not grant the Directors the rights to acquire shares or debentures.

Directors, Supervisors, Senior Management and Employees (continued)

(XII)	Compliance of Model Code for Securities Transactions

The Company has adopted and implemented the Model Code for Securities Transactions to regulate securities transactions of the Directors and Supervisors. After making specific enquiries with all the Directors and Supervisors, the Company obtained written confirmations from each Director and Supervisor that they have fully complied with the Model Code for Securities Transactions during the Reporting Period.

The Model Code for Securities Transactions is also applicable to the senior management of the Company who are in possession of unpublished price sensitive information of the Company. No incident of non-compliance of the Model Code for Securities Transaction by the senior management was noted by the Company.

(XIII)	Management contracts

During the Reporting Period, the Company did not enter into any management and administration contract regarding the whole or any substantial part of its businesses (other than the service contracts with the Directors or any full-time employee of the Company).

(XIV)	Permitted indemnity provision

Appropriate Directors’ liability insurance has been arranged to indemnify the Directors for liabilities arising out of corporate activities. Such liability insurance is currently in force.

(XV)	Punishment by securities regulatory authorities in the recent three years

Nil.

Directors, Supervisors, Senior Management and Employees (continued)

(XVI)  Employees

1.	Employees of the Group

Number (Person)
Number of employees of the Company	8,790
Number of employees of the subsidiaries	88
Total number of employees of the Group	8,878
Number of retired workers whose retirement costs are borne by the Group	18,750
Professionals

Category of professionals
Production personnel	5,430
Sales staff	86
Technical staff	2,190
Financial staff	91
Administrative staff	1,081

Total	8,878

Education level

Educational attainment
Specialist college graduate and below	6,265
Bachelor’s degree	2,255
Master’s degree and above	358

Total	8,878

2.	Remuneration policy

Remuneration packages of the Company’s staff include salary, share options and allowances. In accordance with the relevant regulations of the PRC, the Company also participates in the social security scheme implemented by the relevant government authorities, and makes contribution for the employees in proportion to their monthly salary. Employees of the Company can also enjoy supplementary medical insurance, enterprise annuity, retirement and other benefits.

During the Reporting Period, the staff remuneration of the Company amounted to RMB3,147,372.16 thousand.

3.	Training programs

According to the Company’s plan of boosting the enterprise through talents, the annual key work requirements and the provisions of “Management Measures for Staff Training of Sinopec Shanghai”, the Company took the “problem-oriented, scientific management, and efficiency improvement” as the main task, through continuously improving the relevance and effectiveness of training, to strengthen the construction of the talent team, promote the development of employees, and help the Company fight a “talent reserve war”. The Company organized staff training at three levels of the Company, all units and dispatched personnel to participate in the headquarters and external institutions, so as to improve the quality of staff.

Directors, Supervisors, Senior Management and Employees (continued)

4.	Professional structure chart

5	Statistics on the education level

6.	Outsourcing services

The total remuneration paid for outsourcing services of the Company during the Reporting Period was RMB144,239.57 thousand.

Corporate Governance

(I)	Notes for corporate governance and insider registration management

1.	Corporate governance

In 2019, the Company strictly complied with the regulatory legislation such as Company Law, Securities Law and the Corporate Governance Principles for Listed Companies issued by the CSRC, as well as the relevant provisions and requirements of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange. It continued to improve its corporate governance structure, developed its corporate system, standardized the corporate operations and enhanced its overall corporate image.

Improving governance policies: During the Reporting Period, in accordance with the requirements of the relevant laws and regulations of the places where the Company’s shares are listed, the Company formulated the Nomination Policy for Directors, which was reviewed and approved at the 15th meeting of the Ninth Session of the Board. The Company also amended and improved the Company’s “Internal Control Manual” (2019 Edition).

Accomplishing appropriately specific corporate governance activities for listed companies: During the Reporting Period, the Company was committed to ensuring the compliance of relevant regulatory rules regarding corporate governance and continued to consolidate its achievements in specific areas of corporate governance. None of the Company, its Directors, Supervisors, senior management, shareholders and de facto controllers of the Company has been investigated by the CSRC, or punished or publicly criticized by the CSRC, the Securities and Futures Commission of Hong Kong or the U.S. Securities and Exchange Commission, or publicly censured by the Shanghai Stock Exchange, the Hong Kong Stock Exchange or the New York Stock Exchange.

Through continuous conduction of specific corporate governance activities and improvements of its governance system, the Company further enhanced its corporate governance level. The Company’s internal system also became more robust and standardized. Under the guidance of the relevant regulatory authorities, the Company will operate in strict compliance with the relevant laws and regulations and will further strengthen the establishment of standardized and institutionalized corporate governance so as to ensure the lawful, robust and sustainable development of the Company.

2	Registration and management of insiders

In order to administer the registration and management of persons with access to the Company’s inside information, strengthen confidentiality of inside information and safeguard fairness of information disclosure, during the Reporting Period, the Company enhanced the confidentiality of inside information and the registration, management and reporting of the persons with access to the Company’s inside information according to “System for the Registration and Management of Inside Information”, so as to prevent the Company from suffering unusual stock price fluctuations due to leakage of inside information and the resulting legal risks, and further standardize the Company’s operation.

Corporate Governance (continued)

(II)	Brief introduction of general meeting

Session of the meeting	Convening date	Title of the motions	Status of the resolutions	Designated websites for publication of resolutions	Date of publication of resolutions
The Company’s 2018 annual general meeting	20 June 2019

1. 2018 Work Report of the Board of the Company

2. 2018 Work Report of the Supervisory Committee of the Company

3. 2018 Audited Financial Statements of the Company

4. 2018 Profit Distribution Plan of the Company

5. 2019 Financial Budget Report of the Company

6. The re- appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the domestic and international auditors, respectively, of the Company for the year 2019 and authorization to the Board to fix their remunerations

			Passed	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	20 June 2019
The first extraordinary general meeting for 2019 of the Company	10 December 2019

1. To consider and approve the Mutual Product Supply and Sales Services Framework Agreement (2020- 2022) and the continuing connected transactions contemplated thereunder, and the annual caps for each of the three years ending 31 December 2020, 2021 and 2022. To approve and confirm generally and unconditionally that all directors of the Company have been authorized to do things and act necessary or desirable to implement and give effect to any of the matters relating to, or incidental to, the Mutual Product Supply and Sales Services Framework Agreement (2020-2022), and to make changes thereto which may in his or her opinion be necessary or desirable.

2. To consider and approve the Comprehensive Services Framework Agreement (2020-2022) and the continuing connected transactions contemplated thereunder, including the annual caps for the three years ended 31 December 2020, 2021 and 2022. To approve and confirm generally and unconditionally that all directors of the Company have been authorized to do things and act necessary or desirable to implement and give effect to any of the matters relating to, or incidental to, the Comprehensive Services Framework Agreement (2020-2022), and to make changes thereto which may in his or her opinion be necessary or desirable.

			Passed	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	10 December 2019

Corporate Governance (continued)

(III)	Performance of duties by the directors

1.	Directors’ attendance at the Board meetings and general meetings

		Participation in the Board Meeting						Participation in General Meetings
Name of Director	Independent Director or not	Attendance at the Board meetings during the year (number of times)	Attendance in person (number of times)	Attendance by correspondence (number of times)	Attendance by proxy (number of times)	Absence (number of times)	Failure to attend the meeting in person for two consecutive times or not	Attendance at general meetings (number of times)
Wu Haijun	No	5	5	3	0	0	No	2
Shi Wei	No	4	4	2	0	0	No	2
Jin Qiang	No	5	4	3	1	0	No	2
Guo Xiaojun	No	4	4	2	0	0	No	2
Zhou Meiyun	No	5	5	3	0	0	No	2
Jin Wenmin	No	5	5	3	0	0	No	2
Lei Dianwu	No	5	3	3	2	0	No	0
Mo Zhenglin	No	5	4	3	1	0	No	1
Zhang Yimin	Yes	5	5	3	0	0	No	1
Liu Yunhong	Yes	5	5	4	0	0	No	1
Du Weifeng	Yes	5	5	3	0	0	No	2
Li Yuanqin	Yes	5	5	3	0	0	No	2

Number of Board meetings held during the year		5
including:	number of meetings held on site	1
	number of meetings held by correspondence	3
	number of meetings held on site and by correspondence concurrently	1

2.	Disagreements of the Independent Non-executive Directors on relevant issues of the Company

During the Reporting Period, none of the Independent Non-executive Directors of the Company raised any disagreements on any Board resolutions or other issues of the Company.

Corporate Governance (continued)

(IV)	Major comments and recommendations put forward by the specific Board committees under the Board while discharging their duties during the Reporting Period

On 18 March 2019, the Audit Committee reviewed together with the management the accounting principles and standards adopted by the Company and discussed matters regarding audit, risk management, internal control and financial reporting, including the review of the financial statements for the year ended 31 December 2018.

On 18 March 2019, the Remuneration and Appraisal Committee reviewed the remuneration of Directors, Supervisors and senior management set out in the Company’s annual report for the year ended 31 December 2018.

On 18 March 2019, the Nomination Committee has reviewed the structure, number and composition of the Board for the year ended 31 December 2018 and reviewed the Company’s Nomination Policy for Directors.

(V)	Information on Supervisory Committee’s identification of risks in the Company

The Company’s Supervisory Committee had no disagreements to the matters under their supervision during the Reporting Period.

(VI)

Information on whether the Company fails to guarantee independence from its controlling shareholder or maintain autonomous operational ability in respect of business, personnel, assets, organization and finances, etc.

The Company is independent of the controlling shareholder with regard to its business, personnel, assets, organizations and finances. The Company has full ability to conduct its business independently and has the ability to operate autonomously.

(VII)	Evaluation mechanism for senior management as well as the establishment and implementation of incentive mechanism during the Reporting Period

The Remuneration System for the senior management was considered and approved at the 2002 annual general meeting of the Company on 18 June 2003. In 2019, the Company continued to implement this system as the basis of appraising and rewarding the Company’s senior management.

Internal Control

(I)	Statement of responsibility for internal control and the establishment of the internal control system

1.	Statement of responsibility for internal control

The Board of the Company is responsible for establishing and maintaining a comprehensive internal control system pertinent to financial reporting.

The objectives of internal control pertinent to financial reporting are to ensure that the financial information reported is true, complete and reliable and to prevent the risk of material misstatements. However, due to inherent limitations of the internal control, the Company can only provide reasonable level of assurance for the achievement of the objectives mentioned above.

The Board has evaluated the internal controls pertinent to financial reporting in accordance with the requirements under the Basic Standards for Enterprise Internal Control, and is of the view that such internal control was effective in the year 2019.

2.	Establishment of internal control system

Overall plan of internal control establishment	Since 2004, the Company has established and implemented a comprehensive internal control system which covers aspects such as production, operations, finance, investment, human resources and information disclosure, and amends the Internal Control Manual annually in accordance with domestic and overseas regulatory requirements, risk prevention needs and recommendations by external auditors on internal control review.

The Company’s internal control system has been established primarily for the following basic objectives: (a) to standardize the enterprise’s business operation, prevent operational and managerial risks, ensure that financial statements and relevant information are truthful and complete, improve operational efficiency and effectiveness, and facilitate the achievement of the Company’s development strategy; (b) to plug loopholes and eliminate potential hazards so as to prevent, detect and correct mistakes and fraudulent acts in a timely manner, thereby ensuring that the Company’s assets are secure and integral; and (c) to ensure that the relevant state laws and regulations, the Articles of Association and internal rules and regulations are thoroughly enforced so as to fulfill the regulatory requirements for listed companies in both domestic and overseas capital markets.

Internal Control (continued)

(I)	Statement of responsibility for internal control and the establishment of the internal control system (Continued)

Work plan on establishing and improving the internal control system and implementation thereof	The Internal Control Manual (2019 Edition) comprises 22 categories, 55 operation process and sets out 1,539 control points and 215 authorization control indicators. The scope of control covers the major areas of the Company’s production, operations and development, as well as the key procedures of relevant business such as financial management, accounting and auditing, procurement of resources, product sales, capital expenditures, human resources and information management. The scope of control also includes reviewing the sufficiency of the Company’s resources of accounting, financial management and reporting functions as well as employee qualifications and experience and the adequacy of the training courses attended by the employees and the relevant budget.

In 2019, the Company conscientiously enforced the Internal Control Manual approved by the Board, and conducted self-assessment, walk-through test on procedures and integrated inspection on internal control in accordance with the relevant rules and regulations. PricewaterhouseCoopers Zhong Tian LLP, external auditor of the Company also reviewed the status of the Company’s internal control. The management of the Company considers that the internal control of the Company was effective during the Reporting Period.

Internal Control (continued)

(I)	Statement of responsibility for internal control and the establishment of the internal control system (Continued)

Establishment of the department inspecting and supervising internal control	The Company has established an internal control task force, with the Chairman, the President and the Chief Financial Officer as its chief and deputy chief, respectively. As the leading organ of the Company’s overall internal control system, the guidance group is mainly responsible for approving interim amendments to the Internal Control Manual during the year, considering updates to the Internal Control Manual, reviewing the annual self-assessment report on internal control, handling and rectifying issues identified during an internal control inspection and reporting major issues to the Board for consideration and approval.

An internal control office was established under the internal control task force as the department in charge of internal control inspection and supervision. This office is responsible for directing or organizing daily inspections and evaluation, organizing annual comprehensive inspections and evaluation of the Company, organizing specific inspections and evaluation as needed, supervising and rectifying, drafting assessment proposals and reporting them to the internal control task force, and submitting regular reports on internal control inspection and supervision to the Audit Committee of the Board.

The Company has established an internal control supervisor working network consisting of 38 members. These internal control supervisors, representing their respective departments, and administrative heads of second-tier units, conduct internal control work and activities within their respective supervisory scope and functionally report to the internal control office of the Company.

The Board’s work arrangements for internal control

Control reports on the establishment of the internal control system of the Company and the findings of the implementation and inspection of the internal control on a regular basis. The Board also considers and publishes a self-assessment report on the internal control of the Company on an annual basis, and considers and approves the revised Internal Control Manual of the Company annually.

PricewaterhouseCoopers, the Company’s external auditor, issued an auditor’s report on internal control over financial reporting according to the “Sarbanes-Oxley Act”. PricewaterhouseCoopers Zhong Tian LLP, the Company’s external auditor, issued an auditor’s report on internal control over financial reporting according to “Audit Guidelines for Enterprise Internal Control” in 2019.

Internal Control (continued)

(I)	Statement of responsibility for internal control and the establishment of the internal control system (continued)

Improvements in the internal control system in relation to financial audit	The Company took the lead for the assessment of the rules and regulations and fully assessed the compliance and effectiveness of each system. A total of 63 amendments were made, 52 systems were amended and 11 systems were added.

Deficiencies in internal control and the relevant rectification	The Company conducted a self-assessment on its internal control work in 2019. The results of the assessment are: no material deficiencies were detected in the design or implementation of the internal control of the Company from 1 January 2019 to 31 December 2019.

(II)	Disclosure of the self-assessment report on internal control

The Company has disclosed the self-assessment report of the Board on the Company’s internal control.

(III)	Auditor’s report on internal control

The Auditor’s report on internal control is disclosed or not: Disclosed

The Company has engaged PricewaterhouseCoopers Zhong Tian LLP to conduct an audit on the effectiveness of the internal control over financial reporting of the Company for the year ended 31 December 2019 pursuant to the requirements of the Audit Guidelines for Enterprise Internal Control and an auditor’s report on internal control has been issued.

(IV)	The Company’s establishment of an accountability system for major errors in the disclosure of information in annual reports

The Company’s Information Disclosure Management System (2017 Revised Version) sets out specific regulations for the accountability of major errors in the disclosure of information in its annual reports. During the Reporting Period, there were no major errors in the disclosure of information in the Company’s annual report, which required amendments to major accounting errors, supplements to material omission of information or amendments to results forecasts.

Corporate Governance Report

(under the Hong Kong Listing Rules)

The Company is committed to operating in compliance with corporate governance standards by implementing stringent corporate governance measures and enhancing accountability and transparency to deliver higher returns to shareholders. It is the Board’s belief that maintaining a good corporate governance system and a world-class governance model are essential in providing a framework for the Company to safeguard the interests of shareholders, enhance corporate value, formulate its business strategies and policies and to develop the Company into a competitive international petrochemical enterprise.

(1)	Corporate Governance Practices

During the Reporting Period, the Company applied all applicable code provisions set out in the Corporate Governance Code contained in Appendix 14 to the Hong Kong Listing Rules.

The Directors are of the opinion that, during the Reporting Period, the Company complied with all applicable code provisions set out in the Corporate Governance Code.

The Directors are of the opinion that, during the Reporting Period, the Company complied with all applicable code provisions set out in the Environmental, Social and Governance Reporting Guide contained in Appendix 27 to the Hong Kong Listing Rules. Please refer to the 2019 Corporate Social Responsibility Report of the Company for more details.

(2)	Securities Transactions by Directors and Supervisors

The Company has adopted the Model Code for Securities Transactions as set out in Appendix 10 to the Hong Kong Listing Rules.

Specific enquiry has been made with all the Directors and Supervisors and the Directors and Supervisors have confirmed that they have fully complied with the Model Code for Securities Transactions throughout the Reporting Period.

The Model Code for Securities Transactions is also applicable to the senior management of the Company who are in possession of unpublished price sensitive information of the Company. No incident of non-compliance of the Model Code for Securities Transactions by the senior management was discovered by the Company.

Corporate Governance Report (continued)

(under the Hong Kong Listing Rules)

(3)	Board of Directors

1.	Composition of the Board

The Board currently consists of 10 Directors, including 4 Executive Directors, 2 Non-executive Directors and 4 Independent Non-executive Directors, among whom there is one Chairman and three Vice Presidents. Details of the current Board composition are as follows:

Executive Directors:

Wu Haijun, Chairman, Chairman of the Strategy Committee and member of the Nomination Committee

Jin Qiang, Vice President

Jin Wenmin, Vice President

Zhou Meiyun, Vice President, Chief Financial Officer, member of the Remuneration and Appraisal Committee and the Strategy Committee

Non-executive Directors:

Lei Dianwu, member of the Strategy Committee

Mo Zhenglin, member of the Strategy Committee

Independent Non-executive Directors:

Zhang Yimin, Chairmen of the Remuneration and Appraisal Committee and the Nomination Committee

Liu Yunhong, member of the Audit Committee

Du Weifeng, member of the Audit Committee, the Remuneration and Appraisal Committee and the Nomination Committee

Li Yuanqin, Chairman of the Audit Committee and member of the Strategy Committee

During the Reporting Period, Mr. Shi Wei and Mr. Guo Xiaojun resigned as Executive Director on 19 December 2019.

The biographical information of the Directors are set out in the section headed “Directors, Supervisors, Senior Management and Employees” on pages 23 to 39 of this annual report. The Directors (including the Chairman and the President (equivalent to the chief executive officer) have no financial, business, family or other material relationship with each other.

Corporate Governance Report (continued)

(under the Hong Kong Listing Rules)

2.	Attendance Records of the Directors

The Board meets at least once per quarter. In 2019, the Board held five meetings. Most of the Directors entitled to attend the meetings had actively attended the five meetings held this year in person or by alternates. Before each Board meeting, the joint company secretary would consult each Director on matters to be tabled at the Board meeting. Any matters raised by the Directors would be included in the agenda of the Board meeting. During the Reporting Period, notices and draft agenda of Board meetings were sent to all Directors at least 14 days before the date of the meeting.

To facilitate the Directors in performing their duties effectively and obtaining relevant information to make informed decisions, the agenda of all meetings of the Board or Board committees, together with all relevant documents, are sent to each Board member at least five days before the date of the relevant meetings. The Directors may hold formal or informal meetings with the senior management before any Board meeting. The Directors and members of the Board committees have access to the papers and minutes of meetings of the Board or the Board committees.

Corporate Governance Report (continued)

(under the Hong Kong Listing Rules)

The attendance records of each director at the Board meetings and the general meetings of the Company held during the Reporting Period are set out in the table below:

			Annual	Extraordinary
	Board Meeting		General Meeting	General Meeting
	Attendance in Person/Number of	Attendance by proxy/Number of	Attendance/ Number	Attendance/ Number
Name of Director	Meetings	Meetings	of Meetings	of Meetings
Executive Directors:
Wu Haijun	5/5	—	1/1	1/1
Shi Wei(1)	4/4	—	1/1	1/1
Jin Qiang	4/5	1/5	1/1	1/1
Guo Xiaojun(2)	4/4	—	1/1	1/1
Jin Wenmin	5/5	—	1/1	1/1
Zhou Meiyun	5/5	—	1/1	1/1
Non-executive Directors:
Lei Dianwu	3/5	2/5	0/1	0/1
Mo Zhenglin	4/5	1/5	0/1	1/1
Independent Non-executive Directors:
Zhang Yimin	5/5	—	0/1	1/1
Liu Yunhong	5/5	—	0/1	1/1
Du Weifeng	5/5	—	1/1	1/1
Li Yuanqin	5/5	—	1/1	1/1

(1)	Mr. Shi Wei resigned as Executive Director on 19 December 2019.
(2)	Mr. Guo Xiaojun resigned as Executive Director on 19 December 2019.

Apart from the abovementioned Board meetings, the Chairman also held 1 meeting with the Independent Non-executive Directors during the Reporting Period to discuss the Board’s annual work plan and the implementation of such plans and to review the state of the Company’s productions and operations and its development prospects.

Corporate Governance Report (continued)

(under the Hong Kong Listing Rules)

3.	Chairman and President (equivalent to Chief Executive Officer)

The duties and responsibilities of the Chairman and the President are separated and the scope of their respective duties and responsibilities is set out in the Articles of Association.

The Chairman of the Company is responsible for providing to all Directors all information concerning the performance of Board duties. He is also committed to improving the quality of the information and timeliness of the delivery of information to the Directors. The Chairman of the Company plays an important role in promoting good corporate governance within the Company. He is to lead the Board, encourage the Directors to carry out their duties in good faith with mutual support and close cooperation, and make an active contribution to the production, operations, reform and development of the Company. The President is accountable to the Board. With the authorization of the Board, the President shall have the power to fully manage the Company’s business, deal with all internal and external affairs of the Company including presiding over the management of the Company’s production and operations, developing basic rules and regulations of the Company, organizing and implementing the annual business plan and investment proposals of the Company, etc.

Code provision A.2.1 of the Corporate Governance Code stipulates that the roles of chairman and chief executive should be separate and should not be performed by the same individual.

During the Reporting Period, the positions of the Chairman and the President were held by Mr. Wu Haijun and Mr. Shi Wei respectively. Mr. Shi Wei resigned as the President on 19 December 2019 and Mr. Guan Zemin was appointed as the President on 3 February 2020.

4.	Independent Non-executive Directors

During the Reporting Period, the Board at all times has four Independent Non-executive Directors representing one-third of the Board, meeting the requirements of the Hong Kong Listing Rules relating to the appointment of at least three Independent Non-executive Directors representing at least one-third of the Board with one of whom possessing appropriate professional qualifications, or accounting or related financial management expertise.

The Independent Non-executive Directors possess extensive experience as well as academic and professional qualifications in various areas that include management, accounting and finance thereby ensuring the Board’s ability to protect the interests of the Company’s shareholders as a whole. During the Reporting Period, the Independent Non-executive Directors contributed significantly in improving the Company’s corporate governance structure and protecting the interests of the Company’s minority shareholders.

The Company has received written annual confirmation from each of the Independent Non-executive Directors in respect of his independence in accordance with the independence guidelines set out in Rule 3.13 of the Hong Kong Listing Rules. The Company considers all Independent Non-executive Directors independent.

Corporate	Governance Report (continued)

(under the Hong Kong Listing Rules)

5.	Appointment and Re-election of Directors

All Directors (including Non-executive Directors and Independent Non-executive Directors) are appointed for a specific term. According to the Articles of Association, Directors shall be elected by shareholders at a general meeting for a term of three years, and shall be eligible for re-election upon expiry of their term of office. However, the term of an Independent Non-executive Director may not exceed a total of six years.

6.	Responsibilities of the Directors

The Board is primarily responsible for formulating and supervising the strategic development of the Company, setting the objectives, strategies, policies and business plans of the Company, reviewing and monitoring the Company’s operations and financial performance directly and indirectly through its committees, as well as devising the appropriate risk management and internal control policies and systems, thereby ensuring the achievement of the Company’s strategic objectives.

All Directors, including Non-executive Directors and Independent Non-executive Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning. The functions of the Non-executive Directors include participating in Board meetings to provide independent opinions, taking a lead at Board meetings where potential conflict of interests arises, serving as members of the Board committees when invited, scrutinizing the Company’s performance and providing a balance in the Board for bringing effective independent judgement on corporate actions and operations.

All Directors have full and timely access to all the information of the Company and may, upon request, seek independent professional advice in appropriate circumstances, at the Company’s expenses for discharging their duties to the Company. When the Directors are required to give opinions on matters such as external guarantees, financing and connected transactions, the Company will appoint relevant independent professionals such as auditors, financial advisers and lawyers to provide independent opinions to help the Directors discharging their duties.

The Board reserves the power to make decisions relating to all major matters including policy matters, strategies and budgets, internal control and risk management, material transactions (in particular those that may involve conflict of interests), financial information, appointment of directors and other significant operational matters of the Company. Responsibilities relating to implementing decisions of the Board, directing and co-ordinating the daily operation and management of the Company are delegated to the management.

The Rules of Procedures for the Board, an appendix to the Articles of Association, contains detailed provisions on the terms of reference, authorization, meeting policies and rules of discussion of the Board. The Company has also developed the Work Rules for the President which contains detailed provisions on the duties and responsibilities as well as the rules of procedure for the management.

Corporate Governance Report (continued)

(under the Hong Kong Listing Rules)

The Directors shall disclose to the Company details of other offices held by them and the Board regularly reviews the contribution required from each Director to perform his responsibilities to the Company.

The Company has purchased Directors’ and officers’ liabilities insurance in respect of any possible legal action against its Directors and officers arising out of corporate activities.

7.	Continuous Professional Development of Directors & Company Secretary

Directors shall keep abreast of regulatory developments and changes in order to effectively perform their responsibilities and to ensure that their contribution to the Board remains informed and relevant.

To ensure that the Directors adequately understand the operations and businesses of the Company, every newly-appointed Director will receive a comprehensive set of introductory materials after his/her appointment which includes an introduction to the Group’s business, the duties and responsibilities of a Director and other legal requirements. Relevant on-going professional training sessions will also be organized for newly-appointed Directors to help them fully understand the duties that a Director should fulfill as stipulated in the relevant requirements of the laws and regulations, including the Hong Kong Listing Rules, and to enable them to have a timely and comprehensive understanding of the operations of the Company.

In addition, all Non-executive Directors will receive updated information from the management regularly, including strategic plans, business reports and analyses on economic activities etc. with a view to assist them to perform their duties effectively.

All Directors should participate in continuous professional development to upgrade their expertise and skills and to refresh their knowledge to ensure that they perform their duties better in contributing to the Board. Each of the Directors has provided to the Company records of their participation in the relevant training in 2019. The Company has also committed to organizing training programs for its Directors. Internally-facilitated briefings for Directors would be arranged and reading material on relevant topics would be provided to Directors where appropriate.

During the Reporting Period, Mr. Zhou Meiyun participated in the 49th Affiliated Persons Enhanced Continuing Professional Development Seminar organized by the Hong Kong Institute of Chartered Secretaries. Mr. Jin Qiang and Mr. Jin Wenmin participated in the second session of training course in 2019 for directors and supervisors of listed companies in Shanghai. Ms. Li Yuanqin participated in follow-up training of the independent directors of the listed companies in the second session of training courses in 2019. Mr. Zheng Yunrui participated in the third session of the training courses for directors and supervisors of listed companies in Shanghai in 2019.

During the Reporting Period, Ms. Chan Sze Ting, company secretary of the Company, has received no less than 15 hours of relevant professional training.

Corporate Governance Report (continued)

(under the Hong Kong Listing Rules)

(4)	Board Committees

The Board has established four committees, namely, the Audit Committee, the Remuneration and Appraisal Committee, the Nomination Committee and the Strategy Committee, for overseeing particular aspects of the Company’s affairs. All Board committees stipulate their terms of reference. The Rules of Procedures of the Board committees are posted on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company and are available to shareholders upon request. The Board committees submit minutes, resolutions and reports to the Board subsequent to their meetings in respect of the progress of work and results of discussion.

1.	The Remuneration and Appraisal Committee

(i)	Role and Functions of the Remuneration and Appraisal Committee

The principal duties of the Remuneration and Appraisal Committee are to formulate and review the remuneration policies and proposals for the Directors and senior management of the Company, to set performance appraisal standards and conduct performance appraisals of the Directors and senior management of the Company, and to establish transparent procedures for developing such remuneration policy and structure to ensure that no Director or any of his directly interested parties is involved in deciding his own remuneration.

The committee may seek advice from independent professionals if required in accordance with the applicable procedures at the expense of the Company.

(ii)	Members of the Remuneration and Appraisal Committee

The Remuneration and Appraisal Committee of the Board comprises one Executive Director and two Independent Non-executive Directors.

Members of the Remuneration and Appraisal Committee during the Reporting Period are as follows:

Chairman:	Zhang Yimin, Independent Non-executive Director

Members:	Du Weifeng, Independent Non-executive Director
Zhou Meiyun, Executive Director

Corporate Governance Report (continued)

(under the Hong Kong Listing Rules)

(iii)	Meetings of the Remuneration and Appraisal Committee

The Remuneration and Appraisal Committee convenes at least one meeting each year. In 2019, the Remuneration and Appraisal Committee held one meeting with a record of attendance as follows:

Name of Director	Attendance in Person/Number of Meetings	Attendance by Alternate/Number of Meetings
Zhang Yimin	1/1	—
Du Weifeng	1/1	—
Zhou Meiyun	1/1	—

(iv)	Procedures and Basis for the Determination of Remuneration of Directors, Supervisors and Senior Management

The remuneration of Independent Non-executive Directors is determined in accordance with the “Remuneration System for Independent Directors” amended at the 2007 annual general meeting held in June 2008. The remuneration of other Directors, Staff Supervisors, External Supervisors and senior management is determined according to the “Remuneration System for Directors, Supervisors and Senior Management” passed at the 2002 annual general meeting held in June 2003. The remuneration of Independent Supervisors is determined in accordance with the “Remuneration Payment Method for Independent Supervisors” approved at the 2016 annual general meeting held in June 2017.

The Remuneration and Appraisal Committee reviews the implementation of the remuneration evaluation every year. It also appraises the annual performance of the Directors and senior management of the Company, and makes recommendations to the Board on their remuneration according to the results of the appraisal.

(v)	The Work of the Remuneration and Appraisal Committee during the Reporting Period

During the Report Period, the Remuneration and Appraisal Committee reviewed the remuneration policy of the Directors and conducted annual appraisals with the Directors and the senior management. The committee also reviewed the remuneration structure of the Directors, Supervisors and senior management.

Corporate Governance Report (continued)

(under the Hong Kong Listing Rules)

2.	The Audit Committee

(i)	Role and Functions of the Audit Committee

The Audit Committee is principally responsible for advising the Board on the appointment, dismissal, remuneration and terms of engagement of external auditors, reviewing the effectiveness of the Company’s internal audit function, supervising the internal audit system and its implementation, reviewing the financial information of the Company and its disclosure including verifying the completeness of financial statements, annual reports and interim reports of the Company, reviewing the major opinions stated in the financial statements and reports of the Company, reviewing the financial control, internal control and risk management systems of the Company, reviewing arrangements to enable employees of the Company to raise concerns about possible improprieties in financial reporting, internal control or other matters of the Company and examining connected transactions of the Company.

The establishment of the Audit Committee reflects the Company’s determination to improve the transparency of its financial reporting system and its financial arrangements. The Company pays close attention to the minutes and reports prepared by the Audit Committee. The committee may seek advice from independent professionals in accordance with the applicable procedures at the expense of the Company.

(ii)	Members of the Audit Committee

The Audit Committee of the Board comprises three Independent Non-executive Directors.

Members of the Audit Committee during the Reporting Period are as follows:

Chairman:	Li Yuanqin, Independent Non-executive Director

Members:	Liu Yunhong, Independent Non-executive Director
Du Weifeng, Independent Non-executive Director

Corporate Governance Report (continued)

(under the Hong Kong Listing Rules)

(iii)	Meetings of the Audit Committee

The Audit Committee should convene at least two meetings each year. In 2019, the Audit Committee held two meetings without the presence of the Executive Directors with a record of attendance as follows:

	Attendance in	Attendance by
Name of Director	Person/Number of Meetings	Alternate/Number of Meetings
Liu Yunhong	2/2	—
Du Weifeng	2/2	—
Li Yuanqin	2/2	—

(iv)	The Work of the Audit Committee during the Reporting Period

During the Reporting Period, the Audit Committee reviewed the accounting principles and standards adopted by the Company, the interim and annual financial results and reports and significant issues on the financial reporting, operational and compliance controls, the effectiveness of the risk management and internal control systems, appointment of external auditors and relevant scope of works, and continuing connected transactions of the Company.

3.	The Nomination Committee

(i)	Role and Functions of the Nomination Committee

The Nomination Committee is accountable to the Board, and is mainly responsible for reviewing the Board composition, making recommendations to the Board on the procedures and criteria for the selection and appointment of Directors and senior management of the Company and on their qualifications to hold office, and assessing the independence of Independent Non-executive Directors.

In assessing the Board composition, the Nomination Committee would take into account various aspects as well as factors concerning Board diversity as set out in the Company’s Board Diversity Policy, including but not limited to gender, age, cultural and educational background, professional qualifications, experience, skills, knowledge, length of service, etc. The Nomination Committee would discuss and agree on measurable objectives for achieving diversity on the Board, where necessary, and recommend them to the Board for adoption.

In identifying and selecting suitable candidates for directorships, the Nomination Committee would consider the candidate’s relevant criteria as set out in the Nomination Policy such as character, qualifications, experience, independence and other relevant criteria necessary to complement the corporate strategy and achieve Board diversity, where appropriate, before making recommendation to the Board.

Corporate Governance Report (continued)

(under the Hong Kong Listing Rules)

The Company provides adequate resources to the Nomination Committee for the performance of its duties. The committee may seek independent professional advice during the performance of its duties at the Company’s expense.

(ii)	Members of the Nomination Committee

The Nomination Committee of the Board comprised one Executive Director and two Independent Non-executive Directors.

Members of the Nomination Committee during the Reporting Period are as follows:

Chairman:	Zhang Yimin, Independent Non-executive Director

Members:	Du Weifeng, Independent Non-executive Director
Wu Haijun, Executive Director

(iii)	Meetings of the Nomination Committee

The Nomination Committee should convene at least one meeting each year. In 2019, the Nomination Committee held one meeting during the Reporting Period. The attendance record of the meetings of the Nomination Committee is set out in the table below:

	Attendance in	Attendance by
Name of Director	Person/Number of Meetings	Alternate/Number of Meetings
Zhang Yimin	1/1	—
Du Weifeng	1/1	—
Wu Haijun	0/1	1/1

(iv)	The Work of the Nomination Committee during the Reporting Period

During the Reporting Period, the Nomination Committee reviewed the structure and number of members and composition of the Board, and reviewed, and approved the Company’s Nomination Policy for Directors. The Nomination Committee also assessed the independence of the Independent Non-executive Directors.

Corporate Governance Report (continued)

(under the Hong Kong Listing Rules)

The Nomination Committee also reviewed the composition of the Board from a diversity perspective. At present, the Board has a total of ten Directors, including four Executive Directors, two Non-executive Directors, and four Independent Non-executive Directors. The four Executive Directors worked in state-owned enterprises before serving as Chairman, President, Vice President, Chief Financial Officer and other important positions with extensive experience in enterprise management. The two Non-executive Directors were professor-grade senior engineer in organic chemistry and senior accountant by professional title, with extensive experience in enterprise management, finance, finance and investment development management. Moreover, they have a deep understanding of the chemical industry. The four Independent Non-executive Directors were professor in finance, legal researcher, lawyer, and scholar in accounting and management. They have extensive professional experience. The Board has one female Director who provides professional advice for the Company in different areas. The diversified composition of the Board provides the Board with professional opinions from multiple perspectives to ensure that the Board effectively performs its duties, promotes the Company’s corporate performance, and maintains sustainable development. The Nomination Committee believes that the Board has sufficient diversification in terms of age, cultural and educational background, professional experience, skills, and knowledge. The Nomination Committee will pay particular attention to other aspects such as gender and ethnicity when selecting Directors, so as to achieve diversity of the Board. For details of gender, age and service term of the members of the Board, please refer to Chapter V “Directors, Supervisors, Senior Management and Employees”.

Corporate Governance Report (continued)

(under the Hong Kong Listing Rules)

(v)	Board Diversity Policy

The Company has adopted a Board Diversity Policy which sets out the approach to achieve diversity of the Board. The Company recognizes and embraces the benefits of having a diverse Board and sees increasing diversity at the Board level as an essential element in maintaining the Company’s competitive advantage.

Pursuant to the Board Diversity Policy, with a view to achieving a sustainable and balanced development, the Company sees increasing diversity at the Board level as an essential element in supporting the attainment of its strategic objectives and its sustainable development. In designing the Board’s composition, Board diversity has been considered from a number of aspects, including but not limited to gender, age, cultural and educational background, ethnicity, professional experience, skills, knowledge and length of service. All Board appointments will be based on meritocracy, according to the Company’s specific needs and business model, and candidates will be considered against objective criteria, having due regard for the benefits of diversity on the Board. Selection of candidates will be based on a range of diversity perspectives, including but not limited to gender, age, cultural and educational background, ethnicity, professional experience, skills, knowledge and length of service. The ultimate decision will be based on merit and contribution that the selected candidates will bring to the Board. The Board’s composition (including gender, ethnicity, age, length of service) will be disclosed in the Corporate Governance Report annually.

The Nomination Committee will report on the composition of the Board on its diversity in the Corporate Governance Report annually, and monitor the implementation of the Board Diversity Policy.

Corporate Governance Report (continued)

(under the Hong Kong Listing Rules)

(vi)	Nomination Policy

The Board has delegated its responsibilities and authority for selection and appointment of Directors to the Nomination Committee of the Company.

The Company has adopted the Nomination Policy which sets out the selection criteria and process and the Board succession planning considerations in relation to nomination and appointment of Directors of the Company and aims to ensure that the Board has a balance of skills, experience and diversity of perspectives appropriate to the Company and the continuity of the Board and appropriate leadership at Board level.

The Nomination Policy sets out the factors for assessing the suitability and the potential contribution to the Board of a proposed candidate, including the following:

•	Character and integrity;

•

Qualifications including professional qualifications, skills, knowledge, experience and diversity aspects under the Board Diversity Policy that are relevant to the Company’s business and corporate strategy;

•	Any measurable objectives adopted for achieving diversity on the Board;

•

Requirement for the Board to have independent non-executive directors in accordance with the Hong Kong Listing Rules and whether the candidate would be considered independent with reference to the independence guidelines set out in the Hong Kong Listing Rules;

•	Any potential contributions the candidate can bring to the Board in terms of qualifications, skills, experience, independence and gender diversity;

•	Willingness and ability to devote adequate time to discharge duties as a member of the Board and/or Board committee(s) of the Company;

•

Such other perspectives that are appropriate to the Company’s business and succession plan and where applicable, may be adopted and/or amended by the Board and/or the Nomination Committee from time to time for nomination of directors and succession planning;

•	Other conditions asset out in the Company’s articles of association (if any).

The Nomination Policy also sets out the procedures for the selection and appointment of new Directors and re-election of Directors at general meetings. During the Reporting Period and up to the date of this Annual Report, there were changes in the composition of the Board and details of the changes are set out in the section headed “Composition of the Board” of this Corporate Governance Report.

Corporate Governance Report (continued)

(under the Hong Kong Listing Rules)

The Nomination Committee will review the Nomination Policy, as appropriate, to ensure its effectiveness.

4.	The Strategy Committee

(i)	Role and Functions of the Strategy Committee

The major duties of the Strategy Committee are to conduct researches and give recommendations to the Board on major investment decisions, projects and major issues that affect the Company’s development, and to monitor the Company’s long-term development strategic plan.

(ii)	Members of the Strategy Committee

The Strategy Committee comprises two Executive Directors, two Non-executive Directors and one Independent Non-executive Director.

Chairman:	Wu Haijun, Executive Director

Members:	Zhou Meiyun, Executive Director
Lei Dianwu, Non-executive Director
Mo Zhenglin, Non-executive Director
Li Yuanqin, Independent Non-executive Director

(iii)	Meetings of the Strategy Committee

In 2019, the Strategy Committee held one meeting during the Reporting Period. The attendance record of the meeting of the Strategy Committee is set out in the table below:

Name of Director	Attendance in Person/Number of Meetings	Attendance by Alternate/Number of Meetings
Wu Haijun	1/1	—
Shi Wei(1)	1/1	—
Guo Xiaojun(2)	1/1	—
Zhou Meiyun	1/1	—
Lei Dianwu	0/1	—
Mo Zhenglin	1/1	—
Li Yuanqin	1/1	—

(1)	Mr. Shi Wei resigned as Executive Director on 19 December 2019.
(2)	Mr. Guo Xiaojun resigned as Executive Director on 19 December 2019.

Corporate Governance Report (continued)

(under the Hong Kong Listing Rules)

(iv)	The Work of the Strategy Committee during the Reporting Period

During the Reporting Period, the Strategic Committee, aiming at building a “leading domestic and world-class” refining and chemical enterprise and relying on the internal and external forces of the enterprise, carried out strategic research on cracking the bottleneck of development, carried out research on the Company’s phased strategic direction and implementation plan, the promotion of new material industry, the development of fine chemical business and other topics, and improved the Company’s recent planning projects and specified the medium and long-term development ideas and objectives of the Company, striving to gradually build Shanghai Petrochemical into an internationally competitive refining and chemical enterprise in “two three-year periods” and “two ten-year periods”.

5.	Corporate Governance Functions

The Board is responsible for performing the functions set out in code provision D.3.1 of the Corporate Governance Code.

The Board reviewed the Company’s corporate governance policies and practices, training and continuous professional development of Directors and senior management, the Company’s policies and practices on compliance with legal and regulatory requirements, the compliance of the Model Code for Securities Transactions, and the Company’s compliance with the Corporate Governance Code and disclosure in this Corporate Governance Report.

6.	Supervisory Committee

As at 1 January 2019, the Company’s Ninth Session of the Supervisory Committee comprised six supervisors, including three Employee Representative Supervisors (one of whom had served as Chairperson of the committee), one External Supervisor and two Independent Supervisors.

The Supervisors are appointed for a fixed term of office and the term of office of each Supervisor during the Reporting Period are set out in the section headed “Directors, Supervisors, Senior Management and Employees” on pages 23 to 39 of this annual report.

Corporate Governance Report (continued)

(under the Hong Kong Listing Rules)

In 2019, the Supervisory Committee convened 4 meetings with a record of attendance as follows:

Name of Supervisor	Position	Attendance in Person/ Number of Meetings	Attendance by alternate/Number of Meetings
Ma Yanhui	Employee Representative Supervisor and Chairperson	4/4	—
Zuo Qiang(1)	Employee Representative Supervisor	2/3	1/3
Li Xiaoxia(2)	Employee Representative Supervisor	3/3	—
Zhang Feng(3)	Employee Representative Supervisor	1/1	—
Chen Hongjun(4)	Employee Representative Supervisor	1/1	—
Zhai Yalin	External Supervisor	3/4	1/4
Fan Qingyong(5)	External Supervisor	2/4	2/4
Zheng Yunrui	Independent Supervisor	4/4	—
Choi Ting Ki	Independent Supervisor	4/4	—

Notes:

(1)	Mr. Zuo Qiang resigned as Employee Representative Supervisor on 2 September 2019.
(2)	Ms. Li Xiaoxia resigned as Employee Representative Supervisor on 30 September 2019. Resignation took effect from 11 October 2019.
(3)	Mr. Zhang Feng was appointed as Employee Representative Supervisor on 11 October 2019.
(4)	Mr. Chen Hongjun was appointed as Employee Representative Supervisor on 11 October 2019.
(5)	Mr. Fan Qingyong resigned as External Supervisor on 27 December 2019.

The Company’s Supervisory Committee established and refined the check-and-balance system of the Company and promoted and regulated the corporate governance structure in accordance with the relevant laws and regulations, including the Company Law of the PRC and the Code of Corporate Governance for Listed Companies of the PRC. The Supervisory Committee diligently discharges its supervisory duties and exercises supervision over the management’s compliance with the relevant laws and regulations, including the Company Law and the Code of Corporate Governance for Listed Companies of the PRC. It also supervises the enforcement of the resolutions passed at general meetings and Board meetings, compliance with decision-making procedures and the implementation of the internal control system. The Supervisory Committee also examines the financial system and the financial situation of the Company in a conscientious manner, thereby ensuring the orderly operations of the Company and safeguarding shareholders’ interests.

Corporate Governance Report (continued)

(under the Hong Kong Listing Rules)

(5)	Risk Management and Internal Controls

The Board acknowledges its responsibility for the risk management and internal control systems and the review of their effectiveness. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board ensures that risk management and internal control systems of the Company are sound and effective to safeguard the shareholders’ interests and its assets. The Board has the overall responsibility for evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company’s strategic objectives, and establishing and maintaining appropriate and effective risk management and internal control systems.

The Audit Committee assists the Board in leading the management and overseeing their design, implementation and monitoring of the risk management and internal control systems.

The Company has developed and adopted various internal control and risk management procedures and guidelines including the Internal Control Manual, the Sinopec Comprehensive Risk Management Procedures and Sinopec Comprehensive Risk Management Implementation Programme with defined authority for implementation by key business processes and office functions, including project management, sales, financial reporting, human resources and information technology.

All divisions conducted internal control assessment regularly to identify risks that potentially impact the business of the Group and various aspects including key operational and financial processes, regulatory compliance and information security etc.

The management, in coordination with division heads, assessed the likelihood of risk occurrence, provided treatment plans, monitored the risk management progress, and reported to the Audit Committee and the Board on all findings and the effectiveness of the systems.

The Internal Audit Department is responsible for performing independent review of the adequacy and effectiveness of the risk management and internal control systems. The Internal Audit Department examined key issues in relation to the accounting practices and all material controls and provided its findings and recommendations for improvement to the Audit Committee. The Company has engaged PricewaterhouseCoopers Zhong Tian LLP to conduct an audit on the effectiveness of the internal control over financial reporting of the Company according to the guidelines set out in the Audit Guidelines for Enterprise Internal Control (the “Guidelines”) and the Report on Internal Control over Financial Reporting was issued pursuant to the Guidelines.

Corporate Governance Report (continued)

(under the Hong Kong Listing Rules)

The Company has developed its disclosure policy which provides a general guide to the Directors, officers, senior management and relevant employees in handling confidential information, monitoring information disclosure and responding to enquiries. The Company has in place a “System for the Registration and Management of Inside Information” and an “Information Disclosure Management System” which were regularly reviewed by the Board to administer the registration and management of persons with access to the Company’s insider information including but not limited to the Directors, Supervisors and senior management, strengthen the confidentially of the flow of inside information, monitoring information disclosure to safeguard the leakage of inside information and responding to enquiries. Control procedures have been implemented to ensure that unauthorized access and use of inside information are strictly prohibited.

1.	Implementation of internal control

Internal control task force is the leading unit of the internal control work of the Company with the President and the Chief Financial Officer as chief and deputy chief, respectively, and an internal control office was established under the task force. It is responsible for organizing and coordinating the establishment, implementation and daily operation of internal control, as well as the submission of work reports on the inspection and supervision of internal control to the Audit Committee on a regular basis. A supervisory working network consisting of special personnel of each department (unit) responsible for internal control function was established within the Company. The internal control supervisors, on behalf of their own departments, and administrative heads each carry out internal control work within their own scope.

Since the implementation of the internal control system of the Company in 2004, the Company has strictly complied with the requirements of internal control regulations of the CSRC. Combined with corporate management and internal controls, the Internal Control Manual was reviewed annually so as to improve the internal control business process, to specify responsibilities of different departments and positions in charge of the respective control processes, and to urge staff to perform internal control responsibility. The 2019 version of the Internal Control Manual specifies 22 categories, 55 processes and a total of 1,539 control points.

In 2011, the Company launched an internal control management information system and built a dynamic validation and correction system of system data to continuously improve the internal control management information system annually. At the same time, the internal control office actively guides the respective departments responsible for different processes and the secondary units for the online management of internal control and gradually enforces online enquiry and online quarterly testing under the Internal Control Manual.

Corporate Governance Report (continued)

(under the Hong Kong Listing Rules)

2.	Implementation of comprehensive risk management

In 2011, the Company set up a comprehensive risk management task force with key heads of the Company as leaders. The task force has set up an office in the Corporate Management Department of the Company and functions as the daily risk managing organ of the Company.

In 2013, based on the then “Integrated Management System” and other professional management systems, the Company extensively carried out risk management status research, arranged and analysed existing issues and learnt from the successful experience and typical practices of domestic and overseas advanced enterprises and prepared the Sinopec Comprehensive Risk Management Procedures, which are included in the Integrated Management System. The risk management procedures specify five basic processes of comprehensive risk management, namely risk information collection, risk evaluation, risk response, monitoring and warning, and supervisory assessment and improvement. Through risk identification and assessment, the Company conducts analysis of the effectiveness of the existing internal control system and professional management and creates foundation system of the Company for the establishment of the risk warning system and risk response strategy and measures.

In 2016, the Company developed the Sinopec Comprehensive Risk Management Implementation Programme according to control capability, management strength and company management conditions, and standardized assessment methods and standards. The Company launched resources management, interest rate and Forex rate special risk identification, and evaluation work to enhance the comprehensive risk management of the Company.

Pursuant to the planning and requirements of State-Owned Assets Supervision and Administration Commission of the State Council, the Company is focusing on its goal of establishing a refining and petrochemical enterprise which is “leading domestically, first-class globally”. The Company vigorously implements annual risk assessment work, organizes some of the Company’s leaders, key department heads to participate in the material and significant online risk identification evaluation to start and perform comprehensive risk management of the Company to provide foundation for the establishment of the risk warning system and risk response strategy and measures. On the basis of the revised Internal Control Manual, the Company organized the persons in charge of the business process to comprehensively identify, analyse and assess material and significant tier 3 risks and attend to tier 4 risks. The Company has preliminary set up the “Sinopec Risk Database” and improved the key information maintenance of “Risk Level Rating” and “Risk Response Measures” in the system.

The Company set up a comprehensive risk management office which is responsible for collecting and organizing risk information regarding the Company as well as domestic and foreign industry. It sorts out, analyzes and summarizes, forms a risk list, and regularly completes and updates the risk list. The Company set up an internal control office to establish risk assessment work standards, procedures and management rules, formulate company risk assessment plans, and organize risk assessment task.

Corporate Governance Report (continued)

(under the Hong Kong Listing Rules)

Through the implementation of effective supervision and evaluation and improved supervision, the Company effectively promotes the Company’s overall risk management, and forms a closed-loop management mechanism for self-improvement and continuous optimization. Internal supervision of the Company is divided into daily supervision and special supervision. Daily supervision refers to the routine and continuous supervision and inspection of the Company’s establishment and implementation of internal control; special supervision refers to the situation where the Company undergoes major adjustments or changes in its development strategy, organizational structure, business activities, business processes, and key positions, there will be a targeted supervision and inspection of one or more aspects of internal control. The scope and frequency of special supervision depends on the impact of the risk and the effectiveness of the control.

The Company has established a comprehensive internal inspection and evaluation mechanism, designating internal audit as the Company’s responsible division to supervise and improve risk management, and the audit department is responsible for the independent supervision and evaluation of the setting up of the risk management system and the effectiveness of implementation, reporting according to prescribed procedures and monitoring the progress. The Board is responsible for the supervision of the Company’s internal control evaluation work, identifies the Company’s major internal control deficiencies, reviews the relevant rectification measures and oversees the management in the implementation of the measures, reviews and approves the internal control evaluation report. The Supervisory Committee supervises the Board’s establishment and implementation of internal control.

The management has reported to the Board and the Audit Committee on the effectiveness of the risk management and internal control systems during the Reporting Period. The Board, as supported by the Audit Committee as well as the management report on the internal audit findings, reviewed the risk management and internal control systems, including the financial, operational and compliance controls, for the Reporting Period, and considered that such systems are effective and adequate. The annual review also covered the financial reporting and internal audit function and staff qualifications, experiences and relevant resources.

For further details of the risk management and internal controls of the Company, please refer to the section headed “Internal Control” on pages 62 to 63 of this annual report.

Corporate Governance Report (continued)

(under the Hong Kong Listing Rules)

(6)	Directors’ Responsibilities in relation to the Financial Statements

The Directors acknowledge their responsibilities for preparing the financial statements of the Company for the year ended 31 December 2019.

The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern.

All Directors regularly receive comprehensive reports from the management covering strategic proposals, operations updates, financial objectives, plans and initiatives. The Board presents a balanced, clear and understandable assessment of the affairs and prospects of the Group in the Company’s annual and interim reports, announcements relating to inside information and other financial disclosures as required under the Hong Kong Listing Rules.

During the Reporting Period, the management provided to members of the Board with monthly information on the Company’s production and financial analysis, as well as Xinjinshan Post (《新金山報》), a newspaper published by the Company that covers recent developments in the Company’s production and operations. In addition, Directors including Independent Non-executive Directors were also able to learn about the latest updates on the Company’s business and information disclosure on the Company’s website in a timely manner.

The statements of the independent auditor of the Company (both international and domestic) about their reporting responsibilities on the financial statements are set out in the respective Report of the Independent Auditor and Report of the PRC Auditor on pages 213 to 216 and pages 78 to 80, respectively of this annual report.

(7)	Auditors’ Remuneration

An analysis of the remuneration paid to the external auditors of the Company, Messrs. PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP, in respect of audit services and non-audit services for the Reporting Period is set out in the table below:

Auditor	Service Category	Fees Paid/Payable
PricewaterhouseCoopers	– Audit services	RMB	3,000,000
	– Non-audit services	RMB	0
PricewaterhouseCoopers Zhong Tian LLP	– Audit services	RMB	4,800,000
	– Non-audit services	RMB	0

Corporate Governance Report (continued)

(under the Hong Kong Listing Rules)

(8)	Company Secretary

Mr. Guo Xiaojun resigned as the Secretary to the Board on 19 December 2019. Currently, Ms. Chan Sze Ting of Tricor Services Limited, external service provider, is the company secretary of the Company and she was appointed as the company secretary on 26 April 2018. Ms. Chan’s primary contact person in the Company is Mr. Wu Haijun, Executive Director and Chairman of the Board.

All Directors have access to the advice and services of the company secretary on corporate governance and board practices and matters.

(9)	Shareholders’ Rights

The Company engages shareholders through various communication channels and the “Work System of Investor Relations” is in place to ensure that shareholders’ views and concerns are appropriately addressed.

To safeguard shareholder interests and rights, separate resolution should be proposed for each substantially separate issue at general meetings, including the election of individual Director. All resolutions put forward at general meetings will be voted on by poll and poll results will be posted on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company after each general meeting.

The rights of shareholders holding ordinary shares of the Company are also set out in the Articles of Association. Upon written requests of the shareholders and verification of their identities and shareholding by the Company, they will be allowed to access to relevant information as permitted by law, administrative regulations and the Articles of Association.

1.	Convening an Extraordinary General Meeting

Pursuant to Article 63(3) of the Articles of Association, the Board shall convene an extraordinary general meeting within two months upon written requisition by the shareholders individually or jointly holding 10% or more of the issued and outstanding voting shares of the Company.

2.	Putting Forward Proposals at General Meeting

Pursuant to Article 65 of the Articles of Association, when the Company convenes a shareholders’ general meeting, the Board, the Supervisory Committee and shareholders who individually or jointly hold shares with 3% or more of the total voting rights of the Company shall have the right to move motions in writing for shareholders’ meetings. Shareholders who individually or jointly hold 3% or more of the shares of the Company may propose and submit in writing an extraordinary motion to the convener ten (10) days prior to the convening of the shareholders’ general meeting. The convener shall issue a supplementary notice of the shareholders’ general meeting within two (2) days upon receipt of such motion and shall make an announcement on the content of the extraordinary motion.

Corporate Governance Report (continued)

(under the Hong Kong Listing Rules)

3.	Putting Forward Enquiries to the Board

For putting forward any enquiries to the Board of the Company, shareholders may send written enquiries to the Company. The Company will not normally deal with verbal or anonymous enquiries.

4.	Contact Details

Shareholders may send their enquiries or requests as mentioned above to the Company’s registered address as follows:

48 Jinyi Road

Jinshan District

Shanghai

The People’s Republic of China

For the attention of Mr. Wu Haijun, Chairman of the Board

For the avoidance of doubt, shareholder(s) must deposit and send the original duly signed written requisition, notice or statement, or enquiry (as the case may be) to the above address and provide their full name, contact details and identification in order to give effect thereto. Shareholders’ information may be disclosed as required by law.

Corporate Governance Report (continued)

(under the Hong Kong Listing Rules)

(10)	Investor Relations

The Company considers that effective communication with shareholders is essential for enhancing investor relations and investors’ understanding of the Group’s business performance and strategies. The Company maintains communications with its shareholders. The Company’s major communication channels include annual general meeting, other general meetings, the Company’s website, email, fax and telephone numbers of the Secretary Office of the Board. Through the above communication channels, shareholders may adequately express their opinions or exercise their rights.

The Company is committed to enhancing its relationship with investors. The Chairman presides over and participates in major investor relations activities (including general meetings, results presentations, press conferences, significant events and roadshows, important domestic and overseas capital market conferences and major financial media interviews, etc.) and maintains contact with shareholders to ensure that the views of the shareholders can be conveyed to the entire Board.

During the Reporting Period, the Company continued to strengthen the management of investor relations, implement in good faith the “Work System of Investor Relations”, engage in active interaction and communications with investors and submit investors’ opinions and suggestions to the Company’s management in a timely manner.

In principle, the Company convenes results briefings every six months after the release of its annual and interim results. In 2019, the Company held two large-scale results briefings and press conferences in Hong Kong while several “one-to-one” meetings were held within and outside China. The Company has also welcomed hundreds of domestic and foreign investors to its headquarters, and replied to telephone queries and letters from investors, intermediaries and fund managers. In addition, the Directors and senior management also actively attended capital market meetings organized by securities research companies and investment banks.

The information on the Company’s website is updated regularly to keep the investors and the public informed of the Company’s latest developments.

(11)	Relevant policies of shareholders

The Company has formulated a shareholder communication policy to ensure that the opinions and concerns of shareholders are properly addressed, and the policy is regularly reviewed to ensure its effectiveness.

The Company has formulated a dividend policy. According to the Articles of Association, the Company’s net profit attributable to the parent company was positive and the accumulated undistributed profit was positive. While the Company’s cash flow can meet its normal operation and sustainable development, the Company shall carry out cash dividends, and the annual cash distribution shall not be less than 30% of the net profit attributable to the parent company realized in that year. For details, please refer to the formulation, implementation or adjustment of cash dividend policy in Section IV of Chapter III.

Report of the Directors

Section I Business Overview

(I)	Description of the principal business, operating model and industry in which the Company operated during the Reporting Period

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of petroleum products, intermediate petrochemical products, resins and plastics and synthetic fibres. The Company sells most of its products within the PRC domestic market and derives most of its revenues from customers in Eastern China, one of the fastest growing regions in the PRC.

The Company’s high-quality development is supported by the ever-increasing demand in the PRC for petrochemical products. Relying on the competitive advantage of its high degree of integration, the Company is optimizing its product mix, improving the quality and variety of its existing products, upgrading technology and increasing the capacity of its key upstream plants.

For details on the industry in which the Company operates its business, please refer to Section III of this chapter “Analysis on Operational Information of the Chemical Industry”.

(II)	Analysis of core competitiveness during the Reporting Period

As one of the largest integrated petrochemical enterprises in China with an integrated refinery and petrochemical capacity, the Company possesses competitive business scale and strength, which have made it a major manufacturer of refined oil, intermediate petrochemical products, synthetic resins and synthetic fibres. It also has self-owned utilities and environmental protection systems, as well as sea transport, inland shipping, rail transport and road transport ancillary facilities.

The Company’s major competitive advantages include quality, geographical location and its vertically integrated production. The Company has over 40 years of petrochemical production and management experience, and has accumulated extensive resources in the petrochemical industry, which has garnered multiple quality product awards from the central and local governments. Located at the core region of Yangtze River Delta, the most economically active region in China with a strong demand for petrochemical products, the Company built a comprehensive logistics system and supporting facilities to tap its geographic proximity with most of its clients and the convenient coastal and inland shipping. This gave it a competitive edge in terms of transportation costs and timely delivery. The Company has leveraged its advantages in integrated refinery and petrochemical capacity to actively strengthen product structure, while continuously improving products quality and variety. It has also improved production technology and boosted capacity of key upstream equipment to maximize the use and the efficiency in the utilisation of its corporate resources, and is therefore able to achieve strong and sustainable development.

Report of the Directors (continued)

(III)	Material events after the Reporting Period

The new coronavirus pneumonia epidemic (“COVID-19”) broke out in early 2020 and has evolved into a global public health emergency. Affected by COVID-19, the Spring Festival holiday was prolonged nationwide, enterprises delayed the resumption of work, transportation was restricted, logistics efficiency decreased, consumer demand fell sharply, and the demand for petroleum and petrochemical products experienced a higher degree in its decrease, which had a significant impact on the Group’s sales of refined oil and chemical products. The load of major equipment has fallen.

In response to the impact brought by COVID-19, the Company adopted the following measures to offset the negative impact as much as possible:

1.

In terms of operation and production, the Company optimized the final-period plan of crude oil procurement and production and marketing in a timely manner, reduced the equipment load and adjusted the maintenance plan based on the actual situation of the market to avoid excess inventory.

2.

In terms of sales of products, the Company cooperated with professional sales companies, established hotlines and immediately coordinated with multiple parties when facing difficulties, which effectively addressed challenges in management and control. During the special time, the Company adopted a flexible sales model and temporarily implemented a case-by-case policy for specific emergency users to promote product delivery and ensure safe and stable operation of the equipment.

3.	In terms of product transportation, the Company focused on logistics management and actively coordinated with government departments to provide convenience for users.

Since 2020, the Group’s crude oil processing volume has decreased as compared with the same period last year. Combining with the sharp decline of international oil prices, the Company’s short-term performance faces a relatively big challenge. As of the date of approval of the financial statements, the specific details and monetary amount on the Group’s financial position are still being evaluated.

Report of the Directors (continued)

Section II Management Discussion and Analysis

(I)	Management Discussion and Analysis

(Unless otherwise specified, the financial information included in this “Management Discussion and Analysis” section was extracted from the financial statements prepared under IFRS.)

1.	General – Review of the Company’s operations during the Reporting Period

In 2019, the global economy faced severe challenges. Uncertain factors brought about by trade frictions and geopolitical tensions have slowed down the economic growth of advanced and developing economies and emerging markets. In the face of increasingly complex and severe domestic and international situations, our country adhered to the guideline of making progress while maintaining stability, and focused on supply-side structural reforms to promote high-quality development. In 2019, the economic operation was generally stable but continued to slow down. Gross domestic product (GDP) increased by 6.1%, representing a decrease of 0.5% year-on-year. Under the influences of Sino-US trade friction, frequent security accidents, industrial zone closures and enterprises’ suspension and rectification, China’s petrochemical industry faced greater downward pressure on economic operation. The performance of enterprises declined significantly as the market continued to be weak.

In 2019, the Group actively responded to the complicated and severe domestic and international economic and industry situations, and focused on safety and environmental protection, operational optimization, cost reduction, transformational development, reforms in difficult areas and team development. All work was advanced in an orderly manner.

Report of the Directors (continued)

(i)	Strengthening safety and environmental protection to ensure smooth operation of the devices

In 2019, the Group implemented the new HSSE management system to deepen process safety management; continued to carry out the activity of “I Make Diagnosis for Safety” to investigate and discover hidden dangers; launched LDAR Full Coverage and “10,000 Employees Checking Odor” to discover and repair leaking point in time; and strengthened the daily management of flare gas and emission control of equipment maintenance during driving and halt. The Group successfully passed the reexamination of Environmentally Friendly Enterprises in China, passed the review of Sinopec Group and Cleanser Production in Shanghai, and won the title of Sinopec Group Green Enterprise. As the Group strengthened production and operation management and intensified the management and examination of unplanned halt, 7 unplanned halts occurred in 2019, with the number and duration of unplanned halt decreasing by 22.20% and 73.30% respectively. The operation of devices maintained smooth. Among the 59 major technological and economic indicators monitored, 34 items were better than the annual level of last year, with a year-on-year progress rate of 57.63%.

In 2019, due to the stable operation of the Group’s devices and the increasing total volume of processing crude oil, the production volume of the Group increased, with the total main production volume reaching 13,910,400 tons, up by 4.60% year-on-year. The Group’s turnover reached RMB100,270 million, representing a decrease of 6.89% year-on-year. The product sales rate and payment return rate of the Group were 100.02% and 100% respectively. The products continued to remain high-quality.

(ii)	Price of the products fell under weak oil and petrochemical markets

In 2019, under the severe and complicated domestic and international economic situations, oil and petrochemical industries faced great downward pressure. Price of petrochemical products fell under the sluggish market. As the demand for refined oil products slowed down and supplies increased, product competition became increasingly fierce. As of 31 December 2019, the weighted average prices (excluding tax) of synthetic fibers, resins and plastics, intermediate petrochemical products and petroleum products of the Group decreased by 13.24%, 11.48%, 17.48% and 4.28% year-on-year respectively.

Report of the Directors (continued)

(iii)	International crude oil prices fluctuated and average price fell throughout the year, while crude oil processing volume increased

The international crude oil market fluctuated in 2019. From the initial concerns about tightening supply gradually to the global economic slowdown, dragging down oil demand, international crude oil prices have shown a trend of rising and then declining, moving in a wide range. The crude oil price went up unilaterally in the first quarter, shock fell in the second quarter, moved in a wide range in the third quarter, and went up unilaterally again in the fourth quarter. Brent crude oil futures basically ran between USD53-73/barrel throughout the year, within which the futures fluctuated in the range of USD58-65/barrel most of the time. By the end of 2019, the Brent crude oil price increased by 23.00% year-on-year, while the West Texas Intermediate crude oil (WTI) increased by 34.50% year-on-year. However, the average price of crude oil in 2019 was still lower than that in 2018. The average price of WTI crude oil in 2019 was USD57.01/barrel, down by 11.23% from USD64.22/barrel in 2018; the average price of Brent crude oil in 2019 was USD64.16/ barrel, down by 10.38% from USD71.59/barrel in 2018; the average price of Dubai crude oil in 2019 was USD63.95/barrel, down by 8.47% from USD69.87/barrel in 2018.

As of 31 December 2019, the Group processed 15,199,400 tons of crude oil (including 1,064,600 tons of crude oil processing on given materials), up by 5.71% or 820,400 tons year-on-year. The average unit cost of crude oil processed by the Group (proprietary part) was RMB3,330.63/ton (2018: RMB3,382.38/ton), down by 1.53%. In 2019, the total cost of the Group’s crude oil processing was RMB47,077 million, an increase of 1.97% over the previous year’s RMB46,168 million, accounting for 54.54% of the total cost of sales.

(iv)	Further optimized operation and improved the ability to increase efficiency

In 2019, the Group actively promoted the optimization of structure of crude oil, controlled crude oil stock and reduced costs of crude oil procurement. The Group optimized the structure of oil products, increased the output of gasoline, jet fuel and petrochemicals and raised the proportion of high value-added products with a growth rate of 7.41% in gasoline production and 27.95% in jet fuel production as well as a decrease of 0.05 in diesel to gasoline ratio. In addition, the Group encouraged market expansion and boosted sales with the annual exports of heavy low-sulfur marine fuel oil reaching 37,800 tons. The black polyethylene pipe plastic products successfully entered China Gas Holdings with sales increasing by 13.55% year-on-year. Moreover, the Group arranged field visits for technical experts and carried out the establishment of intelligent marketing service system to improve service quality. The Group implemented costs reduction by cutting the annual financial expenses to RMB363 million, a fall of RMB25.6 million year-on-year, strengthened the management of cash flow with a year-on-year decrease of 16.71% in the inventory balance, and controlled the key expenses including repairs, reducing nearly RMB100 million in the actual expenses compared to the goal.

Report of the Directors (continued)

(v)	Continued to deepen energy conservation and emission reduction

In 2019, to meet the national requirements of energy conservation and emission reduction, the Group implemented a series of measures to achieve the goal set by the government. In 2019, the Company’s accumulated comprehensive energy consumption was 7.150 million tons of standard coal, and the comprehensive energy consumption was 0.745 tons of standard coal per RMB10,000 (unchanged price in 2010), representing a decrease of 1.97% compared with the annual total of 0.760 tons of standard coal per RMB10,000 last year. Compared to last year, the annual emissions of COD, sulfur dioxide and nitrogen oxides decreased by 9.02%, 7.14% and 12.70%, respectively. The average concentration of VOCs at the boundary of the plant decreased by 3.83% year-on-year. The Group achieved 100% wastewater discharge compliance rate, 100% controlled waste gas discharge compliance rate and 100% hazardous waste disposal compliance rate. The average heat efficiency of heating furnaces was 92.60%, basically the same as last year.

(vi)	Accelerated development and pushed forward the scientific R&D and informatization

In 2019, the Group started the 400,000 tons/year oil cleaning project, achieved mid-term delivery of the precursor part of the second stage of PAN (Polyacrylonitrile) based carbon fiber project with annual production of 1,500 tons, and completed the Sinopec’s demonstration of 48K large tow carbon fiber. The Group vigorously promoted regional cooperation with neighboring SCIP and Zhejiang Dushan Port Economic Development Zone to reach a development consensus on new materials. The Group strengthened technical researches in the field of new energy, made technical improvements on carbon fiber equipment technologies, deepened the updated technology applications of the whole process of refineries, and strived to promote researches on key technologies for low-sulfur marine fuel oil production and fuel cell-level hydrogen supply. The Group boosted the carbon fiber industry by signing a strategic cooperation framework agreement on carbon fiber and composites with Jinshan District in Shanghai to establish Shanghai Carbon Fiber and Composites Innovation Research Institute. The Innovative High-Efficient Mechanical Oil Production System with Carbon Fibers and CFRP Continuous Sucker Rods as the Core, which involved the Company’s research and development, won the 21st CIIF Award with 65 patent applications and 26 patent licensing. The Group sped up the integration of informatization and industrialization, accomplished various projects such as energy management system, self-service delivery system, piloting of geographic information platform, information integration of process and upgrades of integrated services platform, and promoted projects of intelligent warehousing and crude oil blending and optimizing, thus raising the level of intelligent plants.

Report of the Directors (continued)

(vii)	Reinforced corporate management and overcame difficulties in reform

In 2019, the Group actively promoted internal restructuring, and based on the business development of petrochemicals, new materials and joint venture cooperation, established the Carbon Fiber Business Unit to streamline the management units in the Company. The Group pushed forward the market-oriented pilot reform of the first professional manager in the Carbon Fiber Business Unit and initially built the management system of professional managers. The Group completed the pilot reform of incremental power distribution business and established Shanghai Shidian Energy Co., Ltd, which was then put into operation. The Group actively adopted the “immediately-do” attitude to raise the efficiency of management and service, advanced the reform of personnel system and the project of “talents to make enterprises strong”, increased the intensity of training and selection of outstanding young cadres, implemented the policy of introducing graduates, strengthened cooperation on intern training with targeted colleges and universities as well as higher vocational colleges, and formed a new mechanism for introducing and training students of vocational colleges to continuously improve the cadre team structure. The Group strengthened staff training, increased the application of the intelligent training system and promoted the “one position with multiple functions” training with the theme of whole process operation and the “large-scale training, extensive competition” activities to develop staff’s ability to fulfill duty, solve on-site difficulties, innovate and increase efficiency.

As of 31 December 2019, the net reduction of employees of the Group reached 719 (including voluntary resignation and retirees), accounting for 7.49% of the total 9,597 employees registered at the beginning of the year.

(viii)	Continued to strengthen Party building and integrated Party and government to promote enterprise development

In 2019, the Communist Party Committee of the Company adhered to the principle of focusing on the central task and serving the overall interests. Taking the opportunity of carrying out the themed education of “Do not forget the initial heart and keep the mission in mind”, the Communist Party Committee of the Company vigorously strengthened the capacity building of “controlling the direction, managing the overall situation and guranteeing implementation”, deepened compliance operations and risk prevention and control, strengthened the establishment of leaders and executive teams, strengthened the establishment of the clean government and anti-corruption work, effectively promoted the building of grass-rooted Party organizations and Party members, continued to enhance the ideological and cultural propaganda in the new circumstances and work effectiveness of the public, and actively created a harmonious and stable atmosphere for reform and development which provided strong ideology, politics and organisation guarantee for Shanghai Petrochemical to achieve sustainable development in an all-round way and establish the Company as “Leading domestically, First-class globally” energy and chemical and new material enterprise.

Report of the Directors (continued)

Specific measures include:

Strengthening transformation of the old mindset, establishing firmly the philosophy of innovative and green development, standardizing decision and policy-making procedures, and continuously promoting the development path and innovation of management mode.

Strengthening the building of talent teams, training and developing of outstanding human resources, and building high-quality professional cadre team and a “multi-talented” staff team.

Intensifying our efforts to combat corruption and build clean government, conducting the mechanism of Party Committee Inspector, effectively carrying out the overall function of monitoring resources, creatively carrying out mutual support in family and partnership to combat corruption, and continuously improving the level of corporate governance and risk management.

Strengthening the construction of grass-rooted Party organization, fulfilling social responsibilities, carrying out co-construction with 52 village Party branches in the surrounding “four towns and one street”, and carrying out activities based in aspects such as mutual support, business exchanges, and enterprise-local win-win cooperation across different segments and classes. The Company’s performance in fulfilling social responsibility has steadily improved.

Strengthening the construction of corporate culture, constructing a good community relationship, vigorously propagating the concept of “Dedicate in clean energy and green development” and making the public aware of the effectiveness of corporate green development through 34 public open days.

Report of the Directors (continued)

2.	Accounting judgements and estimates

The Group’s financial conditions and the results of its operations are susceptible to accounting methods, assumptions and estimates applied in preparing the financial statements. Such assumptions and estimates are based on the historical experience of the management of the Group and on various other assumptions that the management believes to be reasonable, and form the basis for the management to make judgements about matters that cannot be confirmed by other sources. On an on-going basis, the management evaluates its estimates. Actual results may differ from those estimates as the actual circumstances, environment and conditions change.

The selection of accounting policies, judgements and other uncertainties in the course of applying of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in the financial statements. The Company’s management believes that the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

(i)	Inventory Provision

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical cost of sales. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

(ii)	Impairment of long-term assets

Long-term assets are reviewed for impairment at each balance sheet date when events or changes in circumstance have indicated that their carrying amounts may not be recoverable. If any such evidence indicated that their carrying amounts may not be recoverable, the carrying amounts exceed the recoverable amounts would be recognized as impairment loss and accounted in current profit or loss.

The recoverable amount of an asset (or an asset group) is the greater of its net selling price and its present value of expected future cash flows. In assessing value in use, significant judgements are exercised over the assets’ (or the asset group’s) production and sales, selling prices, related operating expenses and discount rate to calculate the present value. All relevant materials which can be obtained are used for estimation of the recoverable amount, including the estimation of the production, selling prices and related operating expenses based on reasonable and supportable assumptions.

Report of the Directors (continued)

(iii)	Estimated useful life and residual value of fixed assets

The Group assessed the reasonableness of estimated useful life of fixed assets in line with the historical experience on the basis of similar function or characteristic for the assets. If there are significant changes in estimated useful lives and residual value from previous years, the depreciation expenses for future periods are adjusted.

The Group reviews and adjusts the useful lives and estimated residual value of the assets regularly at the end of each year end.

3.	Comparison and analysis of results of the Company’s operations (Prepared under IFRS)

3.1	Summary

The following table sets forth the Group’s sales volumes and net sales (net of sales taxes and surcharges) for the years indicated:

	For the years ended 31 December
	2019			2018			2017
	Sales volume (’000 tons)	Net sales (RMB million)%		Sales volume (’000 tons)	Net sales (RMB million)%		Sales volume (’000 tons)	Net sales (RMB million)%
Synthetic fibres	177.9	2,158.9	2.5	156.0	2,182.4	2.3	172.6	2,005.3	2.5
Resins and plastics	1,292.4	9,979.9	11.3	1,208.6	10,542.1	11.0	1,262.4	10,218.4	12.9
Intermediate petrochemical products	2,193.7	10,313.6	11.7	2,134.4	12,160.6	12.7	1,938.5	10,070.2	12.7
Petroleum products	10,294.6	43,125.9	49.0	9,917.3	43,403.0	45.4	9,233.5	32,400.6	40.9
Trading of petrochemical products	—	21,690.7	24.6	—	26,544.0	27.8	—	23,697.3	29.9
Other segments	—	786.7	0.9	—	781.4	0.8	—	826.5	1.1

Total	13,958.6	88,055.7	100.0	13,416.3	95,613.5	100.0	12,607.0	79,218.3	100.0

Report of the Directors (continued)

The following table sets forth a summary of the Group’s consolidated income statement for the years indicated (prepared under IFRS):

	For the years ended 31 December
	2019		2018		2017
	RMB million	% of net sales	RMB million	% of net sales	RMB million	% of net sales
Synthetic fibres
Net sales	2,158.9	2.5	2,182.4	2.3	2,005.3	2.5
Cost of sales and operating expenses	(2,699.2)	(3.1)	(2,755.9)	(2.9)	(2,480.6)	(3.1)

Segment loss from operations	(540.3)	(0.6)	(573.5)	(0.6)	(475.3)	(0.6)

Resins and plastics
Net sales	9,979.9	11.3	10,542.1	11.0	10,218.4	12.9
Cost of sales and expenses	(9,578.5)	(10.9)	(9,641.7)	(10.1)	(8,862.5)	(11.2)

Segment profit from operations	401.4	0.4	900.4	0.9	1,355.9	1.7

Intermediate petrochemical products
Net sales	10,313.6	11.7	12,160.6	12.7	10,070.2	12.7
Cost of sales and expenses	(9,899.6)	(11.2)	(10,225.7)	(10.7)	(7,864.1)	(9.9)

Segment profit from operations	414.0	0.5	1,934.9	2.0	2,206.1	2.8

Petroleum products
Net sales	43,125.9	49.0	43,403.0	45.4	32,400.6	40.9
Cost of sales and expenses	(42,420.4)	(48.2)	(40,493.0)	(42.4)	(29,280.6)	(37.0)

Segment profit from operations	705.5	0.8	2,910.0	3.0	3,120.0	3.9

Trading of petrochemical products
Net sales	21,690.7	24.6	26,544.0	27.8	23,697.3	29.9
Cost of sales and expenses	(21,637.5)	(24.5)	(26,439.1)	(27.7)	(23,636.7)	(29.8)

Segment profit from operations	53.2	0.1	104.9	0.1	60.6	0.1

Other segments
Net sales	786.7	0.9	781.4	0.8	826.5	1.1
Cost of sales and expenses	(500.0)	(0.6)	(473.0)	(0.5)	(691.9)	(0.9)

	286.7	0.3	308.4	0.3	134.6	0.2

Report of the Directors (continued)

	For the years ended 31 December
	2019		2018		2017
	RMB million	% of net sales	RMB million	% of net sales	RMB million	% of net sales
Total
Net sales	88,055.7	100.0	95,613.5	100.0	79,218.3	100.0
Cost of sales and expenses	(86,735.2)	(98.5)	(90,028.4)	(94.2)	(72,816.4)	(91.9)

Operating profit	1,320.5	1.5	5,585.1	5.8	6,401.9	8.1

Net finance income	363.0	0.4	337.4	0.4	207.3	0.3
Investment income	—	—	—	—	—	—
Share of profit of associates and joint ventures	972.6	1.1	885.6	0.9	1,243.7	1.6

Profit before income tax	2,656.1	3.0	6,808.1	7.1	7,852.9	10.0
Income tax	(429.0)	(0.5)	(1,471.9)	(1.5)	(1,698.7)	(2.2)

Profit for the year	2,227.1	2.5	5,336.2	5.6	6,154.2	7.8

Attributable to:
Shareholders of the Company	2,215.7	2.5	5,336.3	5.6	6,143.2	7.8
Non-controlling interests	11.4	0.0	(0.1)	0.0	11.0	0.0

Profit for the year	2,227.1	2.5	5,336.2	5.6	6,154.2	7.8

Report of the Directors (continued)

3.2	Comparison and analysis

Comparison between the year ended 31 December 2019 and the year ended 31 December 2018 is as follows:

3.2.A	Operating results

(1)	Net sales

In 2019, net sales of the Group amounted to RMB88,055.7 million, a decrease of 7.90% from the previous year’s RMB95,613.5 million. As of 31 December 2019, the weighted average prices (excluding tax) of synthetic fibers, resins and plastics, intermediate petrochemical products and petroleum products of the Group decreased by 13.24%, 11.48%, 17.48% and 4.28% year-on-year respectively.

(i)	Synthetic fibres

In 2019, the Group’s net sales of synthetic fiber products amounted to RMB2,158.9 million, a decrease of 1.08% from the previous year’s RMB2,182.4 million, which was mainly due to the downturn in the downstream market this year. The general decline in the sales price of synthetic fiber products led to the sales decline during the reporting period. Sales volume of synthetic fibers increased by 14.02% year-on-year, while the weighted average sales price decreased by 13.24%. Meanwhile, the weighted average sales price of acrylic fibers, the main product of the synthetic fibers segment, decreased by 14.44% year-on-year, and the weighted average sales price of polyester fibers decreased by 14.13% year-on-year. Net sales of acrylic fibers, polyester fibers and other products accounted for 84.83%, 9.03% and 6.14% of the total sales of synthetic fibers segment respectively.

Net sales of synthetic fibers accounted for 2.50% of the Group’s net sales in the current year, a decrease of 0.2 percentage points from the previous year.

Report of the Directors (continued)

(ii)	Resins and plastics

In 2019, the Group’s net sales of resins and plastics products amounted to RMB9,979.9 million, a decrease of 5.33% from the previous year’s RMB10,542.1 million, which was mainly due to the downturn in the downstream market this year. The general decline in the sales price of resins and plastics products led to the sales decline during the reporting period. The weighted average sales price of resins and plastics decreased by 11.48%, while the sales volume of resins and plastics products increased by 6.94% year-on-year. Meanwhile, the weighted average sales price of polyethylene and polypropylene decreased by 17.94% and 4.08%, and the weighted polyester chips decreased by 15.91% year-on-year. The sales of polyethylene, polypropylene, polyester chips and other products accounted for 31.92%, 36.21%, 17.55% and 14.32% of the total sales of resins and plastics segment respectively.

The net sales of resins and plastics accounted for 11.30% of the Group’s net sales in the current year, a decrease of 0.3 percentage points from the previous year.

(iii)	Intermediate petrochemical products

In 2019, the Group’s net sales of intermediate petrochemical products amounted to RMB10,313.6 million, a decrease of 15.19% from the previous year’s RMB12,160.6 million. The decline in raw material costs this year has driven down the unit price of intermediate petrochemical products. The weighted average sales price of intermediate petrochemical products decreased by 17.48% year-on-year, and its sales volume increased by 2.78% year-on-year. The sales of p-xylene, ethylene oxide, pure benzene, ethylene glycol and other products accounted for 27.26%, 16.97%, 13.72%, 7.40% and 34.67% of the total sales of intermediate petrochemical products respectively.

The net sales of intermediate petrochemical products accounted for 11.70% of the Group’s net sales in the current year, a decrease of 1.01 percentage points from the previous year.

Report of the Directors (continued)

(iv)	Petroleum products

In 2019, the Group’s net sales of petroleum products amounted to RMB43,125.9 million, a decrease of 0.64% from the previous year’s RMB43,403 million, representing a slight change. The weighted average sales price of major products decreased by 4.28% year-on-year, and sales volume increased by 3.80%.

The net sales of petroleum products accounted for 49.00% of the Group’s net sales in the current year, an increase of 3.6 percentage points from the previous year.

(v)	Trading of petrochemical products

In 2019, the Group’s net sales of trading of petrochemical products amounted to RMB21,690.7 million, a decrease of 18.28% from the previous year’s RMB26,544 million. Mainly due to the decrease in customer purchase demand of the subsidiary Jinshan Trading Corporation, the sales of this year decreased by RMB4,513 million.

The net sales of petrochemical products accounted for 24.60% of the Group’s net sales in the current year, a decrease of 3.2 percentage points from the previous year.

(vi)	Others

In 2019, the Group’s net sales of other products amounted to RMB786.7 million, an increase of 0.68% from the previous year’s RMB781.4 million.

The net sales of other products accounted for 0.90% of the Group’s net sales in the current year, an increase of 0.1 percentage points from the previous year.

Report of the Directors (continued)

(2)	Cost of sales and operating expenses

Cost of sales and expense consist of cost of sales, sales and management expenses, other operating expenses and other operating income, etc.

In 2019, the Group’s cost of sales and expenses amounted to RMB86,735.2 million, a decrease of 3.66% from RMB90,028.4 million in 2018. Cost of sales and expenses of synthetic fibers, resins and plastics, intermediate petrochemical products, petroleum products, petrochemical products and other products amounted to RMB2,699.2 million, RMB9,578.5 million, RMB9,899.6 million, RMB42,420.4 million, RMB21,637.5 million and RMB500 million respectively. Meanwhile, cost of sales and expenses of synthetic fibers and petroleum products increased by 4.48% and 4.76% year-on-year respectively, while cost of sales and expenses of resins and plastics, intermediate petrochemical products, petrochemical products and other products decreased by 0.66%, 3.19%, 18.16% and 22.54% year-on-year respectively.

Compared with the last year, the cost of sales and expenses of the petrochemical products decreased this year, which was mainly due to the decrease in sales of the subsidiary Jinshan Trading Corporation and thus the decrease in corresponding costs.

•	Cost of sales

In 2019, the Group’s cost of sales amounted to RMB86,468.0 million, a decrease of 3.75% from previous year’s RMB89,839.0 million. Cost of sales accounted for 98.02% of the net sales this year.

•	Selling and administrative expenses

In 2019, the Group’s sales and management expenses amounted to RMB549.9 million, an increase of 2.57% from the previous year’s RMB536.1 million, which was mainly due to the increase in transportation fee by RMB13.5 million.

•	Other operating income

In 2019, the Group’s revenue of other businesses amounted to RMB150.7 million, a decrease of 25.62% from previous year’s RMB202.6 million. This was mainly due to the decrease of RMB22.1 million in tax refunds and RMB12.9 million in subsidies of R&D projects, leading to a reduction in the revenue of other businesses.

Report of the Directors (continued)

•	Other operating expenses

In 2019, the Group’s other business expenses amounted to RMB21.9 million, a decrease of 32.62% from previous year’s RMB32.5 million. This was mainly due to the decrease of RMB10.9 million in compromise and compensation expenses this year, leading to a reduction in expenses of other businesses.

(3)	Profit from operations

In 2019, the Group’s operating profit amounted to RMB1,320.6 million, a decrease of RMB4,264.5 million from the operating profit of RMB5,585.1 million in the previous year. The sharp decrease was mainly due to impacts of the increase in crude oil prices and the production cycle in 2019. Affected by the overall economic environment and the demands of downstream manufacturers, the price of the Company’s products fell sharply, while the Company’s raw material purchase prices and processing costs fell less, resulting in a significant reduction in profits.

(i)	Synthetic fibres

In 2019, the operating loss of synthetic fibers amounted to RMB540.3 million, a decrease of RMB33.2 million from the operating loss of RMB573.5 million in the previous year. The overall poor performance of the textile industry, the downstream market of synthetic fibers segment, together with the impact of the external trade situation resulted in weak market demand and an increase in losses in the synthetic fibers sector during the Reporting Period.

(ii)	Resins and plastics

In 2019, the operating profit of resins and plastics amounted to RMB401.5 million, a decrease of RMB499.0 million from the operating profit of RMB900.4 million in the previous year. The decrease was mainly due to the increase in the cost of raw materials and the market downturn, which led to a significant decline in sales prices.

Report of the Directors (continued)

(iii)	Intermediate petrochemical products

In 2019, the operating profit of intermediate petrochemical products amounted to RMB413.9 million, a decrease of RMB1,521.0 million from the operating profit of RMB1,934.9 million in the previous year. The decrease in gross profit of chemical products was due to the increase in the cost of crude oil, which made the average unit cost of intermediate petrochemical products rise more, and the sales affected by the needs of downstream manufacturers and the overall economic environment, hence the gross profit dropped significantly.

(iv)	Petroleum products

In 2019, the operating profit of petroleum products amounted to RMB705.5 million, a decrease of RMB2,204.5 million from the operating profit of RMB2,910.0 million in the previous year. The decrease was mainly due to the increase of RMB1,927.4 million in the cost and expenses of sales of petroleum products and the decrease of RMB277.1 million in net sales during the Reporting Period.

(v)	Trading of petrochemical products

In 2019, the operating profit of the trading of petrochemical products amounted to RMB53.2 million, a decrease of RMB51.7 million from the operating profit of RMB104.9 million in the previous year. The decrease was mainly due to the decrease of RMB4,853.3 million in net sales of the trading of petrochemical products and the decrease of RMB4,801.6 million in the cost and expenses of trading, which resulted in a year-on-year decrease in profits.

(vi)	Others

In 2019, the Group’s other operating profit amounted to RMB286.8 million, a decrease of RMB21.6 million from RMB308.4 million in the previous year, which was mainly due to the decrease in the amount of job provision subsidies issued this year and the increase in the amount of asset disposal income.

Report of the Directors (continued)

(4)	Net finance income

In 2019, the Group’s net financial income amounted to RMB363.0 million, a change of RMB25.6 million from the net financial income of RMB337.4 million in the previous year, which was mainly due to the sharp decline in the average balance of bank loans by Jinshan Associated Trading Corporation and Jinmao International, two subsidiaries of the Group, leading to a decrease of RMB52.4 million in interest expenses from RMB106.2 million in 2018 to RMB53.8 million in 2019.

(5)	Profit before taxation

In 2019, the Group’s profit before tax amounted to RMB2,656.1 million, a decrease of RMB4,152.0 million from the profit before tax of RMB6,808.1 million in the previous year.

(6)	Income tax

The income tax of the Group amounted to RMB429.0 million in 2019 and RMB1,471.9 million in 2018, which was mainly due to the decrease in the profit before tax of the Company, resulting in a decrease of the current income tax payable.

In accordance with The Enterprise Income Tax Law of the PRC (as amended) which became effective from 1 January 2008, the income tax rate applicable to the Group in 2019 is 25% (2018: 25%).

(7)	Profit for the year

In 2019, the Group’s profit after tax amounted to RMB2,227.1 million, a decrease of RMB3,109.1 million from the profit after tax of RMB5,336.2 million in the previous year.

Report of the Directors (continued)

3.2.B	Liquidity and capital sources

The Group’s primary sources of capital are operating cash inflows and loans from unaffiliated banks. The Group’s primary uses of capital are costs of goods sold, other operating expenses and capital expenditure.

(1)	Capital sources

(i)	Net cash flow generated from operating activities

In 2019, the Group’s net cash inflows generated from operating activities amounted to RMB5,057.8 million, a decrease of RMB1,601.6 million from the net cash inflows of RMB6,659.4 million in the previous year. During the Reporting Period, with profitability in operating, the Group’s cash inflows generated from operating activities in 2019 amounted to RMB5,655.7 million, a decrease of RMB2,845.8 million from the cash inflows generated from operating activities of RMB8,501.5 million. The income tax payable in 2019 amounted to RMB534.5 million, a decease of RMB1,271.9 million from the income tax payable of RMB1,806.4 million in the previous year.

(ii)	Borrowings

By the end of 2019, the Group’s total borrowings increased by RMB1,050.4 million to RMB1,547.6 million as compared to the same period of last year, mainly due to the increase of short-term borrowings by RMB1,050.4 million.

The Group managed to maintain its gearing ratio at a safe level by strengthening its management of liabilities (such as borrowings) and enhancing its control over financial risks. The Group generally does not experience any seasonality in borrowings. However, due to the fact that the Group’s capital expenditure is, by nature, planned in advance, long-term bank loans can be suitably arranged in advance of expenditures, while short-term borrowings are used to meet operational needs. The terms of the Group’s existing borrowings do not restrict its ability to distribute dividends for its shares.

(2)	Gearing ratio

As of 31 December 2019, the Group’s gearing ratio was 34.07% (2018: 31.37%). The ratio is calculated using this formula: total liabilities/total assets multiply by 100%.

Report of the Directors (continued)

3.2.C	Research and development, patents and licenses

The Group owns various technology development departments, including Petrochemical Research Institute, Plastic Research Institute, Polyester Research Institute, Acrylic Fiber Research Institute and Environmental Protection Research Institute, which are responsible for research and development of new technologies, products, processes, equipment and environmental protection. The Group’s research and development expenses for 2017, 2018 and 2019 amounted to RMB36.7 million, RMB37.3 million and RMB93.0 million, respectively. The increase was mainly due to the increase in research and development investment in projects related to the control of potential safety hazards.

The Group does not rely on any patents, licenses, industrial, commercial or financial contracts or new production processes in any material respect.

3.2.D	Off-Balance Sheet Arrangements

Please refer to note 33 to the financial statements prepared under IFRS in the full text of the 2019 annual report for details of the Group’s capital commitments. The Group did not provide any guarantee to external parties during the Reporting Period.

3.2.E	Contractual obligations

The following table sets forth the Group’s obligations to repay loan principal in future as at 31 December 2019:

	Payment due and payable by the following period as at 31 December 2019
	Total (RMB’000)	Within 1 year (RMB’000)	After 1 year but within 2 years (RMB’000)	After 2 years but within 5 years (RMB’000)	Over 5 years (RMB’000)
Contractual obligations
Short term borrowings	1,547,600	1,547,600	—	—	—
Long term borrowings	—	—	—	—	—

Total contractual obligations	1,547,600	1,547,600	—	—	—

Report of the Directors (continued)

3.2.F	Analysis of performance and results of in which the Company has controlling interests or investment interests during the Reporting Period

As at 31 December 2019, the Company had more than 50% equity interest in the following principal subsidiaries:

Company name	Place of registration	Principal activities	Place for principal activities	Type of legal person	Percentage of equity held by the Company (%)	Percentage of equity held by the Group (%)	Registered capital		Net profit/ (loss) for the year 2018 (RMB’000)
Shanghai Petrochemical Investment Development Company Limited (“Shanghai Investment Development”)	China	Investment management	China	Limited company	100.00	100.00	RMB	1,000,000	19,948
China Jinshan Associated Trading Corporation (Jinshan Associated Trading)	China	Import and export of petrochemical products and equipment	China	Limited company	67.33	67.33	RMB	25,000	27,675
Shanghai Jinchang Engineering Plastics Company Limited (“Shanghai Jinchang”)	China	Production of polypropylene compound products	China	Limited company	—	74.25	US$	9,154	-6,015
Shanghai Golden Phillips Petrochemical Company Limited (“Shanghai Golden Phillips”)	China	Production of polypropylene products	China	Limited company	—	100.00	US$	50,000	70,662
Shanghai Jinmao International Trade Company Limited (“Jinmao International”)	China	Import and export of petrochemical products and equipment	China	Limited company	—	67.33	RMB	100,000	27,073

Note: None of the subsidiaries have issued any debt securities.

The Group’s equity interests in its associates comprised an equity interest of 38.26%, amounting to RMB1,917.2 million, in Shanghai Chemical Industry Park Development Co., Ltd. (“Chemical Industry Park”), a company incorporated in the PRC; and an equity interest of 20%, amounting to RMB2,724.4 million, in Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”), a company incorporated in the PRC. The principal business of Shanghai Chemical Industry Park Development Co., Ltd. includes planning, developing and operating the Chemical Industry Park in Shanghai, while the principal business of Shanghai SECCO is the production and distribution of petrochemicals.

Report of the Directors (continued)

(1)	Explanation of profits of major controlling companies and investing companies affecting more than 10% of the net profit of the Group

In 2019, Shanghai SECCO recorded a revenue of RMB28,341.0 million, and its profit after tax reached RMB3,338.6 million, among which RMB676.7 million was attributed to the Company.

In 2019, the Chemical Industrial Park recorded a revenue of RMB1,936.5 million and its profit after tax reached RMB583.4 million, among which RMB223.2 million was attributed to the Company.

(2)	Analysis of operational performance of major controlling companies and investing companies with a 30% or more year-on-year change

(a)

In 2019, net profit of Shanghai Investment Development amounted to RMB19.9 million, and operating performance decreased by RMB22.4 million from the previous year’s RMB42.3 million, mainly because of the operating underperformance in 2019, resulting in a decrease of RMB15.5 million in return on investment and a decline of operational performance.

(b)

In 2019, net income of Jinshan Associated Trading amounted to RMB27.7 million, and operating performance increased by RMB22.6 million compared with the previous year, mainly because of the steady changes in the exchange rate of the US dollar in 2019 and the relatively stable price of chemical products. Gross profit margin of Jinshan Associated Trading was relatively stable throughout the year, and its operating performance returned to normal level. In addition, Jinshan Associated Trading vigorously reduced costs and fees this year, with net income amounting to RMB44 million.

(c)

In 2019, net loss of Shanghai Jinchang amounted to RMB6 million, and operating performance decreased by RMB6.1 million, mainly because of the increasing price of polypropylene of Shanghai Jinchang and the sluggish downstream industry, resulting in a remarkable decrease in operational performance in 2019.

(d)

In 2019, net profit of Shanghai Golden Phillips amounted to RMB70.7 million, up by RMB64.9 million from the previous year’s RMB5.8 million, mainly because of the revenue increase of 9.45% year-on-year, and the decrease of average purchasing price of raw materials, which resulted in a significant increase in net profit when the annual cost only increased by 0.94%.

Report of the Directors (continued)

3.2.G	Major suppliers and customers

The Group’s top five suppliers in 2019 were China International United Petroleum & Chemical Co., Ltd., Materials and Equipment Department of China Petroleum and Chemical Corporation, Shengyuan Ji (Jiangsu) Industrial Co., Ltd., Shanghai Gas Co., Ltd. and Shanghai International Holding Co. Total procurement costs involving these five suppliers, which amounted to RMB49,147.6 million, accounted for 51.59% of the total procurement costs of the Group for the year. The procurement from the largest supplier amounted to RMB43,887 million, representing 46.07% of the total costs of purchases by the Group for the year.

The Group’s top five customers in 2019 were East China Branch of Sinopec Sales Company Limited, Jiaxing Petrochemical Co., Ltd., Hengli Petrochemical (Dalian) Co., Ltd., Macau New Solar Co., Ltd., and Zhongtuo (Fujian) Industry Limited. Total sales to these five customers amounted to RMB48,734.6 million, representing 48.57% of the Group’s total turnover for the year. Sales to the Group’s largest customer amounted to RMB42,658 million, representing 42.51% of the Group’s total turnover for the year.

To the knowledge of the Board, among the suppliers and customers listed above, none of the Directors or shareholders of the Company (and their respective close associates) had any interests in Shengyuan Ji (Jiangsu) Industrial Co., Ltd., Shanghai Gas Co., Ltd., Shanghai International Holding Co, Jiaxing Petrochemical Co., Ltd., Hengli Petrochemical (Dalian) Co., Ltd., Macau New Solar Co., Ltd., and Zhongtuo (Fujian) Industry Co., Ltd. China International United Petroleum & Chemical Co. Ltd., Materials and Equipment Department of China Petroleum and Chemical Corporation, and East China Branch of Sinopec Sales Company Limited are subsidiaries of Sinopec Corp., the controlling shareholder of the Company.

Report of the Directors (continued)

(II)	The Principal Operations of the Company during the Reporting Period

Discussion and analysis of the Company’s operation (Prepared under CAS)

1.	Analysis of the Company’s major businesses

1.1	Analysis of changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement

			Unit: RMB’000
Item	Amount for the year ended 31 December 2019	Amount for the year ended 31 December 2018	Increase/decrease (%)
Revenue	100,346,048	107,764,908	-6.88
Cost of sales	83,781,040	87,029,575	-3.73
Selling and distribution expenses	532,455	536,914	-0.83
General and administrative expenses	2,500,287	2,616,798	-4.45
Financial expenses (“-” for financial income)	-348,181	-293,429	18.66
Research and Development Expenditure	92,964	37,261	149.49
Net cash inflow generated from operating activities (“-” for net outflow)	5,121,209	6,695,099	Inflow decreased by 23.51%
Net cash inflow used in investing activities (“-” for net outflow)	-4,623,209	-1,928,369	Outflow increased by 139.75%
Net cash inflow used in financing activities (“-” for net outflow)	-1,800,792	-3,542,874	Outflow decreased by 49.17%

Report of the Directors (continued)

Analysis of major changes in the Consolidated Income Statement

	For the years ended 31 December		Increase/ decrease	Increase/ decrease	Unit: RMB’000
Item	2019	2018	amount	(%)	Major reason for change
Financial expenses-net (“-” for income)	-348,181	-293,429	-54,752	18.66	Gain from exchange increased this year.
Investment income	953,661	878,213	75,448	8.59	Associated company Secco and Chemical Industrial Park’s net profit for the period increased by RMB263 million, resulting in investment accounted under the equity method increasing
Operating profit	2,698,359	6,766,774	-4,068,415	-60.12	Affected by the overall
Total profit	2,654,116	6,748,976	-4,094,860	-60.67	economic environment
Net profit	2,225,153	5,277,073	-3,051,920	-57.83

    and the demands of downstream manufacturers, the price of the Company’s products fell sharply, while the Company’s raw material purchase prices and processing costs fell less, resulting in a significant reduction in profits.

Income tax expenses	428,963	1,471,903	-1,042,940	-70.86	The profit before tax decreased during the reporting period

Report of the Directors (continued)

Analysis of major changes in the Cash Flow Statement

	For the years ended 31 December		Increase/ decrease	Increase/ decrease	Unit: RMB’000
Item	2019	2018	amount	(%)	Major reason for change
Net cash inflow generated from operating activities (“-” for net outflow)	5,121,209	6,695,099	Inflow decreased by 1,573,890	Inflow decreased by 23.51%	The decline in the Company’s operating profit led to a decrease in net cash inflows.
Net cash inflow used in investing activities (“-” for net outflow)	-4,623,209	-1,928,369	Outflow increased by 2,694,840	Outflow increased by 139.75%

The Company’s total capital amount increased this year compared with the previous year, and the amount of structured deposits and fixed deposits increased, resulting in an increase in net cash outflows from investment activities.

Net cash inflow used in financing activities (“-” for net outflow)	-1,800,792	-3,542,874	Outflow decreased by 1,742,082	Outflow decreased by 49.17%

The amount of dividends distributed this year decreased by RMB541 million over the previous year, and the net growth of borrowings this year reached RMB1,050 million, resulting in a decrease in net cash outflows generated from financing activities.

Report of the Directors (continued)

1.2	Revenue

(1)	Analysis of factors causing the changes in revenue

The weighted average prices (exclude VAT) of the Group’s synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products reduced by 13.24%, 11.48%, 17.48% and 4.28% respectively, bringing a lower revenue in 2019 compared with the previous year.

(2)	Major customers

Please refer to 3.2.G for details of major customers of the Group.

1.3	Cost of sales

(1)	Analysis of cost of sales

In 2019, the Group’s costs of sales were RMB83,781 million, a decrease of 3.73% from the previous year’s RMB87,029.6 million, which was mainly due to the decrease in the price of the Group’s main raw materials.

The following table sets forth the details of the cost of sales of the Group during the Reporting Period:

	For the years ended 31 December
	2019		2018
	Amount (RMB million)	% of total cost of sales	Amount (RMB million)	% of total cost of sales	Increase/ decrease (%)
Cost of raw materials
Crude oil	47,077.7	56.20	46,168.7	53.05	1.97
Ancillary materials	10,024.3	11.96	10,420.5	11.97	-3.80
Depreciation and amortisation	1,413.3	1.69	1,465.6	1.68	-3.57
Staff costs	2,086.6	2.49	1,869.4	2.15	11.62
Costs of trade	21,566.4	25.74	26,370.0	30.30	-18.22
Others	1,612.7	1.92	735.4	0.85	119.30

Total	83,781.0	100.00	87,029.6	100.00	-3.73

Report of the Directors (continued)

(2)	Major suppliers

Please refer to 3.2.G for details of major suppliers of the Group.

1.4	Expenses

Please refer to “Analysis of changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement” set forth in the “Discussion and Analysis of the Company’s Operations” for details of the changes in expenses of the Group.

1.5	Research and development (“R&D”) expenditure

Unit: RMB’000
Expensed R&D expenditure during the Reporting Period	92,963.55
Capitalised R&D expenditure during the Reporting Period	—

Total R&D expenditure	92,963.55

% of R&D expenditure to revenue	0.093
Number of R&D personnel	160
% of number of R&D personnel to total number of staff	0.02
% of capitalised R&D expenditures	—

Please refer to 3.2.C for details of R&D, patents and licences of the Group.

1.6	Cash Flow

Please refer to “Analysis of Changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement” in this section for details of the changes in cash flow statement.

Report of the Directors (continued)

2.	Analysis of business operations by industry, product or geographical location segment

2.1	Principal operations by industry or product

						Unit: RMB’000
By industry	Revenue	Cost of sales	Gross profit/ (loss) margin (%)	Increase/ decrease of revenue as compared to the previous year	Increase/ decrease of cost of sales as compared to the previous year	Change of gross profit margin as compared to the previous year (percentage point)
Synthetic fibres	2,200,229	2,486,042	-12.99	-1.14%	-1.37%	Increased by 0.27 percentage points
Resins and plastics	10,163,711	8,790,918	13.51	-5.28%	-0.95%	Decreased by 3.78 percentage points
Intermediate petrochemical products	10,511,143	9,095,702	13.47	-15.25%	-2.49%	Decreased by 11.33 percentage points
Petroleum products (Note)	54,886,705	41,156,331	25.02	-0.16%	4.93%	Decreased by 3.63 percentage points
Trading of petrochemical products	21,706,014	21,566,364	0.64	-18.28%	-18.29%	Increased by 0.01 percentage points
Others	429,292	370,132	13.78	-1.75%	2.31%	Decreased by 3.42 percentage points

Note:

Gross profit margin is calculated according to the price of petroleum products, which includes consumption tax. Gross profit margin of petroleum products after deducting consumption tax amounted to 5.47%.

2.2	Revenue by geographical location

		Unit: RMB’000
Geographical location	Revenue	Increase/decrease of revenue compared with the previous year (%)
Eastern China	78,623,268	-7.22
Other regions in China	3,375,019	-12.89
Exports	18,347,761	-4.18

Report of the Directors (continued)

3.	Analysis of assets and liabilities

						Unit: RMB’000
	As at 31 December 2019		As at 31 December 2018		Change of amount on 31 December 2019 compared to
		% of total		% of total	31 December
Item	Amount	assets	Amount	assets	2018 (%)	Major reason of the change
Inventories	6,754,434	14.80	8,120,875	18.23	-16.83	During the year, the Company strengthened its inventory control and achieved effective results in reducing inventory funds. The average inventory balance for the whole year decreased significantly.
Short-term borrowings	1,547,600	3.39	497,249	1.12	211.23	The Company’s new borrowings with lower financing costs were used to support daily operating funds.
Other non-current assets	3,511,234	7.69	—	—	100.00	The non-current assets added during the period was the three-year time deposits purchased by the Company.

Report of the Directors (continued)

4.	Others

(1)	Directors, Supervisors, senior management and employees

Please refer to the Chapter 5 “Directors, Supervisors, Senior Management and Employees” in this annual report.

(2)	Purchase, sale and investment

Save as disclosed in this annual report, there was no material purchase or sale of the Group’s subsidiaries, associates or joint ventures or any other material investments in 2019.

(3)	Pledge of assets

As at 31 December 2019, no fixed assets were pledged by the Group (31 December 2018: Nil).

(4)	Material events after the Reporting Period

Please refer to Chapter 3 “Report of the Directors” for the disclosure of the impact brought by COVID-19. Apart from the above disclosure, the Board of directors is not aware of any material events affecting the Group since the end of the Reporting Period.

5.	Financial assets and financial liabilities held in foreign currencies

As	at 31 December 2019, bank deposits denominated in foreign currencies held by the Group are equivalent to RMB336,078,000.

Report of the Directors (continued)

6.	Investment of the Company

6.1	Entrusted wealth management and entrusted loans

(1)	Entrusted wealth management

The Company did not engage in any entrusted wealth management during the Reporting Period.

(2)	Entrusted loans

The Company did not engage in any Entrusted loans during the Reporting Period.

6.2	Analysis of the companies in which the Company has controlling interests or investment interests

Please refer to 3.2.F “Analysis of performance and results of major companies in which the Company has controlling interests or investment interests during the Reporting Period” contained in section II “Management Discussion and Analysis” of this chapter for details on the analysis of the major companies in which the Company has controlling interests or investment interests.

Report of the Directors (continued)

6.3	Non-fundraising projects

In 2019, the capital expenditures of the Group amounted to RMB1,820 million, representing a increase of 80.02% as compared with RMB1,011 million in 2018. Major projects include the following:

Major Project	Total amount of project investment RMB’ 00,000,000	Amount of project investment during the Reporting Period RMB’ 00,000,000	Project progress as at 31 December 2019
Oil cleaning project 400,000 tons/year clean gasoline components units	7.82	4.20	Under construction
Second stage of PAN (Polyacrylonitrile) based carbon fiber project with annual production of 1500 tons	3.23	2.10	Under construction
Function Reconstruction of Emergency Shut-off Valve in the Tank Area of the Storage and Transportation Department	0.77	0.54	Under construction
Separation of Waste and Clear Water Project in the Tank Area of Storage and Transportation Department	0.64	0.38	Under construction
Upgraded Factory Facilities Reconstruction of Bunker Fuel Oil	0.48	0.38	In Operation
Equity Investment in Power Distribution Companies	4.00	3.20	In Progress

Note:	In addition to the major capital expenditure items disclosed in the above table, the total capital expenditure of other projects of the company is RMB740 million.

The Group’s capital expenditures for 2020 are estimated at approximately RMB1,500 million.

Report of the Directors (continued)

(III)	Discussion and analysis on future development of the Company

1.	Industry competition and development trends

At present, the world economy is still undergoing in-depth adjustments in the wake of the international financial crisis and with the sudden outbreak of COVID-19 in multiple localities, it is expected that the global turmoil and risks will increase in 2020. Although the progress of trade negotiations between China and the United States has turned around, the global trade frictions have not been fundamentally improved. International direct investment remains sluggish, the room for global policy adjustment is limited, and the overall economic situation is still not optimistic.

China’s economy is facing an interlacing of increasing unstable and uncertain factors in the external environment as well as internal structural, institutional, and cyclical issues. There are still many risks and challenges faced by the economic operation and rising downward pressure on the economy. However, the basic trend of China’s economy maintaining a steady and long-term growth remains unchanged. China will continue to implement proactive fiscal policy and prudent monetary policy, further deepen the reform of economic system and promote high-quality development; therefore, it is estimated that China’s economic operation will be kept within a reasonable range.

In 2020, the world oil market witnesses more uncertainties. The easing trade tension and more proactive fiscal policies and loose monetary policies adopted by countries will bring a boost to oil demand to some extent. In terms of supply, the non-OPEC oil supply increment will still exceed the demand increment. In general, the fundamentals of the world oil market still face excessive pressure: geopolitical events may increase the volatility of oil prices; the impact of the US dollar on oil prices may continue to decline; and factors such as the Sino-US trade relations, Brexit and the US general election may also materially bear on the trend of oil prices. The outbreak of COVID-19 at the beginning of the year and the sudden increase in crude oil production by Saudi Arabia has greatly affected oil prices. It is expected that the overall international crude oil prices will face greater downward pressure in 2020.

The domestic petrochemical industry is facing the challenge of a downturn cycle. In 2020, a number of large projects integrating refinery and petrochemical capacity will enter the production capacity launch period, directly affecting the market pattern and product prices. The more stringent national requirements for the safety and environmental protection of the petrochemical industry, the establishment of China Oil & Gas Piping Network Corporation, the full implementation of new regulations for low-sulfur marine fuel oil and other in-depth advancement of industry reforms will have a direct and long-term impact on the industry. The outbreak of COVID-19 at the beginning of the year weakened industry demand, and there may be recoverable growth after the epidemic, while the industry situation is expected to be more complicated throughout the year.

Report of the Directors (continued)

2.	Development strategies of the Company

The Company aims to build itself into a “leading domestically, first-class globally” energy and chemical and new material enterprise. In accordance with the current situation and development trend of the world petrochemical industry, as well as the development trend of the domestic oil and petrochemical products market, especially in East China, the Company sets its development strategy as: to take into account both low cost and differentiation and to focus on both scale and refinement to realize low cost and large scale of the upstream and high added value and refinement of the downstream. The Company will give full play to its advantages of wide product chain, diversified products and close monitoring of the market to enhance competitiveness. Under the guidance of the development strategy, the Company further integrates the existing three processing chains of oil refining, olefin and aromatics with the development idea of “One Leader, One Core and One Base”, enterprise resource optimization and development plan in Shanghai. The Company also innovates the new development mode integrated refinery and petrochemical capacity with the concept of molecular refining and petrochemicals, further advances industrial integration, selectively develops the downstream petrochemical product chain with cost and logistics advantages as well as market support, and builds a green energy, fine petrochemical, and high-end materials industrial base with world-scale and first-class competitiveness on the northern shore of Hangzhou Bay, forming an unparalleled industrial complex with a stable profit model.

3.	Business plans

In 2020, the Group will continue to adhere to the market-oriented and efficiency-centered strategy, constantly improve the level of safety and environmental protection, further strengthen system optimization and cost reduction and promote industrial restructuring, reform and innovation as well as the establishment of leader teams to strive to overcome the impact caused by COVID-19, weather the global economic downturn, ease the pressure of the sharp decline of crude oil prices on the Company’s short-term performance, and maintain stable production and operation.

In 2020, the Company plans to process a total of 15.30 million tons of crude oil and produce a total of 9.27 million tons of refined oil, 0.82 million tons of ethylene, 0.66 million tons of paraxylene, 0.92 million tons of plastic resin, 0.65 million tons of raw materials of synthetic fibers, 0.44 million tons of synthetic fiber polymers and 0.20 million tons of synthetic fibers.

In order to realize the operation goal of 2020, the Group will conscientiously do the following work:

Report of the Directors (continued)

(1)	Improve the level of safety and environmental protection

The Group will promote the effective operation of HSSE management system and fully implement the responsibilities of a HSSE management entity; strengthen learning to promote employees to consciously develop habits of safety and environmental protection, establish a sound linking mechanism of employees’ production safety behaviors and assessment and incentives, and form the long-term and effective HSSE management culture. In order to promote centralized management of safe production, the Group will fully promote process safety management, strengthen the management of contractor and direct operation, and formally establish the ledger of dangerous chemicals (major hazard sources). Furthermore, the Group will continuously strengthen management of of environmental protection facilities to achieve consistent compliance and operation, and promote programs such as LDAR Full Coverage and “10,000 Employees Checking Odor” to ensure a declining concentration of VOCs at the plant boundary. The Group will strengthen carbon emission management, continue to promote energy efficiency and energy conservation to continuously reduce energy and resource consumption.

(2)	Keep smooth operation of production devices

Based on the reinforcing of unplanned halt control, the Group will strictly control “three minors”, namely, minor fluctuation, minor anomaly and minor deviation, and resolutely guard against “three unplanneds”, namely, unplanned halt, unplanned shutdown and unplanned closedown in an attempt to improve the level of stable operation. The Group will promote the construction of equipment integrity management system, strengthen preventive maintenance and overhaul, ensure the quality management system of the whole process, and focus on the device maintenance mainly for B series replacement of RDS device. Besides, the Group will reinforce alert management, change management, self-control rate management and intelligent inspection, organize labor competitions to improve the reliability of devices, and continuously improve the level of automation control and long-term operation of devices.

(3)	Improve system optimization and tap potential for cost reduction and efficiency improvement

The Group will reinforce the analysis of the crude oil market situation, and research and apply hedging tools to reduce crude oil costs. To improve the level of system optimization, the Group will deepen the concept of whole process optimization, promote the construction of crude oil online reconciliation system, and timely carry out the outsourcing of resources such as raw oil and MTBE. Meanwhile, the Group will further advance the implementation of a number of strategies including increasing the production of gasoline and aviation fuel, reducing the production of diesel and coke, ensuring profitability in petrochemical sector and expanding marine fuel oil. The Group will adhere to dynamic adjustment, strengthen the tracking of marginal contribution of chemical equipment in each product chain, and optimize product structure timely. Besides, the Group will attach great importance to mutual supply of raw materials with Shanghai Secco, actively strive for Sinopec’s internal

Report of the Directors (continued)

and social high-quality resources, to ensure the efficient high load operation of devices. In addition, the Group will strictly control inventory and reduce costs, adhere to the low inventory strategy, strengthen comprehensive dynamic management, purchase crude oil reasonably, so as to control crude oil inventory. Meanwhile, the Group will pay attention to material reserve management, optimize material reserve manner, ensure the inventory control management of raw material, intermediate material and finished products at a reasonable level. As a result, the inventory structure can be further optimized. Furthermore, the Group will vigorously promote the standardized material procurement, and improve procurement quality and efficiency, so as to control procurement costs. The Group will continue to focus on the evaluating of major costs and expenses and increase the budget and final account management of major costs such as inspection and maintenance, to achieve overall control of costs and expenses.

(4)	Accelerate the adjustment of industrial structure and make breakthrough in core technologies

The group will fully launch the establishment work of “14th Five-Year Plan”, actively promote refining clean-up transformation, the construction of 48K large tow carbon fiber, and the third loop of 220kv power supply engineering. The company will ensure the pre-commissioning and full production of the projects like the refining clean-up project and the 2nd phase of the carbon fiber project on time. Besides, the company will also establish new materials innovation research centers, promote the R&D of carbon fiber composite and industrial cultivation, accelerate the formation of industrial cluster advantages, and give great impetus to the domestication of key devices like oxidation furnaces and carbonization furnaces.

Report of the Directors (continued)

(5)	Further strengthen corporate management and advance the reform of management system

In accordance with the development needs of the industry, the Company will explore the development models of its four major sectors, namely, oil refining, petrochemical, new materials and capital operations, adjust and optimize capabilities and settings of functional departments, sort out problems and difficulties of the existing management process, and study methods for system improvement to promote management optimization. In addition, the Company will improve the performance evaluation system based on the balanced scorecard, highlighting value unleash, benefit orientation, innovation and vitality, and effectively transforming strategic goals into action goals. The Company will promote the strategy of “boosting enterprises through talents”, actively advance the establishment of competence system for management leaders and the implementation of fault tolerance and error correction systems, intensify the training and recruitment of medium- and high-level technical and skilled personnel, improve the cultivation and incentive mechanism of scientific and technological talents, and carry out and strengthen staff training to improve the comprehensive quality, operational skills and emergency response capabilities of skilled personnel in an all-round way.

4.	Risk exposure

(1)	The cyclical characteristics of the petroleum and petrochemicals market and price volatility in crude oil and petrochemical products may have an adverse impact on the Group’s operations

A large part of the Group’s revenue is derived from the sales of refined oil and petrochemical products. Historically, such products have been cyclical in nature and relatively sensitive to macroeconomic changes. Additionally, changes in regional and global economic conditions, productivity and output, prices and supply of raw materials, consumer demand and prices and supply of substitutes also have an effect. From time to time, these factors have a material impact on the prices of the Group’s products in regional and global markets. Given the reduction of tariffs and other import restrictions as well as the relaxation of control by the PRC government over the distribution and pricing of products, a substantial number of the Group’s products will increasingly be subject to the cyclical impact in the regional and global markets. In addition, the prices of crude oil and petrochemical products will remain volatile, and uncertain. Higher crude oil prices and lower petrochemical products prices are likely to have a negative impact on the Group’s business, operating results and financial condition.

Report of the Directors (continued)

(2)	The Group may be exposed to risks associated with the procurement of imported crude oil and may not be able to pass on all increased costs due to rising crude oil price

At present, the Group consumes a significant amount of crude oil for the production of petrochemical products. More than 95% of the crude oil consumption is imported. In recent years, crude oil prices have been subject to significant fluctuations due to a variety of factors, and the Group cannot rule out the possibility of any major unexpected event which may cause a suspension in crude oil supply. The Group has attempted to mitigate the effects of increased costs from rising crude oil prices by passing them on to the customers, but the ability to do so is limited because of market conditions and government control over the pricing of refined oil products. Since there is a time-lag between increases in crude oil prices and increases in petrochemical product prices, higher costs cannot be totally offset by raising the selling prices. In addition, the State also imposes control over the distribution of some petroleum products within China. For instance, some of the Group’s petroleum products are required to be sold to designated customers (such as subsidiaries of Sinopec Corp). Hence, when crude oil prices are high, the higher costs cannot be totally offset by raising the selling prices of the Group’s petroleum products.

(3)	Modest capital expenditures and financing requirements are required for the Group’s development plans, presenting a number of risks and uncertainties

The petrochemical industry is a capital-intensive industry. The Group’s ability to maintain and raise income, net income and cash flows is closely connected with ongoing capital expenditures. The Group’s capital expenditures are estimated to amount to approximately RMB1,500 million in 2020, which will be met by financing activities and by internal funding. The Group’s effective capital expenditures may vary significantly due to the Group’s ability to generate sufficient cash flows from operations, investments and other factors that are beyond control. Furthermore, there is no assurance as to the completion, cost or outcome of the Group’s fund-raising projects.

The Group’s ability to secure external financing in the future is subject to a number of uncertainties which include the Company’s operating results, financial conditions and cash flow in the future; China’s economic conditions and the market conditions for the Group’s products; financing costs and conditions of the financial market, and issuance of government approval documents, as well as other risks associated with the development of infrastructure projects in China and so forth. The Group’s failure to secure sufficient financing required for its operations or development plans may have a negative impact on the Group’s business, operating results and financial condition.

Report of the Directors (continued)

(4)	The Group’s business operations may be affected by existing or future environmental protection regulations

The Group is subject to a number of environmental protection laws and regulations in China. Waste products (waste water, waste gas and waste residue) are generated during the Group’s production operations. Currently the Group’s operations fully comply with all applicable Chinese environmental protection laws and regulations. However, the Chinese government may further enforce stricter environmental standards, and the Group cannot assure that the central or local governments will not issue more regulations or enforce stricter regulations which may cause the Group to incur additional expenses on environmental protection measures.

(5)	Changes in the monetary policy and fluctuations in the value of Renminbi may have an adverse impact on the Group’s business and operating results

The exchange rate of the Renminbi against the US Dollar and other foreign currencies may fluctuate and is subject to alterations due to changes on the Chinese political and economic situations. In July 2005, the PRC government overhauled its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar fluctuates daily. In addition, the Chinese government has been under international pressure to further ease its exchange rate policy, and may as a result further change its currency policy. A small portion of our cash and cash equivalents are denominated in foreign currencies, including the US dollar. Any increase in the value of Renminbi against other currencies, including the US dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. On the other hand, most of our revenue is denominated in Renminbi, but a major part of our procurement of crude oil, certain equipment and certain debt repayments are denominated in foreign currencies. Any devaluation of Renminbi in the future will increase our costs and jeopardize profitability. Any devaluation of Renminbi may also have an adverse impact on the value of dividends payable in foreign currencies by the Group for H shares and American Depository Securities.

Report of the Directors (continued)

(6)	Connected transactions may have an adverse impact on the Group’s business and economic efficiency

The Group will, from time to time, continue to conduct transactions with the Group’s controlling shareholder Sinopec Corp. and Sinopec Corp.’s controlling shareholder Sinopec Group as well as their connected parties (subsidiaries or associates). These connected transactions include the provision of the following services by such connected parties to the Group: raw materials purchases, agency sale of petrochemical products, construction, installation and engineering design services, petrochemicals industry insurance services and financial services, and the sale of petroleum and petrochemical products by the Group to Sinopec Corp. and its connected parties. These connected transactions and services conducted by the Group are carried out under normal commercial terms and in accordance with the relevant agreements. However, if Sinopec Corp. and Sinopec Group refuse to conduct such transactions or revise the agreements between the Group and itself in a manner unfavorable to the Group, the Group’s business and business efficiency will be adversely impacted. Furthermore, Sinopec Corp. has an interest in certain sectors that are directly or indirectly competing with or which may compete with the Group’s business. Since Sinopec Corp. is the controlling shareholder of the Group and its own interests may conflict with those of the Group, it may act for its own benefit regardless of the Group’s interests.

(7)	Risks associated with control by the majority shareholder

Sinopec Corp., the controlling shareholder of the Company, owns 5,460,000,000 shares of the Company, which represents 50.44% of the total number of shares of the Company and gives it an absolute controlling position. Sinopec Corp. may, by using its controlling position, exercise influence over the Group’s production operations, fund allocations, appointment or removal of senior staff and so forth, thereby adversely affecting the Group’s production operations as well as minority shareholders’ interests.

Report of the Directors (continued)

Section III Analysis of Operating Information in Chemical Industry

(I)	Basic information of the industry

1.	Industry policy and changes

In 2019, with the formation of large regulatory landscape of soil, water, solid waste and gas, various environmental protection policies have moved from era of beginning to era of comprehensive implementation, and various environmental protection indicators have gradually been refined, and environmental protection inspections have become more normalized. At the same time, the state’s market-oriented reform of the oil and gas industry has continued. By the end of the year, the entire industrial chain has been liberalized to social capital, providing new impetus for petrochemical industry adjustment and moving forward to large-scale, high-end development and opening up. However, the continuous development will also put competitive pressure on traditional petrochemical companies.

Report of the Directors (continued)

In terms of safety and environmental protection policies, on 19 January, the Ministry of Ecology and Environment issued Administrative Licensing on Canceling Construction Projects Environmental Impact Assessment and cancelled licensing items on construction projects environmental impact assessment. On 17 February, State Administration of Work Safety issued Regulation on Emergency Responses to Work Safety Accidents, which came into effect on 1 April. This Regulation clearly stipulates the responsibilities and necessary measures to be taken by local governments at all levels, Ministry of Emergency Management, accident units and their principals in emergency handling and rescue, as well as their corresponding legal liabilities. On 1 March, the Risk Criteria for Hazardous Chemicals Production Unit and Storage Installations, issued by State Administration for Market Regulation, came into effect. The Criteria specifies acceptable risk benchmark for personal and social risks in hazardous chemicals production units and storage installations, and the risk determination applicable to the location of hazardous chemicals production unit and storage installations and surrounding land use planning. On 1 March, the Identification of Major Hazard Installations, revised by the State Administration of Work Safety, came into effect. The basis of the Identification was changed from the original List of Dangerous Goods (GB12268) and Safety Rules for Classification, Precautionary Labelling and Precautionary Statements of Chemicals (GB20592-2006) to Regulations for Classification and Labelling of Chemicals, a series of national standards, such as GB30000.2, GB30000.5. On 29 May, Ministry of Ecology and Environment issued Standard for Fugitive Emission of Volatile Organic Compounds. The Standard specifies the requirements for fugitive emission control for storage of VOCs materials, the fugitive emission control requirements for VOCs material transfer and transportation, the fugitive emission control requirements for VOCs during the technological process, the VOCs leakage control requirements for equipment and pipeline components, fugitive emission control requirements for uncovered liquid surface VOCs, requirements for VOCs fugitive emission and exhaust gas collection and treatment system, and the pollution monitoring requirements for the company’s plant area and surrounding areas. On 11 July, State Administration of Work Safety revised Measures for the Administration of Contingency Plans for Work Safety Incidents, which came into effect on 1 September. The Measures adjusted preliminary plan assessment and filing of enterprises, added hazardous chemical transportation enterprises, and removed construction enterprises; added “hazardous chemical transportation enterprises” to the production-operation units, which should conduct emergency plan assessment every three years. If the production-operation units failed to file emergency plan in accordance with the provisions and failed to make corrections within the time limit after the time limit was ordered, the amount and scope of punishment will be increased and widened. Penalties can be imposed not only on production-operation units, but also on directly responsible supervisors and other directly responsible persons. On 27 August, Ministry of Public Health revised Occupational Exposure Limits for Hazardous Agents in the Workplace for Chemical Hazardous Agents, which came into effect on 1 April, 2020. Six normative references and nine concepts or definitions related to occupational exposure limits were added. The revision clearly listed the adverse health effects on which occupational exposure limits were formulated, and added the principles of occupational exposure limits for hazardous agents in the workplace and requirements for occupational exposure classification control, etc.

Report of the Directors (continued)

In terms of industrial policies, on 18 January, National Energy Administration issued Opinions on the Energy Industry’s Promotion of Legal Governance. According to the Opinions, by 2020, new breakthroughs should be made in in key energy legislation projects, and energy regulation system should be fundamentally established. By 2025, energy industry should be governed by law, and a system of energy laws and regulations has been formed to modernize the law-based governance system and governance capabilities. On 25 January, Ministry of Commerce issued “Ruling of the Final Review of the Anti-dumping Measures against Imports of Ethylene Glycol Monobutylether and Diethylene Glycol Monobutylether Originated in the United States and the EU (關於對原產於美國和歐盟的乙二醇和二甘醇的單丁醚反傾銷措施期終複審裁定的公告)”, deciding to continue to impose anti-dumping duties on imported ethylene glycol and diethylene glycol monobutyl ether originating in the United States and the European Union from 28 January. On 30 June, State Development & Reform Commission and Ministry of Commerce issued Catalogue of Industries for Encouraging Foreign Investment (2019 Version), which came into effect on 1 July. The Catalogue (2019 Version) covers the production of high-tech chemical fibers such as carbon fibers and HSHMPE, high-end Polyolefin such as mPE continuous copolymerization modification of differentiated and functional polyester (PET), production, storage, transportation, liquefaction of hydrogen fuel, and comprehensive utilization, treatment, and disposal of waste gas, waste liquid, waste residue, etc. On 30 June, State Development & Reform Commission and Ministry of Commerce issued Special Administrative Measures (Negative List) for the Access of Foreign Investment (2019), which came into effect on 30 July. The Measures eliminate the requirement that the exploration and development of oil and natural gas (excluding coalbed methane, oil shale, oil sands, shale gas, etc.) be limited to joint ventures and cooperation. On 27 August, General Office of the State Council issued Opinions on Accelerating the Development of Circulation Industry and Promoting Consumer Spending. The Opinions propose to cancel the approval of the wholesale storage of refined oil products, decentralize the retail qualification to prefecture-level cities, and use the collective land for gas stations that are under township level. On 6 November, State Development & Reform Commission issued Amending the Relevant Entries under the Catalogue for Guiding Industrial Restructuring (2019 version), which came into effect on 1 January, 2020. Within the petrochemical chemical industry, the development and application of high-standard oil production technology, coal to MPX, and the development and production of biopolymer materials are included in the encouraged category. Newly built atmospheric and vacuum below 10 million tons/year, catalytic cracking below 1.5 million tons/year, continuous reforming below 1 million tons/ year (including aromatics hydrocarbon extraction), and hydrocracking production units below 1.5 million tons/year are included in the restricted category. On 9 December, the long-awaited National Petroleum and Natural Gas Pipe Network Group Co., Ltd was officially listed. On 22 December, the Central Committee of the Communist Party of China and State Council issued Opinions on Creating a Better Development Environment and Supporting the Reform and Development of Private Enterprises. The Opinions propose to support private enterprises to participate in the fields of oil and gas exploration and production, refining and sales, and to build infrastructures for crude oil, natural gas, refined oil storage and transportation and pipeline transportation, and to support qualified enterprises to participate in crude oil imports and refined oil exports.

Report of the Directors (continued)

2.	Basic situation of major segments and the Company’s industry status

The 2019 Economic Operation Report of China Petroleum and Chemical Industry released by China Petroleum and Chemical Industry Federation showed that the development features of the petrochemical industry in China in 2019 could be summarized by “one stable, three ups and downs and four unseen in many years”, the details of which were as follows:

In 2019, China’s crude oil output increased by 0.8% year-on-year to 191 million tons, the first positive growth in the past four years; the total output of major chemicals increased by about 4.6% year-on-year.

The operating revenue increased, and the total profit decreased. In 2019, there were about 26,300 enterprises above designated size in the petroleum and chemical industry, with total assets of RMB13.4 trillion, an increase of 7.7%, and asset liability ratio of 55.9%, which was lower than the debt ratio of 56.56% in the national industry. The operating revenue of the entire petroleum and chemical industry reached RMB12.27 trillion, a year-on-year increase of 1.3%, the lowest in four years. The total profit amounted to RMB668.37 billion, a decrease of 14.9%, which was not seen in the past four years. The profit margin of operating revenue of the entire industry was 45%, down 1.04 percentage points year on year. Among all, the profit of refining industry decreased by

42.1%, the biggest drop in the past five years; the profit of chemical industry decreased by 13.9% (mainly concentrated in fertilizers and basic chemicals), the biggest drop in the past decade. The industry’s operating profit margin was 45%, a year-on-year decrease of 1.04 percentage points.

The main reasons for the decline of industry-wide revenues were the increase of operating costs and the decrease of product prices. In 2019, the industry-wide operating costs increased by 3.1%. Of the 84 organic chemicals monitored, only 14 rose in average prices throughout the year.

The volume of foreign trade increased, and the volume of import and export decreased. In 2019, the total imports and exports reached USD722.21 billion, down 2.8% year on year, the first negative growth in recent three years. Imports of crude oil, natural gas, organic chemicals, synthetic resins as well as exports of refined oil, fertilizers and polyesters all increased year on year, but the total annual import and export volume of decreased by 2.8%. Among them, the exports amounted to USD226.95 billion, down 1.8%; the imports amounted to USD495.26 billion, down 3.3%.

Report of the Directors (continued)

At present, severe overcapacity has become a prominent problem in the development of petroleum and chemical industry. In 2019, China’s refining capacity has exceeded 850 million tons/year, with a capacity utilization rate of about 76%, a relatively low level. In terms of market demand, there is still a shortage of ethylene and polyethylene in the domestic market, yet the global polyethylene market has been in the predicament of oversupply and will face greater excess pressure in 2020. According to statistics from the China Petroleum and Chemical Industry Federation, in 2019, the global ethylene production capacity will increase by 6.1 million tons; the polyethylene production capacity will increase by 6.95 million tons with an additional 8.34 million tons in 2020.

The Group is one of the major large-scale enterprises integrating refining and petrochemical capacity in China. As its production capacity of main products remained unchanged in recent years, while other domestic enterprises focused on expanding their capacity, the production of ethylene, paraxylene, glycol and other products of the Group accounted for significantly less market share domestically of similar products in 2019. In 2019, the output of the Group’s main products accounted for 2%-3% of the corresponding national output.

(II)	Products and production

1.	Main operating model

The Company’s main operating models are: crude oil procurement; processing and production of synthetic fibre, resin, plastic, intermediate petrochemical products and petroleum products; realizing profit through product sales.

2.	Main products

Product	Industry segment	Primary upstream raw material	Transport/storage method	Primary downstream application fields	Key price-influencing factors
Diesel	Petroleum products	Petroleum	Pipeline transportation and shipping/ storage tank	Transportation fuel, agricultural machinery fuel	International crude oil price, government control

Gasoline	Petroleum products	Petroleum	Pipeline transportation and shipping/ storage tank	Transportation fuel	International crude oil price, government control

Jet Fuel	Petroleum products	Petroleum	Pipeline transportation and shipping/ storage tank	Transportation fuel	International crude oil price, supply-demand balance

PX	Intermediate petrochemical products	Naphtha	Road transportation/ storage tank	Intermediate petrochemical products and polyester	Raw material price, supply-demand balance

Report of the Directors (continued)

Product	Industry segment	Primary upstream raw material	Transport/storage method	Primary downstream application fields	Key price-influencing factors
Benzene	Intermediate petrochemical products	Naphtha	Road transportation, shipping, rail transportation/ storage tank	Intermediate petrochemical products, styrene, plastic, explosive, dye, detergent, epoxy resin, chinlon	International crude oil price, market supply-demand condition

Ethylene Glycol	Intermediate petrochemical products	Naphtha	Road transportation/ storage tank	Fine Chemicals engineering	International crude oil price, market supply-demand condition

Ethylene Oxide	Intermediate petrochemical products	Naphtha	Road transportation, pipeline transportation/ storage tank	Chemical and medical industry intermediate products, including dyes, detergents and auxiliary	International crude oil price, market supply-demand condition

Ethylene	Intermediate petrochemical products	Naphtha	Road transportation, pipeline transportation, shipping/storage tank	PE, EG, PVC and other raw material for further processing of intermediate petrochemical products such as resins, plastics and synthetic fibres	International crude oil price, supply- demand balance

PE	Resins and plastics	Ethylene	Road transportation, shipping and rail transportation/ warehousing	Film, mulching film, cable insulation material and housewares, toys injection moulding products	Raw material price and market supply-demand condition

PP	Resins and plastics	Propylene	Road transportation, shipping and rail transportation/ warehousing	Film, mulching film, housewares, toys, household appliances and auto parts injection moulding products	Raw material price and market supply-demand condition

Polyester chips	Resins and plastics	PTA, EG	Road transportation, shipping and rail transportation/ warehousing	Polyester fibre or film, container	Raw material price and market supply-demand condition

Acrylics	Synthetic fibres	Acrylonitrile	Road transportation, shipping and rail transportation/ warehousing	Simple spinning or blend with other material for texture or acrylic top	Raw material price and market supply-demand condition

Polyester	Synthetic fibres	Polyester	Road transportation, shipping and rail transportation/ warehousing	Texture, apparel	Raw material price and market supply-demand condition

Report of the Directors (continued)

	Production			Sales
	2019	2018	Year-on-year	2019	2018	Year-on-year
Products	(10,000 tons)	(10,000 tons)	change	(10,000 tons)	(10,000 tons)	change
Diesel Note1	384.50	373.08	3.06%	384.14	372.70	3.07%
Gasoline	346.84	322.92	7.41%	345.31	325.67	6.03%
Jet Fuel Note1	187.86	146.82	27.95%	135.39	100.37	34.89%
Paraxylene	66.68	67.30	-0.92%	45.55	49.82	–8.57%
Benzene Note2	37.33	34.86	7.09%	32.98	31.02	6.32%
Ethylene Glycol	28.67	41.52	-30.95%	18.23	30.65	–40.52%
Ethylene Oxide	27.55	19.43	41.79%	26.69	18.48	44.43%
Ethylene Note2	84.13	77.78	8.16%	0.19	2.90	-93.45%
Polyethylene	53.73	41.79	28.57%	53.58	41.62	28.74%
Polypropylene	46.96	49.36	-4.86%	43.36	49.37	–12.17%
Polyester Pellet Note2	35.90	40.65	-11.69%	28.09	27.18	–3.35%
Acrylic	13.69	11.32	20.94%	13.70	11.33	20.92%
Polyester Staple	3.94	4.77	-17.40%	3.94	4.16	–5.29%

Note 1: Sales volume does not include the processing business.

Note 2: The difference between production and sales is internal sales.

The above-mentioned sales volume does not include the trading of petrochemical products of the Group.

3.	R&D and Innovation

Please refer to 3.2.C of the section Management Discussion and Analysis in this chapter for details of the R&D and innovation of the Group.

4.	Production techniques and processes

The key component of the vertically integrated production facility of the Company is the ethylene facility producing ethylene and propylene and aromatics facility mainly producing paraxylene and benzene. Ethylene is the main raw material for the production of polyethylene and ethylene glycol, while ethylene glycol and PTA polymerization produces polyester. Propylene is the main raw material for the production of acrylics and polypropylene. The above-mentioned products all use crude oil as raw material and are processed through a series of petrochemical facilities. The chart below illustrates in brief the production processes of the Company.

Report of the Directors (continued)

Report of the Directors (continued)

5.	Capacity and operation status

Key production facilities (number of sets)	Designed capacity (tons)	Capacity Utilization (%)
Crude oil distillation facility (2)	14,000,000	99.15
Hydrocracking facility (2)	3,000,000	90.18
Ethylene facility	700,000	109.76
* Aromatics facility (2)	835,000	98.91
PTA facility	400,000	81.40
Ethylene oxide/Ethylene glycol facility (2)	525,000	91.04
Catalytic cracking	3,500,000	102.32
Delayed coking (2)	2,200,000	87.94
** Diesel hydrogenation (2)	3,850,000	96.20
** Acrylonitrile facility	650,000	101.37
C-5 Separation (2)	205,000	137.85
*** Polyester facility (3)	550,000	88.11
**** Polyester staple fibre facility (2)	158,000	88.39
Polyester filament facility	21,000	82.47
Acrylics staple fibre facility (3)	141,000	113.58
Polyethylene facility (3)	408,000	97.80
Polypropylene facility (3)	400,000	98.48
Vinyl acetate facility	86,000	93.54

*	No. 1 PX facility (235,000 tons/year) was suspended for the whole year.
**	No. 2 Diesel hydrogenation facility (1,200,000 tons/year) was revamped into acrylonitrile facility by the end of 2016. Annual production is 650,000 tons/year.
***	No. 3 polyester fibre facility (100,000 tons/year) was discontinued on 1 September 2013.
****	No. 1 Polyester staple fibre facility (4,000 tons/year) was suspended for the whole year.

For capital expenditure items, please refer to “Non-fundraising projects” in the section headed “Discussion and analysis of the Company’s operations” in Section II Management Discussion and Analysis of this chapter.

Report of the Directors (continued)

(III)	Raw material procurement

1.	Basic information of major raw materials

The major raw material of the Company is crude oil, hence the fluctuations of crude oil prices substantially affect the Company’s results. The Company purchases most of its crude oil from international markets through agents.

Please refer to “Review of the Company’s operations during the Reporting Period” in Section II Management Discussion and Analysis of this chapter for details of the crude oil procurement of the Company in 2019.

(IV)	Sales of products

1.	Sales model

The Company’s sales models are mainly direct sales and agency sales. The products are mostly sold to large trading companies and industrial users, including Sinopec Group and its designated clients. The Company has established long-term relationships with these clients.

2.	Pricing strategy and change in prices of major products

Most of the products of the Company are sold at market price. However, sales of the Company’s major petroleum products (gasoline, diesel and jet fuel) are also subject to different extent of government pricing (guided-price).

The prices of products of the Company that are not subject to price control are fixed with reference to the market price in the main chemical products market of Shanghai and other places in China. The Company keeps monitoring major international commodity markets, especially the price trend in Southeast Asian markets. In most cases, the Company revises product prices monthly while more frequent price revisions will be made during periods of intense price fluctuations.

3.	Basic information of main businesses of the Company by industry segment

Please refer to “Comparison and analysis of results of the Company’s operations” in Section II Management Discussion and Analysis of this chapter for basic information of main business of the Group by industry segment.

Report of the Directors (continued)

4.	Basic information of main businesses of the Company by sales channel

		Unit: RMB’000
Sales Channel	Revenue	Year-on-year increase/ decrease in revenue (%)
Direct sales	52,640,259	1.06
Agency sales	24,547,450	-9.39

5.	Basic information of joint products, side products, semi-finished products, waste, residual heat utilization products during the production process of the Company

The Company owns a power plant which provides power and steam resources mainly to the Company while the surplus is sold to external parties. In 2019, the Company sold 696 million kilowatt-hour of power, generating revenue of RMB420 million, and sold 462,000 giga joules of steam, generating revenue of RMB41.21 million.

(V)	Environmental protection and safety

1.	Major safety production accident of the Company during the Reporting Period

Nil.

2.	Environmental protection investment of the Company during the Reporting Period

Unit: RMB100 million
Environmental protection investment	Percentage of invested capital in operating revenue (%)
6.59	0.66

Report of the Directors (continued)

Section IV Major Events

(I)	Plan for profit distribution of ordinary shares or capital reserve capitalization

1.	Cash Dividend Policy and its formulation, implementation or adjustment

In 2016, the Company made amendments to its cash dividend policy in the Articles of Association of Sinopec Shanghai Petrochemical Company Limited (the “Articles of Association”) and its appendices. The proposed amendments to the Articles of Association were considered and approved at the annual general meeting of 2015 held on 15 June 2016. According to Article 207 of the Articles of Association:

1.

The Company should place emphasis on delivering reasonable return on investments to the investors. The Company shall pay due attention to the opinions of minority shareholders through various channels when allocating its profits. The profits distribution policy of the Company shall be consistent and stable, taking into account the long-term interests of the Company, the overall interests of all shareholders and the Company’s sustainable development.

2.

The Company may distribute dividends in the following forms: cash, shares or other forms permitted by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company’s shares are listed. The Company shall give priority to the distribution of dividends in cash. The Company may make interim dividends distribution.

3.

The Company shall distribute cash dividends when the Company’s net profit and retained earnings, in separate financial statement, are positive and the Company has adequate cash inflows over the requirements of cash flows for its operation and sustainable development. The cash dividends per annum should not be less than thirty (30) percent of the net profit of the Company in the current year.

Report of the Directors (continued)

4.

The Company may adjust its profits distribution policy referred to in sub-paragraphs (2) and (3) of this Article in case of war, natural disasters or other force majeure, or where changes to the external environment of the Company result in material impact on the production and operation of the Company, or where there are significant changes in the Company’s own operations or financial conditions, or where the Board considers it necessary. Independent directors shall issue independent opinions on the adjustment of the profits distribution policy whilst the Board shall discuss the rationality of such adjustment in detail and form a resolution which shall be submitted to shareholders’ meeting for approval by way of special resolution. The convening of the shareholders’ meeting shall comply with regulatory provisions in the place where the Company’s shares are listed.

5.

The management of the Company shall formulate the annual profits distribution plan and submit such plan to the Board for consideration. Independent directors shall issue independent opinions on such plan and Board shall form a resolution which shall be submitted for approval by shareholders’ meeting. If the conditions for the distribution of cash dividends have been satisfied and the Company does not propose a cash dividends distribution plan or does not propose such plan in compliance with the sub-paragraph (3) of this Article, independent directors shall issue independent opinions whilst the Board shall give specific explanation regarding such arrangement and form a resolution which shall be submitted to shareholders’ meeting for approval and make relevant disclosures. The plan for half-yearly dividends distribution of the Company shall comply with Article 215 of the Articles of Association.

Report of the Directors (continued)

2.	Plan for profit distribution or capitalisation of capital reserves for the Reporting Period

In 2019, the net profit attributable to equity shareholders of the Company amounted to RMB2,213,716 thousand under CAS (net profit of RMB2,215,728 thousand under IFRS). In accordance with the 2019 Profit Distribution Plan approved by the Board on 25 March 2020, the Company proposed to distribute a Final Dividend of RMB0.12 per share (including tax) based on the total issued share as at dividend payout date. The 2019 Profit Distribution Plan will be implemented subject to approval at the AGM. The date and time of the AGM and the book closure arrangement will be announced later. The Notice of the AGM will be announced separately in accordance with the Articles of Association of the Company. The Notice of the AGM, the accompanying circular and proxy form will be despatched to holders of H shares in accordance with the Hong Kong Listing Rules.

Subject to the passing of the resolution by the shareholders of the Company at the AGM, the Final Dividend is expected to be distributed on or around Tuesday, 21 July 2020 to shareholders whose names appear on the register of members of the Company’s H shares at the close of business on Monday, 29 June 2020. The Final Dividend is denominated and declared in Renminbi. The Final Dividend payable to the holders of the Company’s A shares shall be paid in Renminbi while those payable to the holders of the Company’s H shares shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated on the basis of the average closing exchange rates for Hong Kong dollars as announced by the Foreign Exchange Trading Centre of the PRC one calendar week prior to the approval of the Final Dividend at the AGM.

The Company is expected to close the register of members of the Company’s H shares from Wednesday, 24 June 2020 to Monday, 29 June 2020 (both days inclusive), during which period no transfer of H shares will be registered in order to confirm the shareholders’ entitlement to receive the Final Dividend. The holders of the Company’s H shares who wish to receive the Final Dividend should lodge the transfer documents and relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong on or before 4:30 p.m. on Tuesday, 23 June 2020.

The record date for dividend distribution, distribution procedures and time for the distribution of dividends applicable to holders of the Company’s A shares will be announced separately.

Report of the Directors (continued)

3.	Plan or scheme of dividends distribution of ordinary shares, plan or scheme of capitalization of capital reserves of the Company in the past three years (including the Reporting Period)

						Unit: RMB’000
Year of dividend payment	Amount of bonus shares for every 10 shares (share)	Amount of dividend for every 10 shares (RMB) (including tax)	Amount of capitalization for every 10 shares (share)	Amount of cash dividend (including tax)	Net profit attributable to owners of the Company in the consolidated statement for the year	Percentage of net profit attributable to owners of the Company in the consolidated statement (%)
2019	0	1.2	0	1,298,857.62	2,213,716	58.67
2018	0	2.5	0	2,705,953.38	5,277,186	51.28
2017	0	3.0	0	3,247,144.05	6,141,558	52.87

(II)	Fulfilment of undertakings

1.	Undertakings made by the de facto controller, shareholders, connected parties and purchasers of the Company and the Company itself during the Reporting Period or continuing up to the Reporting Period

Undertakings about share reform

The Company disclosed The Explanatory Memorandum for the Share Reform Scheme of the Company (the Revised Draft) on 20 June 2013, in which the Company’s controlling shareholder, Sinopec Corp., made the following major undertakings that continued up to the Reporting Period:

Sinopec Corp. shall continue to support the development of the Company upon the completion of the share reform scheme, and shall use the Company as a platform for the development of related businesses in the future.

For details, please refer to “The Explanatory Memorandum for the Share Reform Scheme of the Company” (the Revised Draft) (Full Version) published in Shanghai Securities News and China Securities Journal on 20 June 2013, as well as the relevant announcements published to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

Report of the Directors (continued)

The share reform scheme was reviewed and approved at the A shares shareholders’ meeting held on 8 July 2013. After the implementation of the share reform scheme on 20 August 2013, the Company’s A shares resumed trading, and non-circulating shares previously held by non-circulating shares shareholders attained the right of circulation. For details of the implementation of the share reform scheme, please refer to the “Implementation Report of Sinopec Shanghai Petrochemical Company Limited Share Reform Scheme” published on China Securities Journal and Shanghai Securities News on 14 August 2013 and the relevant announcement published on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange.

With regard to the aforementioned undertakings, the Company is not aware of any violation in fulfilling the above undertakings by Sinopec Corp.

(III)	Events regarding capital occupation and repay during the Reporting Period

Nil.

(IV)	Explanation on the reasons and impact for the Company’s changes in accounting policies, accounting estimates, or correction of previous significant accounting errors

1.	New standards adopted by the Company and revision and explanation of the standards

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 January 2019:

•	IFRS 16 ‘Leases’

•	IFRIC 23 ‘Uncertainty over Income Tax Treatments’

•	Annual Improvements to IFRS Standards 2015-2017 cycle

•	Amendments to IFRS 9 ‘Prepayment Features with Negative Compensation’

•	Amendments to IAS 28 ‘Long-team interests in Associated and Joint Ventures’, and

•	Amendments to IAS 19 ‘Plan Amendment, Curtailment or Settlement’.

No other standards or interpretation revisions with major impact on the Group’s combined financial statements was first effective for the financial year started on 1 January 2019.

Report of the Directors (continued)

(V)	Appointment and dismissal of auditors

During the Reporting Period, the Company did not change the auditors.

Details of the auditors appointed by the Company during the Reporting Period and the appointment details are as below:

Current appointment
Name of the domestic auditors	PricewaterhouseCoopers Zhong Tian LLP
Remuneration of the domestic auditors	RMB4,800,000
Duration of audit of the domestic auditors	7 Years
Name of the international auditors	PricewaterhouseCoopers
Remuneration of the international auditors	RMB3,000,000
Duration of audit of the international auditors	7 Years

(VI)	Material litigation or arbitration

The Company was not involved in any material litigation or arbitration during the Reporting Period.

(VII)	Punishment and Reprimand of the Company and its Directors, Supervisors, Senior Management, Controlling Shareholders, De Facto Controller and Purchaser

During the Reporting Period, the Company and its Directors, Supervisors, senior management, controlling shareholder, de facto controller and purchasers had not been investigated, administratively punished, publicly criticized by the CSRC nor publicly censured by the stock exchanges.

(VIII)	Credit status of the Company and its controlling shareholder and de facto controller during the Reporting Period

During the Reporting Period, the Company and its controlling shareholder and de facto controller of the Company were not involved in any events regarding failure to perform obligations under a judgement of courts, nor have they had any relatively large amount of debts which have become due and outstanding.

Report of the Directors (continued)

(IX)	The Share Option Incentive Scheme of the Company

The Share Option Incentive Scheme of the Company has been effective since 23 December 2014, with a validity period of 10 years until 22 December 2024. The initial grant of A-share share options under the Share Option Incentive Scheme was on 6 January 2015. For details, please refer to the relevant announcements published on the websites of the Shanghai Stock Exchange, Hong Kong Stock Exchange and the Company on 6 January 2015. All the exercise periods of the initial grant have ended on 28 December 2018. For details, please refer to the relevant announcements published on the websites of the Shanghai Stock Exchange, Hong Kong Stock Exchange and the Company on 28 December 2018. Currently, there is no other share option grant plan.

During the Reporting Period, the Company did not grant any A-share share options under the Share Option Incentive Scheme, nor did the grantees exercise any A-share share options, and no A-share share options were cancelled or lapsed.

(X)	Major connected transactions

1.	Connected transactions in relation to daily operations

Continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules

During the Reporting Period, pursuant to the Mutual Product Supply and Sales Services Framework Agreement entered into with the controlling shareholder of the Company on 23 August 2016, Sinopec Corp., and the de facto controller, Sinopec Group, the Company purchased raw materials from Sinopec Group, Sinopec Corp. and their associates and sold petroleum products and petrochemicals and leased properties to Sinopec Corp. and its associates, and Sinopec Corp. and its associates provided agency sales services for petrochemical products to the Company. Pursuant to the Comprehensive Services Framework Agreement entered into with the Company’s de facto controller, Sinopec Group, on 23 August 2016, the Company obtained construction and installation, engineering design, petrochemical industry insurance and financial services from Sinopec Group and its associates. The transactions under the above mentioned Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules and constituted ongoing related party transactions under the Shanghai Listing Rules. The Company disclosed the two agreements and the respective continuing connected transactions (i.e. ongoing related party transactions, same below) under the agreements in an announcement dated 23 August 2016 and a circular dated 2 September 2016. These two agreements and the respective continuing connected transactions under the agreements together with the associated annual caps from 2017 to 2019 were considered and approved at the first extraordinary general meeting for 2016 held on 18 October 2016.

Report of the Directors (continued)

During the Reporting Period, the relevant continuing connected transactions were conducted in accordance with the terms of the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement. The transaction amounts of the relevant connected transactions did not exceed the annual caps in relation to the respective continuing connected transactions approved at the first extraordinary general meeting for 2016.

As the above-mentioned framework agreement expired on 31 December 2019, to ensure that the normal operation of the Company is not affected, the Company renewed the Mutual Product Supply and Sales Services Framework Agreement with Sinopec Group and Sinopec Corp. and the Comprehensive Services Framework Agreement with Sinopec Group on 23 October 2019, and intended to continue the above-mentioned continuing connected transactions from 2020 to 2022, valid for three years until 31 December 2022. The Company disclosed the two agreements and the respective continuing connected transactions under the agreements in an announcement dated 23 October 2019 and a circular dated 13 November 2019. These two agreements and the respective continuing connected transactions under the agreements together with the associated annual caps from 2020 to 2022 were considered and approved at the first extraordinary general meeting for 2019 held on 10 December 2019.

The table below sets out the transaction amounts of the Company’s continuing connected transactions with Sinopec Corp. and Sinopec Group during the Reporting Period:

				Unit: RMB’000
Type of connected transaction	Connected person	Annual cap for 2019	Transaction amount during the Reporting Period	Percentage of the transaction amount of the same type of transaction (%)
Mutual Product Supply and Sales Services Framework Agreement
Purchases of raw materials	Sinopec Group, Sinopec Corp. and their associates	80,286,000	55,385,078	78.63%
Sales of petroleum products and petrochemicals	Sinopec Corp. and its associates	102,914,000	58,996,676	58.79%
Property leasing	Sinopec Corp. and its associates	36,000	31,972	41.86%
Agency sales of petrochemical products	Sinopec Corp. and its associates	240,000	125,619	100.00%
Comprehensive Services Framework Agreement
Construction, installation and engineering design services	Sinopec Group and its associates	3,444,000	143,560	23.92%
Petrochemical industry insurance services	Sinopec Group	180,000	108,223	100.00%
Financial services	Associate of Sinopec Group (Sinopec Finance)	200,000	1,295	0.33%

Report of the Directors (continued)

On 31 December 2018, the Company entered into an asset leasing agreement (the “Lease Agreement”) with Baishawan branch of Sinopec Petroleum Reserve Company Limited (the “Baishawan Branch”), a wholly owned subsidiary of the Company’s de facto controller, Sinopec Group. Pursuant to the Lease Agreement, the Company rents the oil tanks and ancillary equipment from the Baishawan Branch at an annual rent up to RMB95.0 million (including VAT) with the leasing period from 1 January 2019 to 31 December 2019. The Lease Agreement was considered and approved at the 14th meeting of the Ninth Session of the Board on 28 December 2018. Related announcements were published on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on 28 December 2018, as well as on “Shanghai Securities News” and “China Securities Journal” on 29 December 2018. During the Reporting Period, the Company incurred leasing costs of RMB82.00 million (including VAT).

On 27 December 2019, a storage service agreement among the Company, Sinopec Petroleum Reserve Company Limited of Sinopec Group and Baishawan Branch (the “Storage Service Agreement”) was considered and approved at the 19th meeting of the Ninth Session of the Board and was entered into on 31 December 2019. Pursuant to the Storage Service Agreement, the Baishawan Branch provides storage services to the Company for one year, with leasing period from 1 January 2020 to 31 December 2020 and the annual maximum storage fees of RMB114.0 million (including VAT). Related announcements were published on the official websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on 27 December 2019, as well as on “Shanghai Securities News” and “China Securities Journal” on 28 December 2019.

Connected transactions under Chapter 14A of the Hong Kong Listing Rules

On 28 December 2018, the Company entered into a technical service agreement with Petro-CyberWorks Information Technology Co., Ltd. (“PCITC”), a non wholly-owned subsidiary of the Company’s de facto controller, Sinopec Group. Pursuant to the technical service agreement, the Company appointed PCITC to implement the design, construction, operation and maintenance of smart plant project for a total amount of RMB30,580,000 (inclusive of tax). The term of the technical service agreement starts from the date of signing by both parties, and the main function construction was completed in February 2020. Related announcements were published on the official websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on 28 December 2018, as well as on “Shanghai Securities News” and “China Securities Journal” on 29 December 2018.

The transactions between the Company and Sinopec Group, Sinopec Corp. and their associates as disclosed in Note 28 to the financial statements prepared under IFRS in the 2019 annual report of the Company constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules. The above-mentioned continuing connected transactions have been disclosed in accordance with Chapter 14A of the Hong Kong Listing Rules.

Report of the Directors (continued)

2.	Connected parties’ liabilities

Unit: RMB’000
		Funds provided to			Funds provided by connected parties
Connected party	Connected relationship	connected parties			to the Company
		Balance as at the beginning of the period	Transaction amount	Balance as at the end of the period	Balance as at the beginning of the period	Transaction amount	Balance as at the end of the period
Sinopec Corp., its subsidiaries, joint ventures and associates & Sinopec Group and its subsidiaries	Controlling shareholder, de facto controller and their related parties	3,183	-1,173	2,010	89,567	31,267	120,834

Note 1:

The period-end balance of the funds provided by the Group to the connected parties was mainly unsettled receivables arising from the provision of services and pipeline leases to Sinopec Corp., its subsidiaries and associates.

Note 2:

The period-end balance of the funds provided by the connected parties to the Group was mainly unsettled payables arising from the provision of construction, installation and engineering design services by Sinopec Group and its subsidiaries.

The prices of the continuing connected transactions conducted by the Company with Sinopec Group, Sinopec Corp. and their associates were determined, upon negotiations between both parties, on the basis of (i) state tariffs, (ii) state guidance prices; or (iii) market prices. Such connected transactions were entered into in line with the Company’s production and operational needs. Accordingly, the aforementioned continuing connected transactions did not have a significant adverse impact on the Company’s independence.

Independent Non-executive Directors of the Company have reviewed the continuing connected transactions of the Group and confirmed that:

•	The above continuing connected transactions have been entered into in the ordinary and usual course of business of the Company;

•	The above continuing connected transactions have been entered into on normal commercial terms or better;

•

The above continuing connected transactions have been entered into according to the agreements governing them on terms that are fair and reasonable and in the interests of the Company’s shareholders as a whole; and

Report of the Directors (continued)

•	The transaction amounts of the above continuing connected transactions during the Reporting Period were within the annual caps.

3.

The international auditor of the Company, PricewaterhouseCoopers, was engaged to report their conclusions regarding the above continuing connected transactions of the Company to the Board in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information”, with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. The auditors has, in accordance with Chapter 14A.56 of the Hong Kong Listing Rules came to the conclusion that:

•	Nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Board;

•

For transactions involving the provision of goods or services by the Group, nothing has come to their attention that causes them to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Group;

•

Nothing has come to their attention that causes them to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

•

With respect to the aggregate amount of each of the continuing connected transactions, nothing has come to their attention that causes them to believe that the amount has exceeded the annual cap set by the Company as disclosed in the announcements in respect of each of the continuing connected transactions.

Report of the Directors (continued)

(XI)	Material contracts and their performance

1.	Entrustments, sub-contracts and lease arrangements

During the Reporting Period, the Company had no entrustments, sub-contracts or lease arrangements that generated 10% or more (including 10%) of the gross profit of the Company for the period.

2.	Guarantees

There were no guarantees provided by the Company during the Reporting Period.

3.	Entrusting others to conduct wealth management

Please refer to “Investment of the Company” in the section headed “Discussion and analysis of the Company’s operations” in Section II “Management Discussion and Analysis” of this chapter.

4.	Other major contracts

There were no major contracts of the Company during the Reporting Period.

(XII)	The Company’s disclosure on the fulfillment of its corporate social responsibility

1.	Fulfillment of corporate social responsibility

For the Company’s performance of corporate social responsibility in 2019 and the Company’s 2019 Environmental, Social and Governance Report, please refer to the “2019 Corporate Social Responsibility Report of Sinopec Shanghai Petrochemical Company Limited” published by the Company on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

Report of the Directors (continued)

2.	Environmental protection situation of key pollutant-discharging companies and their subsidiaries as announced by the Ministry of Environmental Protection

The Company is one of the contaminating enterprises under Intensive Monitoring and Control by the State proclaimed by the Ministry of Environmental Protection. According to Measures for Self-Monitoring and Information Disclosure by the Enterprises subject to Intensive Monitoring and Control of the State (Trial Implementation), the Company has disclosed to the public on the website of the Shanghai Environmental Protection Bureau the sites of the source of pollution, pollutant types and concentration of pollution which are subject to intensive monitoring and control of the State.

The Company, as a manufacturing enterprise in the petrochemical industry, consistently places environmental protection as its priority. It continues to receive ISO14001 Environmental Management System Certification. In January 2013, it received certifications from the Shanghai Audit Center of Quality including quality (GB/T19001: 2008), environment (GB/T24001: 2004) and occupational health and safety (GB/T28001: 2011). On 16 September 2019, the continued use of the title “All-China Environmentally Friendly Enterprise” was approved.

In 2019, the Group continued to improve the management of environmental protection system in an effort to build a green enterprise. By actively fulfilling the main responsibility of environmental protection, the Group comprehensively promoted green development and conscientiously implemented the requirements of “the Seventh Environmental Protection Three-Year Action Plan”, “Shanghai Clean Air Action Plan (2018-2022)” and “Jinshan District Environmental Comprehensive Remediation Action Plan”. The Group also improved its goal and short- and long-term development direction based on the regional VOCs concentration, addressed root causes and advanced environmental protection rectification, the establishment of green enterprise and verification and check-and-accept of clean production to fight resolutely against pollution and win the battle of defending the blue sky.

In 2019, the Company actively organized and implemented the environmental protection potential hazard management projects. Emission volume of sulfur dioxide, nitrogen oxides and VOCs decreased by 7.14%, 12.70% and 7.21%, respectively compared to last year.

In 2019, both the compliance rate on waste water and waste gas emission were 100%, and all hazardous wastes were disposed of properly with a rate of 100%. The Company continuously implemented LDAR work and achieved continuous emission reduction of VOCs, meeting the emission reduction standard set by Shanghai Environmental Protection Bureau. In 2019, the Company had inspected a total of 2,077,440 points/times for the sealing points in production equipment, and the number of leaking points detected was 5,952, of which 5,709 points were repaired, achieving a repair rate of 95.90%.

Report of the Directors (continued)

In 2019, the Company paid RMB18.04 million of environmental tax to Tax Bureau of Jinshan District.

In 2019, the Company received 3 administrative penalty decisions (all happened in 2018) issued by the Shanghai Municipal Bureau of Ecology and Environment, involving a total fine of RMB2.15 million. The main reason for the penalties was that the monitored emissions of on-site organized exhaust outlets exceeded standard.

No.	Event	Rectification
1	On 24 July 2018, the monitored emissions of the Acrylic Fiber Department carbon fiber device surface treatment exhaust gas discharge port and the RTO exhaust gas discharge port exceeded standard

(1)   Process optimization. Bring together production department, safety and environmental department, equipment department, device, technology supplier and design unit to adjust and optimize process and control fluctuation in oriented precursors production process.

(2)   The volatile gas of the electrolyte in the electrolyzer is collected and transported to the pickling tower for pickling, and discharged after meeting standard. At the same time, based on the source control, table tennis is added in the electrolyzer to reduce material evaporation and reduce the concentration of ammonia pollutants.

(3) After the rectification, self-test, third-party inspection and re-testing by the team leader were up to standard.

2	On 5 December 2018, the monitored emissions of the polymerization waste gas collection tower outlet of Acrylic Fiber south unit exceeded standard	Optimize the maintenance method of plate heat exchanger. Before disassembling the plate heat exchanger, rinse the plate gap with pure water to prevent the acrylonitrile monomer from being carried out with the heat exchanger and strictly control the volatilization of unreacted materials. After the rectification, self-test, third-party inspection and retesting by the team leader were up to standard.

3	On 11 December 2018, the monitored emissions of the exhaust gas discharge port of the Acrylic Fiber Station, Environment Water Department exceeded standard

(1)   Strengthen communication with the Acrylic Fiber Department, control the discharge of high-concentration acrylonitrile wastewater, and ensure that the concentration of acrylonitrile in the acrylic wastewater station is stable within a certain range.

(2)   Carry out research on improvement of acrylic fiber wastewater treatment process. The anaerobic biochemical, ultraviolet photolysis or catalytic oxidation process is used to achieve acrylonitrile digestion in the wastewater tank, thereby effectively reducing the amount of acrylonitrile entering the exhaust system and achieving stable compliance with the exhaust gas treatment device.

(3) After the rectification, self-test, third-party inspection and re-testing by the team leader were up to standard.

Report of the Directors (continued)

3.	Environmental Impact Assessment and Other Environmental Protection Administrative Licensing of Construction Projects

According to relevant national and local government requirements such as the Environmental Impact Assessment Law and the Classified Administration Catalogue of Environmental Impact Assessments for Construction Projects, the “three simultaneous” inspection and acceptance of “Hidden Danger Management Project of Wet Oxidation Section of Chenjin Refined Oil Pipeline” was completed on 19 July 2019, and the public inspection and acceptance were completed on 17 October 2019, successfully implementing the special environmental protection inspection and acceptance of the Construction Project.

According to the requirements of “Catalogue of Classified Management of Pollutant Discharge Permitted by Fixed Pollution Sources” (2017 Version) by the Ministry of Ecology and Environment of the PRC, “Notice on the Issuance and Management of Pollutant Discharge Permits for the Steel, Cement and Petrochemical Industries of this City” ([2017] No.318) by Shanghai Municipal Bureau of Ecology and Environment and “Notice on Declaration of Pollutant Discharge Permit in Petrochemical Industry” ([2017] No.42) by the Energy and Environment Unit of the Group, the Company obtained the national sewage discharge licence (petrochemical industry) on 31 December 2017. The licence is valid from 1 January 2018 to 31 December 2020. In 2019, the Company strictly carried out self-monitoring, reporting of pollutant discharge permit execution reports and information disclosure in strict accordance with the management requirements of the sewage discharge licence. In 2019, the Company carried out a series of waste water and waste gas collection and treatment reconstruction projects, leading to partial adjustments of the destination of pollutants generation, adjustments of exhaust funnels and rain drain, addition of 5 sets of waste gas treatment equipment and change of outlet standards, therefore the Company applied to Shanghai Municipal Bureau of Ecology and Environment on 11 April 2019 for a change to the sewage discharge licence, which was later reviewed and approved on 28 September 2019.

4.	Emergency response plan for emergent environmental incidents

According to the three-year validity in the “Administrative Measures for Emergency Preparedness for Environmental Incidents of Sinopec”, the Company completed the revision of the “Comprehensive Emergency Response Plan for Environmental Emergencies” and filed a report to Shanghai Municipal Bureau of Ecology and Environment in December 2019. The Company continued to carry out assessment of major environmental risks. In 2019, in accordance with the requirements of the Energy and Environment Unit and “Sinopec Environmental Risk Assessment Guide”, the Company organized 14 secondary units to carry out environmental risk identification and assessment. A total of 113 environmental risk sources were assessed, of which none was level I environmental risk source, 37 were level II environmental risk sources (20 in the equipment, 16 in the tank area and 1 in the wharf), and 76 were level III environmental risk sources (59 in the equipment, 11 in the tank area, 4 in the land pipelines and 2 in the wharf).

Report of the Directors (continued)

The Company carried out regular environmental protection emergency drills. On 25 June 2019, the Company carried out “V-532 tank leak and fire accident in the third storage and transportation workshop”; on 3 December 2019, the Company carried out “Emergency drill of Shanghai Petrochemical’s dangerous chemical pipeline leakage accident” to further enhance the capability of emergency response. Through the drills, the staff’s ability to correctly handle the abnormal situation in tank areas and long-distance pipeline in the field was improved. In addition, the drills examined the ability of Sinopec Shanghai and relevant units such as the local fire brigade to handle emergencies and communicate, verified the practicability and operability of emergency plans, improved the decision-making and execution ability of relevant personnel in dealing with emergencies quickly, improved the emergency disposal of environmental pollution and timeliness of environmental monitoring response, and further strengthened the emergency linkage with local governments.

5.	Environmental self-monitoring programme

In accordance with the requirements of Self-monitoring Scheme for Pollutant Discharge Permits, Regulations on Environmental Monitoring Management of Sinopec and Regulations on Environmental Monitoring Management of Shanghai Petrochemical issued by Shanghai Petrochemical, the annual environmental monitoring plan and emission implementation standards of Shanghai Petrochemical were compiled and issued in early 2019. The monitoring content includes: Water Quality (Clear Water) monitoring plan, atmospheric monitoring plan (atmosphere PM10, fugitive emission monitoring), exhaust gas monitoring plan, noise monitoring plan, radioactive instrument monitoring plan, water quality (sewage) monitoring plan, groundwater monitoring plan, etc. covering 7 parts of the Company’s wastewater. Monitoring of pollution sources such as sewage, waste gas, noise, and radioactivity, and monitoring of environmental quality such as atmospheric and groundwater, and daily environmental monitoring, according to the monitoring plan. At the same time, the Group timely organized personnel to update the monitoring plan once the Pollutant Discharge Permit and environmental protection standards were revised and updated, so as to ensure openness of the environmental monitoring data and government information as well as consistency of the environmental protection tax reporting requirements, thereby providing data support for the Company’s various pollution indexes to meet the emission standards.

Report of the Directors (continued)

(XIII)	Equity-linked agreements

Apart from the Share Option Incentive Scheme disclosed in item (VIII) under Section IV “Major Events” of Chapter 3 of this report, the Company does not have any equity-linked agreements during the year.

(XIV)	Tax rate

The income tax rate currently applicable to the Company is 25% (2018: 25%).

(XV)	Deposits

The Company did not have any entrusted deposits during the Reporting Period. As at 31 December 2019, the Group did not have any term deposits which could not be collected upon maturity.

(XVI)	Reserves

Details of changes in reserves are set out in note 28 to the consolidated financial statements prepared under IFRS.

(XVII)	Financial summary

A summary of the results, total assets, total liabilities and shareholders’ equity of the Group as at 31 December 2019 are set out on page 7-8 of this annual report.

(XVIII)	Bank loans and other borrowings

Details of bank loans and other borrowings of the Company and the Group for the year ended 31 December 2019 are set out in note 23 to the consolidated financial statements prepared under IFRS.

Report of the Directors (continued)

(XIX)	Interest capitalized

Details of interest capitalized during the year are set out in note 10 to the consolidated financial statements prepared under IFRS.

(XX)	Property, plant and equipment

Changes in property, plant and equipment during the year are set out in note 17 to the consolidated financial statements prepared under IFRS.

(XXI)	Purchase, sale and redemption of the Company’s securities

During the Reporting Period, the Group did not purchase, sell or redeem any of the Company’s listed securities.

(XXII)	Pre-emptive rights

According to the Articles of Association and the laws of the PRC, there is no pre-emptive right which requires the Company to offer new shares to the existing shareholders of the Company in proportion to their shareholdings.

(XXIII)	Donations

During the Reporting Period, the Company donated RMB1.9 million to the Shanghai Jinshan Education Development Foundation to support educational reform and development projects in Jinshan District, as well as award projects for excellent educators. The Company donated RMB400,000 to the poor areas of Guizhou for the construction of honey production upgrading projects.

(XXIV)	Tax relief

During the Reporting Period, the holders of listed securities of the Company were not entitled to tax relief due to the holding of listed securities of the Company in accordance with the PRC laws.

Section V Business review and outlook

Please refer to Section II “Management Discussion and Analysis” of this chapter for the business review of the Group for the year ended 31 December 2019 and the outlook for 2020.

Independent Auditor’s Report

To the Shareholders of Sinopec Shanghai Petrochemical Company Limited

(Incorporated in the People’s Republic of China with limited liability)

Opinion

What we have audited

The consolidated financial statements of Sinopec Shanghai Petrochemical Company Limited (the “Company”) and its subsidiaries (the “Group”) set out on pages 150 to 272, which comprise:

•	the consolidated balance sheet as at 31 December 2019;

•	the consolidated income statement for the year then ended;

•

the consolidated statement of comprehensive income for the year then ended; • the consolidated statement of changes in equity for the year then ended; • the consolidated statement of cash flows for the year then ended; and

•	the notes to the consolidated financial statements, which include a summary of significant accounting policies.

Our opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2019, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Basis for Opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (“the Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code.

Independent Auditor’s Report (continued)

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter identified in our audit was related to net realizable value (“NRV”) of raw materials, work in progress and finished goods.

Key Audit Matter	How our audit addressed the Key Audit Matter

NRV of raw materials, work in progress and finished goods

Refer to Notes 2.16 “Inventories”, 5 “Critical accounting estimates and assumptions” and 22 “Inventories” to the consolidated financial statements.

The Group is principally engaged in processing of crude oil into petroleum products and other chemical products. The crude oil can be processed into various finished goods by different processing procedures. Inventories are valued at the lower of cost and NRV.

As at 31 December 2019, the gross balances of raw materials, work in progress and finished goods were RMB6,662,023 thousands, against which NRV provision of RMB112,744 thousands were set aside.

The NRV is determined based on the estimated selling prices less the estimated costs to completion, if relevant, other costs necessary to make the sale, and the related taxes.

Determination of estimated selling prices of work in progress and finished goods, estimated costs to completion, other costs necessary to make the sale and the related taxes requires significant management judgement, taking into consideration of historical information and future market trend.

We focused on this area because of the magnitude of the amounts and the significance of management judgements involved.

We understood, evaluated and tested the controls over the determination of NRV of raw materials, work in progress and finished goods.

We evaluated the estimates of selling price for work in progress and finished goods on a sample basis including:

(i) For work in progress and finished goods that had been sold after 31 December 2019, we compared the actual selling prices against the estimated selling prices;

(ii)  For work in progress and finished goods that had not been sold after 31 December 2019 but with available selling prices in the domestic market, we performed independent research of the market price information and compared them against the estimated selling prices;

(iii)  For work in progress and finished goods that had not been sold after 31 December 2019 but with no available selling prices in the domestic market, we compared the estimated selling prices against the recent selling prices. We also independently evaluated the future market trend factors which management considered in determining the estimated selling prices, including changes in market supplies, customer demands, technology developments, the relevant State tariffs and the State’s guidance prices by corroborating with public data or research information and referencing to our industry knowledge.

We assessed the reasonableness and accuracy of estimated costs to completion, other costs necessary to make the sale and related taxes by comparing with the historical costs to completion, other costs necessary to make the sale and the related taxes for the similar inventories.

We found that management’s judgements in determining the NRV were supported by the evidence we gathered.

Independent Auditor’s Report (continued)

Other Information

The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Directors and Those Charged with Governance for the Consolidated Financial Statements

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Independent Auditor’s Report (continued)

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•

Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

Independent Auditor’s Report (continued)

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements (Continued)

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is CHAN KWONG TAK.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 25 March 2020

A.	Financial Statements Prepared Under International Financial Reporting Standards

Consolidated Income Statement

For the year ended 31 December 2019

		Year ended 31 December
	Note	2019 RMB’000	2018 RMB’000
Revenue	6	100,269,667	107,688,907
Taxes and surcharges		(12,213,927)	(12,075,424)

Net sales		88,055,740	95,613,483
Cost of sales	11	(86,467,995)	(89,838,977)

Gross profit		1,587,745	5,774,506

Selling and administrative expenses	11	(549,885)	(536,114)
Net impairment losses on financial assets	4	59	(39)
Other operating income	7	150,714	202,617
Other operating expenses	8	(21,925)	(32,548)
Other gains – net	9	153,864	176,690

Operating profit		1,320,572	5,585,112

Finance income	10	416,747	443,661
Finance expenses	10	(53,784)	(106,249)

Finance income – net		362,963	337,412

Share of net profit of associates and joint ventures accounted for using the equity method	21	972,593	885,597

Consolidated Income Statement (continued)

For the year ended 31 December 2019

		Year ended 31 December
	Note	2019 RMB’000	2018 RMB’000
Profit before income tax		2,656,128	6,808,121
Income tax expense	13	(428,963)	(1,471,903)

Profit for the year		2,227,165	5,336,218

Profit attributable to:
– Owners of the Company		2,215,728	5,336,331
– Non-controlling interests		11,437	(113)

		2,227,165	5,336,218

Earnings per share attributable to owners of the Company for the year (expressed in RMB per share)
Basic earnings per share	14	RMB 0.205	RMB 0.493

Diluted earnings per share	14	RMB 0.205	RMB 0.493

The above consolidated income statement should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun
Chairman	Director, Vice General Manager and Chief Financial Officer

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2019

		Year ended 31 December
	Note	2019 RMB’000	2018 RMB’000
Profit for the year		2,227,165	5,336,218
Other comprehensive income/(loss)
Items that may be reclassified to profit or loss
Share of other comprehensive income/(loss) of associates and joint ventures accounted for using the equity method	28	7,449	(7,014)

Other comprehensive income/(loss) for the year, net of tax		7,449	(7,014)

Total comprehensive income for the year		2,234,614	5,329,204

Attributable to:
– Owners of the Company		2,223,177	5,329,317
– Non-controlling interests		11,437	(113)

Total comprehensive income for the year		2,234,614	5,329,204

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun
Chairman	Director, Vice General Manager and Chief Financial Officer

Consolidated Balance Sheet

As at 31 December 2019

		As at 31 December
	Note	2019 RMB’000	2018 RMB’000
Assets
Non-current assets
Lease prepayments and other non-current assets	15	481,414	858,283
Property, plant and equipment	17	11,300,797	11,646,390
Right-of-use assets	3,16	343,860	—
Investment properties	18	367,468	376,739
Construction in progress	19	1,815,549	1,559,401
Investments accounted for using the equity method	21	5,208,758	4,527,133
Deferred income tax assets	13	150,832	119,075
Financial assets at fair value through other comprehensive income	23(d)	5,000	—
Time deposits with banks	23(c)	3,511,234	—

		23,184,912	19,087,021

Current assets
Inventories	22	6,754,434	8,120,875
Financial assets at fair value through other comprehensive income	23(d)	1,540,921	1,672,431
Financial assets at fair value through profit or loss	23(e)	3,318,670	2,727,279
Trade receivables	23(a)	120,739	81,990
Other receivables	23(a)	26,101	105,803
Prepayments	24	23,767	38,025
Amounts due from related parties	23(a),30(c)	1,565,993	2,286,249
Cash and cash equivalents	23(b)	7,449,699	8,741,893
Time deposits with banks	23(c)	1,508,839	1,500,000
Assets classified as held for sale	24	—	24,331

		22,309,163	25,298,876

Total assets		45,494,075	44,385,897

Consolidated Balance Sheet (continued)

As at 31 December 2019

		As at 31 December
	Note	2019 RMB’000	2018 RMB’000
Equity and liabilities
Equity attributable to owners of the Company
Share capital	27	10,823,814	10,823,814
Reserves	28	19,039,474	19,522,249

		29,863,288	30,346,063
Non-controlling interests		130,560	116,378

Total equity		29,993,848	30,462,441

Liabilities
Non-current liabilities
Lease liabilities	16	10,593	—
Deferred income	26	10,005	10,442

		20,598	10,442

Current liabilities
Borrowings	23(f)	1,547,600	497,249
Lease liabilities	16	11,450	—
Financial liabilities at fair value through profit or loss		799	11,005
Contract liabilities	25	655,117	446,702
Trade and other payables	23(g)	7,330,000	8,090,228
Amounts due to related parties	23(g),30(c)	5,708,394	4,567,814
Income tax payable		226,269	300,016

		15,479,629	13,913,014

Total liabilities		15,500,227	13,923,456

Total equity and liabilities		45,494,075	44,385,897

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun
Chairman	Director, Vice General Manager and Chief Financial Officer

Consolidated Statement of Changes in Equity

For the year ended 31 December 2019

		Attributable to owners of the Company
	Note	Share capital RMB’000	Other reserves RMB’000	Retained earnings RMB’000	Total RMB’000	Non- controlling interests RMB’000	Total equity RMB’000
Balance at 1 January 2018		10,814,177	4,287,799	13,128,257	28,230,233	285,307	28,515,540

Profit/(loss) for the year		—	—	5,336,331	5,336,331	(113)	5,336,218
Other comprehensive loss	28	—	(7,014)	—	(7,014)	—	(7,014)

Total comprehensive income for the year		—	(7,014)	5,336,331	5,329,317	(113)	5,329,204

Dividends proposed and approved		—	—	(3,247,144)	(3,247,144)	—	(3,247,144)
Forfeit of share option scheme	28, 29	—	(13,004)	—	(13,004)	—	(13,004)
Exercise of share option	28, 29	9,637	27,465	—	37,102	—	37,102
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(6,457)	(6,457)
Appropriation of safety production fund	28	—	57,135	(57,135)	—	—	—
Transactions with non-controlling interests	20	—	9,559	—	9,559	(162,359)	(152,800)

Balance at 31 December 2018		10,823,814	4,361,940	15,160,309	30,346,063	116,378	30,462,441

Consolidated Statement of Changes in Equity (continued)

For the year ended 31 December 2019

		Attributable to owners of the Company
						Non-
		Share	Other	Retained		controlling	Total
		capital	reserves	earnings	Total	interests	equity
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2019		10,823,814	4,361,940	15,160,309	30,346,063	116,378	30,462,441
Change in accounting policy	3	—	—	—	—	—	—

Restated total equity at the beginning of 2019		10,823,814	4,361,940	15,160,309	30,346,063	116,378	30,462,441

Profit for the year		—	—	2,215,728	2,215,728	11,437	2,227,165
Other comprehensive income	28	—	7,449	—	7,449	—	7,449

Total comprehensive income for the year		—	7,449	2,215,728	2,223,177	11,437	2,234,614

Dividends proposed and approved	31	—	—	(2,705,952)	(2,705,952)	—	(2,705,952)
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(3,266)	(3,266)
Appropriation of safety production fund	28	—	2	(2)	—	—	—
Non-controlling interests of disposed subsidiary		—	—	—	—	6,011	6,011

Balance at 31 December 2019		10,823,814	4,369,391	14,670,083	29,863,288	130,560	29,993,848

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun
Chairman	Director, Vice General Manager and Chief Financial Officer

Consolidated Statement of Cash Flows

For the year ended 31 December 2019

		Year ended 31 December
		2019	2018
	Note	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	32	5,655,676	8,501,499
Interest paid to related parties		(2,126)	(1,326)
Interest paid		(61,304)	(34,339)
Income tax paid		(534,467)	(1,806,400)

Net cash generated from operating activities		5,057,779	6,659,434

Cash flows from investing activities
Dividends received from joint ventures and associates		594,868	811,473
Interest received from related parties		1,295	610
Interest received from banks excluded structured deposits		445,105	393,671
Interest received from structured deposits		86,848	23,149
Net (losses)/proceeds from settlement of derivative financial instrument		(15,316)	16,540
Net proceeds from disposal of property, plant and equipment	32	67,503	210,122
Proceeds from disposal of a subsidiary	21	—	9,600
Cash received from structured deposits		3,200,000	12,000
Cash received from time deposits within one year		4,100,000	4,000,000
Cash payment for time deposits above one year		(3,500,000)	—
Cash payment for time deposits within one year		(4,100,000)	(3,500,000)
Cash payment for structured deposits		(3,800,000)	(2,700,000)
Cash payment for acquisition of associate	21	(248,184)	—
Cash payment for equity instruments		(5,000)	—
Payments for sale of financial assets at fair value through other comprehensive income		(19,513)	—
Cash held by the subsidiary before disposal	20	(404)	(18,529)
Purchases of property, plant and equipment and other long-term assets from related parties		(83,447)	(143,554)
Purchases of property, plant and equipment and other long-term assets from third parties		(1,346,964)	(1,043,451)

Net cash used in investing activities		(4,623,209)	(1,928,369)

Consolidated Statement of Cash Flows (continued)

For the year ended 31 December 2019

			Year ended 31 December
			2019	2018
	Note		RMB’000	RMB’000
Cash flows from financing activities
Proceeds from borrowings from related parties			—	50,000
Proceeds from borrowings from banks			4,755,100	2,486,759
Proceeds from exercising share option scheme			—	37,102
Repayments of borrowings to related parties			—	(50,000)
Repayments of borrowings to banks			(3,695,208)	(2,596,157)
Cash payment of acquisition of non-controlling interests			—	(152,800)
Dividends paid to the Company’s shareholders			(2,704,864)	(3,275,656)
Dividends paid by subsidiaries to non-controlling interests			(3,266)	(6,457)
Principal elements of lease payments			(89,124)	—

Net cash used in financing activities			(1,737,362)	(3,507,209)

Net (decrease)/increase in cash and cash equivalents			(1,302,792)	1,223,856
Cash and cash equivalents at the beginning of the year	23	(b)	8,741,893	7,504,266
Exchange gains on cash and cash equivalents			10,598	13,771

Cash and cash equivalents at the end of the year	23	(b)	7,449,699	8,741,893

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Wu Haijun	Zhou Meiyun
Chairman	Director, Vice General Manager and Chief Financial Officer

Notes to the Consolidated Financial Statements

For the year ended 31 December 2019

1	General information

Sinopec Shanghai Petrochemical Company Limited (“the Company”), formerly known as Shanghai Petrochemical Company Limited, was established in the People’s Republic of China (“the PRC”) on 29 June 1993 as a joint stock limited company to hold the assets and liabilities of the production divisions and certain other units of Shanghai Petrochemical Complex (“SPC”), a state-owned enterprise. The Company was under the direct supervision of China Petrochemical Corporation (“Sinopec Group”) at that time.

The Company completed its initial public offerings in 1993. Its shares were listed on the Stock Exchange of Hong Kong Limited (“H shares”) and the New York Stock Exchange in the form of American Depositary Shares (“ADS”) on 26 July 1993, and were also listed on the Shanghai Stock Exchange (“ordinary A shares”) on 8 November 1993.

Sinopec Group completed its reorganization on 25 February 2000. After the reorganization, China Petroleum & Chemical Corporation (“Sinopec Corp.”) was established. As part of the reorganization, Sinopec Group transferred its 4,000,000,000 of the Company’s state-owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp.

The Company changed its name to Sinopec Shanghai Petrochemical Company Limited on 12 October 2000, and Sinopec Corp. was the largest shareholder of the Company.

Pursuant to the “Approval on matters relating to the Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited” issued by the State-owned Assets Supervision and Administration Commission of the State Council (State Owned Property [2013] No.443), a General Meeting of A share shareholders was held on 8 July 2013 and passed the resolution of “Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited (Amendment)” (“the Share Segregation Reform Resolution”) which was published by the Company on Shanghai Stock Exchange (“SSE”) website on 20 June 2013.

According to the Share Segregation Reform Resolution, the controlling shareholder of the Company, Sinopec Corp., offered shareholders of circulating A shares 5 shares for every 10 circulating A shares they held on 16 August 2013, aggregating 360,000,000 A shares, for the purpose of obtaining the listing rights of its non-circulating shares in the A Shares market. From 20 August 2013 (“the circulation date”), all the Company’s non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange (“SSE”). As part of the restricted conditions, Sinopec Corp. committed that all the 3,640,000,000 A shares held were not allowed to be traded on SSE or transferred within 12 months from the circulation date (“the restriction period”). After the restriction period, Sinopec Corp. can only sell no more than 5 and 10 percent of its total shares within 12 and 24 months, respectively. The former 150,000,000 non-circulating A shares held by social legal persons were also prohibited to be traded on SSE or transferred within 12 months from the circulation date. Meanwhile, Sinopec Corp. also committed in the Share Segregation Reform Resolution that a scheme of converting surplus to share capital (no less than 4 shares for every 10 shares) will be proposed on the board of directors and shareholders meetings within 6 months after the circulation date.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

1	General information (continued)

The 15th meeting of the 7th term of Board of Directors was held on 28 August 2013 and the Company proposed and passed a resolution regarding interim cash dividend for the first half of 2013 and the conversion of share premium and surplus reserve to share capital. The resolution included a distribution of 5 shares and a cash dividend distribution of RMB0.5 (tax included) for every 10 shares based on the 7,200,000 thousands ordinary shares as at 30 June 2013. Among the 5 shares distributed, 3.36 shares were converted from share premium of RMB2,420,841 thousands and 1.64 shares were converted from surplus reserves of RMB1,179,159 thousands. The resolution was approved by the extraordinary general meeting of shareholders, A share class shareholders meeting and H share class shareholders meeting on 22 October 2013, respectively.

The first tranche of the Share Option Incentive Scheme was exercised on 29 August 2017, and the Company received cash payment of RMB54,580 thousands from 199 grantees. As a result, ordinary A shares of 14,177 thousands were registered on 27 September 2017.

The second tranche of the Share Option Incentive Scheme was exercised on 12 January 2018, and the Company received cash payment of RMB37,102 thousands from 185 grantees, led to an increase of RMB9,637 thousands in share capital.

According to the board resolution of the Company on 28 December 2018, the third tranche was not exercised due to the failure on satisfying the non-market exercise conditions.

As at 31 December 2019, total shares of the Company were 10,823,814 thousands (31 December 2018: 10,823,814 thousands).

The Company and its subsidiaries (“the Group”) are principally engaged in processing crude oil into synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products.

These consolidated financial statements are presented in thousands of Renminbi Yuan (RMB), unless otherwise stated. These financial statements have been approved for issue by the Board of Directors on 25 March 2020.

2	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities measured at fair value.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosures

(a)	New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 January 2019:

•	IFRS 16 ‘Leases’

•	IFRIC 23 ‘Uncertainty over Income Tax Treatments’

•	Annual Improvements to IFRS Standards 2015-2017 cycle

•	Amendments to IFRS 9 ‘Prepayment Features with Negative Compensation’

•	Amendments to IAS 28 ‘Long-team interests in Associates and Joint Ventures’, and

•	Amendments to IAS 19 ‘Plan Amendment, Curtailment or Settlement’.

The Group had to change its accounting policies as a result of adopting IFRS 16. The Group elected to adopt the new rules retrospectively but recognized the cumulative effect of initially applying the new standard on 1 January 2019, which was disclosed in Note 3. The other amendments listed above did not have any significant impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosures (continued)

(b)	New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2019 reporting periods and have not been early adopted by the Group:

•	Amendments to IFRS 3 ‘Business Combinations’, effective for the accounting period beginning on or after 1 January 2020;

•	Amendments to conceptual Framework of IASB, effective for the accounting period beginning on or after 1 January 2020;

•

Amendments to IAS 1 ‘Presentation of Financial Statements’ and IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, effective for the accounting period beginning on or after 1 January 2020;

•	IFRS 17 ‘Insurance Contracts’, effective for the accounting period beginning on or after 1 January 2021;

•	Amendments to IFRS 10 and IAS 28 ‘Sale or contribution of assets between an investor and its associate or joint venture’.

The new standards and interpretations that are not yet effective are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.2	Subsidiaries

2.2.1	Consolidation

A subsidiary is an entity (including a structured entity) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

(a)	Business combinations

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis. Non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or the present ownership interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value, unless another measurement basis is required by IFRS.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.2	Subsidiaries (continued)

2.2.1	Consolidation (continued)

(a)	Business combinations (continued)

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in profit or loss. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired, is recorded as goodwill. If the total consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the identifiable net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

Intra-Group transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

(b)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners of the subsidiary in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.2	Subsidiaries (continued)

2.2.1	Consolidation (continued)

(c)	Disposal of subsidiaries

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequent accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. It means the amounts previously recognized in other comprehensive income are reclassified to profit or loss or transferred to another category of equity as specified by applicable IFRSs.

2.2.2	Separate financial statements

Investments in subsidiaries are accounted for at cost less impairment. Cost includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

Impairment testing of the investments in subsidiaries is required upon receiving a dividend from these investments if the dividend exceeds the total comprehensive income of the subsidiary in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets including goodwill.

Investments in joint ventures and associates are accounted for using the equity method of accounting.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.3	Associates

An associate is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investments in associates include goodwill identified on acquisition. Upon the acquisition of the ownership interest in an associate, any difference between the cost of the associate and the Group’s share of the net fair value of the associate’s identifiable assets and liabilities is accounted for as goodwill.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

The Group’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to share of net profit of associates and joint ventures accounted for using the equity method in the income statement.

Profits and losses resulting from upstream and downstream transactions between the Group and its associates are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Gain or losses on dilution of equity interest in associates are recognized in the income statement.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.4	Joint arrangements

The Group has applied IFRS 11 to all joint arrangements. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures. Joint ventures are accounted for using the equity method.

Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses and movements in other comprehensive income. The Group’s investments in joint ventures include goodwill identified on acquisition. Upon the acquisition of the ownership interest in a joint venture, any difference between the cost of the joint venture and the Group’s share of the net fair value of the joint venture’s identifiable assets and liabilities is accounted for as goodwill. When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.5	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors that makes strategic decisions.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.6	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”).

The consolidated financial statements are presented in RMB, which is the Company’s functional and the Group’s presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the income statement within finance income or expenses. All other foreign exchange gains and losses are presented in the income statement within Other gains – net.

2.7	Property, plant and equipment

Property, plant and equipment is stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.7	Property, plant and equipment (continued)

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Buildings	12-40 years

Plant and machinery	12-20 years

Vehicles and other equipment	4-20 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.11).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within Other gains – net in the income statement.

2.8	Construction in progress

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost less government grants that compensate the Company for the cost of construction, and impairment losses. Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the period of construction. Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use. No depreciation is provided in respect of construction in progress.

2.9	Investment properties

Investment properties are properties which are owned either to earn rental income and/or for capital appreciation.

Investment properties are stated in the balance sheet at cost less accumulated depreciation and impairment losses (Note 2.11). Depreciation is provided over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values. Estimated useful lives of the Group’s investment properties are 30-40 years.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.10	Lease prepayments and other non-current assets

From 1 January 2019, lease prepayments and other non-current assets mainly include catalysts used in production and patents. These assets are carried at cost less accumulated amortization and impairment losses. Lease prepayments and other non-current assets are amortized on a straight-line basis over the respective periods of the rights and the estimated useful lives of the catalysts and patents, as follows:

Patents	10-28 years

Catalyst	2-5 years

Accounting policies applied until 1 January 2019

Lease prepayments and other non-current assets mainly represent prepayments for land use rights and catalysts used in production. These assets are carried at cost less accumulated amortization and impairment losses. Lease prepayments and other non-current assets are amortized on a straight-line basis over the respective periods of the rights and the estimated useful lives of the catalysts, as follows:

Land use rights	30-50 years

Patents	10-28 years

Catalyst	2-5 years

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.11	Impairment of non-financial assets

Intangible assets that have an indefinite useful life or intangible assets not ready to use are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.12	Investments and financial assets

2.12.1	Classification

The Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss), and

•	those to be measured at amortized cost.

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income (“OCI”). For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (“FVOCI”).

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.12	Investments and financial assets (continued)

2.12.2	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

2.12.3	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

•

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in Other gains – net, together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the consolidated income statement.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.12	Investments and financial assets (continued)

2.12.3	Measurement (continued)

Debt instruments (continued)

•

FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gains or losses previously recognized in OCI is reclassified from equity to profit or loss and recognized in Other gains – net. Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in Other gains – net and impairment expenses are presented as separate line item in the consolidated income statement.

•

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within Other gains – net in the period in which it arises.

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognized in Other gains – net in the consolidated income statement as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.12	Investments and financial assets (continued)

2.12.4	Impairment

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For financial instruments that have low credit risk at the balance sheet date, except for receivables related to revenue, the Group assumes that there is no significant increase in credit risk since the initial recognition, on first stage, and measures the loss allowance at an amount equal to 12-month expected credit losses. If there has been a significant increase in credit risk or credit impairment has occurred since the initial recognition of a financial instrument, on second stage, the Group recognizes a loss allowance at an amount equal to lifetime expected credit losses. If credit impairment has occurred since the initial recognition of a financial instrument, on third stage, the Group recognizes a loss allowance at an amount equal to lifetime expected credit losses.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see Note 4.1(b) for further details.

2.13	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

2.14	Derivative financial instruments

Derivative financial instruments of the Group are foreign exchange forward contracts, which are not designated as hedges.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period.

Fair values are obtained from quoted market prices in active markets, including recent market transactions, and through the use of valuation techniques, including discounted cash flow models and options pricing models, as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.14	Derivative financial instruments (continued)

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e., the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable markets. When such evidence exists, the Group recognizes profits (losses) on that day.

2.15	Assets classified as held for sale

Assets, including non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable within 12 months. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights under insurance contracts, which are specifically exempt from this requirement.

An impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the asset that is classified as held for sale (or disposal group) is recognized at the date of derecognition.

The assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Assets classified as held for sale are presented separately in current assets of the balance sheet.

2.16	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion, the estimated costs necessary to make the sale and the related taxes.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.17	Trade receivables, bills receivable and other receivables

Trade receivables and bills receivable are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of trade receivables, bills receivable and other receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables, bills receivable and other receivables are recognized initially at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method, less allowance for impairment. See Note 2.12.4 for a description of the Group’s impairment policies.

2.18	Cash and cash equivalents

In the consolidated statement of cash flows, cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are presented within borrowings in current liabilities in the balance sheet.

2.19	Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

2.20	Safety production fund

Under China’s law and regulation, the Group is required to accrue safety production fund at a certain percentage of the sales of dangerous goods. The fund is earmarked for improving the safety of production. The fund is accrued from retained earnings to other reserves and converted back to retained earnings when used.

2.21	Trade and other payables

Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade and other payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade and other payables are recognized initially at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.22	Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

2.23	Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Borrowing costs include interest expense, finance charges in respect of exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs. The exchange gains and losses that are an adjustment to interest costs include the interest rate differential between borrowing costs that would be incurred if the entity had borrowed funds in its functional currency, and the borrowing costs actually incurred on foreign currency borrowings.

2.24	Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.24	Current and deferred income tax (continued)

(a)	Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company’s subsidiaries, associates and joint ventures operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

(b)	Deferred income tax

Inside basis differences

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Outside basis differences

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, associates and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Generally the Group is unable to control the reversal of the temporary difference for associates. Only when there is an agreement in place that gives the Group the ability to control the reversal of the temporary difference in the foreseeable future, deferred tax liability in relation to taxable temporary differences arising from the associate’s undistributed profits is not recognized.

Deferred income tax assets are recognized on deductible temporary differences arising from investments in subsidiaries, associates and joint arrangements only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilized.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.24	Current and deferred income tax (continued)

(c)	Offsetting

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.25	Employee benefits

(a)	Pension obligations

The PRC employees of the Group are covered by various PRC government-sponsored defined-contribution pension plans under which the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies are responsible for the pension liability to these employees when they retire. The Group contributes on a monthly basis to these pension plans for the employees which are determined at a certain percentage of their salaries. Under these plans, the Group has no obligation for post-retirement benefits beyond the contribution made. Contributions to these plans are expensed as incurred and contributions paid to the defined contribution pension plans for a staff are not available to reduce the Group’s future obligations to such defined-contribution pension plans even if the staff leaves the Group.

(b)	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: when Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.26	Share-based payment

(a)	Equity-settled share-based payment transactions

The Group operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted:

•	including any market performance conditions such as an entity’s share price;

•	excluding the impact of any service and non-market performance vesting conditions such as profitability, sales growth targets and remaining an employee of the entity over a specified time period; and

•	including the impact of any non-vesting conditions such as the requirement for employees to save or holding shares for a specified period of time.

At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-marketing performance and service conditions. It recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity.

In addition, in some circumstances employees may provide services in advance of the grant date and therefore the grant date fair value is estimated for the purposes of recognizing the expense during the period between service commencement period and grant date.

When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital.

(b)	Share-based payment transactions among Group entities

The grant by the Company of options over its equity instruments to the employees of subsidiary undertakings in the Group is treated as a capital contribution. The fair value of employee services received, measured by reference to the grant date fair value, is recognized over the vesting period as an increase to investment in subsidiary undertakings, with a corresponding credit to equity in the parent entity accounts.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.27	Provisions

Provisions for environmental restoration, restructuring costs and legal claims are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

2.28	Revenue recognition

(a)	Sales of petroleum and chemical products

The Group manufactures and sells petroleum and chemical products. Sales are recognized when control of the products has transferred, being when the products are delivered to and accepted by the customer. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred to the customer, and either the customer has accepted the products in accordance with the sales contract, or the Group has objective evidence that all criteria for acceptance have been satisfied. Advance from customers but goods not yet delivered is recorded as contract liabilities and is recognized as revenues when a customer obtains control over the relevant goods.

Revenue excludes value added tax and is after deduction of any estimated trade discounts.

The Group has elected to apply the practical expedient that contract costs incurred related to contracts with an amortization period of less than one year have been expensed as incurred. The Group also applies the practical expedient in paragraph 121 of IFRS 15 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

(b)	Rental income

Rental income from investment property is recognized in the income statement on a straight-line basis over the term of the lease.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.28	Revenue recognition (continued)

(c)	Overseas shipping services

The Group arranges overseas shipping services for the customer and revenue is recognized over time and based on the actual shipping service provided to the end of the reporting period as a proportion of the total services to be provided, because the customer receives and uses the benefits simultaneously. This is determined based on the actual passages of time (days) relative to the total expected shipping days.

2.29	Interest income

Interest income from financial assets at FVPL is included in Other gains – net, see Note 9 below. Interest income on financial assets at amortized cost and financial assets at FVOCI calculated using the effective interest method is recognized in the consolidated income statement as part of other income.

Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).

Interest income is presented as finance income where it is earned from financial assets that are held for cash management purposes, see Note 10 below.

2.30	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.31	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in the income statement over the useful life of the asset by way of reduced depreciation expense.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.32	Leases

As explained in Note 2.1.1 (a) above, the Group has changed its accounting policy for leases. The new policy and the impact of the change are described in Note 3.

Until 31 December 2018, leases in which a significant portion of the risks and rewards of ownership were not transferred to the Group as lessee were classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to the income statement on a straight-line basis over the period of the lease.

Lease income from operating leases where the Group is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the balance sheet based on their nature. The Group did not need to make any adjustments to the accounting for assets held as lessor as a result of adopting the new leasing standard. The respective leased assets are included in the balance sheet bases on their nature.

2.33	Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.34	Research and development costs

Research and development costs comprise all costs that are directly attributable to research and development activities or that can be allocated on a reasonable basis to such activities. Research and development costs are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the research and development project so that it will be available for use or sale;

•	management intends to complete the research and development project, and use or sell it;

•	it can be demonstrated how the research and development project will generate economic benefits;

•	there are adequate technical, financial and other resources to complete the development and the ability to use or sell the research and development project; and

•	the expenditure attributable to the research and development project during its development phase can be reliably measured.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

2	Summary of significant accounting policies (continued)

2.34	Research and development costs (continued)

Other research and development expenditure that do not meet these criteria are recognized as an expense as incurred. Research and development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

2.35	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(1)	has control or joint control over the Group;

(2)	has significant influence over the Group; or

(3)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(1)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(2)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(3)	Both entities are joint ventures of the same third party.

(4)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(5)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(6)	The entity is controlled or jointly controlled by a person identified in (i).

(7)	A person identified in (i)(1) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

3	Changes in accounting policies

This note explains the impact of the adoption of IFRS 16 ‘Leases’ on the Group’s financial statements.

As indicated in Note 2.1.1 (a) above, the Group has adopted IFRS 16 ‘Leases’ retrospectively from 1 January 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transition provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on 1 January 2019. The new accounting policies are disclosed in Note 3.3 below.

3.1	Impact of adoption

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 ‘Leases’. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 January 2019. The lessee’s incremental borrowing rate applied to the lease liabilities on 1 January 2019 was from 4.35% to 4.90%.

(a)	Measurement of lease liabilities

RMB’000
Operating lease commitments disclosed as at 31 December 2018	84,746
Discounted using the lessee’s incremental borrowing rate of at the date of initial application	77,046
(Less): short-term leases recognized on a straight-line basis as expense	(315)

Lease liability recognized as at 1 January 2019	76,731

Of which are:
Current lease liabilities	74,093
Non-current lease liabilities	2,638

(b)	Measurement of right-of-use assets

Right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as at 31 December 2018. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

3	Changes in accounting policies (continued)

3.1	Impact of adoption (continued)

(c)	Adjustments recognized in the balance sheet on 1 January 2019

The change in accounting policy affected the following items in the balance sheet on 1 January 2019:

•	right-of-use assets – increase by RMB411,878 thousands (Note 16)

•	lease prepayment and other non-current assets – decreased by RMB335,026 thousands (Note 15)

•	prepayments – decrease by RMB121 thousands

•	lease liabilities – increase by RMB76,731 thousands

(d)	Impact on segment disclosures

As at 31 December 2019, allocated assets and allocated liabilities increased as a result of the change in accounting policy. Right-of-use assets and lease liabilities are now included in segment assets and liabilities. The following segments were affected by the change in policy:

	Addition to	Addition to
	allocated assets	allocated liabilities
	RMB’000	RMB’000
Synthetic fibres	9,047	536
Resins and plastics	50,006	5,177
Intermediate petrochemicals	46,320	2,738
Petroleum products	236,531	13,371
Trading of petrochemical products	13	–
Others	1,943	221

	343,860	22,043

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

3	Changes in accounting policies (continued)

3.1	Impact of adoption (continued)

(e)	Practical expedients applied

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

•	applying a single discount rate to a portfolio of leases with reasonably similar characteristics, and

•	accounting for operating leases with a remaining lease term of less than 12 months as at 1 January 2019 as short-term leases.

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Group relied on its assessment made applying IAS 17 and IFRIC 4 ‘Determining whether an Arrangement contains a Lease’.

3.2	Lessor accounting

The Group did not need to make any adjustments to the accounting for assets held as lessor under operating leases as a result of the adoption of IFRS 16.

3.3	The Group’s leasing activities and how these are accounted for

The Group leases various land, buildings, equipment, vehicles and others. Rental contracts of buildings, equipment, vehicles and others are typically made for fixed periods of 1 to 30 years. Rental contracts of land use rights are typically made for fixed periods of 30 to 50 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Until the 2018 financial year, leases were classified as either finance leases or operating leases. From 1 January 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

3	Changes in accounting policies (continued)

3.3	The Group’s leasing activities and how these are accounted for (continued)

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable,

•	variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date,

•	amounts expected to be payable by the Group under residual value guarantees,

•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

To determine the incremental borrowing rate, the Group:

•	where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received

•	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Group, which does not have recent third party financing, and

•	makes adjustments specific to the lease, eg term, country, currency and security.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

3	Changes in accounting policies (continued)

3.3	The Group’s leasing activities and how these are accounted for (continued)

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability,

•	any lease payments made at or before the commencement date less any lease incentives received,

•	any initial direct costs, and

•	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight- line basis, as follows:

Land use rights	30-50 years

Buildings	1-30 years

Equipment	1-2 years

Vehicles and others	1-5 years

Payments associated with short-term leases of equipment and vehicles are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

4	Financial risk management

4.1	Financial risk factors

The Group’s activities exposed it to a variety of financial risks: market risk (including foreign exchange risk, cash flow and fair value interest rate risk and commodity price risk), credit risk and liquidity risk. The Group’s overall risk management programmer focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(a)	Market risk

(i)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Nevertheless the Group is exposed to foreign exchange risk arising from the recognized assets and liabilities (mainly trade payables), and future transactions denominated in foreign currencies, primarily with respect to US dollar. The Group’s finance department at its headquarter is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimize the foreign exchange risk. For the year ended 31 December 2019 and 31 December 2018, the Group uses forward foreign exchange contracts and foreign exchange option contracts to mitigate its exposure to foreign exchange risk respect to US dollar. The forward and option contracts the Group used are not designed as hedging instrument. As at 31 December 2019, the nominal amount of US dollar foreign exchange options were amounted to RMB40,754 thousands (31 December 2018: RMB571,476 thousands), which would be matured within six months.

As at 31 December 2019, if the foreign currencies had weakened/strengthened by 5% against RMB with all other variables held constant, the Group’s net profit for the year would have been RMB13,699 thousands increased/decreased before considering the impact of forward and option contracts as a result of foreign exchange gains/losses on translation of foreign currencies denominated trade payables and borrowings (31 December 2018: RMB30,713 thousands).

(ii)	Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from short-term interest bearing borrowings. Borrowings obtained at variable rates expose the Group to cash flow interest rate risk. Borrowings obtained at fixed rates expose the Group to fair value interest rate risk. The Group determines the relative proportions of its fixed rate and floating rate contracts depending on the prevailing market conditions. As at 31 December 2019, the Group’s short-term borrowings denominated with floating rates amounted to RMB47,600 thousands, which represented 3% of total borrowing balance (31 December 2018: RMB497,249 thousands, representing 100% of total borrowing balance).

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(a)	Market risk (continued)

(ii)	Cash flow and fair value interest rate risk (continued)

The Group’s finance department at its headquarter continuously monitors the interest rate position of the Group. Increases in interest rates will increase the cost of new borrowing and the interest expenses with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. The Group makes adjustments timely with reference to the latest market conditions and may enter into interest rate swap agreements to mitigate its exposure to interest rate risk. For the years ended 31 December 2019 and 31 December 2018, the Group did not enter into any interest rate swap agreements.

As at 31 December 2019, if interest rates on the floating rate borrowings had risen/fallen by 50 basis points while all other variables had been held constant, the Group’s net profit would have decreased/ increased by approximately RMB179 thousands (31 December 2018: RMB1,865 thousands), mainly as a result of higher/lower interest expense on floating rate borrowings.

(iii)	Commodity price risk

The Group principally engages in processing crude oil into synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products. The selling price of petroleum products is periodically adjusted by government department based on the market price adjustment mechanism, and generally in connection with the crude oil price. The selling prices of synthetic fibers, resins and plastics and intermediate petrochemicals are market prices. The Group didn’t have any derivative financial instrument such as commodity futures and swaps, therefore the fluctuation of crude oil price could have significant impact on the Group.

(b)	Credit risk

(i)	Risk management

Credit risk is managed on group basis. It mainly arises from cash and cash equivalents, time deposits with banks, structured deposits, trade receivables, other receivables, bills receivable, etc.

Group expects that there is no significant credit risk associated with cash at bank (including time deposits and structured deposits) and bills receivable since they are deposits and bank acceptance bills at state-owned banks and other medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(b)	Credit risk (continued)

(i)	Risk management (continued)

In addition, the Group has policies to limit the credit exposure on trade receivables, other receivables and bills receivable. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The credit history of the customers is regularly monitored by the Group. In respect of customers with a poor credit history, the Group will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of the Group is limited to a controllable extent.

The Group considers the probability of default upon initial recognition of a financial asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period. To assess whether there is a significant increase in credit risk the Group compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forward-looking information. Especially the following indicators are incorporated:

•	internal credit rating;

•	external credit rating (as far as available);

•	actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtors’ ability to meet its obligations;

•	actual or expected significant changes in the operating results of the debtors;

•	significant increases in credit risk on other financial instruments of the same debtors;

•	significant changes in the value of the collateral supporting the obligation or in the quality of third-party guarantees or credit enhancements;

•	significant changes in the expected performance and behavior of the debtors, including changes in the payment status of debtors, etc.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(b)	Credit risk (continued)

(i)	Risk management (continued)

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making a contractual payment.

It has other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews regularly the recoverable amount of each individual trade receivables to ensure that adequate impairment losses are made for irrecoverable amounts. The Group has no significant concentrations of credit risk, with exposure spread over a large number of counterparties and costumers.

For other receivables, management makes periodic collective assessment as well as individual assessment on the recoverability of other receivables based on historical settlement records and forward-looking information. The management believe that there is no material credit risk inherent in the Group’s outstanding balance of other receivable.

(ii)	Impairment of financial assets

The Group has three types of financial assets that are subject to the expected credit loss model:

•	Trade receivables for sales of goods and from the providing services,

•	Other financial assets carried at amortised cost, and

•	Debt instruments carried at FVOCI

While cash and cash equivalents, time deposits with banks and bills receivable are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

Trade receivables

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables (including trade receivables with related parties and those carried at FVOCI).

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(b)	Credit risk (continued)

(ii)	Impairment of financial assets (continued)

Trade receivables (continued)

To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due.

The expected credit loss rates are based on the payment profiles of sales over a period of 36 months before 31 December 2019 and 31 December 2018 respectively and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

The loss allowances for trade receivables as at 31 December 2019 and 31 December 2018 reconcile to the opening loss allowances as follows:

	Trade receivables (including receivables from related parties)
	2019 RMB’000	2018 RMB’000
Opening loss allowance as at 1 January	54	37
Provision for loss allowance recognized in profit or loss	—	17
Reversal of previous impairment losses	(54)	—

Closing loss allowance at 31 December	—	54

For the year ended 31 December 2019 and 31 December 2018, the (reversal)/provision for loss allowance were recognized in profit or loss in net impairment losses on financial assets.

Impairment losses on trade receivables are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(b)	Credit risk (continued)

(ii)	Impairment of financial assets (continued)

Other financial assets at amortised cost

Other financial assets at amortized cost include other receivables.

As at 31 December 2019 and 31 December 2018, the internal credit rating of other receivables were performing. The Group has assessed that the expected credit losses for these receivables are not material under the 12 months expected losses method.

The loss allowance provision for other receivables as at 31 December 2019 and 31 December 2018 reconciles to the opening loss allowance provision as follows:

	Other receivables (including receivables from related parties)
	2019 RMB’000	2018 RMB’000
Opening loss allowance as at 1 January	144	1,016
Provision for loss allowance recognized in profit or loss	—	56
Reversal of previous impairment losses	(5)	(34)
Receivables written off during the year as uncollectible	—	(894)

Closing loss allowance at 31 December	139	144

Management considered the internal credit risk of other receivable including receivables from related parties were performing as they have a low risk of default and the counterparties have a strong capacity to meet its contractual cash flow obligations in the near term, and thus the impairment provision recognized during the period was limited to 12 months expected losses.

For year ended 31 December 2019, the (reversal)/provision for loss allowance were recognized in profit or loss in net impairment losses on financial assets in relation to the impaired other receivables.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(b)	Credit risk (continued)

(ii)	Impairment of financial assets (continued)

Debt instruments carried at FVOCI

Debt instruments carried at FVOCI include trade receivables and bills receivable with a business model which is achieved both by collecting contractual cash flows and selling of these assets. The loss allowance for debt instruments is recognized in profit or loss and reduces the fair value loss otherwise recognized in OCI.

While bills receivable carried at FVOCI are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial. The above Note 4 (b)(ii) provides the details about the loss allowance for trade receivables carried at FVOCI.

As at 31 December 2019 and 31 December 2018, no loss allowance was provided for financial assets at FVOCI.

(iii)	Net impairment losses on financial assets recognized in profit or loss

During the year, the following gains/(losses) were recognized in profit or loss in relation to impaired financial assets:

	2019 RMB’000	2018 RMB’000
Impairment losses – movement in loss allowance for trade and other receivables	—	(73)
Reversal of previous impairment losses	59	34

Net impairment losses on financial assets	59	(39)

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(b)	Credit risk (continued)

(iv)	Financial assets at fair value through profit or loss

The Group is also exposed to credit risk in relation to investments such as structured deposits and derivative financial instruments, which are measured at fair value through profit or loss. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

(c)	Liquidity risk

Cash flow forecast is performed by the operating entities of the Group and aggregated by Group finance. Group finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institution so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.

The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and its ability to obtain adequate external financing to support its working capital and meet its debt obligation when they become due. As at 31 December 2019, the Group had credit facilities with several PRC financial institutions which provided the Group to draw down or to guarantee the issuance of the bills of lading to RMB21,258,288 thousands, within which amounted to RMB17,601,233 thousands were unused. The maturity dates of the unused facility amounted to RMB15,101,233 thousands will be after 31 December 2020 as disclosed in Note 23(f). Management assessed that all the facilities could be renewed upon the expiration dates.

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group treasury. As at 31 December 2019, the Group held cash and cash equivalents of RMB7,449,699 thousands (31 December 2018: RMB8,741,893 thousands) (Note 23 (b)) and trade receivables (including trade receivables with related parties and those carried at FVOCI) of RMB2,376,098 thousands (31 December 2018: RMB3,181,196 thousands), that are expected to readily generate cash inflows for managing liquidity risk.

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	Financial risk management (continued)

4.1	Financial risk factors (continued)

(c)	Liquidity risk (continued)

Contractual maturities of financial liabilities 31 December 2019	Less than 1 year RMB’000	Between 1 and 2 years RMB’000	Between 2 and 5 years RMB’000	Over 5 years RMB’000	Total RMB’000
Non-derivatives
Borrowings	1,575,176	—	—	—	1,575,176
Lease liabilities	11,700	8,846	2,435	495	23,476
Bills payables	673,900	—	—	—	673,900
Trade payables	2,142,402	—	—	—	2,142,402
Other payables	747,133	—	—	—	747,133
Amounts due to related parties	5,702,728	—	—	—	5,702,728

	10,853,039	8,846	2,435	495	10,864,815

Derivatives
Derivative financial instruments	799	—	—	—	799

Contractual maturities of financial liabilities 31 December 2018	Less than 1 year RMB’000	Between 1 and 2 years RMB’000	Between 2 and 5 years RMB’000	Over 5 years RMB’000	Total RMB’000
Non-derivatives
Borrowings	501,435	—	—	—	501,435
Trade payables	2,922,998	—	—	—	2,922,998
Other payables	695,693	—	—	—	695,693
Amounts due to related parties	4,560,952	—	—	—	4,560,952

	8,681,078	—	—	—	8,681,078

Derivatives
Derivative financial instruments	11,005	—	—	—	11,005

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	Financial risk management (continued)

4.2	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.

As cash and cash equivalents exceed total borrowings, which was resulted primarily from profitability, there was no net debt as at 31 December 2019 and 31 December 2018.

4.3	Fair value estimation

The table below analyses the Group’s financial instruments carried at fair value as at 31 December 2019 and 31 December 2018 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

•

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	Financial risk management (continued)

4.3	Fair value estimation (continued)

Recurring fair value measurements As at 31 December 2019	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000
Financial assets
Financial assets at fair value through other comprehensive income
Trade and bill receivables	—	1,540,921	—	1,540,921
Equity investments	—	—	5,000	5,000
Structured deposits	—	—	3,318,407	3,318,407
Foreign exchange options	—	263	—	263

	—	1,541,184	3,323,407	4,864,591

Financial liabilities
Foreign exchange options	—	799	—	799

Recurring fair value measurements As at 31 December 2018	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000
Financial assets
Financial assets at fair value through other comprehensive income	—	1,672,431	—	1,672,431
Structured deposits	—	—	2,719,811	2,719,811
Foreign exchange options	—	7,468	—	7,468

	—	1,679,899	2,719,811	4,399,710

Financial liabilities
Foreign exchange options	—	11,005	—	11,005

The Group uses discounted cash flow model with inputted interest rate, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits classified as Level 3 financial assets.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

4	Financial risk management (continued)

4.3	Fair value estimation (continued)

Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the periods ended 31 December 2019:

	Equity	Structured
	investments	deposits	Total
	RMB’000	RMB’000	RMB’000
Closing balance 31 December 2018	—	2,719,811	2,719,811

Acquisitions	5,000	3,800,000	3,805,000
Disposals	—	(3,200,000)	(3,000,000)
Fair value change	—	(1,404)	(1,404)

Closing balance 31 December 2019	5,000	3,318,407	3,323,407

Financial assets and financial liabilities not measured at fair value mainly represent time deposits, trade receivables and other receivables, trade and other payables (except for the staff salaries and welfare payables and taxes payables) and borrowings. As at 31 December 2019 and 31 December 2018, these financial assets are expected to be collected in one year or less and these financial liabilities are due within one year or less. As a result, the carrying amounts of these financial assets and liabilities not measured at fair value are a reasonable approximation of their fair value.

5	Critical accounting estimates and assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

5	Critical accounting estimates and assumptions (continued)

(a)	Net realizable value (“NRV”) of inventories

The NRV is determined based on the estimated selling prices less the estimated costs to completion, if relevant, other costs necessary to make the sale, and the related taxes. Determination of estimated selling prices requires significant management judgement, taking into consideration of historical selling prices and future market trend. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than the estimate.

(b)	Impairments for non-financial assets

In determining the value in use, expected cash flows generated by the non-financial assets or the cash-generating unit are discounted to their present value. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

(c)	Useful life and residual value of property, plant and equipment

Property, plant and equipment, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets, taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

6	Segment information

The Group manages its business by divisions, which are organized by business lines. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker, Board of Directors, for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise investments accounted for using the equity method, deferred income tax assets, cash and cash equivalents, time deposits, structured deposits, entrusted lending and incomes relating to these assets (such as share of profit of investments accounted for using equity method and interest income) and borrowings and interest expenses.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

6	Segment information (continued)

The Group principally operates in five operating segments: synthetic fibers, resins and plastics, intermediate petrochemicals, petroleum products and trading of petrochemical products. Synthetic fibers, resins and plastics, intermediate petrochemicals and petroleum products are produced through intermediate steps from the principal raw material of crude oil. The specific products of each segment are as follows:

(i)	The synthetic fibers segment produces primarily polyester, acrylic fibers and carbon fibers, which are mainly used in the textile and apparel industries.

(ii)

The resins and plastics segment produces primarily polyester chips, polyethylene resins, polypropylene resins and PVA granules. The polyester chips are used to produce polyester fibers, coating and containers. Polyethylene resins and plastics are used to produce insulated cable, mulching films and molded products such as housewares and toys. Polypropylene resins are used for films, sheets and molded products such as housewares, toys, consumer electronics and automobile parts.

(iii)

The intermediate petrochemicals segment primarily produces p-xylene, benzene and ethylene oxide. The intermediate petrochemicals produced by the Group are both served as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibers, and sold to external customers.

(iv)

The petroleum products segment is equipped with crude oil refinery facilities used to produce qualified refined gasoline, fuel, diesel oil, heavy oil and liquefied petroleum gas, and provide raw materials for the Group’s downstream petrochemical processing facilities.

(v)	The trading of petrochemical products segment is primarily engaged in importing and exporting of petrochemical products. The products are sourced from international and domestic suppliers.

(vi)

Other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include investment property leasing, service provision and a variety of other commercial activities.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

6	Segment information (continued)

2019	Synthetic fibers RMB’000	Resins and plastics RMB’000	Intermediate petrochemicals RMB’000	Petroleum products RMB’000	Trading of petrochemical products RMB’000	Other segments RMB’000	Total RMB’000
Total segment revenue	2,200,229	10,304,812	24,698,643	66,754,731	21,881,214	1,502,840	127,342,469
Inter – segment revenue	—	(141,101)	(14,187,500)	(11,868,026)	(175,200)	(700,975)	(27,072,802)

Revenue from external customers	2,200,229	10,163,711	10,511,143	54,886,705	21,706,014	801,865	100,269,667

Timing of revenue recognition
At a point in time	2,200,229	10,163,711	10,511,143	54,886,705	21,695,864	801,865	100,259,517
Over time	—	—	—	—	10,150	—	10,150

	2,200,229	10,163,711	10,511,143	54,886,705	21,706,014	801,865	100,269,667

Total gross (loss)/profit	(501,062)	542,015	649,435	750,850	121,193	25,314	1,587,745

2018	Synthetic fibers RMB’000	Resins and plastics RMB’000	Intermediate petrochemicals RMB’000	Petroleum products RMB’000	Trading of petrochemical products RMB’000	Other segments RMB’000	Total RMB’000
Total segment revenue	2,225,594	10,868,758	26,327,039	66,009,608	27,650,410	1,488,856	134,570,265
Inter – segment revenue	—	(138,481)	(13,923,959)	(11,037,010)	(1,090,056)	(691,852)	(26,881,358)

Revenue from external customers	2,225,594	10,730,277	12,403,080	54,972,598	26,560,354	797,004	107,688,907

Timing of revenue recognition
At a point in time	2,225,594	10,730,277	12,403,080	54,972,598	26,537,983	797,004	107,666,536
Over time	—	—	—	—	22,371	—	22,371

	2,225,594	10,730,277	12,403,080	54,972,598	26,560,354	797,004	107,688,907

Total gross (loss)/profit	(537,590)	1,081,206	2,135,060	2,936,678	149,236	9,916	5,774,506

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

6	Segment information (continued)

	2019 RMB’000	2018 RMB’000
Segment result – profit/(loss) from operations
Petroleum products	705,469	2,910,063
Resins and plastics	401,454	900,440
Intermediate petrochemicals	413,914	1,934,926
Trading of petrochemical products	53,214	104,900
Synthetic fibers	(540,280)	(573,503)
Others	286,801	308,286

Profit from operations	1,320,572	5,585,112
Net finance income	362,963	337,412
Share of profit of investments accounted for using the equity method	972,593	885,597

Profit before income tax	2,656,128	6,808,121

Other profit and loss disclosures

	2019			2018
	Depreciation and amortization RMB’000	Impairment loss RMB’000	Inventory write- down RMB’000	Depreciation and amortization RMB’000	Impairment loss RMB’000	Inventory write down RMB’000
Synthetic fibers	(68,589)	7	(48,844)	(68,428)	(47,937)	(35,945)
Resins and plastics	(125,464)	6	(12,073)	(139,447)	(9)	(19,219)
Intermediate petrochemicals	(497,469)	(478)	(9,094)	(575,025)	(34,695)	(8,630)
Petroleum products	(972,688)	38	(167)	(862,659)	(50)	(22,209)
Trading of petrochemical products	(211)	—	—	(111)	—	—
Others	(174,367)	—	—	(161,943)	—	—

	(1,838,788)	(427)	(70,178)	(1,807,613)	(82,691)	(86,003)

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

6	Segment information (continued)

	As at 31 December
	2019 Total assets RMB’000	2018 Total assets RMB’000
Allocated assets
Synthetic fibres	997,650	1,114,911
Resins and plastics	1,802,681	1,924,863
Intermediate petrochemicals	3,721,337	4,176,850
Petroleum products	14,014,403	15,567,239
Trading of petrochemical products	1,492,405	1,807,433
Others	2,294,668	2,067,698

Allocated assets	24,323,144	26,658,994

Unallocated assets
Investments accounted for using the equity method	5,208,758	4,527,133
Cash and cash equivalents	7,449,699	8,741,893
Time deposits with banks	5,020,073	1,500,000
Deferred income tax assets	150,832	119,075
Financial assets at fair value through profit or loss	3,318,670	2,727,279
Others	22,899	111,523

Unallocated assets	21,170,931	17,726,903

Total assets	45,494,075	44,385,897

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

6	Segment information (continued)

	As at 31 December
	2019 Total liabilities RMB’000	2018 Total liabilities RMB’000
Allocated liabilities
Synthetic fibers	340,034	427,005
Resins and plastics	1,372,574	1,404,499
Intermediate petrochemicals	1,736,967	1,767,232
Petroleum products	8,482,596	7,813,381
Trading of petrochemical products	1,946,530	1,923,373
Others	73,127	79,712

Allocated liabilities	13,951,828	13,415,202

Unallocated liabilities
Borrowings	1,547,600	497,249
Financial liabilities at fair value through profit or loss	799	11,005

Unallocated liabilities	1,548,399	508,254

Total liabilities	15,500,227	13,923,456

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

6	Segment information (continued)

	2019 RMB’000	2018 RMB’000
Additions to property, plant and equipment, construction in progress, right-of-use assets, lease prepayments and other non-current assets
Synthetic fibres	294,515	124,188
Resins and plastics	74,633	112,638
Intermediate petrochemicals	204,021	246,857
Petroleum products	1,024,626	806,833
Trading of petrochemical products	89	—
Others	103,418	98,737

	1,701,302	1,389,253

Entity-wide information

The Group’s revenue from external customers are mainly within Mainland China in 2019 and 2018. As at 31 December 2019 and 31 December 2018, assets are also mainly within Mainland China.

Revenue of approximate RMB42,657,975 thousands (2018: RMB42,492,816 thousands) are derived from a single customer.

These revenues are attributable to the petroleum products and others segments.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

7	Other operating income

	2019 RMB’000	2018 RMB’000
Government grants (i)	69,678	116,330
Rental income from investment property (Note 18)	76,381	76,001
Others	4,655	10,286

	150,714	202,617

(i)	Government grants

Grants related to R&D, other tax refund and subsidies of RMB69,241 thousands (2018: RMB115,893 thousands) are included in the government grants line item. There are no unfulfilled conditions or other contingencies attaching to these grants. The Group did not benefit directly from any other forms of government assistance.

Deferral and presentation of government grants

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to profit or loss on a straight-line basis over the expected lives of the related assets. See Note 26 for further details. For the year ended 31 December 2019, RMB437 thousands were included in the government grants line item (As at 31 December 2018: RMB437 thousands).

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

8	Other operating expenses

	2019 RMB’000	2018 RMB’000
Cost related to lease of investment properties	(16,199)	(19,367)
Others	(5,726)	(13,181)

	(21,925)	(32,548)

9	Other gains – net

	2019 RMB’000	2018 RMB’000
Net gains on disposal of land, property, plant and equipment (i)	158,551	172,508
Income from structured deposits	85,444	19,811
Fair value gains/(losses) on foreign exchange option and forward exchange contracts	3,001	(2,021)
(Losses)/gains from disposal of subsidiaries (Note 20)	(60,951)	1,622
Net foreign exchange gains/(losses)	2,648	(31,770)
Net (losses)/gains on settlement of foreign exchange option and forward foreign exchange contracts	(15,316)	16,540
Others	(19,513)	—

	153,864	176,690

(i)

The net gains on disposal of land, property, plant and equipment were mainly composed of gains on disposal of land of Zhejiang Jin Yong Acrylic Fiber Company Limited (“Jinyong”) which amounted to RMB126,817 thousands.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

10	Finance income and expenses

	2019 RMB’000	2018 RMB’000
Net foreign exchange gains	18,571	—
Interest income	398,176	443,661

Finance income	416,747	443,661

Interest on bank and other borrowings	(59,378)	(84,425)
Less: amounts capitalized on qualifying assets	5,594	5,179

Net interest expenses	(53,784)	(79,246)
Net foreign exchange losses	—	(27,003)

Finance expenses	(53,784)	(106,249)

Finance income – net	362,963	337,412

11	Expense by nature

	2019 RMB’000	2018 RMB’000
Cost of raw material	57,101,961	56,601,977
Cost of trading products	21,566,364	26,392,366
Employee benefit expenses (Note 12)	3,147,372	2,888,572
Depreciation and amortization (Note 15,17,18)	1,736,790	1,807,613
Repairs and maintenance expenses	1,089,829	1,265,919
Change of goods in process and finished goods	446,779	(277,403)
Transportation costs	297,416	326,553
External processing fee	215,288	185,164
Sales commissions (Note 30)	125,641	139,954
Depreciation charge of right-of-use assets (Note 16)	101,998	—
Inventory write-down (Note 22)	70,178	86,003
Auditors’ remuneration – audit services	7,800	7,800
Leasing expenses	2,961	96,520
Impairment loss (Note 19)	486	82,652
Other expenses	1,107,017	771,401

Total cost of sales, selling and administrative expenses	87,017,880	90,375,091

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

12	Employee benefit expenses

	2019 RMB’000	2018 RMB’000
Wages and salaries	1,931,121	1,814,991
Social welfare costs	782,789	712,556
Others	433,462	374,029
Share-based payments granted to directors and employees (Note 28,29)	—	(13,004)

Total employee benefit expense	3,147,372	2,888,572

(i)	Five highest paid individuals

For the years ended 31 December 2019 and 31 December 2018, all 5 individuals with the highest emoluments are directors and supervisors whose emoluments are disclosed in Note 36(i).

13	Income tax

	2019 RMB’000	2018 RMB’000
– Current income tax	460,720	1,471,671
– Deferred taxation	(31,757)	232

Income tax expense	428,963	1,471,903

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

13	Income tax (continued)

A reconciliation of the expected income tax calculated at the applicable tax rate and total profit, with the actual income tax is as follows:

	2019 RMB’000	2018 RMB’000
Profit before income tax	2,656,128	6,808,121

Expected PRC income tax at the statutory tax rate of 25%	664,032	1,702,032
Tax effect of share of profit of investments accounted for using the equity method	(239,562)	(218,024)
Tax effect of other non-taxable income	(14,959)	(17,270)
Tax effect of non-deductible loss, expenses and costs	42,906	20,123
True up for final settlement of enterprise income taxes in respect of previous years	(2,618)	12,678
Tax losses for which no deferred income tax asset was recognized	9,578	10,017
Utilization of previously unrecognized tax losses	(30,414)	(37,653)

Actual income tax	428,963	1,471,903

The provision for PRC income tax is calculated at the rate of 25% (2018: 25%) on the estimated taxable income of the year ended 31 December 2019 determined in accordance with relevant income tax rules and regulations. The Group did not carry out business overseas and therefore does not incur overseas income taxes.

(i)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2019 RMB’000	2018 RMB’000
Deferred tax assets:
– Deferred tax asset to be recovered after more than 12 months	25,195	72,875
– Deferred tax asset to be recovered within 12 months	133,187	50,049

	158,382	122,924

Deferred tax liabilities:
– Deferred tax liabilities to be recovered after more than 12 months	(2,946)	(2,611)
– Deferred tax liabilities to be recovered within 12 months	(4,604)	(1,238)

	(7,550)	(3,849)

Deferred tax assets – net	150,832	119,075

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

13	Income tax (continued)

(ii)	Movements in deferred tax assets and liabilities are as follows:

	Balance as at 1 January 2019 RMB’000	(Charged)/ deducted to profit or loss RMB’000	Balance as at 31 December 2019 RMB’000
Deferred tax assets
Impairment for bad and doubtful debts and provision for inventories	39,606	(705)	38,901
Provision for impairment losses in fixed assets and construction in progress	219,610	(11,978)	207,632
Difference in depreciation	(145,709)	(33,091)	(178,800)
Others	9,417	81,232	90,649

	122,924	35,458	158,382

Deferred tax liabilities
Gains of financial assets at fair value	—	(4,604)	(4,604)
Capitalization of borrowing costs and others	(3,849)	903	(2,946)

	(3,849)	(3,701)	(7,550)

Deferred tax assets – net	119,075	31,757	150,832

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

13	Income tax (continued)

(ii)	Movements in deferred tax assets and liabilities are as follows: (continued)

		(Charged)/
	Balance as at	deducted to	Balance as at
	1 January 2018	profit or loss	31 December 2018
	RMB’000	RMB’000	RMB’000
Deferred tax assets
Impairment for bad and doubtful debts and provision for inventories	24,507	15,099	39,606
Provision for impairment losses in fixed assets and construction in progress	202,988	16,622	219,610
Difference in depreciation	(115,495)	(30,214)	(145,709)
Share-based payments	3,816	(3,816)	—
Others	8,578	839	9,417

	124,394	(1,470)	122,924

Deferred tax liabilities
Capitalization of borrowing costs and others	(5,087)	1,238	(3,849)

Deferred tax assets – net	119,307	(232)	119,075

The Group recognizes deferred tax assets only to the extent that it is probable that future taxable income will be available against which the assets can be utilized. Based on the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets will be utilized, management believes that it is probable the Group will realize the benefits of these temporary differences for which deferred tax assets have been recognized.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

13	Income tax (continued)

(iii)	Deferred tax assets not recognized

As at 31 December 2019, certain subsidiaries of the Company did not recognize the deferred tax assets in respect of the impairment losses on property, plant and equipment amounting to RMB29,969 thousands (31 December 2018: RMB29,969 thousands), because it was not probable that the related tax benefit would be realized.

As at 31 December 2019, certain subsidiaries of the Company did not recognize the deferred tax assets in respect of unused tax losses of RMB121,723 thousands (31 December 2018: RMB89,713 thousands) carried forward for PRC income tax purpose because it was not probable that the related tax benefit would be realized.

Tax losses carried forward that are not recognized as deferred tax assets will expire in the following years:

	2019	2018
	RMB’000	RMB’000
2019	—	6,132
2020	17,775	17,945
2021	12,880	12,880
2022	12,687	12,687
2023	40,069	40,069
2024	38,312	—

	121,723	89,713

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

14	Earnings per share

(a)	Basic

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year.

	2019	2018
	RMB’000	RMB’000
Net profit attributable to owners of the Company	2,215,728	5,336,331

Weighted average number of ordinary shares in issue (thousands of shares)	10,823,814	10,823,497

Basic earnings per share (RMB per share)	RMB0.205	RMB0.493

(b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

As at 31 December 2019 and 31 December 2018, there were no potential dilutive ordinary share due to no outstanding share option.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

15	Lease prepayments and other non-current assets

		Other	Long-term
	Land	Intangible	prepaid
	use rights	assets	expense	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at 1 January 2018
Cost	725,152	81,085	349,588	1,155,825
Accumulated amortization	(350,980)	(57,596)	—	(408,576)

Net book amount	374,172	23,489	349,588	747,249

Year ended 31 December 2018
Opening net book amount	374,172	23,489	349,588	747,249
Additions	—	3,008	374,519	377,527
Charge for the year	(14,815)	(5,929)	(221,418)	(242,162)
Transferred to assets classified as held for sale	(24,331)	—	—	(24,331)

Closing net book amount	335,026	20,568	502,689	858,283

As at 31 December 2018	335,026	20,568	502,689	858,283
Change in accounting policy (Note 3)	(335,026)	—	—	(335,026)

Restated opening amount as at 1 January 2019	—	20,568	502,689	523,257

Cost	—	84,093	502,689	586,782
Accumulated amortization	—	(63,525)	—	(63,525)

Net book amount	—	20,568	502,689	523,257

Year ended 31 December 2019
Opening net book amount	—	20,568	502,689	523,257
Additions	—	1,762	170,687	172,449
Charge for the year	—	(4,695)	(209,597)	(214,292)

Closing net book amount	—	17,635	463,779	481,414

As at 31 December 2019
Cost	—	85,855	463,779	549,634
Accumulated amortization	—	(68,220)	—	(68,220)

Net book amount	—	17,635	463,779	481,414

For the year ended 31 December 2019, the amortization of RMB214,292 thousands (2018: RMB242,162 thousands) has been charged in Cost of sales.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

16	Leases

(a)	Amounts recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	As at	As at
	31 December 2019	1 January 2019
	RMB’000	RMB’000
Right-of-use assets
Land use rights	320,212	335,026
Buildings	22,205	12,233
Equipment	168	63,471
Others	1,275	1,148

	343,860	411,878

Lease liabilities
Current	11,450	74,093
Non-current	10,593	2,638

	22,043	76,731

For the year ended 31 December 2019, additions to the right-of-use assets were RMB33,980 thousands.

(b)	Amounts recognized in the income statement

The income statement shows the following amounts relating to leases:

	2019	2018
	RMB’000	RMB’000
Depreciation charge of right-of-use assets
Land use rights	(14,814)	—
Buildings	(12,541)	—
Equipment	(74,025)	—
Others	(618)	—

	(101,998)	—

Interest expense (included in finance cost)	(2,570)	—
Expense relating to short-term leases (included in Cost of sales)	(2,961)	—

The total cash outflow for leases in 2019 was RMB94,441 thousands.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

17	Property, plant and equipment

	Buildings	Plant and machinery	Vehicles and other equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at 1 January 2018
Cost	3,641,220	41,661,819	1,907,177	47,210,216
Accumulated depreciation	(2,239,728)	(29,299,129)	(1,516,564)	(33,055,421)
Impairment loss	(279,099)	(948,041)	(61,227)	(1,288,367)

Net book amount	1,122,393	11,414,649	329,386	12,866,428

Year ended 31 December 2018
Opening net book amount	1,122,393	11,414,649	329,386	12,866,428
Additions	—	58,906	25,602	84,508
Disposals	(10,069)	(25,141)	(2,404)	(37,614)
Disposal of subsidiaries	—	—	(2,291)	(2,291)
Reclassification	775	(13,904)	13,129	—
Transferred from construction in progress (Note 19)	7,260	309,346	28,329	344,935
Charge for the year	(87,129)	(1,398,681)	(65,114)	(1,550,924)
Impairment loss	—	(58,652)	—	(58,652)

Closing net book amount	1,033,230	10,286,523	326,637	11,646,390

As at 31 December 2018
Cost	3,229,642	41,007,229	1,785,889	46,022,760
Accumulated depreciation	(2,142,540)	(29,905,377)	(1,451,131)	(33,499,048)
Impairment loss	(53,872)	(815,329)	(8,121)	(877,322)

Net book amount	1,033,230	10,286,523	326,637	11,646,390

Year ended 31 December 2019
Opening net book amount	1,033,230	10,286,523	326,637	11,646,390
Additions	—	99,041	15,578	114,619
Disposals	(4,114)	(60,503)	(5,988)	(70,605)
Reclassification	16,395	(82,604)	66,209	—
Transferred from construction in progress (Note 19)	26,655	999,412	97,553	1,123,620
Transferred from investment properties (Note 18)	6,924	—	—	6,924
Transferred to investment properties (Note 18)	(12,347)	—	—	(12,347)
Charge for the year	(92,123)	(1,346,725)	(68,956)	(1,507,804)

Closing net book amount	974,620	9,895,144	431,033	11,300,797

As at 31 December 2019
Cost	3,336,375	41,455,159	1,871,684	46,663,218
Accumulated depreciation	(2,310,970)	(30,793,083)	(1,432,530)	(34,536,583)
Impairment loss	(50,785)	(766,932)	(8,121)	(825,838)

Net book amount	974,620	9,895,144	431,033	11,300,797

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

17	Property, plant and equipment (continued)

For the year ended 31 December 2019, the amount of depreciation expense charged to cost of sales and selling and administrative expense were RMB1,498,625 thousands and RMB9,179 thousands, respectively (2018: RMB1,541,799 thousands and RMB9,125 thousands, respectively).

For the year ended 31 December 2019, the written off of impairment loss of the Group amounted to RMB51,484 thousands due to the disposal of property, plant and equipment.

For the year ended 31 December 2019, the Group made impairment provision of RMB58,652 thousands against these property, plant and equipment with schemes of technology upgrades and replacement in the coming years.

18	Investment properties

RMB’000
As at 1 January 2018 As at 1 January 2018
Cost	594,135
Accumulated depreciation	(202,869)

Net book amount	391,266

Year ended 31 December 2018
Opening net book amount	391,266
Charge for the year	(14,527)

Closing net book amount	376,739

As at 31 December 2018
Cost	594,135
Accumulated depreciation	(217,396)

Net book amount	376,739

Year ended 31 December 2019
Opening net book amount	376,739
Transferred from property plant and equipment (Note 17)	12,347
Transferred to property plant and equipment (Note 17)	(6,924)
Charge for the year	(14,694)

Closing net book amount	367,468

As at 31 December 2019
Cost	602,659
Accumulated depreciation	(235,191)

Net book amount	367,468

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

18	Investment properties (continued)

As at 31 December 2019, the Group had no contractual obligations for future repairs and maintenance (31 December 2018: Nil).

Investment properties represent certain floors of an office building leased to other entities including related parties.

(a)

The fair value of the investment properties of the Group as at 31 December 2019 was estimated by the directors to be approximately RMB1,230,191 thousands by reference to market values of similar properties in the nearby area (31 December 2018: RMB1,436,852 thousands). This fair value estimation was at level 3 of fair value hierarchy by using market observable inputs. The investment properties have not been valued by external independent appraisers.

(b)	Rental income of RMB76,381 thousands was recognized by the Group for the year ended 31 December 2019 (2018: RMB76,001 thousands).

(c)	Leasing arrangements

The investment properties are leased to tenants under operating leases with rentals payable monthly. There are no variable lease payments that depend on an index or rate. Where considered necessary to reduce credit risk, the Group may obtain bank guarantees for the term of the lease.

Although the Group is exposed to changes in the residual value at the end of the current leases, the Group typically enters into new operating leases and therefore will not immediately realize any reduction in residual value at the end of these leases. Expectations about the future residual values are reflected in the fair value of the properties.

Minimum lease payments receivable on leases of investment properties are as follows:

	2019	2018
	RMB’000	RMB’000
Within 1 year	43,322	48,386
Between 1 and 2 years	1,517	3,715
Above 2 years	—	—

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

19	Construction in progress

	2019	2018
	RMB’000	RMB’000
As at 1 January	1,559,401	1,001,118
Additions	1,380,254	927,218
Transferred to property plant and equipment (Note 17)	(1,123,620)	(344,935)
Impairment loss	(486)	(24,000)

As at 31 December	1,815,549	1,559,401

As at 31 December 2019, the impairment loss in construction in progress were RMB34,661 thousands (31 December 2018: RMB34,175 thousands).

For the year ended 31 December 2019, the Group capitalized borrowing costs amounting to RMB5,594 thousands (2018: RMB5,179 thousands) on qualifying assets. Borrowing costs were capitalized at the weighted average rate of its general borrowings of 3.35% (2018: 3.63%).

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

20	Subsidiaries

The following list contains the particulars of major subsidiaries of the Group, all of which are limited companies established and operated in the PRC.

Company	Registered capital ’000		Percentage of equity directly held by the Company %	Percentage of equity held by the Group %	Percentage of equity held by non-controlling interests %	Principal activities
As at 31 December 2019
Shanghai Petrochemical Investment Development Company Limited	RMB	1,000,000	100.00	100.00	—	Investment management
China Jinshan Associated Trading Corporation	RMB	25,000	67.33	67.33	32.67	Import and export of petrochemical products and equipment
Shanghai Jinchang Engineering Plastics Company Limited	USD	9,154	—	74.25	25.75	Production of polypropylene compound products
Shanghai Golden Phillips Petrochemical Company Limited	USD	50,000	—	100.00	—	Production of polyethylene products
Shanghai Jinshan Trading Corporation	RMB	100,000	—	67.33	32.67	Import and export of petrochemical products

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

20	Subsidiaries (continued)

Company	Registered capital ’000		Percentage of equity directly held by the Company %	Percentage of equity held by the Group %	Percentage of equity held by non-controlling interests %	Principal activities
As at 31 December 2018
Shanghai Petrochemical Investment Development Company Limited	RMB	1,000,000	100.00	100.00	—	Investment management
China Jinshan Associated Trading Corporation	RMB	25,000	67.33	67.33	32.67	Import and export of petrochemical products and equipment
Shanghai Jinchang Engineering Plastics Company Limited	USD	9,154	—	74.25	25.75	Production of polypropylene compound products
Shanghai Golden Phillips Petrochemical Company Limited (b)	USD	50,000	—	100.00	—	Production of polyethylene products
Jinyong (a)	RMB	250,000	75.00	75.00	25.00	Production of acrylic fibre products
Shanghai Jinshan Trading Corporation	RMB	100,000	—	67.33	32.67	Import and export of petrochemical products

The total comprehensive income attributable to non-controlling interests for the year ended 31 December 2019 is RMB11,437 thousands (2018: comprehensive loss amounted RMB113 thousands).

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

20	Subsidiaries (continued)

(a)

On 23 August 2019, the Group disposed 75% share of Jinyong, a former subsidiary of the Group, due to its bankruptcy and liquidation. The disposal loss amounted RMB60,951 thousands was included in Other gains – net (Note 9).

2019 RMB’000
Carrying amount of net assets at the date of disposal	54,940
Non-controlling interests derecognized	6,011

Loss on disposal of subsidiary	60,951

The carrying amounts of total assets and liabilities as at the date of disposal were:

As at 23 August 2019 RMB’000
Total assets	141,121
Total liabilities	(86,181)

Net assets	54,940

(b)

In July 2018, the Company’s subsidiary, Shanghai Petrochemical Investment Development Company Limited (“Toufa”), reached an agreement with the other investor, Philips Petroleum International Investment Company (“Philips Petroleum”), to acquire the remaining 40% share from Philips Petroleum in Shanghai Golden Phillips Petrochemical Company Limited (“Golden Phillips”), at a cash consideration of RMB152,800 thousands. The transaction was approved and completed in October 2018. Upon completion, Golden Phillips became a wholly owned subsidiary of Toufa.

2018 RMB’000
Carrying amount of non-controlling interests acquired	162,359
Consideration paid to non-controlling interests	(152,800)

Gains recognized in the transactions with non-controlling interests within equity – other reserves	9,559

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

21	Investments accounted for using the equity method

The amounts recognized in the balance sheet are as follows:

	As at 31 December
	2019 RMB’000	2018 RMB’000
Associates
– Share of net assets	4,973,464	4,297,265

Joint ventures
– Share of net assets	235,294	229,868

	5,208,758	4,527,133

The amounts recognized in the share of profit of investments accounted for using the equity method are as follows:

	2019 RMB’000	2018 RMB’000
Associates	927,814	839,425
Joint ventures	44,779	46,172

	972,593	885,597

Investment in associates

	2019 RMB’000	2018 RMB’000

As at 1 January	4,297,265	4,239,795
Additions (Note 30)	320,000	—
Share of profit	904,265	839,425
Other comprehensive income/(loss)	7,449	(7,014)
Cash dividends distribution	(555,515)	(774,941)

As at 31 December	4,973,464	4,297,265

Set out below are the material associates of the Group as at 31 December 2019. The associates as listed below have share capital consisting solely of ordinary shares, which are held directly by the Group; the country of incorporation or registration is also their principal place of business.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

21	Investments accounted for using the equity method (continued)

Investment	in associates (continued)

Principal activities of material associates as at 31 December 2019.

Name of entity	Place of business/country of incorporation	% of ownership interest	Principal activities	Measurement method
Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”)	PRC	20.00	Manufacturing and distribution of chemical products	Equity
Shanghai Chemical Industry Park Development Company Limited (“Chemical Industry”)	PRC	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC	Equity
Shanghai Jinsen Hydrocarbon Resins Company Limited (“Jinsen”)	PRC	40.00	Production of resins products	Equity
Shanghai Azbil Automation Company Limited (“Azbil”)	PRC	40.00	Service and maintenance of building automation systems and products	Equity
Shanghai Shidian Energy Company Limited (“Shidian Energy”) (i)	PRC	40.00	Electric power supply	Equity

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

21	Investments accounted for using the equity method (continued)

Investment	in associates (continued)

Principal activities of material associates as at 31 December 2018.

Name of entity	Place of business/ country of incorporation	% of ownership interest	Principal activities	Measurement method
Shanghai Secco	PRC	20.00	Manufacturing and distribution of chemical products	Equity
Chemical Industry	PRC	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC	Equity
Jinsen	PRC	40.00	Production of resins products	Equity
Azbil	PRC	40.00	Service and maintenance of building automation systems and products	Equity

Shanghai Secco, Chemical Industry, Jinsen, Azbil and Shidian Energy are private companies and there are no quoted market prices available for their shares.

There are no contingent liabilities relating to the Group’s interest in the associates.

(i)	In 2019, Toufa invested RMB320,000 thousands to acquire 40% share of Shidian Energy, of which RMB71,816 thousands was contributed by property, plant and equipment at fair market price.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

21	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Summarized financial information for material associates

Set out below are the summarized financial information for the above associates.

Summarized balance sheet for material associates

	Shanghai Secco	Chemical Industry	Jinsen	Azbil	Shidian Energy
As at 31 December 2019	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Current
– Current assets	11,858,124	4,356,339	85,302	204,965	745,425
– Current liabilities	(3,196,334)	(1,468,162)	(18,114)	(75,572)	(9,849)
Non-current
– Non-current assets	5,020,292	3,153,858	69,154	3,049	69,588
– Non-current liabilities	(12,730)	(485,735)	—	—	—

Net Assets	13,669,352	5,556,300	136,342	132,442	805,164

		Shanghai Secco	Chemical Industry	Jinsen	Azbil
As at 31 December 2018		RMB’000	RMB’000	RMB’000	RMB’000
Current
– Current assets		9,537,354	3,785,819	100,065	189,514
– Current liabilities		(2,232,583)	(1,433,001)	(14,855)	(68,106)
Non-current
– Non-current assets		5,517,999	3,219,257	68,128	2,586
– Non-current liabilities		—	(514,254)	—	—

Net Assets		12,822,770	5,057,821	153,338	123,994

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

21	Investments accounted for using the equity method (continued)

Investment	in associates (continued)

Summarized statement of comprehensive income for material associates

2019	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000	Shidian Energy RMB’000
Revenue	28,341,032	1,936,537	197,199	297,694	112,143
Post-tax profit/(loss) from continuing operations	3,383,582	609,540	(16,996)	38,448	5,166
Other comprehensive income	—	19,470	—	—	—

Total comprehensive income/(loss)	3,383,582	629,010	(16,996)	38,448	5,166

Dividends declared by associate	2,537,000	79,000	—	30,000	—

2018		Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000
Revenue	26,319,957		1,880,004	208,901	255,554
Post-tax profit/(loss) from continuing operations		3,228,682	472,804	(12,845)	30,119
Other comprehensive loss		—	(18,331)	—	—

Total comprehensive income/(loss)	3,228,682		454,473	(12,845)	30,119

Dividends declared by associate	3,675,840		61,001	—	25,900

The information above reflects the amounts presented in the financial statements of the associates (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the Group and the associates.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

21	Investments accounted for using the equity method (continued)

Investment	in associates (continued)

Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of its interest in material associates

2019	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000	Shidian Energy RMB’000
Opening net assets 1 January	12,822,770	5,057,821	153,338	123,994	—
Profit/(loss) for the year	3,383,582	609,540	(16,996)	38,448	5,166
Increase in share capital	—	—	—	—	800,000
Other comprehensive Income	—	19,470	—	—	—
Decrease in reserves	—	(51,535)	—	—	—
Declared dividends	(2,537,000)	(79,000)	—	(30,000)	—

Closing net assets	13,669,352	5,556,296	136,342	132,442	805,166

% of ownership interest	20.00%	38.26%	40.00%	40.00%	40.00%
Interest in associates	2,733,872	2,125,839	54,537	52,977	322,066
Unrealized upstream and downstream transaction	(9,512)	—	—	—	(22,708)
Unentitled portion (Note a)	—	(328,629)	—	—	—

Carrying value	2,724,360	1,797,210	54,537	52,977	299,358

2018		Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000
Opening net assets 1 January		13,269,928	4,664,349	166,183	119,775
Profit/(loss) for the year		3,228,682	472,804	(12,845)	30,119
Other comprehensive loss		—	(18,331)	—	—
Declared dividends		(3,675,840)	(61,001)	—	(25,900)

Closing net assets		12,822,770	5,057,821	153,338	123,994

% of ownership interest		20.00%	38.26%	40.00%	40.00%
Interest in associates		2,564,556	1,935,122	61,335	49,598
Unrealized upstream and downstream transaction		(9,512)	—	—	—
Unentitled portion (Note a)		—	(348,346)	—	—

Carrying value		2,555,044	1,586,776	61,335	49,598

Note a: Unentitled portion represented the earnings from sales of the lands injected by Government in Chemical Industry that cannot be shared by other shareholders.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

21	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Summarized financial information for other associates

	2019 RMB’000	2018 RMB’000

Aggregate carrying value of investments at 31 December	45,022	44,512

Aggregate amounts of the group’s share of:
Profit for the year	6,400	5,884

Total comprehensive income	6,400	5,884

Investment in joint ventures

	2019 RMB’000	2018 RMB’000
As at 1 January	229,868	212,249
Investment addition	—	7,979
Share of profit	44,779	46,172
Cash dividends distribution	(39,353)	(36,532)

As at 31 December	235,294	229,868

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

21	Investments accounted for using the equity method (continued)

Investment in joint ventures (continued)

The joint venture listed below has share capital consisting solely of ordinary shares, which is held directly by the Group as at 31 December 2019 and 31 December 2018.

As at 31 December 2019 and 31 December 2018	Place of business/country of incorporation	% of ownership interest	Principal activities	Measurement method
BOC	PRC	50.00	Production and sales of industrial gases	Equity
Shanghai Petrochemical Pressure Vessel Testing Center (“JYJC”)	PRC	50.00	Provide inspection and testing service	Equity
Shanghai Petrochemical Yangu Gas Development Company Limited (“Yangu Gas”)	PRC	50.00	Production and sales of industrial gases	Equity

BOC, JYJC and Yangu Gas are private companies and there are no quoted market prices available for their shares.

Summarized financial information for joint ventures

Set out below are the summarized financial information for joint ventures which are accounted for using the equity method.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

21	Investments accounted for using the equity method (continued)

Investment in joint ventures (continued)

Summarized balance sheet for joint ventures

As at 31 December 2019	BOC RMB’000	JYJC RMB’000	Yangu Gas RMB’000
Current
Cash and cash equivalents	182,548	11,200	51,386
Other current assets (excluding cash)	64,837	9,557	12,565

Total current assets	247,385	20,757	63,951

Total current liabilities	(37,444)	(3,993)	(3,460)

Non-current
Total non-current assets	181,372	1,937	36,972
Total non-current liabilities	(26,378)	—	—

Net assets	364,935	18,701	97,463

As at 31 December 2018	BOC RMB’000	JYJC RMB’000	Yangu Gas RMB’000
Current
Cash and cash equivalents	137,505	8,086	42,415
Other current assets (excluding cash)	68,454	11,441	14,164

Total current assets	205,959	19,527	56,579

Total current liabilities	(41,962)	(4,607)	(3,745)

Non-current
Total non-current assets	198,555	2,357	44,589
Total non-current liabilities	—	—	—

Net assets	362,552	17,277	97,423

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

21	Investments accounted for using the equity method (continued)

Investment in joint ventures (continued)

Summarized statement of comprehensive income for joint ventures

2019	BOC RMB’000	JYJC RMB’000	Yangu Gas RMB’000
Revenue	414,374	29,290	55,302
Depreciation and amortization	(50,199)	—	(11,272)
Interest income	636	308	1,119
Interest expense	—	—	—
Profit from continuing operations	108,565	3,107	40
Income tax expense	(28,382)	(777)	—
Post-tax profit from continuing operations	80,183	2,330	40
Other comprehensive income	—	—	—

Total comprehensive income	80,183	2,330	40

Dividends declared by joint venture	77,800	906	—

2018	BOC RMB’000	JYJC RMB’000	Yangu Gas RMB’000
Revenue	423,160	21,542	58,679
Depreciation and amortization	(46,456)	—	(2,245)
Interest income	1,154	27	541
Interest expense	—	—	—
Profit/(loss) from continuing operations	114,275	1,833	(2,518)
Income tax expense	(27,799)	(450)	—
Post-tax profit/(loss) from continuing operations	86,476	1,383	(2,518)
Other comprehensive income	—	—	—

Total comprehensive income/(loss)	86,476	1,383	(2,518)

Dividends declared by joint venture	73,000	64	—

The information above reflects the amounts presented in the financial statements of the joint ventures (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the Group and the joint ventures.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

21	Investments accounted for using the equity method (continued)

Investment in joint ventures (continued)

Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of its interest in material joint ventures

2019	BOC RMB’000	JYJC RMB’000	Yangu Gas RMB’000
Opening net assets 1 January	362,552	17,277	97,423
Profit for the year	80,183	2,330	40
Other comprehensive income	—	—	—
Declared dividends	(77,800)	(906)	—

Closing net assets	364,935	18,701	97,463
% of ownership interest	50.00%	50.00%	50.00%
Interest in joint ventures	182,467	9,350	48,733
Unrealized downstream transactions	(5,256)	—	—

Carrying value	177,211	9,350	48,733

2018	BOC RMB’000	JYJC RMB’000	Yangu Gas RMB’000
Opening net assets 1 January	349,076	—	99,941
Net assets as at 31 March	—	15,958	—
Profit/(loss) for the year	86,476	1,383	(2,518)
Other comprehensive income	—	—	—
Declared dividends	(73,000)	(64)	—

Closing net assets (a)	362,552	17,277	97,423
% of ownership interest	50.00%	50.00%	50.00%
Interest in joint ventures	181,276	8,638	48,713
Unrealized downstream transactions	(8,759)	—	—

Carrying value	172,517	8,638	48,713

(a)

JYJC was a former wholly owned subsidiary of Toufa. On 31 March 2018, a third party investor injected RMB9,600 thousands to acquire 50% share of JYJC, and JYJC became a joint venture of Toufa upon completion. For the year ended 31 December 2018, the related disposal gain of RMB1,622 thousands was included in Other gains — net.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

22	Inventories

	As at 31 December 2019			As at 31 December 2018
	Gross carrying amount RMB’000	Provision for declines in the value of inventories RMB’000	Carrying amount RMB’000	Gross carrying amount RMB’000	Provision for declines in the value of inventories RMB’000	Carrying amount RMB’000
Raw materials	4,567,648	—	4,567,648	5,529,241	—	5,529,241
Work in progress	1,072,040	(78,981)	993,059	1,099,235	(55,098)	1,044,137
Finished goods	1,022,335	(33,763)	988,572	1,440,721	(56,448)	1,384,273
Spare parts and consumables	247,873	(42,718)	205,155	209,907	(46,683)	163,224

	6,909,896	(155,462)	6,754,434	8,279,104	(158,229)	8,120,875

The cost of inventories recognized in Cost of sales amounted to RMB78,595,380 thousands for the year ended 31 December 2019 (2018: RMB82,981,590 thousands) which excluded an inventory provision of RMB70,178 thousands (2018: RMB86,003 thousands).

As at 31 December 2019, the provision for inventory write-down was RMB155,462 thousands (31 December 2018: RMB158,229 thousands). For the year ended 31 December 2019, the Group sold certain finished goods and utilized certain spare parts and consumables which were previously provided for. The related provision of RMB72,945 thousands was reversed and included in Cost of sales in the consolidated income statement (2018: RMB73,266 thousands).

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

23	Financial assets and financial liabilities

The Group holds the following financial instruments:

		As at 31 December
Financial assets	Note	2019 RMB’000	2018 RMB’000
Financial assets at amortized cost
Trade receivables	(a)	120,739	81,990
Other receivables	(a)	26,101	105,803
Amounts due from related parties excluded prepayments	(a),30(c)	1,521,187	2,219,007
Cash and cash equivalents	(b)	7,449,699	8,741,893
Time deposits with financial banks	(c)	5,020,073	1,500,000
Financial assets at fair value through other comprehensive income	(d)	1,545,921	1,672,431
Financial assets at fair value through profit or loss	(e)	3,318,670	2,727,279

		19,002,390	17,048,403

		As at 31 December
Financial liabilities	Note	2019 RMB’000	2018 RMB’000
Financial liabilities at amortized cost
Borrowings	(f)	1,547,600	497,249
Trade payables	(g)	2,142,402	2,922,998
Other payables	(g)	4,513,698	5,167,230
Bills payables	(g)	673,900	—
Amounts due to related parties	(g),30(c)	5,708,394	4,567,814
Lease liabilities		22,043	—
Financial liabilities at fair value through profit or loss		799	11,005

		14,608,836	13,166,296

The Company’s exposure to various risks associated with the financial instruments is discussed in Note 4. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

23	Financial assets and financial liabilities (continued)

(a)	Trade and other receivables

	As at 31 December
	2019 RMB’000	2018 RMB’000
Trade receivables	120,739	82,044
Less: impairment provision	—	(54)

	120,739	81,990

Amounts due from related parties excluded prepayments	1,521,187	2,219,007

	1,641,926	2,300,997

Other receivables	26,101	105,803

	1,668,027	2,406,800

For the year ended 31 December 2019, certain associates and joint ventures of the Group declared dividends with total amount of RMB594,868 thousands to the Group (2018: RMB811,473 thousands). As at 31 December 2019 and

31 December 2018, all these declared dividends had been received by the Group.

As at 31 December 2019, interest receivable amounted RMB10,927 thousands was included in the balance of other receivables (31 December 2018: RMB79,224 thousands).

Amounts due from related parties mainly represent trade-related balances, unsecured in nature and bear no interest.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

23	Financial assets and financial liabilities (continued)

(a)	Trade and other receivables (continued)

The aging analysis based on invoice date of trade receivables and amounts due from related parties excluded prepayments (net of allowance for doubtful debts) is as follows:

	As at 31 December
	2019 RMB’000	2018 RMB’000
Within 1 year	1,641,926	2,300,957
1-2 year	—	29
2-3 year	—	11

	1,641,926	2,300,997

Movements of the Group’s impairment provision for trade and other receivables are as follows:

	2019 RMB’000	2018 RMB’000
As at 1 January	198	1,053
(Reversal)/provision for receivables impairment	(59)	39
Receivables written off during the year as uncollectible	—	(894)

As at 31 December	139	198

As at 31 December 2019 and 31 December 2018, no trade receivable was pledged as collateral.

Sales to third parties are generally on cash basis or on letter of credit. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

23	Financial assets and financial liabilities (continued)

(b)	Cash and cash equivalents

	As at 31 December
	2019 RMB’000	2018 RMB’000
Cash deposits with a related party (i)	67,015	22,082
Cash at bank and on hand	7,382,684	8,719,811

	7,449,699	8,741,893

(i)	Cash deposits with a related party were cash deposits at Sinopec Finance Company Limited (“Sinopec Finance”), which is a financial institution.

(c)	Time deposits with banks

	As at 31 December
	2019 RMB’000	2018 RMB’000
Time deposits with banks within one year	1,508,839	1,500,000
Time deposits with banks above one year	3,511,234	—

	5,020,073	1,500,000

As at 31 December 2019, time deposits with banks within one year were time deposits within six months with the interest rates from 3.95% to 4.10% per annum (31 December 2018: 4.5% per annum), which were presented as current assets. Time deposits with banks above one year were time deposits of three years with the interest rates from 4.13% to 4.18% per annum, which were presented as non-current assets in the balance sheet (31 December 2018: Nil).

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

23	Financial assets and financial liabilities (continued)

(d)	Financial assets at fair value through other comprehensive income

	As at 31 December
	2019 RMB’000	2018 RMB’000
Trade and bill receivables (i)	1,540,921	1,672,431
Equity investments (ii)	5,000	—

	1,545,921	1,672,431

(i)

As at 31 December 2019, certain trade receivables and bills receivable were classified as financial assets at FVOCI, as the Group’s business model is achieved both by collecting contractual cash flows and selling of these assets.

(ii)	In July 2019, Toufa invested RMB5,000 thousands in Shanghai Carbon Fiber Composites Innovation Research Institute Co. Ltd to acquire 16.67% of its share.

(e)	Financial assets at fair value through profit or loss

	As at 31 December
	2019 RMB’000	2018 RMB’000
Structured deposits	3,318,407	2,719,811
Foreign exchange options	263	7,468

	3,318,670	2,727,279

As at 31 December 2019, financial assets at fair value through profit or loss are mainly structured deposits with banks, which are presented as current assets since they are expected to be collected within six months from the end of the reporting period.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

23	Financial assets and financial liabilities (continued)

(f)	Borrowings

	As at 31 December
	2019 RMB’000	2018 RMB’000
Credit loans due within one year
– Short term bank loans	1,547,600	497,249

The weighted average interest rate for the Group’s borrowings was 3.35% for the year ended 31 December 2019 (2018: 3.63%).

As at 31 December 2019, no borrowings were secured by property, plant and equipment (31 December 2018: Nil).

(g)	Trade and other payables

	As at 31 December
	2019 RMB’000	2018 RMB’000
Trade payables	2,142,402	2,922,998
Bills payables	673,900	—
Amounts due to related parties	5,708,394	4,567,814

	8,524,696	7,490,812

Staff salaries and welfares payable	189,547	128,861
Taxes payable (exclude income tax payable)	3,577,018	4,342,676
Interest payable	1,686	5,952
Dividends payable	29,144	26,488
Construction payable	277,184	334,249
Other liabilities	439,119	329,004

	4,513,698	5,167,230

	13,038,394	12,658,042

As at 31 December 2019 and 31 December 2018, all trade and other payables of the Group were non-interest bearing, and their fair value approximated their carrying amounts due to their short maturities.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

23	Financial assets and financial liabilities (continued)

(g)	Trade and other payables (continued)

Majority of amount due to related parties were trade payable for purchasing crude oil from related parties.

As at 31 December 2019 and 31 December 2018, the ageing analysis of the trade payables (including bills payables and amounts due to related parties with trading nature) based on invoice date was as follows:

	As at 31 December
	2019 RMB’000	2018 RMB’000
Within one year	8,509,327	7,451,168
Between one and two years	11,209	25,231
Over two years	4,160	14,413

	8,524,696	7,490,812

24	Other assets and assets classified as held for sale

	2019 RMB’000	2018 RMB’000
Other current assets
Prepayments	23,767	38,025
Prepayments to related parties	44,806	67,242

	68,573	105,267

Assets classified as held for sale	—	24,331

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

25	Contract liabilities

	2019 RMB’000	2018 RMB’000
Contract liabilities	655,117	446,702

The contract liabilities of the Group are advance for goods from customers. Revenue amounted to RMB446,702 thousands has been recognized in the current year relates to carried – forward contract liabilities (2018: RMB465,706 thousands).

26	Deferred income

	2019 RMB’000	2018 RMB’000
As at 1 January	10,442	5,679
Government grants received during the year to compensate the cost related to the project of energy efficiency renovations of thermoelectric unit	—	5,200
Amortization	(437)	(437)

As at 31 December	10,005	10,442

27	Share capital

	Ordinary A shares listed in PRC RMB’000	Foreign invested H shares listed overseas RMB’000	Total RMB’000
As at 1 January 2018	7,319,177	3,495,000	10,814,177
Exercise of employee share options – proceeds received (Note 29)	9,637	—	9,637

As at 31 December 2018	7,328,814	3,495,000	10,823,814

As at 1 January 2019 and 31 December 2019	7,328,814	3,495,000	10,823,814

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

28	Reserves

	Legal surplus RMB’000	Capital surplus RMB’000	Surplus reserve RMB’000	Other reserve RMB’000	Share premium RMB’000	Safety production fund RMB’000	Retained earnings RMB’000	Total RMB’000
Balance at 1 January 2018	4,072,476	4,180	101,355	47,469	62,319	—	13,128,257	17,416,056
Net profit attributable to shareholders of the Company	—	—	—	—	—	—	5,336,331	5,336,331
Dividends proposed and approved	—	—	—	—	—	—	(3,247,144)	(3,247,144)
Appropriation of safety production fund	—	—	—	—	—	57,135	(57,135)	—
Forfeit of share option scheme (Note 29)	—	—	—	(13,004)	—	—	—	(13,004)
Exercise of share option	—	—	—	(17,062)	44,527	—	—	27,465
Share of other comprehensive loss of investments accounted for using the equity method	—	—	—	(7,014)	—	—	—	(7,014)
Transactions with non-controlling interests	—	9,559	—	—	—	—	—	9,559

Balance at 31 December 2018	4,072,476	13,739	101,355	10,389	106,846	57,135	15,160,309	19,522,249

Net profit attributable to shareholders of the Company	—	—	—	—	—	—	2,215,728	2,215,728
Dividends proposed and approved	—	—	—	—	—	—	(2,705,952)	(2,705,952)
Appropriation of safety production fund	—	—	—	—	—	2	(2)	—
Share of other comprehensive income of investments accounted for using the equity method	—	—	—	7,449	—	—	—	7,449

Balance at 31 December 2019	4,072,476	13,739	101,355	17,838	106,846	57,137	14,670,083	19,039,474

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

29	Share-based payments

Pursuant to the resolution of the fifth meeting of the eighth session of the Board of Directors of the Company on 6 January 2015, the proposal regarding the list of participants and the number of share options under the share option incentive scheme was approved.

According to the Company’s share option incentive scheme, the grant date of share options was 6 January 2015, and there were a total of 38,760 thousand share options granted to 214 participants (0.359% of the total ordinary share capital issued). Each share option has a right to purchase an ordinary A share listed in PRC on vesting date at the exercise price under vesting conditions. The options were divided by three tranches of 40%, 30% and 30% of the total share options granted, respectively. Each tranche had independent vesting conditions relevant to year 2015, 2016 and 2017, respectively, which were listed as following:

•	weighted average rate of return on equity of the Group should be no less than 9% for 2015, 9.5% for 2016 and 10% for 2017 in respect to the three tranche;

•	for each year of 2015, 2016 and 2017, the compound annual growth rate in net profit based on the net profit of 2013 should achieve 5%;

•	for each year of 2015, 2016 and 2017, proportion of the main business revenue in the total revenue should be no less than 99%;

•	for each year of 2015, 2016 and 2017, each of the above three conditions should be no lower than the 75% level of peer companies; and

•	achieving the target budget set by the Sinopec Corp. in 2015, 2016 and 2017, respectively.

The participant should serve the Group at the required position from the grant date. Exercisable amount of each tranche depended on the time for which the participant served the Group during each year of 2015, 2016 and 2017. Upon the fulfilment of relevant vesting conditions, the share options of each tranche shall become exercisable at its exercisable date.

The fair value of the employee services received in exchange for the grant of this equity-settled, share-based compensation plan is recognized as an expense on a straight-line basis over the vesting period of each tranche. The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions. When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium.

As at the grand date, the exercise price of each option was RMB4.2. During the vesting period, the exercise price would be adjusted according to the declaration of dividends or any changes of total shares.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

29	Share-based payments (continued)

The total fair value of share options at the grant date was RMB65,412 thousands, which has been estimated by the Company using Black-Scholes valuation model with the support from an external valuation expert.

The significant inputs into the model were as follows:

Granting date
Spot share price	RMB4.51
Exercise price	RMB4.20
Expected volatility	41.20%
Maturity (years)	5.00
Risk-free interest rate	3.39%~3.67%
Dividend yield	1.00%

The options of first tranche and second tranche were exercised at RMB3.85 in August 2017 and January 2018. According to the Group’s board resolution on 28 December 2018, the third tranche was not exercised due to the failure on satisfying the non-market exercise conditions.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

29	Share-based payments (continued)

Set out below are summaries of options granted under the plan:

Number of share options 2018
As at 1 January	19,104,500
Exercised during the year	(9,636,900)
Forfeited during the year	(9,467,600)

As at 31 December	—

The first tranche of the Share Option Incentive Scheme was exercised at RMB3.85 per share option on 29 August 2017, and the Company received cash payment of RMB54,580 thousands from 199 grantees, out of which, RMB14,177 thousands were in share capital and RMB40,403 thousands were in reserve as share premium.

The second tranche of the Share Option Incentive Scheme was exercised at RMB3.85 per share option on 12 January 2018, and the Company received cash payment of RMB37,102 thousands from 185 grantees, out of which, RMB9,637 thousands were in share capital (Note 27) and RMB27,465 thousands were in reserve as share premium (Note 28).

Due to the forfeit of the third tranche of Share Option Incentive Scheme, share option expenses of RMB13,004 thousands was reversed in Selling and administrative expenses of the consolidated income statement for the year ended 31 December 2018.

As at 31 December 2019 and 31 December 2018, there were no outstanding share options.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

30	Related party transactions

The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company
Sinopec Group	Ultimate parent company
JYJC	Joint venture of the Group
BOC	Joint venture of the Group
Jinpu	Joint venture of the Group
Yangu Gas	Joint venture of the Group
Azbil	Associate of the Group
Chemical Industry	Associate of the Group
Jinsen	Associate of the Group
Secco	Associate of the Group
Shanghai Carbon Fiber Composites Innovation Research Institute Energy	Associate of the Group
Shanghai Chemical Industry Park Logistics Company Limited	Associate of the Group
Shanghai Jinhuan Petroleum Naphthalene Development Company Limited	Associate of the Group
Shanghai Nam Kwong Petro-Chemical Company Limited	Associate of the Group
Shidian Energy	Associate of the Group

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

30	Related party transactions (continued)

The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company
Anqing Refinery Shuguang Oxo Company Limited	Subsidiary of the immediate parent company
BASF Gao-Qiao Performance Chemicals (Shanghai) Company Limited	Subsidiary of the immediate parent company
China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International (Nanjing) Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Beijing Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Ningbo Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Tianjin Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Wuhan Company Limited	Subsidiary of the immediate parent company
China Petrochemical Technology Company Limited	Subsidiary of the immediate parent company
Dalian Frip Science and Technology Company Limited	Subsidiary of the immediate parent company
Epec Commercial Factoring Company Limited	Subsidiary of the immediate parent company
Fujian Gulei Petrochemical Company Limited	Subsidiary of the immediate parent company
Fujian Refining & Petrochemical Company Limited (FREP)	Subsidiary of the immediate parent company
Nanjing Yangzi Petrochemical Rubber Company Limited	Subsidiary of the immediate parent company
Ningbo Eastsea Linefan Technology Company Limited	Subsidiary of the immediate parent company

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

30	Related party transactions (continued)

The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company
Sinopec International (Singapore) Pte. Ltd	Subsidiary of the immediate parent company
Petro-CyberWorks Information Technology Company Limited	Subsidiary of the immediate parent company
Qingdao Sinosun Management System Certification Center Company Limited	Subsidiary of the immediate parent company
Shanghai Jinshan Trading Corporation	Subsidiary of the immediate parent company
Shanghai KSD Bulk Solids Engineering Company Limited	Subsidiary of the immediate parent company
Shanghai Leader Catalyst Company Limited	Subsidiary of the immediate parent company
Shengli Oil Field Exploration And Development Research Institute	Subsidiary of the immediate parent company
Sinopec Beijing Research Institute of Chemical Industry	Subsidiary of the immediate parent company
Sinopec Catalyst Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding (Hong Kong) Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company
Sinopec Dalian (Fushun) Research Institute of Petroleum and Petrochemicals	Subsidiary of the immediate parent company
Sinopec Europe Company Limited	Subsidiary of the immediate parent company
Sinopec Group Beijing Yanshan Petrochemical Company Limited	Subsidiary of the immediate parent company
Sinopec Honeywell (Tianjin) Company Limited	Subsidiary of the immediate parent company
Sinopec Japan Company Limited	Subsidiary of the immediate parent company

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

30	Related party transactions (continued)

The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company
Sinopec Lubricating Oil Shanghai Research Institute Company Limited	Subsidiary of the immediate parent company
Sinopec Materials & Equipment (East China) Company Limited	Subsidiary of the immediate parent company
Sinopec Refinery Product Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Research Institute of Petroleum Processing	Subsidiary of the immediate parent company
Sinopec Safety Engineering Institute	Subsidiary of the immediate parent company
Sinopec Shanghai Research Institute of Petrochemical Technology	Subsidiary of the immediate parent company
Sinopec Shanghai Gaoqiao Petrochemical Company Limited	Subsidiary of the immediate parent company
Sinopec Yangzi Petrochemical Company Limited	Subsidiary of the immediate parent company
Sinopec Yizheng Chemical Fibre Company Limited	Subsidiary of the immediate parent company
Sinopec International Company Limited	Subsidiary of the immediate parent company
Sinopec Nanjing valve supply reserve centers	Subsidiary of the immediate parent company
Sinopec Qingdao Refining & Chemical Company Limited	Subsidiary of the immediate parent company
Storage And Transportation Installation Company of Ningbo Engineering Company Limited	Subsidiary of the immediate parent company
Unipec (Ningbo) International Logistics Company Limited	Subsidiary of the immediate parent company
Unipec America, Inc	Subsidiary of the immediate parent company
Unipec Singapore	Subsidiary of the immediate parent company
Zhoushan Shihua Crude Oil Terminal Company Limited	Subsidiary of the immediate parent company

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

30	Related party transactions (continued)

The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company
BASF-YPC Company Limited	Joint venture of the immediate parent company
Zhejiang Baling Hengyi Caprolactam Limited Company	Joint venture of the immediate parent company
Beijing Petrochemical Engineering Consulting Company Limited	Subsidiary of the ultimate parent company
Beijing Shihua Hotel	Subsidiary of the ultimate parent company
Beijing Victory Hotel Company Limited	Subsidiary of the ultimate parent company
China Petrochemical Press Company Limited	Subsidiary of the ultimate parent company
Jiangsu Jinling Opta Polymer Company Limited	Subsidiary of the ultimate parent company
National Petrochemical Project Risk Assessment Technology Center	Subsidiary of the ultimate parent company
Petrochemical Engineering Quality Supervision Centre	Subsidiary of the ultimate parent company
Shanghai Petrochemical Machinery Manufacture Limited Company	Subsidiary of the ultimate parent company
Shanghai Petrochemical Seawall Management Office	Subsidiary of the ultimate parent company
Shanghai Sanopec Company Limited	Subsidiary of the ultimate parent company
Sinopec Assets Management Corporation	Subsidiary of the ultimate parent company
Sinopec Consulting Company Limited	Subsidiary of the ultimate parent company
Sinopec Economics & Development Research Institute	Subsidiary of the ultimate parent company
Sinopec Energy Saving Technology Service Company Limited	Subsidiary of the ultimate parent company
Sinopec Engineering Incorporation	Subsidiary of the ultimate parent company

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

30	Related party transactions (continued)

The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company
Sinopec Finance	Subsidiary of the ultimate parent company
Sinopec Group Shanghai Training Center	Subsidiary of the ultimate parent company
Sinopec International Travel Service Company Limited	Subsidiary of the ultimate parent company
Sinopec Luoyang Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Management Institute	Subsidiary of the ultimate parent company
Sinopec Nanjing Chemical Industries Company Limited	Subsidiary of the ultimate parent company
Sinopec Nanjing Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec News	Subsidiary of the ultimate parent company
Sinopec Ningbo Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Petroleum Commercial Reserve Company Limited	Subsidiary of the ultimate parent company
Sinopec Shanghai Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Shared Services Company Limited	Subsidiary of the ultimate parent company
Sinopec Tendering Company Limited	Subsidiary of the ultimate parent company
Sinopec Zhongyuan Oilfield	Subsidiary of the ultimate parent company
Sinopec (Shenzhen) E-Commerce Company Limited	Subsidiary of the ultimate parent company
The Fifth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Fourth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Tenth Construction Company of Sinopec	Subsidiary of the ultimate parent company
Yihua Tory Polyester Film Company Limited	Subsidiary of the ultimate parent company

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

30	Related party transactions (continued)

The following is a summary of significant balances and transactions between the Group and its related parties except for the dividends received as disclosed in the forgoing Note 23.

(a)	Most of the transactions undertaken by the Group during the year ended 31 December 2019 have been affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

Sinopec Corp. negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. Sinopec Corp. also owns a widespread petroleum products sales network and possesses a fairly high market share in domestic petroleum products market, which is subject to extensive regulation by the PRC government.

The Group has entered into a mutual product supply and sales services framework agreement with Sinopec Corp. Pursuant to the agreement, Sinopec Corp. provides the Group with crude oil, other petrochemical raw materials and agent services. On the other hand, the Group provides Sinopec Corp. with petroleum products, petrochemical products and property leasing services.

The pricing policy for these services and products provided under the agreement is as follows:

If there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;

If there are no State tariffs, but there are applicable State’s guidance prices, the pricing shall follow the State’s guidance prices; or

If there are no State tariffs or State’s guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).

Transactions between the Group and Sinopec Corp., its subsidiaries and joint ventures were as follows:

	2019	2018
	RMB’000	RMB’000
Sales of petroleum products	50,354,162	49,209,765
Sales other than petroleum products	8,642,514	7,112,332
Purchases of crude oil	43,886,966	44,175,644
Purchases other than crude oil	9,579,239	8,996,814
Sales commissions	125,619	139,837
Rental income	31,972	29,551

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

30	Related party transactions (continued)

(b)	Other transactions between the Group and Sinopec Group and its subsidiaries, associates and joint ventures of the Group were as follows:

	2019	2018
	RMB’000	RMB’000
Sales of goods and service fee income
– Sinopec Group and its subsidiaries	7,724	11,486
– Associates and joint ventures of the Group	2,843,909	4,130,295

	2,851,633	4,141,781

Purchase
– Sinopec Group and its subsidiaries	1,918,873	2,253,446
– Associates and joint ventures of the Group	4,579,969	3,982,729

	6,498,842	6,236,175

Insurance premiums expenses
– Sinopec Group and its subsidiaries	108,223	121,329

Lease expenses
– Sinopec Group and its subsidiaries	—	59,160

Depreciation of right-of-use assets
– Sinopec Group and its subsidiaries	80,552	—
– Joint ventures of the Group	88	—

	80,640	—

Interest expense of lease liabilities
– Sinopec Group and its subsidiaries	2,285	—
– Joint ventures of the Group	19	—

	2,304	—

Loans borrowed
– Sinopec Finance	—	50,000

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

30	Related party transactions (continued)

(b)	Other transactions between the Group and Sinopec Group and its subsidiaries, associates and joint ventures of the Group were as follows (continued):

	2019	2018
	RMB’000	RMB’000
Interest income
– Sinopec Finance	1,295	610

Loans repayment
– Sinopec Finance	—	50,000

Interest expense
– Sinopec Finance	—	1,326

Construction and installation cost
– Sinopec Group and its subsidiaries	143,560	109,146

Rental income
– Associates and joint ventures of the Group	11,370	—
– Sinopec Group and its subsidiaries	461	—

	11,831	—

The directors of the Company are of the opinion that the transactions with Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group as disclosed in Note 30(a) and 30(b) were conducted in the ordinary course of business, on normal commercial terms and in accordance with the agreements governing such transactions.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

30	Related party transactions (continued)

(c)

The relevant amounts due from/to Sinopec Corp., its subsidiaries and joint venture, Sinopec Group and its subsidiaries, associates and joint ventures of the Group, arising from purchases, sales and other transactions as disclosed in Note 30(a) and 30(b), are summarized as follows:

	As at 31 December
	2019 RMB’000	2018 RMB’000
Amounts due from related parties
– Sinopec Corp., its subsidiaries and joint ventures	1,505,836	2,142,731
– Sinopec Group and its subsidiaries	—	457
– Associates and joint ventures of the Group	60,157	143,061

	1,565,993	2,286,249

Amounts due to related parties
– Sinopec Corp., its subsidiaries and joint ventures	4,756,382	4,238,963
– Associates and joint ventures of the Group	749,459	283,717
– Sinopec Group and its subsidiaries	202,553	45,134

	5,708,394	4,567,814

Lease liabilities
– Sinopec Group and its subsidiaries	15,571	—
– Joint ventures of the Group	698	—

	16,269	—

Cash deposits, maturing within 3 months
– Sinopec Finance	67,015	22,082

(d)	As at 31 December 2019 and 31 December 2018, cash deposits with Sinopec Finance were at an interest rate of 0.35% per annum.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

30	Related party transactions (continued)

(e)	Key management personnel compensation and post-employment benefit plans

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key personnel compensations are as follows:

	Year ended 31 December
	2019 RMB’000	2018 RMB’000
Short-term employee benefits	9,120	7,561
Post-employment benefits	225	159

	9,345	7,720

(f)	Contributions to defined contribution retirement plans

The Group participates in defined contribution retirement plans organized by municipal governments for its staff. The contributions to defined contribution retirement plans are as follows:

	Year ended 31 December
	2019 RMB’000	2018 RMB’000
Municipal retirement scheme costs	258,328	262,728
Supplementary retirement scheme costs	125,370	75,312

As at 31 December 2019 and 31 December 2018, there was no material outstanding contribution to the above defined contribution retirement plans.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

30	Related party transactions (continued)

(g)	Transactions with other state-owned entities in the PRC

The Group is a state-controlled enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government (collectively referred to as “state-controlled entities”) through its government authorities, agencies, affiliations and other organizations.

Apart from transactions with related parties, the Group has transactions with other state-controlled entities which include, but are not limited to, the following:

•	sales and purchases of goods and ancillary materials;

•	rendering and receiving services;

•	lease of assets, purchase of property, plant and equipment;

•	placing deposits and obtaining finance; and

•	use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state controlled. The Group has established its procurement policies, pricing strategy and approval process for purchases and sales of products and services which do not depend on whether the counterparties are state-controlled entities or not.

(h)	Commitments with related parties

Construction and installation cost

	As at 31 December
	2019 RMB’000	2018 RMB’000
Sinopec Group and its subsidiaries	156,309	16,011

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

30	Related party transactions (continued)

(i)	Investment commitments with related parties

	As at 31 December
	2019 RMB’000	2018 RMB’000
Capital contribution to Shanghai Secco (i)	111,263	111,263
Capital contribution to Shidian Energy (ii)	80,000	—

	191,263	111,263

(i)

Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, the Group was approved to make capital contribution of USD30,017 thousands (RMB182,804 thousands equivalent) to Shanghai Secco, an associate of the Group. As at 31 December 2019, the Company has contributed RMB71,541 thousands to Shanghai Secco. According to the approval by Shanghai Municipal Commission of Commerce as issued on 19 October 2015, the rest of the capital contribution to Shanghai Secco should be within 50 years starting from its registration date.

(ii)

Pursuant to the articles of association of Shidian Energy in August 2019, Toufa agreed to make capital contribution of RMB400,000 thousands to acquire 40% share of Shidian Energy. As at 31 December 2019, Toufa has contributed RMB320,000 thousands to Shidian Energy, and the rest of the capital contribution to Shidian Energy should be paid before January 2022 in accordance with the agreement.

Except for the above disclosed in Note 30 (h) and 30 (i), the Group had no other material commitments with related parties as at 31 December 2019, which are contracted, but not included in the financial statements.

31	Dividend

An annual dividend in respect of the year ended 31 December 2019 of RMB0.12 per share, amounting to a total dividend of RMB1,298,858 thousands, was approved by the Board of Directors on 25 March 2020. This financial statement has not reflected such dividend payable.

An annual dividend in respect of the year ended 31 December 2018 of RMB0.25 per share, amounting to a total dividend of RMB2,705,952 thousands, was approved by the Board of Directors on 19 March 2019.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

32	Cash generated from operations

Reconciliation of profit before income tax to cash used in operation:

	Year ended 31 December
	2019 RMB’000	2018 RMB’000
Profit before income tax	2,656,128	6,808,121

Adjustment items:
Interest income	(398,176)	(443,661)
Share of profit of investments accounted for using the equity method	(972,593)	(885,597)
Losses/(gains) on disposal of subsidiary	60,951	(1,622)
Fair value (gains)/losses of foreign exchange option and forward exchange contracts	(3,001)	2,021
Gains from structured deposits	(85,444)	(19,811)
Payments for sale of financial assets at fair value through other comprehensive income	19,513	—
Interest expense	53,784	35,574
Foreign exchange (gains)/losses	(18,571)	18,034
Depreciation of property, plant and equipment	1,507,804	1,550,924
Depreciation of investment property	14,694	14,527
Depreciation of right-of-use assets	101,998	—
Amortization of lease prepayments and other non-current assets	214,292	242,162
Impairment loss on property, plant, equipment and construction in progress	486	82,652
Gains on disposal of property, plant and equipment and other long-term assets – net	(158,551)	(172,508)
(Losses)/gains on exercise of foreign exchange option	(1,155)	(6,411)
Net (losses)/gains on settlement of foreign exchange contracts	16,471	(10,129)
Share-based payment	—	(13,004)

Profit on operation before change of working capital	3,008,630	7,201,272

Decrease/(increase) in inventories	1,366,441	(1,523,277)
Increase in operation receivables	(92,354)	(469,339)
(Decrease)/increase in operation payables	(487,877)	2,767,557
Increase in balances to related parties – net	1,860,836	525,286

Cash generated from operating activities	5,655,676	8,501,499

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

32	Cash generated from operations (continued)

(a)	Reconciliation of liabilities arising from financing activities

	As at 1 January 2019	Financing cash flows	Addition of lease liabilities	Foreign exchange movements	As at 31 December 2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Bank loans	497,249	1,059,892	—	(9,541)	1,547,600

Lease liabilities	76,731	(89,124)	34,436	—	22,043

(b)	In the statement of cash flows, proceeds from sale of property, plant and equipment comprise:

	Year ended 31 December
	2019 RMB’000	2018 RMB’000
Net book amount	23,113	37,614
Losses on disposal of property, plant and equipment – net	44,390	172,508

Net proceeds from disposal of property, plant and equipment	67,503	210,122

(c)	Non-cash investing activities

	Year ended 31 December
	2019 RMB’000	2018 RMB’000
Purchase of non-current assets settled by bills	73,812	50,110

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

33	Commitments

Capital commitments

	As at 31 December
	2019 RMB’000	2018 RMB’000
Property, plant and equipment
Contracted but not provided for	247,220	69,210

34	Subsequent event

A dividend in respect of the year ended 31 December 2019 of RMB0.12 per share, amounting to a total dividend of RMB1,298,858 thousands, was proposed by the Board of Directors on 25 March 2020.

Following the outbreak of Coronavirus Disease 2019 (“the COVID-19 outbreak”) in early 2020, a series of precautionary and control measures have been and continued to be implemented across the country, including extension of the Chinese New Year holiday nationwide, postponement of work resumption after the Chinese New Year holiday in some regions, certain level of restrictions and controls over the travelling of people and traffic arrangements, quarantine of certain residents, heightening of hygiene and epidemic prevention requirements in factories and offices and encouraged social distancing.

Due to the COVID-19 outbreak and corresponding control measures, the refinery processing volumes of the Group up to date of this report dropped compared with same period of prior year. Due to the COVID-19 outbreak and failing negotiation on reduction output of OPEC, global crude oil price decreased significantly and caused corresponding impact on operation of the Group.

As at the reporting date, the overall impact of the COVID-19 outbreak on the macro-economy was still unclear and the Group was not able to estimate its specific impact on the Group’s financial position. The Group will pay sustained attention to the follow-up status of COVID-19 outbreak, and take corresponding measures to further assess the impact on financial position and operating result.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

35	Balance sheet and reserve movement of the Company

	As at 31 December 2019	As at 31 December 2018
	RMB’000	RMB’000
Assets
Non-current assets
Lease prepayments and other non-current assets	455,391	813,119
Property, plant and equipment	11,101,389	11,435,270
Right-of-use assets	319,434	—
Investment properties	397,573	408,366
Construction in progress	1,814,985	1,559,401
Investments in subsidiaries	1,848,328	1,718,007
Investments in associates	4,476,683	3,869,433
Deferred income tax assets	138,648	109,137
Time deposits with banks	3,511,234	—

	24,063,665	19,912,733

Current assets
Inventories	6,368,389	7,500,683
Financial assets at fair value through other comprehensive income	669,889	714,599
Financial assets at fair value through profit or loss	3,318,407	2,526,053
Trade receivables	2,114	170,205
Other receivables	12,627	92,999
Prepayments	3,099	1,862
Amounts due from related parties	1,354,793	1,953,459
Cash and cash equivalents	5,754,440	7,619,013
Time deposits with banks	1,508,839	1,500,000

	18,992,597	22,078,873

Total assets	43,056,262	41,991,606

Equity and liabilities
Equity attributable to owners of the Company
Share capital	10,823,814	10,823,814
Reserves (a)	18,620,152	19,318,245

Total equity	29,443,966	30,142,059

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

35	Balance sheet and reserve movement of the Company (continued)

	As at 31 December 2019	As at 31 December 2018
	RMB’000	RMB’000
Liabilities
Non-current liabilities
Deferred income	10,005	10,442
Lease liabilities	8,860	—

	18,865	10,442

Current liabilities
Borrowings	1,500,000	431,649
Lease liabilities	10,059	—
Financial liabilities at fair value through profit or loss	—	9,799
Contract liabilities	597,688	403,967
Bills payables	655,000	—
Trade payables and other payables	5,508,265	6,388,081
Amounts due to related parties	5,104,639	4,310,659
Income tax payable	217,780	294,950

	13,593,431	11,839,105

Total liabilities	13,612,296	11,849,547

Total equity and liabilities	43,056,262	41,991,606

The balance sheet of the Company was approved by the Board of Directors on 25 March 2020 and were signed on its behalf.

Wu Haijun	Zhou Meiyun
Chairman	Director, Vice General Manager and Chief Financial Officer

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

35	Balance sheet and reserve movement of the Company (continued)

(a)	Reserve movement of the Company

	Legal surplus	Capital surplus	Surplus reserve	Other reserve	Share premium	Safety production fund	Retained earnings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2018	4,072,476	4,180	101,355	47,469	62,319	—	13,115,540	17,403,339

Net profit attributable to shareholders of the Company	—	—	—	—	—	—	5,154,603	5,154,603
Dividends proposed and approved	—	—	—	—	—	—	(3,247,144)	(3,247,144)
Appropriation of safety production fund	—	—	—	—	—	57,135	(57,135)	—
Forfeit of share option scheme (Note 29)	—	—	—	(13,004)	—	—	—	(13,004)
Exercise of share option	—	—	—	(17,062)	44,527	—	—	27,465
Share of other comprehensive loss of investments accounted for using the equity method	—	—	—	(7,014)	—	—	—	(7,014)

Balance at 31 December 2018	4,072,476	4,180	101,355	10,389	106,846	57,135	14,965,864	19,318,245

Net profit attributable to shareholders of the Company	—	—	—	—	—	—	2,000,410	2,000,410
Dividends proposed and approved	—	—	—	—	—	—	(2,705,952)	(2,705,952)
Share of other comprehensive income of investments accounted for using the equity method	—	—	—	7,449	—	—	—	7,449

Balance at 31 December 2019	4,072,476	4,180	101,355	17,838	106,846	57,135	14,260,322	18,620,152

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

36	Benefits and interests of directors and supervisors

(i)	Directors’ and supervisors’ emoluments:

	2019
		Retirement
	Salaries and	scheme	Discretionary
	other benefits	contributions	bonus	Fees	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors
Wu Haijun	343	26	557	—	926
Shi Wei (a)	329	26	797	—	1,152
Jin Qiang	289	26	745	—	1,060
Guo Xiaojun (b)	283	26	751	—	1,060
Zhou Meiyun	248	26	709	—	983
Jin Wenmin	260	26	721	—	1,007
Independent non- executive directors
Zhang Yimin	—	—	—	150	150
Liu Yunhong	—	—	—	150	150
Du Weifeng	—	—	—	150	150
Li Yuanqin	—	—	—	150	150
Supervisors
Ma Yanhui	267	22	685	—	974
Zuo Qiang (c)	102	15	324	—	441
Li Xiaoxia (d)	102	14	529	—	645
Zhang Feng (e)	31	9	107	—	147
Chen Hongjun (f)	34	9	110	—	153
Zheng Yunrui	100	—	—	—	100
Cai Yanji	100	—	—	—	100

	2,488	225	6,035	600	9,348

(a)	Resigned in December 2019.
(b)	Resigned in December 2019.
(c)	Resigned in September 2019.
(d)	Resigned in September 2019.
(e)	Appointed in October 2019.
(f)	Appointed in October 2019.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

36	Benefits and interests of directors and supervisors (continued)

(i)	Directors’ and supervisors’ emoluments (continued):

	2018
		Retirement
	Salaries and	scheme	Discretionary
	other benefits	contributions	bonus	Fees	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors
Wu Haijun (a)	393	19	910	—	1,322
Shi Wei (b)	84	6	58	—	148
Jin Qiang	226	19	523	—	768
Guo Xiaojun	216	19	518	—	753
Zhou Meiyun	185	19	498	—	702
Jin Wenmin (c)	187	19	528	—	734
Gao Jinping (d)	215	12	549	—	776
Independent non-executive directors
Zhang Yimin	—	—	—	150	150
Liu Yunhong	—	—	—	150	150
Du Weifeng	—	—	—	150	150
Li Yuanqin	—	—	—	150	150
Supervisors
Ma Yanhui	274	14	288	—	576
Zuo Qiang	135	17	411	—	563
Li Xiaoxia	143	16	418	—	577
Zheng Yunrui	100	—	—	—	100
Cai Tingji	100	—	—	—	100

	2,258	160	4,701	600	7,719

(a)	Resigned general manager in September 2018 while other titles remained.
(b)	Appointed in September 2018.
(c)	Appointed in June 2018.
(d)	Resigned in September 2018.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2019

36	Benefits and interests of directors and supervisors (continued)

(ii)	Directors’ retirement benefits

No specific retirement benefits were paid to directors in respect of services in connection with the management of the affairs of the company or its subsidiary undertaking (2018: Nil).

(iii)	Directors’ material interests in transactions, arrangements or contracts

No significant transactions, arrangements and contracts in relation to the Group’s business to which the Company was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Independent Auditor’s Report

PwC ZT Shen Zi (2020) No.10008

(Page 1 of 5)

To the Shareholders of Sinopec Shanghai Petrochemical Company Limited

(Incorporated in the People’s Republic of China with limited liability)

Opinion

What we have audited

We have audited the accompanying financial statements of Sinopec Shanghai Petrochemical Company Limited (hereinafter “SPC”), which comprise:

•	the consolidated and company balance sheets as at 31 December 2019;

•	the consolidated and company income statements for the year then ended; • the consolidated and company cash flow statements for the year then ended;

•	the consolidated and company statements of changes in shareholders’ equity for the year then ended;

•	notes to the financial statements.

Our opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated and company’s financial position of SPC as at 31 December 2019, and their financial performance and cash flows for the year then ended in accordance with the requirements of Accounting Standards for Business Enterprises (“CASs”).

Basis for Opinion

We conducted our audit in accordance with China Standards on Auditing (“CSAs”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of SPC in accordance with the Code of Ethics for Professional Accountants of the Chinese Institute of Certified

Public Accountants (“CICPA Code”), and we have fulfilled our other ethical responsibilities in accordance with the CICPA Code.

Independent Auditor’s Report (continued)

PwC ZT Shen Zi (2020) No.10008

(Page 2 of 5)

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter identified in our audit was related to net realizable value (“NRV”) of raw materials, work in progress and finished goods:

Key Audit Matter	How our audit addressed the Key Audit Matter

NRV of material, work in progress and finished goods

Refer to Notes 2.10 “Inventories”, 2.31 “Critical accounting estimates and assumptions” and 4.8 “Inventories” to the consolidated financial statements.

The Group is principally engaged in processing of crude oil into petroleum products and other chemical products. The crude oil can be processed into various finished goods by different processing procedures. Inventories are valued at the lower of cost and NRV.

As at 31 December 2019, the gross balances of raw materials, work in progress and finished goods were RMB6,662,023 thousand, against which provisions of RMB112,744 thousand were set aside.

The NRV is determined based on the estimated selling prices less the estimated costs to completion, if relevant, other costs necessary to make the sale, and the related taxes.

Determination of estimated selling prices of work in progress and finished goods, estimated costs to completion, other costs necessary to make the sale and the related taxes requires significant management judgement, taking into consideration of historical information and future market trend.

We focused on this area because of the magnitude of the amounts and the significance of management judgements involved.

We understood, evaluated and tested the controls over the determination of net realisable value of raw materials, work in progress and finished goods.

For work in progress and finished goods that had been sold after 31 December 2019, we compared on a sample basis the actual selling prices against the estimated selling prices.

For work in progress and finished goods that had not been sold after 31 December 2019:

if the selling prices were available in the domestic market, we performed independent research of the market price information and compared them against the estimated selling prices.

if there were no selling prices available in the domestic market, we compared the estimated selling prices against the recent selling prices. We also independently evaluated the future market trend factors which management considered in determining the estimated selling prices, including possible changes in market supplies, customer demands, technology developments, the relevant State tariffs and the State’s guidance prices by corroborating with public data or research information, checking subsequent outcomes of these factors and reference to our industry knowledge.

We assessed the reasonableness and the accuracy of the estimated costs to completion, other costs necessary to make the sale and the related taxes by comparing with the historical costs to completion, other costs necessary to make the sale and the related taxes for the similar inventories.

We found that management’s judgements in determining the NRV were supported by the evidence we gathered.

Independent Auditor’s Report (continued)

PwC ZT Shen Zi (2020) No.10008

(Page 3 of 5)

Other Information

The directors of SPC are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Directors and Those Charged with Governance for the Consolidated Financial Statements

The directors of SPC are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the SPC’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the SPC or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the SPC’s financial reporting process.

Independent Auditor’s Report (continued)

PwC ZT Shen Zi (2020) No.10008

(Page 4 of 5)

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether these financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with CSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with CSAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the SPC’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the SPC to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the SPC to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the SPC audit. We remain solely responsible for our audit opinion.

Independent Auditor’s Report (continued)

PwC ZT Shen Zi (2020) No.10008

(Page 5 of 5)

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements (continued)

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

PricewaterhouseCoopers Zhong Tian LLP	Signing CPA
Huang, Zhe Jun (Engagement Partner)

Shanghai, the People’s Republic of China	Signing CPA
Chen, Jiao Jiao

25 March 2020

B.	Financial Statements prepared under China Accounting Standards for Business Enterprises

Consolidated and Company Balance Sheets

As at 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

		31 December 2019	31 December 2018	31 December 2019	31 December 2018
Assets	Note	Consolidated	Consolidated	Company	Company
Current Assets
Cash at bank and on hand	4(1)	8,958,538	10,241,893	7,263,279	9,119,013
Derivative financial instruments	4(2)	263	7,468	–	6,953
Financial assets at fair value through profit or loss	4(3),12(1)	3,318,407	2,719,811	3,318,407	2,519,100
Accounts receivable	4(4),12(2)	1,639,916	2,297,814	1,310,449	2,053,409
Financial assets at fair value through other comprehensive income	4(5)	1,540,921	1,672,431	669,889	714,599
Advances to suppliers	4(6)	56,602	72,968	47,547	68,934
Other receivables	4(7),12(3)	28,111	108,986	14,637	96,182
Inventories	4(8)	6,754,434	8,120,875	6,368,389	7,500,683
Assets hold for sale	4(9)	–	24,331	–	–
Other current asset	4(10)	11,971	32,299	–	–

Total Current Assets		22,309,163	25,298,876	18,992,597	22,078,873

Non-Current Assets
Long-term equity investments	4(11),12(4)	5,328,758	4,657,133	6,489,898	5,762,327
Other equity instrument investments		5,000	–	–	–
Investment properties	4(12)	367,468	376,739	397,573	408,366
Property, plant and equipment	4(13),12(5)	11,322,850	11,670,453	11,123,442	11,459,333
Construction in progress	4(14)	1,815,549	1,559,401	1,814,985	1,559,401
Right-of-use assets	4(15)	23,648	—	20,520	—
Intangible assets	4(16)	337,846	355,594	298,914	319,877
Long-term prepaid expenses	4(17)	463,780	502,689	455,391	493,242
Deferred tax assets	4(18)	150,832	119,075	138,648	109,137
Other non-current assets	4(19)	3,511,234	–	3,511,234	–

Total Non-Current Assets		23,326,965	19,241,084	24,250,605	20,111,683

Total Assets		45,636,128	44,539,960	43,243,202	42,190,556

Consolidated and Company Balance Sheets (continued)

As at 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

		31 December 2019	31 December 2018	31 December 2019	31 December 2018
Liabilities & Equity	Note	Consolidated	Consolidated	Company	Company
Current Liabilities
Short term loan	4(21)	1,547,600	497,249	1,500,000	431,649
Derivative financial liability	4(2)	799	11,005	—	9,799
Accounts payable	4(22)	733,900	—	715,000	—
Advances from customers	4(23)	7,664,296	7,394,383	5,951,568	5,535,625
Contract liabilities	4(24)	660,783	453,564	601,912	411,796
Employee benefits payable	4(25)	189,547	128,861	183,912	123,157
Taxes payable	4(26)	3,803,287	4,642,692	3,776,221	4,608,232
Other payable	4(27)	867,967	785,260	854,759	718,847
Non-current liabilities within one year	4(28)	11,450	—	10,059	—

Total Current Liabilities		15,479,629	13,913,014	13,593,431	11,839,105

Non-Current Liabilities
Lease liabilities	4(29)	10,593	—	8,860	—
Deferred revenue	4(30)	130,005	140,442	130,005	140,442

Total Non-Current Liabilities		140,598	140,442	138,865	140,442

Total Liabilities		15,620,227	14,053,456	13,732,296	11,979,547

Equity
Share capital	1,4(31)	10,823,814	10,823,814	10,823,814	10,823,814
Capital surplus	4(32)	610,327	610,327	600,768	600,768
Other comprehensive income	4(33)	17,838	10,389	17,838	10,389
Specific reserve	4(34)	57,137	57,135	57,135	57,135
Surplus reserve	4(35)	6,437,010	6,237,170	6,437,010	6,237,170
Undistributed profits	4(36)	11,939,215	12,631,291	11,574,341	12,481,733

Total equity attributable to equity shareholders of the Company		29,885,341	30,370,126	29,510,906	30,211,009

Non-Controlling Interests	4(37)	130,560	116,378	—	—

Total Equity		30,015,901	30,486,504	29,510,906	30,211,009

Total Liabilities and Shareholders’ Equity		45,636,128	44,539,960	43,243,202	42,190,556

The accompanying notes form an integral part of these financial statements.

Wu Haijun	Zhou Meiyun	Yang Yating
Chairman	Director Chief Financial Officer and Vice General Manager	Accounting Chief

Consolidated and Company Income Statements

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

		2019	2018	2019	2018
Items	Note	Consolidated	Consolidated	Company	Company
Revenue	4(38),12(6)	100,346,048	107,764,908	78,110,863	80,116,103
Less: Cost of sales	4(38),12(6)	83,781,040	87,029,575	61,858,808	59,641,027
Taxes and surcharges	4(39)	12,213,927	12,075,424	12,192,123	12,051,253
Selling and distribution expenses	4(40)	532,455	536,914	438,545	437,909
General and administrative expenses	4(41)	2,500,287	2,616,798	2,380,251	2,460,912
R&D expenses	4(42)	92,964	37,261	84,404	29,500
Finance income – net	4(43)	(348,181)	(293,429)	(311,456)	(334,897)
Including: finance expense		53,784	79,246	51,429	41,850
finance income		(398,176)	(443,650)	(363,282)	(410,655)
Add: Other income	4(45)	63,826	89,035	60,325	84,679
Investment income	4(46),12(7)	953,661	878,213	972,758	826,730
Including: Share of profits of associates and joint ventures		962,593	875,597	899,926	816,631
Gain from changes in fair values	4(47)	1,597	33,347	2,153	16,254
Credit impairment losses	4(48)	59	(39)	54	(73)
Asset impairment losses	4(49)	(70,664)	(168,655)	(70,248)	(153,247)
Asset disposal benefits/losses	4(50)	176,324	172,508	14,267	(24,648)

Operating profit		2,698,359	6,766,774	2,447,497	6,580,094

Add: Non-operating income	4(51)	20,507	47,581	14,509	19,763
Less: Non-operating expenses	4(52)	64,750	65,379	64,744	42,799

Total profit		2,654,116	6,748,976	2,397,262	6,557,058

Less: Income tax expenses	4(53)	428,963	1,471,903	398,862	1,461,600

Net profit		2,225,153	5,277,073	1,998,400	5,095,458

Attributable to shareholders of the Company		2,213,716	5,277,186	—	—
Non-controlling interests		11,437	(113)	—	—
Profit from continuing operations		2,225,153	5,277,073	1,998,400	5,095,458
Profit from discontinued operations		—	—	—	—

Consolidated and Company Income Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

		2019	2018	2019	2018
Items	Note	Consolidated	Consolidated	Company	Company
Other comprehensive income		7,449	(7,014)	7,449	(7,014)

Total comprehensive income		2,232,602	5,270,059	2,005,849	5,088,444

Attributable to shareholders of the Company		2,221,165	5,270,172	—	—
Non-controlling interests		11,437	(113)	—	—

Earnings per share
Basic earnings per share (RMB Yuan)	4(54)	0.205	0.488	—	—
Diluted earnings per share (RMB Yuan)	4(54)	0.205	0.488	—	—

The accompanying notes form an integral part of these financial statements.

Wu Haijun	Zhou Meiyun	Yang Yating
Chairman	Director Chief Financial Officer and Vice General Manager	Accounting Chief

Consolidated and Company Cash Flow Statements

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

		2019	2018	2019	2018
Items	Note	Consolidated	Consolidated	Company	Company
Cash flows from operating activities
Cash received from sales of goods or rendering of services		110,126,469	118,881,819	86,465,346	89,564,633
Refund of taxes and surcharges		31,470	53,532	29,972	51,462
Cash received relating to other operating activities	4(55)	42,075	75,081	34,281	105,577

Sub-total of cash inflows		110,200,014	119,010,432	86,529,599	89,721,672

Cash paid for goods and services		(86,975,385)	(94,892,094)	(63,816,421)	(65,801,807)
Cash paid to and on behalf of employees		(3,092,019)	(2,901,628)	(2,911,994)	(2,624,396)
Payments of taxes and surcharges		(14,580,917)	(14,079,772)	(14,490,704)	(14,015,067)
Cash paid relating to other operating activities	4(55)	(430,484)	(441,839)	(437,534)	(534,356)

Sub-total of cash outflows		(105,078,805)	(112,315,333)	(81,656,653)	(82,975,626)

Net cash flows generated from operating activities	4(56),12(8)	5,121,209	6,695,099	4,872,946	6,746,046

Cash flows from investing activities
Cash received from entrusted lendings		—	12,000	—	—
Cash received from returns on investments		594,868	811,473	544,358	768,605
Net cash received from disposal of fixed assets		67,503	210,122	62,728	3,243
Cash received relating to other investing activities		—	9,600	—	—
Cash received relating to other investing activities	4(55)	7,833,248	4,433,970	7,593,709	4,382,656

Sub-total of cash inflows		8,495,619	5,477,165	8,200,795	5,154,504

Cash paid to acquire fixed assets, intangible assets and other long-term assets		(1,430,411)	(1,187,005)	(1,421,904)	(1,191,643)
Net cash received from subsidiaries		(253,184)	—	(327,943)	—
Cash held by the Company on the day of loss of control		(404)	(18,529)	—	—
Cash paid relating to other investing activities	4(55)	(11,434,829)	(6,200,000)	(11,415,904)	(6,000,000)

Sub-total of cash outflows		(13,118,828)	(7,405,534)	(13,165,751)	(7,191,643)

Net cash flows used in investing activities		(4,623,209)	(1,928,369)	(4,964,956)	(2,037,139)

Consolidated and Company Cash Flow Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

		2019	2018	2019	2018
Items	Note	Consolidated	Consolidated	Company	Company
Cash flows from financing activities
Cash received relating to other financing activities		—	37,102	—	37,102
Cash received from borrowings		4,755,100	2,536,759	4,700,000	2,421,159

Sub-total of cash inflows		4,755,100	2,573,861	4,700,000	2,458,261

Cash repayments of borrowings		(3,695,208)	(2,646,157)	(3,621,775)	(2,508,000)
Cash paid for distribution of dividends or profits and interest expenses		(2,771,560)	(3,317,778)	(2,764,402)	(3,308,648)
Including: cash payments for dividends or profits to non-controlling shareholders of subsidiaries		(3,266)	(6,457)	—	—
Cash from minority shareholder		—	(152,800)	—	—
Principal elements of lease payments	4(55)	(89,124)	—	(86,386)	—

Sub-total of cash outflows		(6,555,892)	(6,116,735)	(6,472,563)	(5,816,648)

Net cash flows used in financing activities		(1,800,792)	(3,542,874)	(1,772,563)	(3,358,387)

Exchange gains on cash and cash equivalents		10,598	13,771	—	—

Net (decrease)/increase in cash and cash equivalents		(1,292,194)	1,237,627	(1,864,573)	1,350,520
Add: Cash and cash equivalents at the beginning of the year	4(56)	8,741,893	7,504,266	7,619,013	6,268,493

Cash and cash equivalents at the end of the year	4(56)	7,449,699	8,741,893	5,754,440	7,619,013

The accompanying notes form an integral part of these financial statements.

Wu Haijun	Zhou Meiyun	Yang Yating
Chairman	Director Chief Financial Officer and Vice General Manager	Accounting Chief

Consolidated Statement of Changes in Shareholders’ Equity

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

		Attributable to equity shareholders of the Company						Non- controlling interests	Total equity
Items	Note	Share capital	Capital surplus	Other comprehensive income	Specific reserve	Surplus reserve	Undistributed profits
Balance at 1 January 2018		10,814,177	586,307	17,403	—	5,727,624	11,110,795	285,307	28,541,613

Movements for the year ended 31 December 2018
Total comprehensive income
Net profit for the year		—	—	—	—	—	5,277,186	(113)	5,277,073
Other comprehensive loss	4(33)	—	—	(7,014)	—	—	—	—	(7,014)
Contributions of equity
Employees share option scheme	4(31),4(32)	9,637	27,465	—	—	—	—	—	37,102
Exercise of share option	4(32)	—	(13,004)	—	—	—	—	—	(13,004)
Appropriation of profits
Appropriation to surplus reserves	4(35)	—	—	—	—	509,546	(509,546)	—	—
Distributions to shareholders	4(36)	—	—	—	—	—	(3,247,144)	(6,457)	(3,253,601)
Specific reserve
Accrued	4(34)	—	—	—	112,870	—	—	—	112,870
Utilised	4(34)	—	—	—	(55,735)	—	—	—	(55,735)
Equity change of minority shareholder		—	9,559	—	—	—	—	(162,359)	(152,800)

Balance at 31 December 2018		10,823,814	610,327	10,389	57,135	6,237,170	12,631,291	116,378	30,486,504

Consolidated Statement of Changes in Shareholders’ Equity (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

		Attributable to equity shareholders of the Company						Non- controlling interests	Total equity
Items	Note	Share capital	Capital surplus	Other comprehensive income	Specific reserve	Surplus reserve	Undistributed profits
Balance at 1 January 2019		10,823,814	610,327	10,389	57,135	6,237,170	12,631,291	116,378	30,486,504

Movements for the year ended 31 December 201
Total comprehensive income
Net profit for the year		—	—	—	—	—	2,213,716	11,437	2,225,153
Other comprehensive income	4(33)	—	—	7,449	—	—	—	—	7,449
Appropriation of profits
Appropriation to surplus reserves	4(35)	—	—	—	—	199,840	(199,840)	—	—
Distributions to shareholders	4(36)	—	—	—	—	—	(2,705,952)	(3,266)	(2,709,218)
Specific reserve
Accrued	4(34)	—	—	—	138,028	—	—	—	138,028
Utilised	4(34)	—	—	—	(138,026)	—	—	—	(138,026)
Equity change of minority shareholder		—	—	—	—	—	—	6,011	6,011

Balance at 31 December 2019		10,823,814	610,327	17,838	57,137	6,437,010	11,939,215	130,560	30,015,901

The accompanying notes form an integral part of these financial statements.

Wu Haijun	Zhou Meiyun	Yang Yating
Chairman	Director Chief Financial Officer and Vice General Manager	Accounting Chief

Statement of Changes in Shareholders’ Equity

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

Items	Note	Share capital	Capital surplus	Other comprehensive income	Specific reserve	Surplus reserve	Undistributed profits	Total equity
Balance at 1 January 2018		10,814,177	586,307	17,403	—	5,727,624	11,142,965	28,288,476

Movements for the year ended 31 December 2018
Total comprehensive income
Net profit for the year		—	—	—	—	—	5,095,458	5,095,458
Other comprehensive loss		—	—	(7,014)	—	—	—	(7,014)
Contributions of equity
Employees share option scheme		9,637	27,465	—	—	—	—	37,102
Exercise of share option		—	(13,004)	—	—	—	—	(13,004)
Appropriation of profits
Appropriation to surplus reserves		—	—	—	—	509,546	(509,546)	—
Distributions to shareholders		—	—	—	—	—	(3,247,144)	(3,247,144)
Specific reserve
Accrued		—	—	—	112,870	—	—	112,870
Utilised		—	—	—	(55,735)	—	—	(55,735)

Balance at 31 December 2018		10,823,814	600,768	10,389	57,135	6,237,170	12,481,733	30,211,009

Balance at 1 January 2019		10,823,814	600,768	10,389	57,135	6,237,170	12,481,733	30,211,009

Movements for the year ended 31 December 2019
Total comprehensive income
Net profit for the year		—	—	—	—	—	1,998,400	1,998,400
Other comprehensive income		—	—	7,449	—	—	—	7,449
Appropriation of profits
Appropriation to surplus reserves		—	—	—	—	199,840	(199,840)	—
Distributions to shareholders		—	—	—	—	—	(2,705,952)	(2,705,952)
Specific reserve
Accrued		—	—	—	131,763	—	—	131,763
Utilised		—	—	—	(131,763)	—	—	(131,763)

Balance at 31 December 2019		10,823,814	600,768	17,838	57,135	6,437,010	11,574,341	29,510,906

The accompanying notes form an integral part of these financial statements.

Wu Haijun	Zhou Meiyun	Yang Yating
Chairman	Director Chief Financial Officer and Vice General Manager	Accounting Chief

Notes to the Financial Statements

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

1 General information

Sinopec Shanghai Petrochemical Company Limited (“the Company”), formerly Shanghai Petrochemical Company Limited, was established in the People’s Republic of China (“the PRC”) on 29 June 1993 with registered capital of RMB4,000,000,000, invested by its holding company-China National Petrochemical Corporation; these shares were converted from assets of former Shanghai Petrochemical Complex.

H shares were listed on the Hong Kong Stock Exchange on 26 July 1993, and listed on the New York Stock Exchange in the form of American Depositary Shares at the same time; the A shares were listed on the Shanghai Stock Exchange on 8 November 1993.

Sinopec Group completed its reorganization on 25 February 2000. After the reorganization, China Petroleum & Chemical Corporation (“Sinopec Corp.”) was established. As part of the reorganization, Sinopec Group transferred its 4,000,000,000 of the Company’s state-owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp.. Sinopec Corp. became the largest shareholder of the Company. The Company changed its name to Sinopec Shanghai Petrochemical Company Limited on 12 October 2000.

Ordinary A shares of RMB14,176,600 and 9,636,900 were registered on 27 September 2017 and 12 January 2018.

As at 31 December 2019, total shares of the Company were 10,823,813,500, 1 Yuan per share. Detailed changes to share capital refers to Note 4(31).

The Company and its subsidiaries (“the Group”) is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

Details of the Company’s principal subsidiaries are set out in Note 5. The Company which no longer combined is Zhejiang Jin Yong Acrylic Fiber Company Limited (“Jinyong”) and the details is set out in Note 5(1).

These financial statements were authorised for issue by the Board of Directors on 25 March 2020.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2 Summary of significant accounting policies and accounting estimates

The Group determines the accounting policies and accounting estimates based on its production and management features, mainly reflecting in the provision of inventories (Note 2(10)), depreciation of fixed assets (Note 2(13)), and impairment of long-term assets (Note 2(18)).

The key assumptions adopted by the Group in evaluating significant accounting policies and accounting estimate are listed in Note 2(31).

(1) Basis of preparation

The financial statements are prepared in accordance with the Accounting Standard for Business Enterprises – Basic Standard, and the specific accounting standards and other relevant regulations issued by the Ministry of Finance on 15 February 2006 and in subsequent periods (hereafter collectively referred to as “the Accounting Standard for Business Enterprises” or “CAS”).

The financial statements are prepared on a going concern basis.

(2) Statement of compliance with the Accounting Standards for Business Enterprises

The financial statements of the Company for the year ended 31 December 2019 are in compliance with the Accounting Standards for Business Enterprises, and truly and completely present the financial position as at 31 December 2019 and the operating results, cash flows and other information for the year then ended of the Group and the Company.

(3) Accounting period

The Company’s accounting year starts on 1 January and ends on 31 December.

(4) Recording currency

The recording currency is Renminbi (RMB).

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2 Summary of significant accounting policies and accounting estimates (continued)

(5) Business combinations

(a) Business combinations involving enterprises under common control

The consideration paid and net assets obtained by the absorbing party in a business combination are measured at the carrying amount. The difference between the carrying amount of the net assets obtained from and the carrying amount of the consideration paid for the combination is treated as an adjustment to capital surplus (capital premium). If the capital surplus (capital premium) is not sufficient to absorb the difference, the remaining balance is adjusted against undistributed profits. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

(b) Business combinations involving enterprises not under common control

The cost of combination and identifiable net assets obtained by the acquirer in a business combination are measured at fair value at the acquisition date. Where the cost of the combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill; where the cost of combination is lower than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised in profit or loss for the current period. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2 Summary of significant accounting policies and accounting estimates (continued)

(6)	Preparation of consolidated financial statements

The consolidated financial statements comprise the financial statements of the Company and all of its subsidiaries.

Subsidiaries are consolidated from the date on which the Group obtains control and are de-consolidated from the date that such control ceases. For a subsidiary that is acquired in a business combination involving enterprises under common control, it is included in the consolidated financial statements from the date when it, together with the Company, comes under common control of the ultimate controlling party. The portion of the net profits realised before the combination date is presented separately in the consolidated income statement.

In preparing the consolidated financial statements, where the accounting policies and the accounting periods are inconsistent between the Company and subsidiaries, the financial statements of the subsidiaries are adjusted in accordance with the accounting policies and the accounting period of the Company. For subsidiaries acquired from business combinations involving enterprises not under common control, the individual financial statements of the subsidiaries are adjusted based on the fair value of the identifiable net assets at the acquisition date.

All significant intra-group balances, transactions and unrealised profits are eliminated in the consolidated financial statements. The portion of subsidiaries’ owners’ equity and the portion of subsidiaries’ net profits and losses and comprehensive incomes for the period not attributable to the Company are recognised as non-controlling interests, net profit attributed to non-controlling interests and total comprehensive incomes attributed to non-controlling interests and presented separately in the consolidated financial statements under owners’ equity, net profits and total comprehensive income respectively. Unrealised profits and losses resulting from the sale of assets by the Company to its subsidiaries are fully eliminated against net profit attributable to owners of the parent. Unrealized profits and losses resulting from the sale of assets by a subsidiary to the Company are eliminated and allocated between net profit attributable to owners of the parent and non-controlling interests in accordance with the allocation proportion of the parent in the subsidiary. Unrealized profits and losses resulting from the sale of assets by one subsidiary to another are eliminated and allocated between net profit attributable to owners of the parent and non-controlling interests in accordance with the allocation proportion of the parent in the subsidiary.

If the accounting treatment of a transaction which considers the Group as an accounting entity is different from that considers the Company or its subsidiaries as an accounting entity, it is adjusted from the perspective of the Group.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(7)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits that can be readily drawn on demand, and short-term and highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(8)	Foreign currency translation

Foreign currency transactions

Foreign currency transactions are translated into RMB using the exchange rates prevailing at the dates of the transactions.

At the balance sheet date, monetary items denominated in foreign currencies are translated into RMB using the spot exchange rates on the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss for the current period, except for those attributable to foreign currency borrowings that have been taken out specifically for the acquisition or construction of qualifying assets, which are capitalised as part of the cost of those assets. Non-monetary items denominated in foreign currencies that are measured at historical costs are translated into RMB at the balance sheet date using the spot exchange rates at the date of the transactions. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

(9)	Financial Instruments

Financial assets refers to contracts when one side forms a financial asset while the other forms a financial liability or equity instrument. When the Group becomes one side of a financial instrument contract, the Group recognize a financial asset or a financial liability.

(a)	Financial assets

(i)	Financial assets classification and measurement

According to the business model of financial assets management and the characteristics of contract cash flow of financial assets, the Group divides financial assets into: (1) financial assets measured by amortized cost; (2) financial assets measured at fair value and recorded into other comprehensive income; (3) financial assets measured at fair value and recorded in current profit and loss.

Financial assets are measured at fair value at the time of initial recognition. For financial assets measured at fair value and whose changes are included in the current profit and loss, relevant transaction costs are directly included in the current profit and loss; For other categories of financial assets, the relevant transaction costs are included in the initial recognition amount. Accounts receivable or notes receivable arising from the sale of products or the provision of services, which do not contain or take no account of material financing elements, shall be initially recognized by the Group in accordance with the amount of consideration to which the Group is entitled to receive as expected.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(a)	Financial assets (continued)

(i)	Financial assets classification and measurement (continued)

Debt instruments

The debt instruments held by the Group refer to the instruments that meet the definition of financial liabilities from the perspective of the issuer and are measured in the following three ways:

Measured at amortized cost:

The Group’s business model for managing such financial assets is to collect contract cash flow, and the contract cash flow characteristics of such financial assets are consistent with the basic lending arrangement, that is, the cash flow generated on a specific date is only the payment of principal and interest based on the amount of outstanding principal. The Group recognizes interest income for such financial assets in accordance with the real interest rate method. Such financial assets mainly include monetary funds, notes receivable and accounts receivable, other receivables and creditor’s rights investment, etc. The Group shall list the creditor’s rights investment that is due within one year (including one year) from the date of balance sheet as non-current assets that are due within one year; The creditor’s right investment within one year (including one year) at the time of acquisition is listed as other current assets.

Measured at fair value and recorded into other comprehensive income:

The Group’s business model for managing such financial assets is both to collect contract cash flow and to sell, and the contract cash flow characteristics of such financial assets are consistent with the basic lending arrangements. Such financial assets are measured at fair value and their changes are included in other comprehensive income, but impairment losses or gains, exchange gains and losses and interest income calculated according to the real interest rate method are included in current profit and loss. Such financial assets are listed as other creditor’s rights investments, and other creditor’s rights investments that are due within one year (including one year) from the date of balance sheet are listed as non-current assets that are due within one year; Other creditor’s rights investments with a maturity of one year (including one year) at the time of acquisition are listed as other current assets.

Measured at fair value and recorded in current profit and loss:

The Group will not be held in the amortized cost measurement and measurement at fair value and its changes into other comprehensive income of the debt instruments, measured at fair value and its changes into the current profits and losses, listed as a transactional

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(a)	Financial assets (continued)

(i)	Financial assets classification and measurement (continued)

Equity instruments

The Group will measure the equity instrument investment without its control, common control and significant influence according to the fair value and record its changes into the current profit and loss, and list it as a transactional financial asset; The assets that are expected to be held for more than one year from the balance sheet date are listed as other non-current financial assets.

In addition, the Group has designated some non-tradable equity instrument investments as financial assets measured at fair value and their changes included in other comprehensive income, and listed them as other equity instrument investments. The relevant dividend income of such financial assets is included in the current profit and loss.

(ii)	Impairment

The Group recognizes loss provisions on the basis of expected credit losses for financial assets measured at amortized cost, debt instrument investments measured at fair value and their changes included in other comprehensive income, etc.

The Group calculates and confirms expected credit losses, taking into account reasonable and well-

founded information on past events, current conditions and projections of future economic conditions.

At each balance sheet date, the Group measures the expected credit losses of financial instruments at different stages. If the credit risk of the financial instrument does not increase significantly after the initial confirmation, it is in the first stage. The Group shall measure the loss reserve according to the expected credit loss in the next 12 months. Where the credit risk of a financial instrument has increased significantly since the initial confirmation but no credit impairment has occurred, it is in the second stage and the Group shall measure the loss reserve in accordance with the expected credit loss of the entire duration of the instrument; Where a credit impairment has occurred since the initial confirmation of the financial instrument, it is in the third stage and the Group shall measure the loss reserve according to the expected credit loss of the entire duration of the instrument.

For financial instruments with low credit risk on the balance sheet date, the Group assumes that the credit risk has not increased significantly since the initial recognition and measures the loss provision according to the expected credit loss in the next 12 months.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(a)	Financial assets (continued)

(ii)	Impairment (continued)

For the financial instruments in the first and second stages and with low credit risks, the Group shall calculate the interest income according to the book balance and the actual interest rate before deducting the impairment provisions. For financial instruments in the third stage, the interest income shall be calculated according to the amortized cost and the real interest rate after the book balance is deducted and the provision for impairment is drawn.

For notes receivable and accounts receivable other than financial assets which are measured at fair value and recorded in other comprehensive income, whether there is significant financing component or not, the Group shall measure the loss reserve according to the expected credit loss of the whole duration.

For other receivables, the Group calculates the expected credit loss by referring to the experience of historical credit loss, combining the current situation and the forecast of future economic situation, through the default risk exposure and the expected credit loss rate in the next 12 months or the whole duration.

The Group shall record the provision for loss accrued or brought back into the current profit and loss. For the debt instruments held by the Group, which are measured at fair value and whose changes are included in other comprehensive income, the Group shall adjust other comprehensive income when the impairment loss or profit is included in the current profit and loss.

(iii)	Derecognition

Financial assets are derecognized when meet one of the following situations:(1) the right to receive cash flows has been ceased; (2) financial assets have been transferred and the Group has transferred substantially all the risks and rewards of ownership; (3) financial assets have been transferred. Although the Group neither transfers nor retains nearly all the risks and rewards in the ownership of the financial asset, it has relinquished control over the financial asset.

When the investment of other equity instruments is recognized after termination, the difference between the book value and the consideration received and the accumulated amount of the fair value change directly included in other comprehensive income shall be recorded into retained earnings.When the remaining financial assets are recognized, the difference between their book value and the sum of the consideration they received and the accumulated amount of the fair value change directly recorded in other comprehensive income shall be recorded into the current profit and loss.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial Instruments (continued)

(b)	Financial liabilities

At the time of initial recognition, financial liabilities are classified into financial liabilities measured at amortized cost and financial liabilities measured at fair value and their changes are included in the current profit and loss.

The financial liabilities of the Group are mainly financial liabilities measured by amortized cost, including notes payable and accounts payable, other payables, loans, etc. Such financial liabilities are initially measured according to their fair value after deducting transaction costs, and are subsequently measured by the effective interest rate method. Where the term is less than one year (including one year), it shall be listed as current liabilities; If the term is more than one year, but the term is due within one year (including one year) from the balance sheet date, it shall be listed as non-current liabilities that are due within one year; The rest are shown as non-current liabilities.

When the current obligation of the financial liability has been discharged in whole or in part, the Group shall terminate the recognition of the discharged part of the financial liability or obligation. The difference between the carrying amount of the part to be recognized and the consideration paid shall be recorded into the profit and loss of the current period.

(c)	The determination of the fair value of financial instruments

The fair value of a financial instrument with an active market is determined by the quoted price in the active market. There is no active market for financial instruments, the use of valuation technology to determine their fair value. In valuation, the Group adopts valuation techniques that are applicable in the current situation and have sufficient data and other information available to support them, selects input values that are consistent with the characteristics of assets or liabilities considered by market participants in transactions of related assets or liabilities, and gives priority to relevant observable input values as far as possible. Use unobservable input values in cases where the relevant observable input values cannot be obtained or are not feasible to obtain.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(10)	Inventories

Inventories include raw materials, products in process, goods in stock, spare parts and low-value consumables, etc., which are measured at the lower cost and net realizable value.

(a)	Categories of inventories

Inventories include raw materials, work in progress, finished goods, spare parts and consumables, and are measured at the lower of cost and net realisable value.

(b)	Measurement of cost of inventories

Cost is determined using the weighted average method. The cost of finished goods and work in progress comprise raw materials, direct labour and systematically allocated production overhead based on the normal production capacity.

(c)	Basis for determining net realisable value of inventories and method of provision for impairment of inventories

Provision for decline in the value of inventories is determined at the excess amount of the carrying amounts of the inventories over their net realisable value. Net realisable value is determined based on the estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs necessary to make the sale and related taxes.

(d)	The Group adopts the perpetual inventory system.

(e)	Amortisation methods for low-value consumables

Low value consumables are expensed upon issuance.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(11)	Long-term equity investments

Long-term equity investments comprise the Company’s long-term equity investments in its subsidiaries, and the Group’s long-term equity investments in its joint ventures and associates.

Subsidiaries are the investees over which the Company is able to exercise control. A joint venture is a joint arrangement which is structured through a separate vehicle over which the Group has joint control together with other parties and only has rights to the net assets of the arrangement based on legal forms, contractual terms and other facts and circumstances. An associates is the investee over which the Group has significant influence by participating in the financial and operating policy decisions.

Investments in subsidiaries are presented in the Company’s financial statements using the cost method, and are adjusted to the equity method when preparing the consolidated financial statements. Investments in joint ventures and associates are accounted for using the equity method.

(a)	Initial recognition

For long-term equity investments acquired through a business combination: The initial investment cost of a long-term equity investment obtained through a business combination involving enterprises under common control is the Company’s share of the carrying amount of the subsidiary’s equity at the combination date. For a long-term equity investment obtained through a business combination not involving enterprises under common control, the initial investment cost is the combined cost issued by the Company, in exchange for control of the acquire.

For long-term equity investment acquired other than through a business combination, the initial investment cost is recognised at the actual consideration paid if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(11)	Long-term equity investments (continued)

(b)	Subsequent measurement

Under the cost method of accounting, long-term equity investments are measured at initial investment cost, investment income is recognised in profit or loss for the cash dividends or profit distribution declared by the investee.

For long-term equity investments accounted for using the equity method, where the initial investment cost exceeds the fair value of the Group’s share of the investee’s identifiable net assets at the time of acquisition, the investment is initially measured at cost; Where the initial investment cost is less than the fair value of the Group’s share of the investee’s identifiable net assets at the time of acquisition, the difference is included in profit or loss for the current period and the cost of the long-term equity investment is adjusted upwards accordingly.

Under the equity method of accounting, the Group recognises the investment income according to its share of net profit or loss of the investee. The Group discontinues recognising its share of net losses of an investee after the carrying amount of the long-term equity investment together with any long-term interests that, in substance, form part of the investor’s net investment in the investee are reduced to zero. However, if the Group has obligations for additional losses and the criteria with respect to recognition of provisions under the accounting standards on contingencies are satisfied, the Group continues recognising the investment losses and the provisions. For changes in shareholders’ equity of the investee other than those arising from its net profit or loss, the Group records its proportionate share directly into capital surplus, provided that the Group’s proportion of shareholding in the investee remains unchanged. The carrying amount of the investment is reduced by the Group’s share of the profit distribution or cash dividends declared by an investee. The unrealised profits or losses arising from the intra-group transactions amongst the Group and its investees are eliminated in proportion to the Group’s equity interest in the investees, and then based on which the investment gain or losses are recognised. For the loss on the intra-group transaction amongst the Group and its investees attributable to asset impairment, and the related unrealised loss is not eliminated.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(11)	Long-term equity investments (continued)

(c)	Definition of control, joint control or significant influence over the investees

Control refers to the power to govern the financial and operating policies of an investee, so as to obtain benefits from their operating activities. In determining whether the Company is able to exercise control over the investee, the effect of potential voting rights of the investee shall be considered, such as convertible debts and warrants currently exercisable.

Joint control is the contractually agreed sharing of control over an economic activity, and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

Significant influence refers to the power to participate in making decisions on the financial and operating policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties.

(d)	Impairment of Long-term equity investments

The carrying amount of long-term equity investments in subsidiaries, joint ventures and associates shall be reduced to the recoverable amount if the recoverable amount is below the carrying amount (Note 2(18)).

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(12)	Investment properties

Investment properties, including land use rights that have already been leased out, buildings that are held for the purpose of leasing and buildings that is being constructed or developed for future use for leasing, are measured initially at cost. Subsequent expenditures incurred in relation to an investment property are included in the cost of the investment property when it is probable that the associated economic benefits will flow to the Group and their costs can be reliably measured; otherwise, the expenditures are recognised in profit or loss in the period in which they are incurred.

The Group adopts the cost model for subsequent measurement of investment properties. Buildings and land use rights are depreciated or amortised to their estimated net residual values over their estimated useful lives. The estimated useful lives, the estimated net residual values that are expressed as a percentage of cost and the annual depreciation rates of investment properties are as follows:

	Estimated useful lives	Estimated net residual values	Annual depreciation rates
Buildings	30-40 years	3%	2.43%-3.23%

When an investment property is transferred to owner-occupied properties, it is reclassified as fixed asset or intangible asset at the date of the transfer. When an owner-occupied property is transferred out for earning rentals or for capital appreciation, the fixed asset or intangible asset is reclassified as investment properties at its carrying amount at the date of the transfer.

The investment property’s estimated useful life, net residual value and depreciation (amortisation) method applied are reviewed and adjusted as appropriate at each year-end.

An investment property is derecognised on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The net amount of proceeds from sale, transfer, retirement or damage of an investment property after its carrying amount and related taxes and expenses is recognised in profit or loss for the current period.

When the recoverable amount of investment properties is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2(18)).

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(13)	Property, plant and equipment

(a)	Recognition and initial measurement of fixed assets

Property, plant and equipment comprise buildings, plant and machinery, vehicles, other equipment, etc.

Property, plant and equipment is recognized when it is probable that the associated economic benefits will flow to the Group and the related cost can be reliably measured. Fixed assets purchased or constructed by the Group are initially measured at cost at the time of acquisition. The fixed assets injected by the state-owned shareholder during the restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

Subsequent expenditures incurred for a property, plant and equipment are included in the cost of the fixed asset when it is probable that the associated economic benefits will flow to the Group and the related cost can be reliably measured. The carrying amount of the replaced part is derecognised. All the other subsequent expenditures are recognised in profit or loss in the period in which they are incurred.

(b)	Depreciation of fixed assets

Property, plant and equipment are depreciated using the straight-line method to allocate the cost of the assets to their estimated residual values over their estimated useful lives. For the fixed assets that have been provided for impairment loss, the related depreciation charge is prospectively determined based upon the adjusted carrying amounts over their remaining useful lives.

The estimated useful lives, the estimated residual values expressed as a percentage of cost and the annual depreciation rates of fixed assets are as follows:

	Estimated useful lives	Estimated residual values	Annual depreciation rates
Buildings	12-40 years	0% to 5%	2.4% to 8.3%
Plant and machinery	12-20 years	0% to 5%	4.8% to 8.3%
Vehicles and other equipment	4-20 years	0% to 5%	4.8% to 25.0%

The estimated useful life, the estimated net residual value of a fixed asset and the depreciation method applied to the asset are reviewed, and adjusted as appropriate at each year-end.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(13)	Property, plant and equipment (continued)

(c)

When the recoverable amount of fixed assets is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2(18)).

(d)	Disposal of fixed assets

A fixed asset is derecognised on disposal or when no future economic benefits are expected from its use or disposal. The amount of proceeds from disposals on sale, transfer, retirement or damage of a fixed asset net of its carrying amount and related taxes and expenses is recognised in profit or loss for the current period.

(14)	Construction in progress

Construction in progress is measured at actual cost. Actual cost comprises construction costs, installation costs, borrowing costs that are eligible for capitalisation and other costs necessary to bring the fixed assets ready for their intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month. When the recoverable amount of construction in progress is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2(18)).

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(15)	Borrowing costs

The borrowing costs that are directly attributable to the acquisition and construction of a fixed asset that needs a substantially long period of time for its intended use commence to be capitalised and recorded as part of the cost of the asset when expenditures for the asset and borrowing costs have been incurred, and the activities relating to the acquisition and construction that are necessary to prepare the asset for its intended use have commenced. The capitalisation of borrowing costs ceases when the asset under acquisition or construction becomes ready for its intended use and the borrowing costs incurred thereafter are recognised in profit or loss for the current period. Capitalisation of borrowing costs is suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

For the specific borrowings obtained for the acquisition or construction of a qualifying fixed asset, the amount of borrowing costs eligible for capitalisation is determined by deducting any interest earned from depositing the unused specific borrowings in the banks or any investment income arising on the temporary investment of those borrowing during the capitalisation period.

For the general borrowings obtained for the acquisition or construction of a qualifying fixed asset, the amount of borrowing costs eligible for capitalisation is determined by applying the weighted average effective interest rate of general borrowings used, to the weighted average of the excess amount of cumulative expenditures on the asset over the amount of specific borrowings. The effective interest rate is the rate at which estimated future cash flows during the period of expected duration or shorter period applied discounted to the initial amount of the borrowings.

(16)	Intangible assets

Intangible assets include land use rights and patents, and are measured at cost. The intangible assets injected by the state-owned shareholder during the restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

(a)	Land use rights

Land use rights are amortised on the straight-line basis over their approved use period of 30-50 years. If the acquisition costs of the land use rights and the buildings located thereon cannot be reasonably allocated between the land use rights and the buildings, all of the acquisition costs are recognised as fixed assets.

(b)	Patents

Patents are amortised on a straight-line basis over the patent protection of 28 years as stipulated by the laws.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(16)	Intangible assets (continued)

(c)	Periodical review of useful life and amortisation method

For an intangible asset with a finite useful life, review of its useful life and amortisation method is performed at each year-end, with adjustment made as appropriate.

(d)	Research and development

The expenditure on an internal research and development project is classified into expenditure on the research phase and expenditure on the development phase based on its nature and whether there is material uncertainty that the research and development activities can form an intangible asset at end of the project.

Expenditure on the research phase is recognised in profit or loss in the period in which it is incurred. Expenditure on the development phase is capitalised only if all of the following conditions are satisfied:

•	it is technically feasible to complete the research and development project so that it will be available for use or sale;

•	management intends to complete the research and development project, and use or sell it;

•	it can be demonstrated how the research and development project will generate economic benefits;

•	there are adequate technical, financial and other resources to complete the development and the ability to use or sell the research and development project; and

•	the expenditure attributable to the research and development project during its development phase can be reliably measured.

Other development expenditures that do not meet the conditions above are recognised in profit or loss in the period in which they are incurred. Development costs previously recognised as expenses are not recognised as an asset in a subsequent period. Capitalised expenditure on the development phase is presented as development costs in the balance sheet and transferred to intangible assets at the date that the asset is ready for its intended use.

(e)	Impairment of intangible assets

When the recoverable amount of an intangible asset is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2 (18)).

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(17)	Long-term prepaid expenses

Long-term prepaid expenses mainly include the catalyst expenditures, leasehold improvements and other expenditures that have been incurred but should be recognised as expenses over more than one year in the current and subsequent periods. Long-term prepaid expenses with the book value net of estimated residual value are amortised on the straight-line basis over the expected beneficial periods and are presented at actual expenditure net of accumulated amortisation.

Catalyst expenditures are amortized on a straight-line method within 2 to 5 years.

The leasehold improvement of the rented fixed assets through commercial lease is amortized according to the average duration of 5 years

(18)	Impairment of long-term assets

Fixed assets, construction in progress, intangible assets with finite useful lives, long-term prepaid expenses, investment properties measured using the cost model and long-term equity investments in subsidiaries, joint ventures and associates are tested for impairment if there is any indication that the assets may be impaired at the balance sheet date. If the result of the impairment test indicates that the recoverable amount of an asset is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the future cash flows expected to be derived from the asset. Provision for asset impairment is determined and recognised on the individual asset basis. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of a group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash inflows.

Once the above asset impairment loss is recognised, it will not be reversed for the value recovered in the subsequent periods.

(19)	Safety production costs

According to the decision of the State Council on Further Strengthening the work of production safety (Guofa No.2 2004), Shanghai Municipal Government to implement the State Council on Further Strengthening corporate safety work notice (Hufufa No.35 2010) and Safe production costs extraction and use of management practices (Caiqi No.16 2012) issued by the Ministry of Finance and the national production safety supervision administration on 2 February 2012, The Group extracted safety production costs in a certain percentage of sales revenue from the dangerous goods in previous year, which is used for safety costs.

The safety production costs, accrued in accordance with the above regulations, shall be charged in relevant costs or profit and loss, and in the specific reserve. Safety production costs, which belong to expenses, directly offset the special reserves. If the costs formed into fixed assets, the special reserves shall be offset according to the cost forming into fixed assets, and recognize the same amount of accumulated depreciation. This fixed asset shall no longer accrue depreciation in the following period.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(20)	Employee benefits

Employee benefits include short-term employee benefits, post-employment benefit and termination benefits provided in various forms of consideration in exchange for service rendered by employees or compensations for the termination of employment relationship.

(a)	Short-term employee benefits

Short-term employee benefits include employee wages or salaries, bonus, allowances and subsidies, staff welfare, premiums or contributions on medical insurance, work injury insurance and maternity insurance, housing funds, union running costs and employee education costs, short-term paid absences. The employee benefit liabilities are recognised in the accounting period in which the service is rendered by the employees, with a corresponding charge to the profit or loss for the current period or the cost of relevant assets. Employee benefits which are non-monetary benefits are measured at fair value.

(b)	Post-employment benefits

The Group classifies post-employment benefit plans as either defined contribution plans or defined benefit plans. Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into a separate fund and will have no obligation to pay further contributions; and Defined benefit plans are post-employment benefit plans other than defined contribution plans. During the reporting period, the Group’s post-employment benefits mainly include basic pensions, unemployment insurance and supplemental basic pensions, all of which belong to the defined contribution plans.

Basic pensions

The Group’s employees participate in the basic pension plan set up and administered by local authorities of Ministry of Human Resource and Social Security. Monthly payments of premiums on the basic pensions are calculated according to prescribed bases and percentage by the relevant local authorities. When employees retire, the relevant local authorities are obliged to pay the basic pensions to them. The amounts based on the above calculations are recognised as liabilities in the accounting period in which the service has been rendered by the employees, with a corresponding charge to the profit or loss for the current period or the cost of relevant assets.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(20)	Employee benefits (continued)

(c)	Termination benefits

The Group provides compensation for terminating the employment relationship with employees before the end of the employment contracts or as an offer to encourage employees to accept voluntary redundancy before the end of the employment contracts. The Group recognises a liability arising from compensation for termination of the employment relationship with employees, with a corresponding charge to profit or loss for the current period at the earlier of the following dates: 1) when the Group cannot unilaterally withdraw an employment termination plan or a curtailment proposal; 2) when the Group recognises costs or expenses for a restructuring that involves the payment of termination benefits.

Termination benefits expected to be paid in one year are listed as current liabilities.

(21)	Profit distribution

Proposed profit distribution is recognised as a liability in the period in which it is approved by the Shareholders’ meeting.

(22)	Share-based payments

(a)	Types of Share-based payment

The term “share-based payment” refers to a transaction in which an enterprise grants equity instruments or undertakes equity-instrument-based liabilities in return for services from employee or other parties. Equity instruments include equity instruments of the Company itself or its subsidiaries.

Equity-settled share-based payment transactions

The Group’s stock option incentive plans are equity-settled share-based payments and are measured at fair value of equity instruments granted to employees on the date of the grant. If the right cannot be exercised until the vesting period comes to an end and until the prescribed performance conditions are met, then within the vesting period, the services obtained in the current period shall, based on the best estimate of the number of vested equity instruments, be included in the relevant costs or expenses and the capital reserves shall be increased accordingly at the fair value of the equity instruments on the date of the grant. If the subsequent information indicates that the number of vested equity instruments is different from the previous estimate, an adjustment shall be made and on the vesting date, and the estimate shall be adjusted to equal the number of the actually vested equity instruments. On the vesting date, an enterprise shall, based on the number of the equity instruments of which the right is actually exercised, confirm share capital and share premium, and carry forward the capital surplus recognised within the vesting period.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(22)	Share-based payments (continued)

(b)	Method for determining the fair value of share options

The Group uses Black-Scholes valuation model to determine the fair value of the share options.

(c)	Estimate basis of the the number of options

At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-marketing performance and service conditions. It recognises the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity. As at the vesting date, the estimates of the number of options should be same with the actual exercised number.

(d)	Accounting treatment for share-based payments exercise

When the options are exercised at the vesting date, the Company issues new shares. At the same time, carry forward the capital reserve confirmed in the waiting period.

(23)	Provisions

Provisions for contingent liabilities etc. are recognised when the Group has a present obligation, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be measured reliably.

A provision is initially measured at the best estimate of the expenditure required to settle the related present obligation. Factors surrounding a contingency, such as the risks, uncertainties and the time value of money, are taken into account as a whole in reaching the best estimate of a provision. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash outflows. The increase in the discounted amount of the provision arising from passage of time is recognised as interest expense.

The carrying amount of provisions is reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Provisions expected to be paid in one year are listed as other current liabilities.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(24)	Revenue recognition

The group shall recognize revenue when control of the products or service has transferred. Revenue is recognized based on the expected consideration to be obtained.

(a)	Sale of goods

Sales are recognized when control of the products has transferred, being when the products are delivered to and accepted by the customer. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred to the customer, and either the customer has accepted the products in accordance with the sales contract, or the Group has objective evidence that all criteria for acceptance have been satisfied. Revenue excludes value added tax and is after deduction of any estimated trade discounts.

The Group provides discounts based on the sales amount, and recognizes revenue based on the contract value exclude expected discounts.

(b)	Overseas shipping services

The Group arranges overseas shipping services for the customer and revenue is recognized over time and based on the actual shipping service provided to the end of the reporting period as a proportion of the total services to be provided, because the customer receives and uses the benefits simultaneously. This is determined based on the actual passages of time (days) relative to the total expected shipping days.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(25)	Government grants

Government grants are transfers of monetary assets or non-monetary assets from the government to the Group at no consideration, including tax refund, financial subsidies etc.

A government grant is recognised when there is reasonable assurance that the grant will be received and that the Group will comply with the conditions attaching to the grant. If a government grant is in the form of a transfer of a monetary asset, it is measured at the amount that is received or receivable. If a government grant is in the form of a transfer of a non-monetary asset, it is measured at its fair value, or nominal amount when fair value not reliably measured.

A government grant related to an asset means grant that used for acquisition, construction or otherwise to form long- term assets. A government grant related to income is grant in addition to government grant related to an asset.

Government subsidies related to assets, write-off the book value of related assets, or recognized as deferred income and amortized into profit and loss within the service life of related assets in a reasonable and systematic way;

And benefits related to government subsidies for compensating the related expenses or losses during the later, recognized as deferred income, cost and upon confirmation of the related expenses or losses, recorded into the profits and losses of the current or write-downs related cost, used for compensating the related expenses or losses incurred, directly recorded into the profits and losses of the current or write-downs related cost.

The Group uses the same reporting method for similar government subsidies.

Government subsidies related to daily activities are included in operating profit, while government subsidies unrelated to daily activities are included in non-operating income and expenditure.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(26)	Deferred tax assets and deferred tax liabilities

Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences arising between the tax bases of assets and liabilities and their carrying amounts (temporary differences). Deferred tax asset is recognised for the deductible losses that can be carried forward to subsequent years for deduction of the taxable profit in accordance with the tax laws. No deferred tax liability is recognised for a temporary difference arising from the initial recognition of goodwill. No deferred tax asset or deferred tax liability is recognised for the temporary differences resulting from the initial recognition of assets or liabilities due to a transaction other than a business combination, which affects neither accounting profit nor taxable profit (or deductible loss). At the balance sheet date, deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled.

Deferred tax assets are only recognised for deductible temporary differences, deductible losses and tax credits to the extent that it is probable that taxable profit will be available in the future against which the deductible temporary differences, deductible losses and tax credits can be utilised.

Deferred tax liabilities are recognised for temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the Group is able to control the timing of reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future. When it is probable that the temporary differences arising from investments in subsidiaries, associates and joint ventures will be reversed in the foreseeable future and that the taxable profit will be available in the future against which the temporary differences can be utilised, the corresponding deferred tax assets are recognised.

Deferred tax assets and liabilities are offset when:

•	the deferred taxes are related to the same tax payer within the Group and the same taxation authority; and

•	that tax payer within the Group has a legally enforceable right to offset current tax assets against current tax liabilities.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(27)	Leases

Lease is a kind of contract whereby, within a certain period of time, the lessor transfers the right of use of assets to lessee in order to obtain benefits.

The Group as the lessee

The Group recognized the right of use assets at the beginning of the lease period and the lease liabilities at the present value of the outstanding lease payments. Lease payments include fixed payments and payments to be made if it is reasonably determined that the option to buy or to terminate the lease option will be exercised. The variable rent, which is determined by a certain percentage of sales, is not included in the lease payment and is recorded into the current profit and loss when it actually occurs. The Group will be paid from the balance sheet date within one year (including one year) of the lease liabilities, as a non-current liabilities due within one year.

The right of use assets of the Group include leased houses and buildings, plant and machinery equipment, means of transport and others. The right of use assets are initially measured at cost, which includes the initial measurement of the lease liability, the lease payment paid on or before the lease period, the initial direct expenses, etc., and deducts the lease incentive received. Where the Group is able to reasonably determine the ownership of the leased assets upon the expiration of the lease term, depreciation of the leased assets shall be calculated and withdrawn within the remaining service life of the leased assets; If it is not reasonable to determine whether the ownership of the leased asset can be acquired at the end of the lease term, the depreciation shall be calculated within the shorter period between the lease term and the remaining useful life of the leased asset. When the recoverable amount is lower than the book value of the asset, the Group writes down the book value to the recoverable amount.

For short-term leases with a lease term of no more than 12 months, the Group chooses not to recognize the right of use assets and lease liabilities, and records the relevant rental expenses into the current profits and losses or related asset costs according to the straight-line method during each period of the lease term.

The Group as the lessor

Essentially, a lease that transfers almost all the risks and rewards associated with the ownership of the leased asset is a financial lease. Other leases are operating leases.

When the Group operates leased premises and buildings, the rental income from operating leases shall be recognized in accordance with the straight-line method during the lease term.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(28)	Hold for sale and terminate operations

Non-current assets or disposal groups that meet the following conditions are classified as held for sale: (i) according to usual practice in similar sales transactions, the assets can be sold immediately under current circumstances, (ii) the Group has entered into a legally binding sale agreement with other parties and has obtained the relevant approval. And it is expected that the sale will be completed within one year.

Conform to the conditions of sale of non-current assets (not including financial assets, to the fair value of an investment real estate and deferred income tax assets), with the book value and the fair value minus the net amount after sale cost and what is low measurement, the fair value minus the net amount after sale cost is lower than the amount of the original book value, shall be recognized as asset impairment losses.

The assets and liabilities in the non-current assets and disposal group held for sale are classified as current assets and current liabilities and are separately listed in the balance sheet.

(29)	Related parties

If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control or joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Enterprises with which the Company is under common control only from the State and that have no other related party relationships are not regarded as related parties of the Group. Related parties of the Group and the Company include, but are not limited to:

(a)	the Company’s parent;

(b)	the Company’s subsidiaries;

(c)	enterprises that are controlled by the Company’s parent;

(d)	investors that have joint control or exercise significant influence over the Group;

(e)	enterprises or individuals if a party has control or joint control over both the enterprises or individuals and the Group;

(f)	joint ventures of the Group, including subsidiaries of joint ventures;

(g)	associates of the Group, including subsidiaries of associates;

(h)	principal individual investors of the Group and close family members of such individuals;

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(29)	Related parties (continued)

(i)	key management personnel of the Group and close family members of such individuals;

(j)	key management personnel of the Company’s parent company;

(k)	close family members of key management personnel of the Company’s parents; and

(l)	other enterprises that are controlled or jointly controlled by principal individual investors, key management personnel of the Group, or close family members of such individuals.

In addition to the related parties stated above determined in accordance with the requirements of CAS, the following enterprises and individuals (but not limited to) are considered as related parties based on the disclosure requirements of Administrative Procedures on the Information Disclosures of Listed Companies issued by the CSRC:

(m)	enterprises or individuals that act a concert, that hold 5% or more of the Company’s shares;

(n)	individuals who directly or indirectly hold more than 5% of the Company’s shares and their close family members, supervisors of the listed companies and their close family members;

(o)	enterprises that satisfied any of the aforesaid conditions in (a), (c) or (m) during the past 12 months or will satisfy them within the next 12 months pursuant to a relevant agreement;

(p)	individuals who satisfied any of the aforesaid conditions in (i), (j) or (n) during the past 12 months or will satisfy them within the next 12 months pursuant to a relevant agreement; and

(q)

enterprises, other than the Company and the subsidiaries controlled by the Company, which are controlled directly or indirectly by an individual defined in (i), (j), (n) or (p), or in which such an individual assumes the position of a director or senior executive.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(30)	Segment information

The Group identifies operating segments based on the internal organisation structure, management requirements and internal reporting system, and discloses segment information of reportable segments which is determined on the basis of operating segments.

An operating segment is a component of the Group that satisfies all of the following conditions: (1) the component is able to earn revenues and incur expenses from its ordinary activities; (2) whose operating results are regularly reviewed by the Group’s management to make decisions about resources to be allocated to the segment and to assess its performance, and (3) for which the information on financial position, operating results and cash flows is available to the Group. If two or more operating segments have similar economic characteristics and satisfy certain conditions, they are aggregated into one single operating segment.

(31)	Significant accounting policies and accounting estimates

The Group continuously evaluates important accounting estimates and key judgments based on historical experience and other factors, including reasonable expectations of future events.

(a)	Important accounting estimates and their key assumptions

The following important accounting estimates and key assumptions have important risks that will lead to significant adjustments in the book value of assets and liabilities in the next accounting year:

(i)	Inventory provision

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical cost of sales. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(31)	Significant accounting policies and accounting estimates (continued)

(a)	Important accounting estimates and their key assumptions (continued)

(ii)	Impairment of long-term assets

Long-term assets are reviewed for impairment at each balance sheet date when events or changes in circumstance have indicated that their carrying amounts may not be recoverable. If any such evidence indicated that their carrying amounts may not be recoverable, the carrying amounts exceed the recoverable amounts would be recognized as impairment loss and accounted in current profit or loss.

The recoverable amount of an asset (or an asset group) is the greater of its net selling price and its present value of expected future cash flows. In assessing value in use, significant judgements are exercised over the assets’ (or the asset group’s) production and sales, selling prices, related operating expenses and discount rate to calculate the present value. All relevant materials which can be obtained are used for estimation of the recoverable amount, including the estimation of the production, selling prices and related operating expenses based on reasonable and supportable assumptions.

(iii)	Estimated useful life and residual value of fixed assets

The Group assessed the reasonableness of estimated useful life of fixed assets in line with the historical experience on the basis of similar function or characteristic for the assets. If there are significant changes in estimated useful lives and residual value from previous years, the depreciation expenses for future periods are adjusted.

The Group reviews and adjusts the useful lives and estimated residual value of the assets regularly at the end of each year end.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(31)	Significant accounting policies and accounting estimates (continued)

(b)	The adoption of critical judgments in accounting policy

(i)	Classification of financial assets

The Group in determining the classification of financial assets involved in the major judgments including business model and contract cash flow characteristics of the analysis.

The Group determines the business model of managing financial assets at the level of financial asset portfolio, taking into account such factors as the way of evaluating and reporting the performance of financial assets to key managers, the risk and management methods that affect the performance of financial assets, and the ways in which relevant business managers are paid, etc..

When the Group evaluates whether the contract cash flow of financial assets is consistent with the basic loan arrangement, there are the following main judgments: whether the time distribution or amount of principal may change within the duration due to prepayment or other reasons; Does interest include only the time value of money, credit risk, other basic lending risks, and consideration of costs and profits? For example, does the prepayment amount reflect only the principal outstanding and the interest based on the principal outstanding, as well as the reasonable compensation paid for the early termination of the contract?

(ii)	Judgment of significant increase in credit risk

The main criteria for the Group to judge the significant increase in credit risk are the number of overdue days over 30, or the significant change in one or more of the following indicators: the operating environment of the debtor, internal and external credit rating, significant change in actual or expected operating results, the value of the collateral or the significant decline in the credit rating of the guarantor, etc.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(32)	Significant accounting policies change

In 2018, the Ministry of Finance issued the revised CAS 21 leasing (“the new CAS 21”) and in 2019 issued the “Circular on the Amendment to the Formats of Corporate Financial Statements for the Year of 2019” (Cai Kuai [2019] 06), the revised CAS 7 Exchange of Non-Monetary Assets (“the revised CAS 7”) and the revised CAS 12 Debt Restructuring (“the revised CAS 12”). The financial statements are prepared in accordance with the above circular and standards. The revised CAS 7 and the revised CAS 12 have no significant impact on the Group and the Company. The impact of other amendments on the statements of the Group and the Company is listed as follow:

(a)	General enterprise report format modification

(i)	The impact on the consolidated balance sheet is shown as follow:

		Influenced amount Increase/(Decrease)
The content and reason of accounting policy change	Influenced accounts	31 December 2018		1 January 2018
The Group divides the notes and accounts receivable into accounts receivable and notes receivable	Accounts receivable	3,181,142		2,275,386
	Notes receivable	789,103		1,151,053
	Notes and accounts receivable	(3,970,245)		(3,426,439)
The Group divides the notes and accounts payable into accounts payable and notes payable	Accounts payable Notes payable Notes and accounts payable	7,394,383 – (7,394,383)		5,573,281 – (5,573,281)

The Group reclassifies the notes receivable and accounts receivable, which are measured at fair value and changes in other comprehensive income, into financial assets at fair value through other comprehensive income

	Financial assets at fair value through other comprehensive income(“FVOCI”) Notes receivable Accounts receivable	1,672,431 (789,103 (883,328	) )	1,460,571 (1,151,053 (309,518	) )

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(32)	Significant accounting policies change (continued)

(a)	General enterprise report format modification (continued)

(ii)	The impact on the Company balance sheet is shown as follow:

		Influenced amount Increase/ (Decrease)
The content and reason of accounting policy change	Influenced accounts	31 December 2018	1 January 2018
The Company divides the notes and accounts receivable into accounts receivable and notes receivable	Accounts receivable	2,053,409	1,757,945
	Notes receivable	714,599	815,227
	Notes and accounts receivable	(2,768,008)	(2,573,172)
The Company divides the notes and accounts payable into accounts payable and notes payable	Accounts payable	5,535,625	4,129,720
	Notes payable	–	–
	Notes and accounts payable	(5,535,625)	(4,129,720)
The Company reclassifies the notes receivable and accounts receivable, which are measured at fair value and changes in other comprehensive income, into financial assets at fair value through other comprehensive income	FVOCI	714,599	815,227
	Notes receivable	(714,599)	(815,227)

(b)	Leasing

The Group and the Company adopted the new lease criteria retrospectively from 1 January 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transition provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on 1 January 2019.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(32)	Significant accounting policies change (continued)

(b)	Leasing (continued)

(i)

		Influenced amount Increase/(Decrease)
The content and reason of accounting policy change	Influenced accounts	1 January 2019
		The Group	The Company
For the existing operating lease contracts before the first implementation of the new lease criteria, the Group and the Company have different linkage methods according to the remaining lease period:	Right-of-use assets	76,852	74,112
	Prepayments	(121)	(109)
	Lease liabilities	2,638	136
	Non-current liabilities mature within one year	74,093	73,867

For the remaining lease term is more than 12 months, the Group and the Company shall recognize the lease liability based on the remaining lease payment and incremental borrowing rate on 1 January, 2019, and assume that the new lease criteria shall be adopted on the beginning date of the lease term, and the book value of the right-of-use assets shall be determined based on the incremental borrowing rate on 1 January, 2019.

For the remaining lease period does not exceed 12 months, the Group and the Company adopt the simplified method and do not confirm the right-of-use the assets and lease liabilities, which has no significant impact on the financial statements.

As at 1 January 2019, the Group and the Company adopted the same discount rate for leasing contracts with similar characteristics to measure lease liabilities. The weighted average of the incremental borrowing interest rate adopted is 4.39%.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (continued)

(32)	Significant accounting policies change (continued)

(b)	Leasing (continued)

(ii)

As at 1 January 2019, the Group and the Company adjusted the unpaid minimum operating lease payments disclosed under the original lease criteria to the adjustment table of lease liabilities recognized under the new lease criteria as follows:

	The Group	The Company
As at 31 December 2018 the minimum future operating lease payments	84,746	81,073
The present value of the above minimum operating lease payments discounted at the incremental borrowing rate	77,046	74,108
Less: the present value of payments under lease contracts within 12 months	(315)	(105)

As at 1 January 2019, lease liabilities including non-current liabilities mature within one year (Note 2 (32)(b)(i))	76,731	74,003

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

3	Taxation

The main categories and rates of taxes applicable to the Group are set out below:

Category	Tax base	Tax rate
Enterprise income tax (a)	Taxable income	25%
Value added tax (“VAT”) (b)	Taxable value added amount (Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less deductible VAT input of current year)	5%, 6%, 9%,10%, 11%, 13% and 16%
Consumption tax	Taxable sales amount	Gasoline: RMB2,110 per ton; Diesel oil: RMB1,411 per ton
City maintenance and construction tax	Consumption tax payable, business tax payable and VAT payable	1% and 7%

(a)

Pursuant to the ‘Circular on Enterprise Income Tax Policy concerning Deductions for Equipment and Appliances’ (Cai Shui [2018] 54) issued by the State Administration of Taxation, during the period from 1 January 2018 to 31 December 2020, the cost of newly purchased equipment with the original cost less than RMB5 million can be fully deducted against taxable profit in the next month after the asset is put into use, instead of being depreciated annually for tax filing.

(b)

Pursuant to the ‘Announcement of Deepening the Value Added Tax Reform Policy’ (Cai Shui [2019] 39) jointly issued by the Ministry of Finance and the State Administration of Taxation and General Administration of Customs, the applicable VAT rate of taxable sales behaviour, importing of goods and tangible movable property leasing is 13% and 9% respectively from 1 April 2019, while it was 16% and 10% before then.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements

(1)	Cash at bank and on hand

	31 December 2019	31 December 2018
Cash on hand	–	7
Cash at bank	7,449,699	8,741,883
Other cash balances	1,508,839	1,500,003

	8,958,538	10,241,893

As at 31 December 2019, other cash balances of RMB1,500,000 thousand is six-month deposits (31 December 2018: RMB1,500,000 thousand). The interest rates from 3.95% to 4.10% per annum (31 December 2018: 4.5%).

(2) Derivative financial assets and derivative financial liabilities

	31 December 2019	31 December 2018
Derivative financial assets
Foreign exchange option contract	263	7,468

Derivative financial Liability
Foreign exchange option contract	(799)	(11,005)

As at December 31 2019, the derivative financial assets and derivative financial liabilities are mainly foreign exchange option contracts, with the total nominal amount of equivalent RMB40,754 thousand (As at 31 December 2018: RMB571,476 thousand).

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(3)	Financial assets at fair value through profit or loss

	31 December 2019	31 December 2018
Structured deposit	3,318,407	2,719,811

As at 31 December 2019 and 2018, financial assets at fair value through profit or loss are structured deposits deposited by the Group with the bank for a period of up to six months.The contract guarantees the principal, and the yield is linked to the performance of the dollar-yen exchange rate, the euro-dollar exchange rate and the three-month dollar libor in the international market.

(4)	Accounts receivable

	31 December 2019	31 December 2018
Amounts due from related parties (Note 7(6))	1,519,177	2,215,824
Amounts due from third parties	120,739	82,044

	1,639,916	2,297,868
Less: provision for bad debts	–	(54)

	1,639,916	2,297,814

(a)	The ageing of accounts receivable is analysed as follows:

	31 December 2019	31 December 2018
Within one year	1,639,916	2,297,774
Over one year but within two years	–	42
Over two years but within three years	–	27
Over three years	–	25

	1,639,916	2,297,868

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(4)	Accounts receivable (continued)

(b)	As at 31 December 2019, the top five receivables collected by the arrears are summarized and analyzed as follows:

	Amount	Provision	Percent of total amount
The total amount of accounts receivable in the top five accounts	1,508,265	–	92%

(c) Provision

	31 December 2019	31 December 2018
Provision of Accounts receivable	–	54

For notes receivable and accounts receivable, whether or not there is significant financing component, the Group shall measure the loss reserve according to the expected credit loss of the whole duration.

(i)	As at 31 December 2019, the Group has no notes receivable and accounts receivable of single provision for bad debts.

(ii)	As at 31 December 2019, the Group has no pledged accounts receivable (As at 31 December 2018: Nil)).

(iii)

In the year of 2019, the Group does not have a large proportion of bad debt provision that has been fully withdrawn or withdrawn in previous years, but the accounts receivable that have been fully recovered or transferred in this year, or a large proportion of accounts receivable that have been recovered or transferred in this year (2018: Nil).

(d)	Significant unwritten accounts receivable of the Group for the year 2019 (2018: Nil).

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(5)	Financial assets at fair value through other comprehensive income

	31 December 2019	31 December 2018
Financial assets at fair value through other comprehensive income	1,540,921	1,672,431

(a)

Due to the requirement of cash management, the Group discounted and endorsed part of the bank acceptance notes. The business model of bank acceptance notes management is for the purpose of collecting cash flow of contracts and sales. Therefore, as at 31 December 2018, the Group classified RMB804,739 thousand notes receivable to financial assets measured at fair value and whose changes are included in other comprehensive income and disclosed in notes receivable and accounts receivable (as at 31 December 2018, RMB789,103 thousand).

(b)

The Group has no single provision for impairment of the bank acceptance notes, with all provision was accrued by their expected credit loss. As at 31 December 2019 and 2018, the Group considers that no bank acceptance notes has significant credit risk, and will not suffer significant loss due to the violation of banks.

(c)	As at 31 December 2019, the Group had no pledged bank acceptance notes to issue letters of credit(31 December 2018:Nil).

(d)	As at 31 December 2019, unmatured notes receivable that have been endorsed or discounted by the Group is as follows:

	Derecognized	Not derecognized
Bank acceptance notes	441,721	–

(e)

The Group’s subsidiaries Shanghai Jinshan Trading Corporation (“JMGJ”) derecognized part of the accounts receivable for the non-recourse forfaiting business based on the requirement of daily cash management. The business model of accounts receivable management is for the purpose of collecting cash flow of contracts and sales. l, including a sale contract as the goal. Therefore, as at 31 December 2019, the Group classified RMB736,182 thousand third party accounts receivable of subsidiaries to financial assets measured at fair value and whose changes are included in other comprehensive income and disclosed in notes receivable and accounts receivable (as at 31 December 2018, RMB883,328 thousand).

(f)	The analysis of accounts receivable terminated due to the transfer of financial assets is as follows:

In the year of 2019, the Group’s subsidiaries China Jinshan Associated Trading Corporation (“Jinmao”) and JMGJ derecognized RMB3,095,035 thousand accounts receivable due to the non-recourse forfaiting (2018: RMB5,665,160 thousand), which including the financial expense of RMB11,137 thousand (2018: RMB25,391 thousand).

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(6)	Advances to suppliers

	31 December 2019	31 December 2018
Amounts advance to related parties (Note 7(6))	44,806	67,242
Amounts advance to third parties	11,796	5,726

	56,602	72,968

(a)	The aging of advances to suppliers is analysed as follows:

	31 December 2019		31 December 2018
	Amount	% of total balance	Amount	% of total balance
Within one year	56,602	100%	72,968	100%

(b)	As at 31 December 2019, the total amount of the top five advances to suppliers are summarized as follows:

	Amount	Percentage of total advances to suppliers (%)
Total amount of the top five advances to suppliers	46,468	82%

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(7)	Other receivable

	31 December 2019	31 December 2018
Amounts due from related parties (Note 7(6))	2,010	3,183
Amounts due from third parties	26,240	105,947

	28,250	109,130
Less: provision for bad debts	(139)	(144)

	28,111	108,986

(a)	The aging of other receivable is analysed as follows:

	31 December 2019	31 December 2018
Within one year	28,111	108,986
Over one year but within three years	–	–
Over three years	139	144

	28,250	109,130

(b)	Provision movement

	First Stage					Third Stage
	Expected credit loss in the next 12 months (Combined)		Expected credit loss in the next 12 months (Single)		Total	Expected credit loss over the duration (credit impairment has occurred)		Total
	Book value	Provision	Book value	Provision	Provision	Book value	Provision	Provision
31 December 2018	108,986	—	—	—	—	144	(144)	(144)
Add	—	—	—	—	—	—	—	—
Reverse	—	—	—	—	—	—	5	5

31 December 2019	28,111	—	—	—	—	139	(139)	(139)

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(7)	Other receivable (continued)

(c)

In 2019, the Group does not have a large or full proportion of bad debt provision in previous years, but have been fully recovered or transferred in this year, or a large proportion of other accounts receivable that have been recovered or transferred in this year (2018: Nil).

(d)

In 2019, there is no balance of other receivables written off by the Group (2018: the balance of other receivables written off by the Group is RMB894 thousand, and the bad debt reserve is RMB894 thousand).

(e)	As at 31 December 2019, the top five other receivables are as follows:

	Nature	Amount	Ageing	Percentage of total other receivables	Provision for bad debts
State Taxation Administration, Shanghai Jinshan Bureau	Export tax rebates	8,957	Within one year	32%	–
Shanghai Bank Co., Ltd. Jinshan Branch	Interest receivables	6,372	Within one year	23%	–
Shanghai Yufan Logistics Co., Ltd.	Reimbursed expenses	3,988	Within one year	14%	–
China CITIC Bank Co., LTD. Shanghai Branch	Interest receivables	3,255	Within one year	12%	–
BOC-SPC Gases Company Limited “BOC”	Business transaction	1,830	Within one year	6%	–

		24,402		87%	–

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(8)	Inventories

(a)	Inventories by categories are as follows:

	31 December 2019			31 December 2018
	Book value	Provision for declines in the value of inventories	Carrying amount	Book value	Provision for declines in the value of inventories	Carrying amount
Raw materials	4,567,648	—	4,567,648	5,529,241	—	5,529,241
Work in progress	1,072,040	(78,981)	993,059	1,099,235	(55,098)	1,044,137
Finished goods	1,022,335	(33,763)	988,572	1,440,721	(56,448)	1,384,273
Spare parts and consumables	247,873	(42,718)	205,155	209,907	(46,683)	163,224

	6,909,896	(155,462)	6,754,434	8,279,104	(158,229)	8,120,875

(b)	Provision for declines in the value of inventories is analysed as follows:

	31 December 2018	Increases	Decreases	31 December 2019
Work in progress	55,098	45,002	(21,119)	78,981
Finished goods	56,448	25,176	(47,861)	33,763
Spare parts and consumables	46,683	–	(3,965)	42,718

	158,229	70,178	(72,945)	155,462

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(8)	Inventories (continued)

(c)	Provision for declines in the value of inventories are analysed as follows:

	Basis for determining net realisable value	Main reasons for reversal/write-off
Raw materials	The estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs to make the sale and related taxes.	NA

Work in progress	Same as above	Sold in current year

Spare parts and consumables	The estimated selling price in the ordinary course of business, less the estimated costs to make the sale and related taxes.	Sold in current year

Finished goods	Same as above	Disposed

(9)	Assets hold for sale

	31 December 2018
	Book value before divided to assets hold for sale	Provision	Book value
Land use right	24,331	–	24,331

In the year of 2018, Jinyong, which was a subsidiary of the Group, signed an irrevocable assignment agreement with Municipal Land Reserve Center of Ningbo Zhenhai, to transfer the land use right and buildings above on with the price of 344,275 thousand. The Group recognized 197,138 thousand gains from disposal of non-current assets after finished the transfer formality of buildings in 2018. In the year of 2019, the Group recognized 126,817 thousand gains from disposal of non-current assets after finished all the transfer formality (Note 4(50)).

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(10)	Other current assets

	31 December 2019	31 December 2018
VAT deductible	11,971	32,299

(11)	Long-term equity investments

	31 December 2019	31 December 2018
Joint ventures (a)	235,294	229,868
Associates (b)	5,093,464	4,427,265

	5,328,758	4,657,133
Less: provision for impairment of long-term equity investment	—	—

	5,328,758	4,657,133

(a)	Joint Ventures

		Current year movement
	31 December 2018	Additional/ negative investment	Net profit adjusted by equity method	Cash dividends declared in current year	Impairment provision	31 December 2019	Impairment provision
Joint ventures of subsidiaries
Inspection and testing company “JYJC”	8,638	—	1,165	(453)	—	9,350	—
Shanghai Petrochemical Yangu Gas Development Company Limited “Yangu Gas”	48,713	—	20	—	—	48,733	—
BOC	172,517	—	43,594	(38,900)	—	177,211	—

	229,868	—	44,779	(39,353)	—	235,294	—

Interests in joint ventures, refer to Note 5(2).

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(11)	Long-term equity investments (continued)

(b)	Associates

		Current year movement
	31 December 2018	Additional/ negative investment	Net profit/ (loss) adjusted by equity method	Cash dividends declared in current year	Impairment provision	Change in other equity	Others	31 December 2019	Impairment provision
Associates of the Company
Shanghai Secco Petrochemical Company Limited “Shanghai Secco”	2,555,044	—	676,716	(507,400)	—	—	—	2,724,360	—
Shanghai Chemical Industry Park Development Company Limited “Chemical Industry”	1,716,776	—	223,210	(30,225)	—	7,449	—	1,917,210	—
Associates of subsidiaries
Shanghai Jinsen Hydrocarbon Resins Company Limited “Jinsen”	61,335	—	(6,798)	—	—	—	—	54,537	—
Shanghai Azbil Automation Company Limited “Azbil”	49,598	—	15,379	(12,000)	—	—	—	52,977	—
Shanghai Shidian Energy Company Limited “Shidian Energy”	—	320,000	2,907	—	—	—	(23,549)	299,358	—
Others	44,512	—	6,400	(5,890)	—	—	—	45,022	—

	4,427,265	320,000	917,814	(555,515)	—	7,449	(23,549)	5,093,464	—

Interests in associates, refer to Note 5(2).

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(12)	Investment properties

Buildings
Cost
31 December 2018	594,135
Transfer from fixed assets (Note 4(13))	19,071
Transfer to fixed assets (Note 4(13))	(10,547)

31 December 2019	602,659

Accumulated depreciation
31 December 2018	217,396
Depreciation charged in current year	14,694
Transfer from fixed assets (Note 4(13))	6,724
Transfer to fixed assets (Note 4(13))	(3,623)

31 December 2019	235,191

Carrying amount
31 December 2019	367,468

31 December 2018	376,739

In 2019, the depreciation amount of investment real estate is RMB14,694 thousand (2018: RMB14,527 thousand) without provision for impairment (31 December, 2018: Nil).

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(13)	Property, plant and equipment

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost
31 December 2018	3,338,284	41,679,350	1,802,997	46,820,631
Reclassification in current year	23,103	(96,394)	73,291	—
Increase in current period
Purchase	—	99,041	15,578	114,619
Transfer from CIP (Note 4(14))	26,655	999,412	97,553	1,123,620
Transfer from investment properties (Note 4(12))	10,547	—	—	10,547
Decrease in current period
Disposal	(41,165)	(815,858)	(117,665)	(974,688)
Transfer to investment properties
(Note 4(12))	(19,071)	—	—	(19,071)
31 December 2019	3,338,353	41,865,551	1,871,754	47,075,658

Accumulated depreciation
31 December 2018	2,249,636	30,555,005	1,468,215	34,272,856
Reclassification in current year	6,708	(13,790)	7,082	—
Increase in current year
Current year charges	92,187	1,348,667	68,960	1,509,814
Transfer from investment properties (Note 4(12))	3,623	—	—	3,623
Decrease in current year
Disposal	(33,964)	(706,958)	(111,677)	(852,599)
Transfer to investment properties
(Note 4(12))	(6,724)	—	—	(6,724)
31 December 2019	2,311,466	31,182,924	1,432,580	34,926,970

Provision for impairment
31 December 2018	53,872	815,329	8,121	877,322
Decrease in current year
Disposal	(3,087)	(48,397)	—	(51,484)
31 December 2019	50,785	766,932	8,121	825,838

Carrying amount
31 December 2019	976,102	9,915,695	431,053	11,322,850

31 December 2018	1,034,776	10,309,016	326,661	11,670,453

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(13)	Property, plant and equipment (continued)

In the year of 2019, no impairment provision was made of the Group. In the year of 2018, the Group made impairment provision of RMB58,652 thousand against these property, plant and equipment which will be redundant and replaced by new facilities.

For the year ended 31 December 2019, the written off of impairment loss of the Group amounted to RMB51,484 thousands due to the disposal of property, plant and equipment.

As at 31 December 2019 and 31 December 2018, the Group had no pledged fixed assets.

In the year of 2019, the depreciation expenses amounted to RMB1,509,814 thousand (2018: RMB1,552,934 thousand). The depreciation expenses charged to cost of sales, selling and distribution expenses, general and administrative expenses were RMB1,413,314 thousand, RMB9,179 thousand, and RMB81,787 thousand, respectively (2018: RMB1,465,586 thousand, RMB9,126 thousand, and RMB77,636 thousand, respectively).

The amount of fixed assets transferred from construction in progress was RMB1,123,620 thousand (2018: RMB344,935 thousand).

(14)	Construction in progress

	31 December 2019			31 December 2018
	Original cost	Provision for impairment	Carrying amount	Original cost	Provision for impairment	Carrying amount
Construction in progress	1,850,210	(34,661)	1,815,549	1,593,576	(34,175)	1,559,401

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(14)	Construction in progress (continued)

(a)	The movement of the Group’s major construction in progress is listed as follows:

	Budget	31 December 2018	Increase in current year	Transferred to fixed assets in current year (Note 4(13))	31 December 2019	Percentage of actual cost to budget	Project progress	Accumulative capitalized borrowing costs	Current year capitalized borrowing costs	Current year borrowing cost capitalizing rate	Source of funds
Oil cleaning project	781,657	57,984	419,993	—	477,977	61.15%	60.00%	1,685	1,685	3.35%	Equity funds and borrowings
100,000 tons/year EVA production equipment	1,131,520	239,332	—	—	239,332	21.15%	20.00%	1,081	—	—	Equity funds and borrowings
PAN carbon fiber project	847,794	45,695	209,994	(108,226)	147,463	30.16%	30.00%	3,100	3,100	3.35%	Equity funds and borrowings
Shanghai petrochemical third circuit 220KV power supply line project	283,000	112,887	—	—	112,887	46.89%	46.89%	—	—	—	Equity funds
Emergency cut-off function renovation project of tank area of storage department	76,766	—	54,351	—	54,351	70.80%	70.00%	—	—	—	Equity funds
Tank area decontamination and diversion improvement project of storage and transportation department	64,474	—	37,944	—	37,944	58.85%	60.00%	—	—	—	Equity funds
2# 3# aromatics joint unit energy saving renovation	954,240	29,940	—	—	29,940	3.14%	3.14%	—	—	—	Equity funds

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(14)	Construction in progress (continued)

(a)	The movement of the Group’s major construction in progress is listed as follows: (continued)

	Budget	31 December 2018	Increase in current year	Transferred to fixed assets in current year (Note 4(13))	31 December 2019	Percentage of actual cost to budget	Project progress	Accumulative capitalized borrowing costs	Current year capitalized borrowing costs	Current year borrowing cost capitalizing rate	Source of funds
35KV cable hidden trouble control project	29,240	—	24,873	—	24,873	85.06%	80.00%	—	—	—	Equity funds
Oil blending and optimization system project of storage and transportation department	26,191	20,000	3,000	—	23,000	87.82%	87.82%	—	—	—	Equity funds
No. 3 and no. 4 fire emission reconstruction project for the thermal power section	98,820	84,994	2,600	(87,594)	—	88.71%	100.00%	610	—	—	Equity funds and borrowings
2# delayed coking device is safe and environment-friendly sealed coke removal transportation and waste gas treatment	69,737	65,000	3,000	(68,000)	—	97.51%	100.00%	—	—	—	Equity funds
Optimization and reconstruction project of high-sulfur torch system in the storage and transportation department	44,234	38,986	1,798	(40,784)	—	92.20%	100.00%	—	—	—	Equity funds
Light oil storage tank and trestle oil and gas recovery project of ministry of storage and transportation	65,257	52,988	10,999	(63,987)	—	98.05%	100.00%	—	—	—	Equity funds

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(14)	Construction in progress (continued)

(a)	The movement of the Group’s major construction in progress is listed as follows: (continued)

	Budget	31 December 2018	Increase in current year	Transferred to fixed assets in current year (Note 4(13))	31 December 2019	Percentage of actual cost to budget	Project progress	Accumulative capitalized borrowing costs	Current year capitalized borrowing costs	Current year borrowing cost capitalizing rate	Source of funds
Shanghai petrochemical cogeneration unit standard emission renovation project	221,566	17,340	12,861	(30,201)	—	100.17%	100.00%	3,779	—	—	Equity funds and borrowings
No.2 alkene cracking furnace low nitrogen combustion renovation project	120,929	4,428	6,994	(11,422)	—	85.54%	100.00%	2,090	809	3.35%	Equity funds and borrowings
Equipment update of thermoelectric department	—	50,085	28,168	(2,579)	75,674	—	—	—	—	—	Equity funds
Oil refining equipment update	—	45,577	31,185	(20,200)	56,562	—	—	—	—	—	Equity funds
Storage department production operation	—	55,473	10,439	(23,270)	42,642	—	—	—	—	—	Equity funds
Aromatics department energy conservation and environmental protection	—	46,588	12,457	(28,600)	30,445	—	—	—	—	—	Equity funds
Aromatics department equipment update	—	8,539	18,004	–	26,543	—	—	—	—	—	Equity funds
Refining department operations	—	46,299	12,070	(33,606)	24,763	—	—	—	—	—	Equity funds
Informatization project of the ministry of information	—	17,412	17,787	(12,836)	22,363	—	—	—	—	—	Equity funds

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(14)	Construction in progress (continued)

(a)	The movement of the Group’s major construction in progress is listed as follows: (continued)

	Budget	31 December 2018	Increase in current year	Transferred to fixed assets in current year (Note 4(13))	31 December 2019	Percentage of actual cost to budget	Project progress	Accumulative capitalized borrowing costs	Current year capitalized borrowing costs	Current year borrowing cost capitalizing rate	Source of funds
Storage and transportation department security management	—	32,446	4,808	(16,242)	21,012	—	—	—	—	—	Equity funds
Utility equipment updates	—	27,235	15,482	(26,353)	16,364	—	—	—	—	—	Equity funds
Acrylic department production and operation	—	8,958	12,094	(5,164)	15,888	—	—	—	—	—	Equity funds
Company headquarters other	—	–	17,017	(2,003)	15,014	—	—	—	—	—	Equity funds
Polyester department purchase update	—	14,925	1,363	(1,379)	14,909	—	—	—	—	—	Equity funds
Technical renovation of oil refining department	—	–	54,773	(39,966)	14,807	—	—	—	—	—	Equity funds
Technical renovation of environmental water department	—	–	16,896	(2,306)	14,590	—	—	—	—	—	Equity funds
Company headquarters other purchase update	—	11,414	6,788	(3,655)	14,547	—	—	—	—	—	Equity funds
Energy conservation and environmental protection project of storage and transportation department	—	4,465	18,348	(8,381)	14,432	—	—	—	—	—	Equity funds
Storage and transportation department equipment update	—	13,077	11,118	(11,548)	12,647	—	—	—	—	—	Equity funds

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(14)	Construction in progress (continued)

(a)	The movement of the Group’s major construction in progress is listed as follows: (continued)

	Budget	31 December 2018	Increase in current year	Transferred to fixed assets in current year (Note 4(13))	31 December 2019	Percentage of actual cost to budget	Project progress	Accumulative capitalized borrowing costs	Current year capitalized borrowing costs	Current year borrowing cost capitalizing rate	Source of funds
Aromatic department production operations	—	16,326	9,182	(13,567)	11,941	—	—	—	—	—	Equity funds
Aromatics department other purchase update	—	3,736	7,683	—	11,419	—	—	—	—	—	Equity funds
Acrylic department equipment update	—	14,827	12,630	(16,399)	11,058	—	—	—	—	—	Equity funds
Olefin production operations	—	19,647	8,883	(18,221)	10,309	—	—	—	—	—	Equity funds
Other miscellaneous items	—	386,973	264,672	(427,131)	224,514	—	—	—	—	—	Equity funds

		1,593,576	1,380,254	(1,123,620)	1,850,210

Less: provision for impairment		(34,175)	(486)	—	(34,661)

		1,559,401	1,379,768	(1,123,620)	1,815,549				5,594

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(14)	Construction in progress (continued)

(a)	The movement of the Group’s major construction in progress is listed as follows: (continued)

In 2019, the capitalized amount of the Group’s borrowing expenses is RMB5,594 thousand (in 2018: RMB5,179 thousand).

As at December 31 2019, the balance of the impairment provision for the Group’s construction in progress is the impairment provision for the long-term suspended 50,000-ton/year ethanolamine project and the energy saving transformation of no. 2 and no. 3 aromatics combined plant with the amount of RMB34,175 thousand (As at December 31 2018: RMB34,175 thousand).

(15)	Right-of-use assets

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost
31 December 2018	—	—	—	—
Change of policy	12,233	63,471	1,148	76,852
1 January 2019	12,233	63,471	1,148	76,852
Increase in current period	22,512	10,723	745	33,980
Decrease in current period	(1,468)	(108)	(113)	(1,689)

31 December 2019	33,277	74,086	1,780	109,143

Accumulated depreciation
31 December 2018	—	—	—	—
Change of policy	—	–	—	—
1 January 2019	—	—	—	—
Increase in current period	12,541	74,025	618	87,184
Decrease in current period	(1,469)	(107)	(113)	(1,689)

31 December 2019	11,072	73,918	505	85,495

Carrying amount
31 December 2019	22,205	168	1,275	23,648

31 December 2018	—	—	—	—

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(16)	Intangible assets

	Land use rights	Other intangible assets	Total
Cost
31 December 2018	700,821	98,378	799,199
Purchase	—	1,762	1,762

31 December 2019	700,821	100,140	800,961

Accumulated amortization
31 December 2018	365,795	77,810	443,605
Charge in current year	14,814	4,696	19,510

31 December 2019	380,609	82,506	463,115

Carrying amount
31 December 2019	320,212	17,634	337,846

31 December 2018	335,026	20,568	355,594

In the year of 2019, amortization expenses of intangible assets amounted to RMB19,510 thousand (2018: RMB20,744 thousand).

(17)	Long-term prepaid expenses

	31 December 2018	Increase	Amortisation	31 December 2019
Catalysts	493,241	170,500	(208,351)	455,390
Leaseholding improvements	8,987	—	(1,109)	7,878
Others	461	187	(136)	512

	502,689	170,687	(209,596)	463,780

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(18)	Deferred tax assets and deferred tax liabilities

(a)	Deferred tax assets before offsetting

	31 December 2019		31 December 2018
	Deductible temporary differences and deductible losses	Deferred tax assets	Deductible temporary differences and deductible losses	Deferred tax assets
Provision for bad debts and inventory	155,601	38,901	158,427	39,606
Provision for impairment of fixed assets	795,869	198,967	844,266	211,066
Difference in depreciation	(715,201)	(178,800)	(582,838)	(145,709)
Provision for impairment of construction in progress	34,661	8,665	34,175	8,544
Accrued expenses	316,378	79,095	—	—
Deductible loss	7,944	1,986	14,939	3,735
Change in fair value	546	137	—	—
Other deferred tax assets	37,731	9,431	22,734	5,682

	633,529	158,382	491,703	122,924

Including:
To be recovered within 12
months		133,187		50,049
To be recovered over 12 months		25,195		72,875

		158,382		122,924

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(18)	Deferred tax assets and deferred tax liabilities (continued)

(b)	Deferred tax liabilities before offsetting

	31 December 2019		31 December 2018
	Taxable temporary differences	Deferred tax liabilities	Taxable temporary differences	Deferred tax liabilities
Capitalized borrowing costs	(11,784)	(2,946)	(15,394)	(3,849)
Change in fair value	(18,417)	(4,604)	—	—

	(30,201)	(7,550)	(15,394)	(3,849)

Including:
To be recovered within 12 months		(4,604)		(1,238)
To be recovered over 12 months		(2,946)		(2,611)

		(7,550)		(3,849)

(c)	Deductible temporary differences and deductible losses that are not recognised as deferred tax assets are analysed as follows:

	31 December 2019	31 December 2018
Deductible temporary differences	29,969	29,969
Deductible losses	121,723	89,713

	151,692	119,682

In accordance with the accounting policy set out in note 2 (26), it is unlikely that some of the Group’s subsidiaries will obtain sufficient future taxable profits to be used to offset the relevant future deductible losses. Therefore, the Group has not recognised deferred income tax assets for the cumulative deductible losses of the following subsidiaries. Under current tax law, these deductible losses expire between 2020 and 2024.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(18)	Deferred tax assets and deferred tax liabilities (continued)

(c)	Deductible temporary differences and deductible losses that are not recognised as deferred tax assets are analysed as follows: (continued)

	31 December 2019	31 December 2018
Shanghai Petrochemical Investment Development Company Limited (“Toufa”)	93,361	55,049
Shanghai Jinshan Hotel Company Limited (“Jinshan Hotel”)	28,362	34,664

	121,723	89,713

(d)	Deductible losses that are not recognised as deferred tax assets will expire in the following years:

	31 December 2019	31 December 2018
2019	—	6,132
2020	17,775	17,945
2021	12,880	12,880
2022	12,687	12,687
2023	40,069	40,069
2024	38,312	—

	121,723	89,713

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(18)	Deferred tax assets and deferred tax liabilities (continued)

(e)	The net balance of deferred tax assets and liabilities after offsetting is as follows:

	31 December 2019		31 December 2018
	Offsetting amount of deferred tax assets and deferred tax liabilities	Deferred tax assets -net	Offsetting amount of deferred tax assets and deferred tax liabilities	Deferred tax assets - net
Deferred tax assets	(7,550)	150,832	(3,849)	119,075
Deferred tax liabilities	7,550	—	3,849	—

(19)	Other non-current assets

	31 December 2019	31 December 2018
Three-year fixed deposit	3,511,234	—

As at 31 December 2019, other non-current assets of the Group is three year fixed deposit with interest rate range from 4.125% to 4.18% per annum (As at 31 December 2018, Nil).

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(20)	Provision for assets impairment

			Decrease
	31 December 2018	Increase	Reverse	Sold	Written off	31 December 2019
Notes receivable and accounts receivable provision (4(4))	54	16	(70)	—	—	—
Include: Single provision	—	—	—	—	—	—
Group provision	54	16	(70)	—	—	—
Provision for other receivable (4(7))	144	—	(5)	—	—	139

	198	16	(75)	—	—	139

Provision for inventory (4(8))	158,229	70,178	—	(68,980)	(3,965)	155,462
Provision for PPE (4(13))	877,322	—	—	—	(51,484)	825,838
Provision for CIP (4(14))	34,175	486	—	—	—	34,661

	1,069,726	70,664	—	(68,980)	(55,449)	1,015,961

	1,069,924	70,680	(75)	(68,980)	(55,449)	1,016,100

(21)	Short-term borrowings

Classification of short-term borrowings

	Currency	31 December 2019	31 December 2018
Unsecured – bank borrowings	RMB	1,547,600	65,600
	USD	—	431,649

		1,547,600	497,249

As at 31 December 2019, the weighted average interest rate of short-term borrowings ranged from 2.92% to 4.35%per annum (31 December 2018: from 3.34% to 4.70% per annum).

As at 31 December 2019 and 2018, there are no short-term borrowings which are due but have not been repaid.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(22)	Notes payable

	31 December 2019	31 December 2018
Accounts payable	733,900	—

(23)	Accounts payable

	31 December 2019	31 December 2018
Related parties (Note 7(6))	5,521,894	4,471,385
Third parties	2,142,402	2,922,998

	7,664,296	7,394,383

As at 31 December 2019 and 31 December 2018, there are no individually significant accounts payable aged over one year.

(24)	Contract liabilities

	31 December 2019	31 December 2018
Related parties (Note 7(6))	5,666	6,862
Third parties	655,117	446,702

	660,783	453,564

As at 31 December 2019 and 2018, there are no individually significant contract liabilities aged over one year.

In the year of 2019, the contract liabilities including the beginning balance amount RMB453,563 thousand (2018: RMB477,273 thousand), of which RMB453,564 thousand has been transferred to the main business income in this year.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(25)	Employee benefits payable

	31 December 2019	31 December 2018
Short-term employee benefits payable (a)	168,995	106,768
Defined contribution plans payable (b)	20,552	22,093

	189,547	128,861

(a)	Short-term employee benefits payable

	31 December 2018	Increase in current year	Decrease in current year	31 December 2019
Wages and salaries, bonuses, allowances and subsidies	90,620	1,931,121	(1,871,174)	150,567
Staff welfare	3,569	211,792	(211,792)	3,569
Social insurances	11,999	179,792	(177,451)	14,340
Including: Medical insurance	10,242	142,632	(141,036)	11,838
Work injury insurance	680	13,324	(12,747)	1,257
Maternity insurance	1,077	15,009	(14,841)	1,245
Supplementary medical insurance	—	8,827	(8,827)	—
Housing funds	—	179,299	(179,299)	—
Compensation for lay-off	—	45,394	(45,394)	—
Others	580	208,769	(208,830)	519

	106,768	2,756,167	(2,693,940)	168,995

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(25)	Employee benefits payable (continued)

(b)	Defined contribution plans payable

	31 December 2018	Increase in current year	Decrease in current year	31 December 2019
Basic pensions	21,554	258,328	(259,953)	19,929
Unemployment insurance	539	7,507	(7,423)	623
Supplemental basic pensions	—	125,370	(125,370)	—

	22,093	391,205	(392,746)	20,552

As stipulated by the regulations of the PRC, the Group participates in a defined contribution retirement plan organised by the Shanghai Municipal Government for its staff.

In addition, pursuant to the document “Order of the Ministry of Labour and Social Security No.20” dated 6 January 2004 issued by the Ministry of Labour of the PRC, the Group has set up a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Group for more than one year may participate in this plan. The Group and participating employees make defined contributions to their pension saving accounts according to the plan. The assets of this plan are held separately from those of the Group in an independent fund administered by a committee consisting of representatives from the employees and the Group.

The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. In 2019, the Group’s contribution to the above two plans amounted to RMB258,328 thousand and RMB125,370 thousand respectively (2018: RMB262,728 thousand and RMB75,312 thousand respectively).

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(26)	Taxes payable

	31 December 2019	31 December 2018
Consumption tax payable	2,935,211	3,386,367
City maintenance and construction tax payable	231,537	246,060
Enterprise income tax payable	226,269	300,016
Value added tax payable	221,932	507,119
Educational surcharge payable	144,124	160,554
Individual income tax payable	23,580	28,913
Land use tax payable	12,326	1,768
Others	8,308	11,895

	3,803,287	4,642,692

(27)	Other payables

	31 December 2019	31 December 2018
Related parties (Note 7(6))	120,834	89,567
Third parties	716,303	663,253
A ordinary share dividend	29,144	26,488
Short-term loan interest	1,686	5,952

	867,967	785,260

(a)	As at 31 December 2019, there are no other payables that are individually significant aged over 1 year except unpaid project guaranty deposit.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(27)	Other payables (continued)

(b)	Other payables by categories are analysed as follows:

	31 December 2019	31 December 2018
Accrued expenses	340,733	166,575
Equipment project	277,184	334,249
Payable to related parties (Note 7(6))	120,834	89,567
Guaranty deposit	32,098	25,624
A ordinary share dividend	29,144	26,488
Sales discount	25,092	32,648
Social insurance withholding	11,694	9,998
Deposits	8,305	12,227
Others	22,883	87,884

	867,967	785,260

(28)	Non-current liabilities maturing within one year

	31 December 2019	31 December 2018
Lease liabilities maturing within one year (Note 4 (29))	11,450	—

(29)	Lease liabilities

	31 December 2019	31 December 2018
Lease liabilities	22,043	—
Less: Non-current liabilities maturing within one year (Note 4 (28))	(11,450)	—

	10,593	—

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(30)	Deferred income

	31 December 2018	Increase in current year	Decrease in current year	31 December 2019	Related to assets/ related to income
Government grants project	140,442	—	(10,437)	130,005	Related to assets

			Decrease
	31 December 2018	Increase	Deduct from Property plant and Equipment	Include in other income	Deduct from general and administrative expenses	Deduct from financial expenses	Include in non- operting income	Deduct from non- operating expense	31 December 2019	Related to assets/ income
Investment subsidy for Chemical industry park	130,000	—	—	—	—	—	(10,000)	—	120,000	related to assets
Huang gu tang pipeline relocation subsidy	5,242	—	—	—	—	—	(437)	—	4,805	related to assets
Power units energy saving reconstruction subsidies	5,200	—	—	—	—	—	—	—	5,200	related to assets

	140,442	—	—	—	—	—	(10,437)	—	130,005

(31)	Share capital

		Increase or decrease in current year
	31 December 2018	Issue new share	Stock dividend	Transfer from capital surplus to paid-in capital	Other	Subtotal	31 December 2019
Non-restricted Shares – Domestic legal persons shares	7,328,814	—	—	—	—	—	7,328,814
Foreign investment H shared listed overseas	3,495,000	—	—	—	—	—	3,495,000

	10,823,814	—	—	—	—	—	10,823,814

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(31)	Share capital (continued)

The Company was founded in Shanghai, PRC on 29 June 1993 with registered capital of RMB4,000,000,000 invested by its holding company-China National Petrochemical Corporation; these shares were converted from assets of former Shanghai Petrochemical Complex.

Approved by Zheng Wei Fa No. [1993]30 issued by the State Council Securities Committee, the Company launched its Initial Public Offering (“IPO”) in July 1993 and September 1993 in Hong Kong, New York and Shanghai to issue 2.23 billion shares, including 1.68 billion H shares and 550 million A shares. The 550 million A shares included 400 million individual shares (including 150 million shares issued to SPC employees) and 150 million legal person shares. H shares were listed on the Hong Kong Stock Exchange on 26 July 1993, and listed on the New York Stock Exchange in the form of American Depositary Shares at the same time; the A shares were listed on the Shanghai Stock Exchange on 8 November 1993.

After the IPO, the total quantity of shares issued by the Company was 6.23 billion, including 4 billion state-owned shares, 150 million legal person shares, 400 million individual shares, and 1.68 billion H shares.

According to the plan stated in the prospectus issued in July 1993, and approved by the China Securities Regulatory Commission, the Company issued 320 million ordinary A shares with a par value of RMB1 each at an issuing price of RMB2.4 each during the period from 5 April to 10 June 1994. These shares were listed on the Shanghai Stock Exchange on 4 July 1994. By then, the total quantity of shares issued was expanded from 6.23 billion to 6.55 billion.

On 22 August 1996, the Company issued 500 million H shares to overseas investors; on 6 January 1997, another 150 million H shares were issued to overseas investors. By then, the total quantity of shares issued was expanded to 7.2 billion, including 2.33 billion H shares.

In 1998, China National Petrochemical Corporation was restructured to Sinopec Group.

Sinopec Corp. was founded on 28 February 2000 based on the approved assets restructuring of Sinopec Group. As part of the restructuring, the shares of the Company held by the Sinopec Group were injected in Sinopec Corp.; after the restructuring, the ownership of 4 billion state-owned shares of the Company held by the Sinopec Group were transferred to Sinopec Corp., and the shares were changed to state-owned legal person shares in nature.

All the A and H shares rank pari passu in all respects.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(31)	Share capital (continued)

Pursuant to the ‘Approval on matters relating to the Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited’ issued by the State-owned Assets Supervision and Administration Commission of the State Council (State Owned Property [2013] No.443), a General Meeting of A share shareholders was held on 8 July 2013 and passed the resolution of ‘Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited (Amendment)’ (“the share segregation reform resolution”) which was published by the Company on Shanghai Stock Exchange (“SSE”) website on 20 June 2013. According to the Share Segregation Reform Resolution, the controlling shareholder of the Company, Sinopec Corp., offered shareholders of circulating A shares 5 shares for every 10 circulating A shares they held on 16 August 2013, aggregating 360,000,000 A shares, for the purpose of obtaining the listing rights of its non-circulating shares in the A Shares market. From 20 August 2013 (“the circulation date”), all the Company’s non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange(“SSE”). As part of the restricted conditions, Sinopec Corp. committed that all the 3,640,000,000 A shares held were not allowed to be traded on SSE or transferred within 12 months from the circulation date (“the restriction period”). After the restriction period, Sinopec Corp. can only sell no more than 5 and 10 percent of its total shares within 12 and 24 months, respectively. The former 150,000,000 non-circulating A shares held by social legal persons were also prohibited to be traded on SSE or transferred within 12 months from the circulation date. Meanwhile, Sinopec Corp. also committed in the Share Segregation Reform Resolution that a scheme of converting surplus to share capital (no less than 4 shares for every 10 shares) will be proposed on the board of directors and shareholders meetings within 6 months after the circulation date.

Sinopec Corp. passed the Share Reform Commitment Scheme added up to 3,600,000 shares, after deliberation of temporary shareholders’ meeting, A share class shareholders’ meeting and H share class shareholders’ meeting.

Since the Company’s share reform scheme, which was executed after 20 August 2013, the Company’s non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange (“SSE”). As part of the restricted conditions, all the 5,460,000,000 A shares held by Sinopec Corp. and 225,000,000 A shares held by social legal persons had been in circulation as at 31 December 2016.

On 23 August 2017, the first Share Option Incentive Scheme of A shares was passed according to the Company’s board resolution. On 27 September 2017, the Company increased its registered capital of RMB14,16,600, which was paid in cash amounting to RMB54,579,910 by 199 grantees. The difference between actual capital contribution and registered capital amount to RMB40,403,310 was included in share premium (Note (28)). As to 31 December 2017, total equity capital was 10,814,176,600 shares.

On January 8, 2018, according to the Company’s board resolution, the second exercise period exercise plan of the Company’s common A-share stock option incentive plan was adopted. On January 12, 2018, the Company increased its registered capital by RMB9,637,000, which was fully paid in cash by 185 equity incentive candidates who met the conditions for exercise. The difference between the actual capital contribution and the subscribed registered capital was RMB27,465 thousand, which is included in the Company’s capital reserve — equity premium, and the confirmed capital reserve — employee equity option plan in the waiting period is RMB17,062 thousand, which is transferred to the capital reserve — equity premium (note 4 (32)).

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(31)	Share capital (continued)

According to the board resolution of the Company on December 28, 2018, the third exercise period of the stock option incentive plan for A shares of the common stock of the Company will not be exercised because the non-market exercise conditions are not met. As at 31 December 2019 and 2018, the total share capital of the Company was 10,823,813,500 shares.

		Increase or decrease in current year
	31 December 2017	Issue new share	Stock dividend	Transfer from capital surplus to paid-in capital	Other	Subtotal	31 December 2018
Non-restricted Shares – RMB ordinary A shares listed in PRC	7,319,177	9,637	—	—	—	9,637	7,328,814
Foreign investment H shared listed overseas	3,495,000	—	—	—	—	—	3,495,000

	10,814,177	9,637	—	—	—	9,637	10,823,814

(32)	Capital surplus

	31 December 2018	Increase in current year	Decrease in current year	31 December 2019
Government grants	412,370	—	—	412,370
Refund of harbor construction charge	32,485	—	—	32,485
Share premium (4(31))	106,846	—	—	106,846
Others	58,626	—	—	58,626

	610,327	—	—	610,327

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(32)	Capital surplus (continued)

	31 December 2017	Increase in current year	Decrease in current Year	31 December 2018
Government grants	412,370	—	—	412,370
Refund of harbor construction charge	32,485	—	—	32,485
Share-based payments (a)	30,066	—	(30,066)	—
Share premium (4(31))	62,319	44,527	—	106,846
Others	49,067	9,559	—	58,626

	586,307	54,086	(30,066)	610,327

(a)	Summary

Pursuant to the resolution of the fifth meeting of the eighth session of the Board of Directors of the Company on 6 January 2015, the proposal regarding the list of participants and the number of share options under the share option incentive scheme was approved.

According to the Company’s share option incentive scheme, the grant date of share options was 6 January 2015, and there were a total of 38,760 thousand share options granted to 214 participants (0.359% of the total ordinary share capital issued). Each share option has a right to purchase an ordinary A share listed in PRC on vesting date at the exercise price under vesting conditions. The options were divided by three tranches of 40%, 30% and 30% of the total share options granted, respectively. Each tranche had independent vesting conditions relevant to year 2015, 2016 and 2017, respectively, which were listed as following:

•	weighted average rate of return on equity of the Group should be no less than 9% for 2015, 9.5% for 2016 and 10% for 2017 in respect to the three tranche;

•	for each year of 2015, 2016 and 2017, the compound annual growth rate in net profit based on the net profit of 2013 should achieve 5%;

•

for each year of 2015, 2016 and 2017, proportion of the main business revenue in the total revenue should be no less than 99%; for each year of 2015, 2016 and 2017, each of the above three conditions should be no lower than the 75% level of peer companies; and achieving the target budget set by the Sinopec Corp. in 2015, 2016 and 2017, respectively.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(32)	Capital surplus (continued)

(a)	Summary (continued)

The participant should serve the Group at the required position from the grant date. Exercisable amount of each tranche depended on the time for which the participant served the Group during each year of 2015, 2016 and 2017. Upon the fulfilment of relevant vesting conditions, the share options of each tranche shall become exercisable at its exercisable date.

On the grant date, the agreed exercise price is RMB4.2 per share. During the waiting period, the right price of the bank will be adjusted according to the Company’s dividend, capital reserve to increase the share capital, the distribution of stock dividends, stock split, rights issue or share reduction and other matters.

According to the resolution of the board of directors on December 28, 2018, the Company will not exercise the third batch of stock options due to the non-market exercise conditions. The first and second tranches of stock options were exercised in September 2017 and January 2018 at rmb3.85 per share (note 4 (24)).

As at 31 December 2019 and 31 December 2018, there were no outstanding share options.

(33)	Other comprehensive income

	Other comprehensive income in Balance Sheet			Other comprehensive income in 2019 Income Statement
	31 December 2018	After-tax attributable to the parent company	31 December 2019	Current year before income tax amount	Less: Pre- included other comprehensive income transferred out this year	Less: income tax expense	After-tax attributable to the parent company	After-tax attributable to minority shareholders
Other comprehensive income reclassificated in the future Under the equity method after the invested entity will be reclassified into the share of profits/(losses) of other comprehensive income	10,389	7,449	17,838	7,449	—	—	7,449	—

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(33)	Other comprehensive income (continued)

	Other comprehensive income in Balance Sheet			Other comprehensive income in 2018 Income Statement
	31 December 2017	After-tax attributable to the parent company	31 December 2018	Current year before income tax amount	Less: Pre- included other comprehensive income transferred out this year	Less: income tax expense	After-tax attributable to the parent company	After-tax attributable to minority shareholders
Other comprehensive income reclassificated in the future Under the equity method after the invested entity will be reclassified into the share of profits/(losses) of other comprehensive income	17,403	(7,014)	10,389	(7,014)	—	—	(7,014)	—

(34)	Specific reserve

	31 December 2018	Accrued during the year	Utilised during the year	31 December 2019
Safety production costs	57,135	138,028	(138,026)	57,137

	31 December 2017	Accrued during the year	Utilised during the year	31 December 2018
Safety production costs	—	112,870	(55,735)	57,135

Specific reserve represents unutilised safety production costs accrued in accordance with state regulations (Note 2(19)).

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(35)	Surplus reserve

	31 December 2018	Increase in current year	Decrease in current year	31 December 2019
Statutory surplus reserve	6,135,815	199,840	—	6,335,655
Discretionary surplus reserve	101,355	—	—	101,355

	6,237,170	199,840	—	6,437,010

	31 December 2017	Increase in current year	Decrease in current year	31 December 2018
Statutory surplus reserve	5,626,269	509,546	—	6,135,815
Discretionary surplus reserve	101,355	—	—	101,355

	5,727,624	509,546	—	6,237,170

In accordance with the Company Law and the Company’s Articles of Association, the Company should appropriate 10% of net profit for the year to the statutory surplus reserve, and the Company can cease appropriation when the statutory surplus reserve accumulated to more than 50% of the registered capital. The statutory surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. Statutory surplus reserve amounted to RMB199,840 thousand was provided in current year (2018: RMB509,546 thousand).

The Company appropriates for the discretionary surplus reserve should be proposed by the board of directors and approved by the General Meeting of Shareholders. The discretionary surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. No discretionary surplus reserve was provided in current year (2018: Nil).

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(36)	Undistributed profits

	2019	2018
Undistributed profits at the beginning of the year	12,631,291	11,110,795
Add: Net profit attributable to equity shareholders of the Company	2,213,716	5,277,186
Less: Appropriation to statutory reserve (Note 4(35))	(199,840)	(509,546)
Less: Ordinary shares dividend payable (a)	(2,705,952)	(3,247,144)

Undistributed profits at the end of the year	11,939,215	12,631,291

(a)

Pursuant to the resolution of the shareholders’ meeting on 20 June 2019, a dividend in respect of the year ended 31 December 2018 of RMB0.25 per share, amounting to a total dividend of RMB2,705,952 thousand was declared (2018: RMB0.3 per share (including tax), amounting to a total dividend of RMB3,247,144 thousand).

Pursuant to the resolution of the shareholders’ meeting on 25 March 2020, the Company proposed cash dividend to all the shareholders, RMB0.12 per share (including tax), based on 10,823,813,500 shares outstanding, amounting to a total dividend of RMB1,298,858 thousand. The proposal remains to be approved.

(37)	Non-controlling interests

Attributable to the non-controlling interests of the Group:

	31 December 2019	31 December 2018
Jinmao	89,808	80,089
Shanghai Jinchang Engineering Plastics Company Limited (“Jinchang”)	40,752	42,300
Zhejiang Jinyong Acrylic Company limited (“Jinyong”)	—	(6,011)

	130,560	116,378

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(38)	Revenue and cost of sales

	2019	2018
Main operations revenue (a)	99,897,094	107,328,852
Other operating revenue	448,954	436,056

	100,346,048	107,764,908

	2019	2018
Main operations cost (a)	83,465,489	86,698,902
Other operating cost	315,551	330,673

	83,781,040	87,029,575

(a)	Main operations revenue and main operations cost

The principal business of the Group mainly belongs to the petrochemical industry.

Analysis by product is as follows:

	2019		2018
	Main operations revenue	Main operations cost	Main operations revenue	Main operations cost
Synthetic fibres	2,200,229	2,486,042	2,225,594	2,520,678
Resins and plastics	10,163,711	8,790,918	10,730,277	8,875,478
Intermediate petrochemicals	10,511,143	9,095,702	12,403,080	9,327,686
Petroleum products	54,886,705	41,156,331	54,972,598	39,220,903
Trading of petrochemical products	21,706,014	21,566,364	26,560,354	26,392,366
Others	429,292	370,132	436,949	361,791

	99,897,094	83,465,489	107,328,852	86,698,902

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(38)	Revenue and cost of sales (continued)

(b)	Analysis of group revenue as follow:

	2019
	Synthetic fibres	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Others	Total
Revenue	2,200,229	10,163,711	10,511,143	54,886,705	21,706,014	429,292	99,897,094
Recognized at a point	2,200,229	10,163,711	10,511,143	54,886,705	21,695,864	429,292	99,886,944
Recognized during a period	—	—	—	—	10,150	—	10,150

Other business revenue	—	—	—	—	—	448,954	448,954

	2,200,229	10,163,711	10,511,143	54,886,705	21,706,014	878,246	100,346,048

	2018
	Synthetic fibres	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Others	Total
Revenue	2,225,594	10,730,277	12,403,080	54,972,598	26,560,354	436,949	107,328,852
Recognized at a point	2,225,594	10,730,277	12,403,080	54,972,598	26,537,983	436,949	107,306,481
Recognized during a period	—	—	—	—	22,371	—	22,371

Other business revenue	—	—	—	—	—	436,056	436,056

	2,225,594	10,730,277	12,403,080	54,972,598	26,560,354	873,005	107,764,908

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(39)	Taxes and surcharges

	2019	2018	Tax base and rate
Consumption tax	10,729,174	10,503,275	According to relevant PRC tax regulations,
since 1 January 2009, the Group is
required to pay consumption tax based on
the Group’s sales of gasoline and diesel
rate according to the applicable tax rate
			(Note 3)
City maintenance and construction tax	829,630	875,162	1% or 7% of actual payments of consumption, business tax and VAT during the year
Educational surcharge and others	556,562	578,270	3% of actual payments of consumption, business tax and VAT during the year
Stamp tax	31,440	30,299	Applicable tax rate
Property tax	25,951	28,752	1.2% of taxable property value or 12% of rental expense
Land use tax	22,816	42,486	Applicable tax rate
Vehicle and vessel use tax	112	218
Others	18,242	16,962

	12,213,927	12,075,424

(40)	Selling and distribution expenses

	2019	2018
Transportation fee	246,804	233,272
Sales commission	125,641	139,954
Staff costs	72,759	67,204
Storage and logistics expenses	50,612	70,911
Others	36,639	25,573

	532,455	536,914

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(41)	General and administrative expenses

	2019	2018
Repair and maintenance expense	1,089,829	1,265,919
Staff costs	988,026	964,956
Depreciation and amortisation	101,716	95,342
Information system operation maintenance	57,928	48,567
Security and fire extinguishment expenses	50,010	48,981
Depreciation of right-of-use assets	11,061	—
Administrative expenses	1,584	1,534
Others	200,133	191,499

	2,500,287	2,616,798

(42)	R&D expenses

	2019	2018
Equipment process and product technology research and development	80,648	30,214
Depreciation	5,534	586
System application development	—	1,224
Others	6,782	5,237

	92,964	37,261

(43)	Financial expenses – net

	2019	2018
Interest paid	56,808	84,425
Less: Capitalized borrowing costs	(5,594)	(5,179)
Add: Lease liabilities costs	2,570	—

Interest expenses	53,784	79,246
Less: Interest income	(398,176)	(443,650)
Exchange losses net	(21,219)	58,773
Others	17,430	12,202

	(348,181)	(293,429)

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(44)	Expenses by nature

The cost of sales, selling and administrative expenses, general and administrative expenses and R&D expenses in the income statements are listed as follows by nature:

	2019	2018
Consumed raw materials and low value consumables, etc.	57,101,961	56,601,977
Cost of trading products	21,566,364	26,392,366
Employee benefits	3,147,372	2,888,572
Depreciation and amortization expenses	1,753,614	1,809,623
Repair and maintenance expenses	1,089,829	1,265,919
Changes in inventories of finished goods and work in progress	446,779	(277,403)
Transportation expenses	297,416	304,183
External processing fee	215,288	185,164
Agency commission	125,641	139,954
R&D expense	92,964	37,261
Depreciation of right-of-use assets	87,184	—
Environmental protection	70,082	51,704
Safety	50,010	48,981
Property insurance premium	10,308	41,539
Audit fee	7,800	7,800
Rental fee	2,961	96,520
Administrative expenses	1,584	1,534
Others	839,589	624,854

	86,906,746	90,220,548

The Group attributed the expense of short-term rent to profits or losses in current period directly as stated in Note 2(27), the amount is RMB2,961 thousand.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(45)	Other income

	2019	2018	Related to asset/ related to income
Scientific research expenditures subsidy	31,470	53,532	related to income
Tax refunds	11,140	24,009	related to income
Energy saving and environmental protection subsidy	—	216	related to income
Others	21,216	11,278	related to income

	63,826	89,035

(46)	Investment income

	2019	2018
Investment income accounted for using the equity method	962,593	875,597
Structured deposit income	86,848	—
Investment (loss)/income accounted for foreign exchange option contracts and foreign exchange forward contracts	(15,316)	983
Discount loss of accounts receivable	(19,513)	—
Investment (loss)/income accounted for disposal of long-term equity investments (Note 5(1))	(60,951)	1,622
Other	—	11

	953,661	878,213

The Group does not have significant restrictions on repatriation of investment proceeds.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(47)	Fair value change income/loss

	2019	2018
Financial assets measured at fair value through profits or losses — Structured deposit income	(1,404)	19,811
Derivative financial assets and derivative financial liabilities — Foreign exchange option	3,001	8,830
Forward foreign exchange contract	—	4,706

	1,597	33,347

(48)	Credit impairment loss

	2019	2018
Notes receivable and Accounts receivable provision revise/(loss)	54	(17)
Other receivable provision revise/(loss)	5	(22)

	59	(39)

(49)	Assets Impairment loss

	2019	2018
Provision for decline in value of inventories	(70,178)	(86,003)
Provision for construction in progress	(486)	(24,000)
Provision for impairment of fixed assets	—	(58,652)

	(70,664)	(168,655)

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(50)	Gains on disposal of fixed assets

			Recognized as
			non-recurring
			profits or losses
	2019	2018	in current year
Gains on disposal of fixed assets (a)	207,607	206,259	207,607
Loss on disposal of fixed assets	(31,283)	(33,751)	(31,283)

	176,324	172,508	176,324

(a)

In the year of 2019, Jinyong company, a former subsidiary of the Group, disposed land use right with a gain of RMB126,817 thousand (2018: Jinyong disposed some of its houses and buildings with gain of RMB197,138 thousand).

(51)	Non-operating income

	2019	2018	Recognized as extraordinary profit and loss in current year
Government grants (a)	15,852	37,294	15,852
Others	4,655	10,287	4,655

	20,507	47,581	20,507

(a)	Government grants mainly include:

	2019	2018
Amortization of deferred income (Note4(30))	10,437	10,437
Others	5,415	26,857

	15,852	37,294

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(52)	Non-operating expenses

	2019	2018	Recognized as extraordinary profit and loss in current year
Allowances	41,251	52,198	41,251
Others	23,499	13,181	23,499

	64,750	65,379	64,750

(53)	Income tax expenses

	2019	2018
Current tax expense for the year based on tax law and regulations	460,720	1,471,671
Movement of deferred tax	(31,757)	232

	428,963	1,471,903

The reconciliation from income tax calculated based on the applicable tax rates and total profit presented in the consolidated financial statements to the income tax expenses is listed below:

	2019	2018
Total profit	2,654,116	6,748,976
Income tax expenses calculated at applicable tax rates	663,529	1,687,245
Tax effect of share of profit of investments accounted for using the equity method	(239,562)	(218,024)
Other non-taxable profit	(14,456)	(16,767)
Tax effect of non-deductible expenses	42,906	34,407
Under provision for income tax expense in respect of preceding years	(2,618)	12,678
Utilisation of previously unrecognized tax losses	(30,414)	(37,653)
Tax losses for which no deferred income tax asset was recognized in the year	9,578	10,017

Income tax expenses	428,963	1,471,903

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(54)	Earnings per share

(a)	Basic earnings per share

Basic earnings per share is calculated by dividing the consolidated net profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding:

	2019	2018
Consolidated net profit attributable to ordinary shareholders of the
Company	2,213,716	5,277,186
Weighted average number of the Company’s ordinary shares outstanding (thousand)	10,823,814	10,823,497
Basic earnings per share	0.205	0.488

(b)	Diluted earnings per share:

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. In the year of 2019, there were no potential dilutive ordinary share due to no outstanding share option (2018: Nil). Diluted earnings per share is equal to basic earnings per share.

(55)	Notes to consolidated cash flow statement

(a)	Cash received from other operating activities

	2019	2018
Subsidy income	37,771	64,765
Others	4,304	10,316

	42,075	75,081

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(55)	Notes to consolidated cash flow statement (continued)

(b)	Cash paid from other operating activities

	2019	2018
Sales commissions	(125,641)	(139,954)
Sales commissions	(87,430)	(36,675)
Information system operation and maintenance expenses	(57,928)	(48,567)
Storage and logistics expenses	(50,612)	(70,911)
Security and fire extinguishment expenses	(50,010)	(48,981)
Administrative expenses	(1,584)	(1,534)
Others	(57,279)	(95,217)

	(430,484)	(441,839)

(c)	Cash received from other investment activities

	2019	2018
Six-month deposit receipts	4,100,000	4,000,000
Structured deposit receipts	3,200,000	—
Interest income	533,248	417,430
Derivative financial instrument investment income	—	16,540

	7,833,248	4,433,970

(d)	Cash paid from other investment activities

	2019	2018
Six-month deposit payment	(7,600,000)	(3,500,000)
Structure deposit payment	(3,800,000)	(2,700,000)
Accounts receivable discount loss	(19,513)	—
Derivative financial instrument investment loss	(15,316)	—

	(11,434,829)	(6,200,000)

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(55)	Notes to consolidated cash flow statement (continued)

(e)	Cash paid from to other financial activities

	2019	2018
Lease liabilities payment	(89,124)	—

In the year of 2019, cash payment of the Group related to lease activities is RMB94,441 thousand, beside which, the rest of cash payment attributed in operating activities.

(56)	Supplementary materials to consolidated cash flow statement

(a)	Supplementary materials to consolidated cash flow statement

Adjust net profit to cash flows from operating activities

	2019	2018
Net profit	2,225,153	5,277,073
Add: Provisions for assets impairment	70,664	168,655
Credit impairment losses	(59)	39
Depreciation of investment properties	14,694	14,527
Depreciation of fixed assets	1,509,814	1,552,934
Depreciation of right-of-use assets	87,184	—
Amortisation of intangible assets	19,510	20,744
Amortisation of long-term prepaid expenses	209,596	221,418
Losses on disposal of fixed assets	(158,551)	(172,508)
Losses arising from changes in fair value	(1,597)	(33,347)
Financial expenses-net	(362,964)	(390,042)
Investment income	(953,661)	(878,213)
(Increase)/decrease in deferred tax assets	(31,757)	232
Decrease in deferred income	(10,437)	(10,437)
Decrease/(increase) in inventories	1,296,263	(1,609,280)
Decrease/(increase) in operating receivables	554,214	(780,222)
Increase in operating payables	653,141	3,269,395
Increase in specific reserve	2	57,135
Share-based payments expense	—	(13,004)

Net cash flows generated from operating activities	5,121,209	6,695,099

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(56)	Supplementary materials to consolidated cash flow statement (continued)

(a)	Supplementary materials to consolidated cash flow statement (continued)

Major operational and investment activities that do not involve cash receipts and payments

	2019	2018
Inventory purchases paid with bank acceptance	733,915	1,512,238
Payment by bank acceptance bill of long-term assets procurement	73,812	50,110
Increase right-of-use assets	33,980	—

	841,707	1,562,348

Movement of cash and cash equivalent

	2019	2018
Year end balance of cash and cash equivalent	7,449,699	8,741,893
Less: beginning balance of cash and cash equivalent	(8,741,893)	(7,504,266)

Movement of cash and cash equivalent	(1,292,194)	1,237,627

(b)	Disposal of subsidiary

Carrying amount of net assets at the date of disposal

23 August 2019
Current assets	141,114
Non-current assets	7
Current liabilities	(86,181)

54,940

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (continued)

(56)	Supplementary materials to consolidated cash flow statement (continued)

(c)	Cash and cash equivalents

	31 December 2019	31 December 2018
Cash
Including: Cash on hand	—	7
Bank deposits available on demand	7,449,699	8,741,883
Other monetary fund available on demand	—	3

Cash and cash equivalents at the end of the year	7,449,699	8,741,893

(57)	Foreign monetary items

	31 December 2019
	Foreign currency	Exchange rate	RMB currency
Cash at bank and on hand – USD	48,175	6.9762	336,078
Accounts receivable – USD	20,952	6.9762	146,165
Accounts Receivable Financing – USD	105,286	6.9762	734,496

Accounts payables – USD	(226,777)	6.9762	(1,582,042)

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

5	Interests in other entities

(1)	Interests in subsidiaries

(a)	Main components of the Group

	Main business	Place of	Principal	Percentage of equity		Way of
	area	registry	activities	directly held	indirectly	acquisition
Toufa	Shanghai	Shanghai	Investment	100.00%	—	Establish
Jinmao	Shanghai	Shanghai	Trading	67.33%	—	Establish
Jinchang	Shanghai	Shanghai	Manufacturing	—	74.25%	Establish
Shanghai Golden
Phillips
Petrochemical
Company
Limited (“Jinfei”) Shanghai		Shanghai	Manufacturing	—	100.00%	Establish
JMGJ	Shanghai	Shanghai	Trading	—	67.33%	Establish

(b)	As at 31 December 2019 and 31 December 2018, attributable to non-controlling interests of subsidiaries’ non- controlling shareholders were not significant (Note 4(37)).

(c)

On August 23, 2019, Ningbo Intermediate People’s Court ruled Jinyong the former subsidiary of the Group application for bankruptcy and liquidation, and assigned Zhejiang Haitai Law Firm and Zhejiang Dewei Certified Public Accountants Co., LTD. as manager. At the stage of bankruptcy liquidation, the Group no longer has the control right of Jinyong, while Jinyong companies were no longer included in the consolidation range of the Group financial statements with the investment losses of RMB60,951 thousand.

(d)

In July 2018, the subsidiary Toufa has concluded the equity transfer agreement which confirmed transfer 40% stock of Jinfei with the cost of RMB152,800 thousand with Phillips Petroleum International Investment Co., Ltd. After this transaction which has been completed in September 2018, Jinfei became a wholly-owned subsidiary of Toufa with its 100% stok held by the latter.

(e)	In 2018, the Group’s former subsidiary was merged by Toufa. As at December 31 2018, the former subsidiary Jindi has completed the cancellation of their business and tax registration.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

5	Interests in other entities (continued)

(2)	Interests in joint ventures and associates

(a)	Nature of interest in major joint ventures and associates

	Place of main	Place of		Whether it is strategic to	% of ownership interest
	business	registry	Principal activities	group activities	Directly	Indirectly
Joint ventures –
BOC	Shanghai	Shanghai	Production and sales of industrial gases	Yes	—	50.00%
Inspection and Testing company (ii)	Shanghai	Shanghai	Inspect and test chemical equipment	Yes	—	50.00%
Yangu Gas	Shanghai	Shanghai	Production and sales of industrial gases	Yes	—	50.00%
Associates –
Shanghai Secco	Shanghai	Shanghai	Manufacturing and distribution of chemical products	Yes	20.00%	—
Chemical Industry	Shanghai	Shanghai	Planning, development and operation of the Chemical Industry Park	Yes	38.26%	—
Jinsen	Shanghai	Shanghai	Production of resins products	Yes	—	40.00%
Shidian Energy (i)	Shanghai	Shanghai	Electricity supply	Yes	—	40.00%
Azbil	Shanghai	Shanghai	Service and maintenance of building automation systems and products	Yes	—	40.00%

The Group adopts the equity accounting method for the above equity investments.

(i)

As at July 2019, with the permission of the Group and Toufa board, Toufa invested Shidian Energy with RMB71,816 thousand fixed assets and RMB248,184 thousand cash, to get 40% shares and vote and three board seats of the latter.

(ii)

As at April 2018, Toufa the subsidiary of the Group sold the 50% equity of its former subsidiary Inspection and Testing company with the transfer price of RMB9,600 thousand and RMB1,622 investment income. After the transfer Inspection and Testing company becomes a joint venture of Toufa.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

5	Interests in other entities (continued)

(2)	Interests in joint ventures and associates (continued)

(b)	Summarised financial information for major joint ventures

	At 31 December 2019			At 31 December 2018
		Inspection
		and testing
	BOC	company	Yangu Gas	BOC	Jinpu	Yangu Gas
Current Assets	247,385	20,757	63,951	205,959	19,527	56,579
Including: Cash and cash equivalents	182,548	11,200	51,386	137,505	8,086	42,415
Non-current Assets	181,372	1,937	36,972	198,555	2,357	44,589
Total Assets	428,757	22,694	100,923	404,514	21,884	101,168
Current liabilities	(37,444)	(3,993)	(3,460)	(41,962)	(4,607)	(3,745)
Non-current liabilities	(26,378)	—	—	—	—	—
Total liabilities	(63,822)	(3,993)	(3,460)	(41,962)	(4,607)	(3,745)
Net Assets	364,935	18,701	97,463	362,552	17,277	97,423
Net assets calculated by proportion of shareholding (i)	182,467	9,350	48,733	181,276	8,638	48,713
Adjustment – unrealized downstream transactions	(5,256)	—	—	(8,759)	—	—
Book value of joint ventures	177,211	9,350	48,733	172,517	8,638	48,713

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

5	Interests in other entities (continued)

(2)	Interests in joint ventures and associates (continued)

(b)	Summarised financial information for major joint ventures (continued)

	2019			2018
		Inspection
		and testing
	BOC	company	Yangu Gas	Jinpu	Yangu Gas	BOC
Revenue	414,374	29,290	55,302	423,160	21,542	58,679
Financial (expense)/ income	(636)	(308)	(1,119)	(1,114)	(27)	(352)
Income tax	28,382	777	—	27,799	450	—
Net profit/(loss)	80,183	2,330	40	86,476	1,382	(2,518)
Other comprehensive income	—	—	—	—	—	—
Total comprehensive income/(loss)	80,183	2,330	40	86,476	1,382	(2,518)
Dividends declared by joint venture	38,900	453	—	36,500	32	—

(i)

The Group calculated shares of assets by its shareholding ratio, based on the amount from financial statements in joint ventures. The amount in financial statements of joint ventures based on the impacts of identifiable assets when obtained investment, fair value of liabilities, and consistency of accounting policies.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

5	Interests in other entities (continued)

(2)	Interests in joint ventures and associates (continued)

(c)	Summarised financial information for major associates

	As at 31 December 2019					As at 31 December 2018
	Shanghai Secco	Chemical Industry	Jinsen	Azbil	Shidian Energy	Shanghai Secco	Chemical Industry	Jinsen	Azbil
Current Assets	11,858,124	4,356,339	85,302	204,965	745,425	9,537,354	3,785,819	100,065	189,514
Including: Cash and cash equivalents	9,368,484	2,750,355	35,763	119,677	723,469	6,817,297	2,169,119	37,171	110,718
Non-current Assets	5,020,292	3,467,498	69,154	3,049	69,588	5,517,999	3,559,033	68,128	2,586
Total Assets	16,878,416	7,823,837	154,456	208,014	815,013	15,055,353	7,344,852	168,193	192,100
Current Liabilities	(3,196,334)	(1,468,162)	(18,114)	(75,572)	(9,849)	(2,232,583)	(1,433,001)	(14,855)	(68,106)
Non-current liabilities	(12,730)	(485,735)	—	—	—	—	(514,254)	—	—
Total liabilities	(3,209,064)	(1,953,897)	(18,114)	(75,572)	(9,849)	(2,232,583)	(1,947,255)	(14,855)	(68,106)
Net Assets	13,669,352	5,869,940	136,342	132,442	805,164	12,822,770	5,397,597	153,338	123,994
Net assets calculated by proportion of shareholding (i)	2,733,872	2,245,839	54,537	52,977	322,066	2,564,556	2,065,122	61,335	49,598
Adjustment-internal unrealized transaction offset	(9,512)	—	—	—	(22,708)	(9,512)	—	—	—
Adjustment (ii)	—	(328,629)	—	—	—	—	(348,346)	—	—
Book value of associates	2,724,360	1,917,210	54,537	52,977	299,358	2,555,044	1,716,776	61,335	49,598

(i)

The Group calculated shares of assets by its shareholding ratio, based on the amount from financial statements in associates. The amount in financial statements of associates based on the impacts of identifiable assets when obtained investment, fair value of liabilities, and consistency of accounting policies.

(ii)	Unentitled portion represented some piece of lands injected by Government in Chemical Industry as capital reserve and the earnings from this land cannot be shared by other shareholders.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

5	Interests in other entities (continued)

(2)	Interests in associates (continued)

(c)	Summarised financial information for major associates (continued)

	2019					2018
	Shanghai Secco	Chemical Industry	Jinsen	Azbil	Shidian Energy	Shanghai Secco	Chemical Industry	Jinsen	Azbil
Revenue	28,341,032	1,936,537	197,199	297,694	112,143	26,319,957	1,880,004	208,901	255,554
Net profit/(loss)	3,383,582	583,403	(16,996)	38,448	5,166	3,228,682	446,667	(12,845)	30,119
Other comprehensive income	—	19,469	—	—	—	—	(18,331)	—	—
Total comprehensive income	3,383,582	602,872	(16,996)	38,448	5,166	3,228,682	428,336	(12,845)	30,119
Dividends declared by associates	507,400	30,225	—	12,000	—	735,167	23,339	—	10,360

(d)	Summarised financial information for immaterial associates

	2019	2018
Total net book value of long-term investment as at 31 December	45,022	44,512
Total amount calculated by proportion of shareholding
Net profit (i)	6,400	5,884
Other comprehensive income (i)	—	—

Total comprehensive income	6,400	5,884

(i)

Net profit and other comprehensive income had considered the fair value of assets and liabilities at the acquisition date and the adjustment for differences in accounting policies between the Group and the associates.

(e)	Unconfirmed commitments to joint venture investments are shown in Note 8.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

6	Segment information

Segment information is presented in respect of the Group’s business segments, the format of which is based on the structure of the Group’s internal organisation, management requirement, and internal reporting system.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance expenses, investment income, non-operating income and non-operating expenses. The accounting policies adopted by the operating segments are the same with the policies in summary of significant accounting policies and accounting estimates. The transfer price of intersegment is recognised with cost plus profit method.

The Group principally operates in five operating segments: petroleum products, intermediate petrochemicals, synthetic fibres, resins and plastics and trading of petrochemical products. Petroleum products, intermediate petrochemicals, synthetic fibres and resins and plastics are produced through intermediate steps from crude oil, the principal raw material. The specific products of each segment are as follows:

(i)

The Group’s petroleum products segment is equipped with crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstocks of the Group’s downstream processing facilities. Residual oil and low octane gasoline fuels are co-products of the crude oil distillation process. Part of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of fuels for transportation, industry and household heating usage, such as diesel oil, jet fuel, heavy oil and liquefied petroleum gas.

(ii)

The intermediate petrochemicals segment primarily produces p-xylene, benzene and ethylene oxide. Most of the intermediate petrochemicals produced by the Group are used by the Group as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres. A portion of the intermediate petrochemicals as well as certain by-products of the production process are sold to outside customers.

(iii)	The synthetic fibres segment produces primarily polyester and acrylic fibres, which are mainly used in the textile and apparel industries.

(iv)

The resins and plastics segment produces primarily polyester chips, low-density polyethylene resins and films, polypropylene resins and PVA granules. The polyester chips are used to produce polyester fibres, coating and containers. Polyethylene resins and plastics are used to produce insulated cable, mulching films and moulded products such as housewares and toys. Polypropylene resins are used for films, sheets and moulded products such as housewares, toys, consumer electronics and automobile parts.

(v)	The Group’s trading of petrochemical products segment primarily engages in importing and exporting of petrochemical products.

(vi)

All other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include rental, providing services and a variety of other commercial activities, which are not allocated to the above five operating segments.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

6	Segment information (continued)

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise long-term equity investments, deferred tax assets, cash and cash equivalents and its related interest income, investment properties and related depreciation expense, interest-bearing borrowings, interest expenses, and corporate assets and related expenses.

(a)	Segment information as at and for the year ended 31 December 2019 is as follows:

	Synthetic fibres	Resins and plastics	Intermediate petrochemical	Petroleum products	Trading of petrochemical products	Others	Unallocated	Elimination	Total
Revenue from external customers	2,200,229	10,163,711	10,511,143	54,886,705	21,706,014	878,246	—	—	100,346,048
Inter-segment revenue	—	141,101	14,187,500	11,868,026	175,200	700,975	—	(27,072,802)	—
Cost of sales	(2,486,042)	(8,790,918)	(9,095,702)	(41,156,331)	(21,566,364)	(685,683)	—	—	(83,781,040)
Interest income	—	—	—	—	—	—	398,176	—	398,176
Interest expenses	—	—	—	—	—	—	(53,784)	—	(53,784)
Investment income from associates and joint ventures	—	—	—	—	—	—	953,661	—	953,661
Asset impairment losses	(48,844)	(12,073)	(9,580)	(167)	—	—	—	—	(70,664)
Credit impairment losses	7	6	8	38	—	—	—	—	59
Loss arising from changes in fair value	—	—	—	—	—	—	(1,597)	—	(1,597)
Depreciation and amortisation	(70,360)	(122,163)	(495,947)	(892,937)	(179)	(172,028)	—	—	(1,753,614)
Depreciation of right-of-use assets	(235)	(3,301)	(1,522)	(79,755)	(32)	(2,339)	—	—	(87,184)
Total (loss)/profit	(542,619)	401,185	413,881	705,308	57,836	122,968	1,495,557	—	2,654,116
Income tax expenses	—	—	—	—	—	—	(428,963)	—	(428,963)
Net (loss)/profit	(542,619)	401,185	413,881	705,308	57,836	122,968	1,066,594	—	2,225,153
Total assets	1,008,090	1,802,681	3,732,928	14,014,425	1,492,405	2,294,668	21,290,931	—	45,636,128
Total liabilities	340,034	1,372,574	1,736,967	8,482,596	1,936,525	73,127	1,678,404	—	15,620,227
Investment in associates and joint ventures	—	—	—	—	—	—	5,328,758	—	5,328,758
Non-current assets increase (i)	294,515	74,633	204,021	1,024,626	89	103,418	—	—	1,701,302

(i)	Non-current assets do not include financial assets and investment, and deferred income tax assets.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

6	Segment information (continued)

(b)	Segment information as at and for the year ended 31 December 2018 is as follows:

	Synthetic fibres	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Others	Unallocated	Elimination	Total
Revenue from external customers	2,225,594	10,730,277	12,403,080	54,972,598	26,560,354	873,005	—	—	107,764,908
Inter-segment revenue	—	138,481	13,923,959	11,037,010	1,090,056	691,852	—	(26,881,358)	—
Cost of sales	(2,520,678)	(8,875,478)	(9,327,686)	(39,220,903)	(26,392,366)	(692,464)	—	—	(87,029,575)
Interest income	—	—	—	—	—	—	443,650	—	443,650
Interest expenses	—	—	—	—	—	—	(79,246)	—	(79,246)
Investment income from associates and joint ventures	—	—	—	—	—	—	878,213	—	878,213
Asset impairment losses	(83,913)	(19,219)	(43,314)	(22,209)	—	—	—	—	(168,655)
Gain arising from changes in fair value	—	—	—	—	—	—	33,347	—	33,347
Depreciation and amortisation	(70,434)	(139,447)	(575,025)	(862,663)	(111)	(161,943)	—	—	(1,809,623)
Total (loss)/profit	(577,073)	892,890	1,926,199	2,871,380	85,089	115,292	1,435,199	—	6,748,976
Income tax expenses	—	—	—	—	—	—	(1,471,903)	—	(1,471,903)
Net (loss)/profit	(577,073)	892,890	1,926,199	2,871,380	85,089	115,292	(36,704)	—	5,277,073
Total assets	1,127,357	1,924,863	4,188,441	15,567,265	1,807,433	2,067,698	17,856,903	—	44,539,960
Total liabilities	427,005	1,404,499	1,767,232	7,813,381	1,912,931	79,713	648,695	—	14,053,456
Investment in associates and joint ventures	—	—	—	—	—	—	4,657,133	—	4,657,133
Non-current assets increase (i)	117,495	82,804	213,240	662,639	—	100,149	—	—	1,176,327

(i)	Non-current assets do not include financial assets and investment, and deferred income tax assets.

In view of the fact that the Group operates mainly in the PRC, no geographical segment information is presented.

In 2019, revenue from the same customer accounted for 46% of total Group revenue (2018: 39%). The revenue from the customer derived from the following segments: petroleum products and other segment.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions

(1)	Information on the parent company

(a)	General information of the parent company

	Place of registration	Business nature
China Petroleum & Chemical Corporation	No.22 Chaoyangmen North Street, Chaoyang District, Beijing	Exploring for, extracting and selling crude oil and natural gas; oil refining; production, sale and transport of petrochemical, chemical fibres and other chemical products; pipe transport of crude oil and natural gas; research and development and application of new technologies and information.

The Company’s ultimate controlling party is China Petrochemical Corporation.

(b)	Registered capital and changes in registered capital of the parent company

	31 December 2018	Increase in current year	Decrease in current year	31 December 2019
China Petroleum & Chemical Corporation	RMB121.1 billion	—	—	RMB121.1 billion

(c)	The percentages of share holding and voting rights in the Company held by the parent company

	31 December 2019		31 December 2018
	Share holding	Voting rights	Share holding	Voting rights
China Petroleum & Chemical Corporation	50.44%	50.44%	50.44%	50.44%

(2)	Information on the Company’s subsidiaries

The general information and other related information of the subsidiaries is set out in Note 5.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(3)	Basic information of associate and joint venture

In addition to the major joint ventures and associates disclosed in Note 5(2), related transactions between the Group and other associates are as follows:

	Place of business/country	Place of		Whether it is strategic for	% of ownership interest
	of incorporation	registry	Business nature	group activities	Directly	Indirectly
Shanghai Nanguang Petrochemical Co., Ltd.	Shanghai	Shanghai	Petrochemical products import and export	Yes	—	35%
Shanghai Jinhuan Petroleum Naphthalene Development Company Limited	Shanghai	Shanghai	Production of petrochemical products	Yes	—	25%
Shanghai Chemical Industry Park Logistics Company Limited	Shanghai	Shanghai	Products freight	Yes	—	33.33%

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(4)	Information on other related parties

Names of other related parties	Relationship with the Company
Anqing Refinery Shuguang Oxo Company Limited	Subsidiary of the immediate parent company
BASF Gao-Qiao Performance Chemicals (Shanghai) Company Limited	Subsidiary of the immediate parent company
China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International (Nanjing) Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Beijing Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Ningbo Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Tianjin Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Wuhan Company Limited	Subsidiary of the immediate parent company
China Petrochemical Technology Company Limited	Subsidiary of the immediate parent company
Dalian Frip Science and Technology Company Limited	Subsidiary of the immediate parent company
Epec Commercial Factoring Company Limited	Subsidiary of the immediate parent company
Fujian Gulei Petrochemical Company Limited	Subsidiary of the immediate parent company
Fujian Refining & Petrochemical Company Limited (FREP)	Subsidiary of the immediate parent company
Nanjing Yangzi Petrochemical Rubber Company Limited	Subsidiary of the immediate parent company
Ningbo Eastsea Linefan Technology Company Limited	Subsidiary of the immediate parent company
PetroChina International (Singapore) Pte. Ltd	Subsidiary of the immediate parent company
Petro-Cyber Works Information Technology Company Limited	Subsidiary of the immediate parent company
Qingdao Sinosun Management System Certification Center	Subsidiary of the immediate parent company
Company Limited
Shanghai KSD Bulk Solids Engineering Company Limited	Subsidiary of the immediate parent company
Shanghai Leader Catalyst Company Limited	Subsidiary of the immediate parent company
Shengli Oil Field Exploration And Development Research Institute	Subsidiary of the immediate parent company
Sinopec Beijing Research Institute of Chemical Industry	Subsidiary of the immediate parent company
Sinopec Catalyst Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding (Hong Kong) Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company
Sinopec Dalian (Fushun) Research Institute of Petroleum and	Subsidiary of the immediate parent company
Petrochemicals
Sinopec Europe Company Limited	Subsidiary of the immediate parent company
Sinopec Group Beijing Yanshan Petrochemical Company Limited	Subsidiary of the immediate parent company
Sinopec Honeywell (Tianjin) Company Limited	Subsidiary of the immediate parent company
Sinopec Japan Company Limited	Subsidiary of the immediate parent company
Sinopec Lubricating Oil Shanghai Research Institute Company Limited	Subsidiary of the immediate parent company
Sinopec Materials & Equipment (East China) Company Limited	Subsidiary of the immediate parent company
Sinopec Refinery Product Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Research Institute of Petroleum Processing	Subsidiary of the immediate parent company
Sinopec Safety Engineering Institute	Subsidiary of the immediate parent company

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(4)	Information on other related parties (continued)

Names of other related parties	Relationship with the Company
Sinopec Shanghai Research Institute of Petrochemical Technology	Subsidiary of the immediate parent company
Sinopec Shanghai Gaoqiao Petrochemical Company Limited	Subsidiary of the immediate parent company
Sinopec Yangzi Petrochemical Company Limited	Subsidiary of the immediate parent company
Sinopec Yizheng Chemical Fibre Company Limited	Subsidiary of the immediate parent company
Sinopec International Company Limited	Subsidiary of the immediate parent company
Sinopec Nanjing valve supply reserve centers	Subsidiary of the immediate parent company
Sinopec Qingdao Refining & Chemical Company Limited	Subsidiary of the immediate parent company
Storage And Transportation Installation Company of Ningbo Engineering Company Limited	Subsidiary of the immediate parent company
Unipec (Ningbo) International Logistics Company Limited	Subsidiary of the immediate parent company
Unipec America, Inc	Subsidiary of the immediate parent company
Unipec Singapore	Subsidiary of the immediate parent company
Zhoushan Shihua Crude Oil Terminal Company Limited	Subsidiary of the immediate parent company
BASF-YPC Company Limited	Joint venture of the immediate parent company
Zhejiang Baling Hengyi Caprolactam Limited Company	Joint venture of the immediate parent company
Beijing Petrochemical Engineering Consulting Company Limited	Subsidiary of the ultimate parent company
Beijing Shihua Hotel	Subsidiary of the ultimate parent company
Beijing Victory Hotel Company Limited	Subsidiary of the ultimate parent company
China Petrochemical Press Company Limited	Subsidiary of the ultimate parent company
Jiangsu Jinling Opta Polymer Company Limited	Subsidiary of the ultimate parent company
National Petrochemical Project Risk Assessment Technology Center	Subsidiary of the ultimate parent company
Petrochemical Engineering Quality Supervision Centre	Subsidiary of the ultimate parent company
Shanghai Petrochemical Machinery Manufacture Limited Company	Subsidiary of the ultimate parent company
Shanghai Petrochemical Seawall Management Office	Subsidiary of the ultimate parent company
Shanghai Sanopec Company Limited	Subsidiary of the ultimate parent company
Sinopec Assets Management Corporation	Subsidiary of the ultimate parent company
Sinopec Consulting Company Limited	Subsidiary of the ultimate parent company
Sinopec Economics & Development Research Institute	Subsidiary of the ultimate parent company
Sinopec Energy Saving Technology Service Company Limited	Subsidiary of the ultimate parent company
Sinopec Engineering Incorporation	Subsidiary of the ultimate parent company
Sinopec Finance	Subsidiary of the ultimate parent company
Sinopec Group Shanghai Training Center	Subsidiary of the ultimate parent company
Sinopec International Travel Service Company Limited	Subsidiary of the ultimate parent company
Sinopec Luoyang Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Management Institute	Subsidiary of the ultimate parent company
Sinopec Nanjing Chemical Industries Company Limited	Subsidiary of the ultimate parent company
Sinopec Nanjing Engineering Company Limited	Subsidiary of the ultimate parent company

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(4)	Information on other related parties (continued)

Names of other related parties	Relationship with the Company
Sinopec News	Subsidiary of the ultimate parent company
Sinopec Ningbo Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Petroleum Commercial Reserve Company Limited	Subsidiary of the ultimate parent company
Sinopec Shanghai Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Shared Services Company Limited	Subsidiary of the ultimate parent company
Sinopec Tendering Company Limited	Subsidiary of the ultimate parent company
Sinopec Zhongyuan Oilfield	Subsidiary of the ultimate parent company
Sinopec (Shenzhen) E-Commerce Company Limited	Subsidiary of the ultimate parent company
The Fifth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Fourth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Tenth Construction Company of Sinopec	Subsidiary of the ultimate parent company
Yihua Tory Polyester Film Company Limited	Subsidiary of the ultimate parent company

(5)	Major related party transactions

Most of the transactions undertaken by the Group during the year ended 31 December 2019 have been affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

Sinopec Corp. negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. Sinopec Corp. also owns a widespread petroleum products sales network and possesses a fairly high market share in domestic petroleum products market, which is subject to extensive regulation by the PRC government.

The Group has entered into a mutual product supply and sales services framework agreement with Sinopec Corp. Pursuant to the agreement, Sinopec Corp. provides the Group with crude oil, other petrochemical raw materials and agent services. On the other hand, the Group provides Sinopec Corp. with petroleum products, petrochemical products and property leasing services.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(5)	Major related party transactions (continued)

The pricing policy for these services and products provided under the agreement is as follows:

•	If there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;

•	If there are no State tariffs, but there are applicable State’s guidance prices, the pricing shall follow the State’s guidance prices; or

•	If there are no State tariffs or State’s guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).

In addition to the related transaction disclosed in Note4(11), Note4(36), Note4(46), other major related transactions between the Group and its related parties are as follows:

(a)	Purchases and sales of goods, rendering and receiving services

Purchases of goods and receiving services:

			2019		2018
Name of Related Parties	Category	Transaction type	Amount	Percentage of the same category	Amount	Percentage of the same category
Sinopec Corp., its subsidiaries and joint ventures	Purchases	Trade	53,466,205	75.91%	53,172,457	74.80%
Sinopec Group and its subsidiaries	Purchases	Trade	1,918,873	2.72%	2,253,446	3.17%
Associates of the Group	Purchases	Trade	4,176,261	5.93%	3,598,746	5.06%
Joint ventures of the Group	Purchases	Trade	403,708	0.57%	383,983	0.54%
Key management personnel	Short-term employee benefits	Compensation for services	9,120	0.50%	7,561	0.42%
Key management personnel	Retirement scheme contributions	Compensation for services	225	0.01%	159	0.01%

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(5)	Major related party transactions (continued)

(a)	Purchases and sales of goods, rendering and receiving services (continued)

Sales of goods, rendering services:

			2019		2018
Name of Related Parties	Category	Transaction type	Amount	Percentage of the same category	Amount	Percentage of the same category
Sinopec Corp., its subsidiaries and joint ventures	Sales/Service income	Trade	58,996,676	58.79%	56,322,097	52.26%
Sinopec Group and its subsidiaries	Sales/Service income	Trade	7,724	0.01%	11,486	0.01%
Associates of the Group	Sales/Service income	Trade	2,661,405	2.05%	3,896,689	3.62%
Joint ventures of the Group	Sales	Trade	182,504	0.18%	233,606	0.22%

(b)	Lease

The Group as lessor:

Related Parties as leasee	Type of leasing	Rental income 2019	Rental income 2018
Sinopec Corp., its subsidiaries and joint ventures	Properties and equipments	31,972	29,551
Associates of the Group	Equipments	5,985	—
Joint ventures of the Group	Equipments	5,385	—
Sinopec Group and its subsidiaries	Properties	461	—

		43,803	29,551

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(5)	Major related party transactions (continued)

(b)	Lease (continued)

The added right-of-use assets of the Group as leasee in the current year:

Related Parties as lessor	Type of leasing	2019	2018
Sinopec Group and its subsidiaries	Properties, lands and equipments	25,935	—
Associates of the Group	Properties	702	—

		26,637	—

Lease liabilities intereset expense of the Group as lessor:

		2019	2018
Sinopec Group and its subsidiaries		2,285	—
Associates of the Group		19	—

		2,304	—

(c)	Related party funding

In the year of 2019, there has no borrowing of the Group from Sinopec Finance Co., Ltd. (year of 2018: RMB50,000 thousand).

In the year of 2019, there has no repayment of the Group to Sinopec Finance Co., Ltd. (year of 2018: RMB50,000 thousand).

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(5)	Major related party transactions (continued)

(d)	Other related transactions

	Transaction Type	2019	2018
Sinopec Group and its subsidiaries	Insurance premiums	108,223	121,329
Sinopec Group and its subsidiaries	Rental cost	—	59,160
Sinopec Group and its subsidiaries	Depreciation of right-of-use assets	80,552	—
Associates of the Group	Depreciation of right-of-use assets	88	—
Sinopec Finance Company Limited	Interests received and receivable	1,295	610
Sinopec Finance Company Limited	Interests paid and payable	—	1,326
Sinopec Group and its subsidiaries	Construction and installation cost	143,560	109,146
Sinopec Corp., its subsidiaries and joint ventures	Sales commission	125,619	139,838

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(6)	Receivables from and payables to related parties

Receivables from related parties:

		31 December 2019	31 December 2018
Cash at bank and on hand	Sinopec Finance Company Limited	67,015	22,082

Accounts receivable	Sinopec Corp., its subsidiaries and joint ventures	1,461,030	2,074,344
	Associates of the Group	57,664	121,847
	Joint ventures of the Group	483	19,176
	Sinopec Group and its subsidiaries	—	457

		1,519,177	2,215,824

Other receivables	Associates of the Group	1,831	1,859
	Joint ventures of the Group	179	179
	Sinopec Corp., its subsidiaries and joint ventures	—	1,145

		2,010	3,183

Advances to suppliers	Sinopec Corp., its subsidiaries	44,806	67,242

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(6)	Receivables from and payables to related parties (continued)

Payables to related parties:

		31 December 2019	31 December 2018
Accounts payable	Sinopec Corp., its subsidiaries and joint ventures	4,649,328	4,180,882
	Sinopec Group and its subsidiaries	670,389	10,442
	Joint ventures of the Group	155,322	223,204
	Associates of the Group	46,855	56,857

		5,521,894	4,471,385

Notes payable	Sinopec Finance Company Limited	60,000	—

Other payables	Sinopec Group and its subsidiaries	78,743	34,566
	Sinopec Corp., its subsidiaries and joint ventures	42,028	51,826
	Joint ventures of the Group	63	150
	Associates of the Group	—	3,025

		120,834	89,567

Contract liabilities	Sinopec Corp., its subsidiaries and joint ventures	5,026	6,255
	Sinopec Group and its subsidiaries	327	126
	Joint ventures of the Group	313	481

		5,666	6,862

Lease liabilities	Sinopec Group and its subsidiaries	15,571	—
	Joint ventures of the Group	698	—

		16,269	—

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (continued)

(7)	Commitments with related parties

Commitments with related parties contracted for by the Group at the balance sheet date but are not yet necessary to be recognized on the balance sheet are as follows:

(a)	Construction and installation cost:

	31 December 2019	31 December 2018
Sinopec Group and its subsidiaries	156,309	16,011

(b)	Investment commitments with related parties

	31 December 2019	31 December 2018
Capital contribution to Shanghai Secco (Note 8 (2)(i))	111,263	111,263
Capital contribution to Shidian Energy (Note 8 (2)(ii))	80,000	—

	191,263	111,263

As at 31 December 2019 and 2018, except for the above disclosed, the Group and the Company had no other material commitments with related parties, which are contracted, but not included in the financial statements.

8	Commitments

(1)	Capital commitments

Capital expenditures contracted for by the Group at the balance sheet date but are not yet necessary to be recognised on the balance sheet are as follows:

	31 December 2019	31 December 2018
Purchase of fixed assets contracted but not provided for	247,220	69,210

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

8	Commitments (continued)

(2)	Investment commitments

(i)

The Company held the 18th meeting of the seventh board of directors on 5 December 2013, and reviewed and approved the capital increase of USD30,017,124 (about RMB182,804 thousand) for Shanghai secco based on the equity ratio of the affiliated company held by the Company. The Company will make capital contribution to Shanghai secco in equal amounts in stages.

As at 31 December 2019 and 2018, the Company has completed the first phase of its investment in Shanghai secco with totally RMB71,541 thousand. In accordance with the approval of Shanghai municipal commission of commerce received by Shanghai secco on 19 October 2015, the remaining capital contribution of the Company and other shareholders of Shanghai secco can be paid within the term of the joint venture of Shanghai secco.

(ii)	Pursuant to the resolution of the board of directors of Toufa on 9 July 2019, Toufa agreed to make capital contribution of RMB400,000 thousands to acquire 40% share of Shidian Energy.

As at 31 December 2019, Toufa has contributed RMB320,000 thousands to Shidian Energy, and the rest of the capital contribution to Shidian Energy should be paid before January 2022 in accordance with the agreement.

9	Financial instrument and risk

The Group’s activities expose it to a variety of financial risks: market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

(1)	Market risk

(a)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Neverthless the Group is exposed to foreign exchange risk arising from the recognised assets and liabilities, and future transactions denominated in foreign currencies, primarily with respect to US dollars. The Group’s finance department at its headquarters is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimise the foreign exchange risk.

Therefore, the Group may sign forward foreign exchange contracts or foreign exchange option contracts to avoid foreign exchange risks. As at 31 December 2019 and 2018, the Group has not signed any currency swaps. As at 31 December 2019, Jinmao, a subsidiary of the group held 2 unexpired foreign exchange contracts which have the same value of RMB40,754 thousand. In comparison, as at 31 December 2018, the Company held 2 unexpired foreign exchange contracts which have the same value of RMB438,836 thousand. And Jinmao held 10 unexpired foreign exchange contracts which have the same value of RMB132,640 thousand.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

9	Financial instrument and risk (continued)

(1)	Market risk (continued)

(a)	Foreign exchange risk (continued)

As at 31 December 2019, the amount of foreign currency financial assets and foreign currency financial liabilities held by the Group converted into RMB is listed as follows:

	31 December 2019
	USD	Others	Total
Financial assets in foreign currencies –
Cash at bank and on hand	336,078	—	336,078
FVOCI	734,496	—	734,496
Accounts receivable	146,165	—	146,165

	1,216,739	—	1,216,739

Financial liabilities in foreign currencies –
Accounts payable	1,582,042	—	1,582,042

As at 31 December 2018, the amount of foreign currency financial assets and financial liabilities held by the Group coverted to RMB are listed below:

	31 December 2018
	USD	Others	Total
Financial assets in foreign currencies –
Cash at bank and on hand	351,931	—	351,931
FVOCI	883,102	—	883,102
Accounts receivable	94,046	—	94,046

	1,329,079	—	1,329,079

Financial liabilities in foreign currencies –
Short term loan	431,649	—	431,649
Accounts payable	1,716,226	—	1,716,226
Other payables	226	—	226

	2,148,101	—	2,148,101

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

9	Financial instrument and risk (continued)

(1)	Market risk (continued)

(a)	Foreign exchange risk (continued)

As at 31 December 2019, if the foreign currencies had strengthened/weakened by 5% against RMB with all other variables held constant, the Group’s net profit for the year would have been 13,699 thousand increased/ decreased (As at 31 December 2018, RMB30,713 thousand).

(b)	Interest rate risk

The interest rate risk of the Group is mainly generated by short-term borrowing. Financial liabilities with floating interest rate make the Group face interest rate risk of cash flow, while financial liabilities with fixed interest rate make the Group face interest rate risk of fair value. The Group determines the relative proportions of fixed and floating rate contracts in accordance with prevailing market conditions. As at 31 December 2019, the total amount of the floating rate contract in the Group’s borrowing is RMB47,600 thousand(As at 31 December 2018: RMB497,249 thousand).

The financial department of the Group headquarters continuously monitors the interest rate level of the Group. Higher interest rates would increase the cost of the new interest-bearing debt and the Group has not yet been paid to the floating interest at a pre-determined rate of interest-bearing debt payments, and our group’s financial performance have a significant adverse impact, management is on the basis of the latest market situation to adjust in time, the adjustment of interest rate swap arrangements may be carried out to reduce the interest rate risk. There is no interest rate swap arrangement for the Group in 2019 and 2018.

As at 31 December 2019, if interest rates on the floating rate borrowings had risen/fallen by 50 basis points while all other variables had been held constant, the Group’s net profit would have decreased/increased by approximately RMB179 thousand(As at 31 December 2018, RMB1,865 thousand).

(2)	Credit risk

Credit risk is managed on the Grouping basis. Credit risk mainly arises from cash at bank, accounts receivable, other receivables, notes receivable etc.

The Group expects that there is no significant credit risk associated with cash at bank since they are deposited at state-owned banks and other medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

9	Financial instrument and risk (continued)

(2)	Credit risk (continued)

In addition, the Group has policies to limit the credit exposure on accounts receivable, other receivables and notes receivable. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The credit history of the customers is regularly monitored by the Group. In respect of customers with a poor credit history, the Group will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of the Group is limited to a controllable extent.

As at 31 December 2019 and 2018, the Group has no collateral or other credit enhancement held as a result of a material debtor’s mortgage.

(3)	Liquidity risk

Cash flow forecasting is performed by each subsidiary of the Group and aggregated by the Group’s finance department in its headquarters. The Group’s finance department at its headquarters monitors rolling forecasts of the Group’s short-term and long-term liquidity requirements to ensure it has sufficient cash and securities that are readily convertible to cash to meet operational needs, while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institutions so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.

As at 31 December 2019, the Group had facilities up to RMB21,258,288 thousand to issue letters of credit, of which RMB17,601,233 thousand was unutilised.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

9	Financial instrument and risk (continued)

(3)	Liquidity risk (continued)

The financial assets and liabilities of the Group at the balance sheet date are analysed by their maturity date below at their undiscounted contractual cash flows:

	31 December 2019
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Short-term borrowings	1,575,176	—	—	—	1,575,176
Lease liabilities	11,700	8,846	2,435	495	23,476
Derivative financial liability	799	—	—	—	799
Accounts payable	7,664,296	—	—	—	7,664,296
Notes payable	733,900	—	—	—	733,900
Other payables	867,967	—	—	—	867,967

	10,853,838	8,846	2,435	495	10,865,614

	31 December 2018
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Short-term borrowings	501,435	—	—	—	501,435
Derivative financial liability	11,005	—	—	—	11,005
Accounts payable	7,394,383	—	—	—	7,394,383
Other payables	785,260	—	—	—	785,260

	8,692,083	—	—	—	8,692,083

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

10	Fair value estimation

The level in which fair value measurement is categorised is determined by the level of the fair value hierarchy of the lowest level input that is significant to the entire fair value measurement:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

(1)	Financial assets measured at fair value

As at 31 December 2019, continuing assets and liabilities measured at fair value are presented in the above three levels as follows:

	Level 1	Level 2	Level 3	Total
Financial assets
Trading financial assets – Structured deposit	—	—	3,318,407	3,318,407
Financial assets at fair value through other comprehensive income
– FVOCI	—	1,540,921	—	1,540,921
– Other equity instrument investments	—	—	5,000	5,000
Derivative financial asset – Foreign exchange option contract	—	263	—	263

	—	1,541,184	3,323,407	4,864,591

Financial liabilities
Derivative financial liability – Foreign exchange option contracts	—	799	—	799

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

10	Fair value estimation (continued)

(1)	Financial assets measured at fair value (continued)

As at 31 December 2018, the assets and liabilities continuously measured at fair value are listed as follows according to the above three levels:

	Level 1	Level 2	Level 3	Total
Financial assets
Trading financial assets – Structured deposit	—	—	2,719,811	2,719,811
Financial assets at fair value through other comprehensive income
– FVOCI	—	1,672,431	—	1,672,431
Derivative financial asset – Foreign exchange option contract	—	7,468	—	7,468

	—	1,679,899	2,719,811	4,399,710

Financial Liability
Derivative financial liability – Forward foreign exchange contracts	—	11,005	—	11,005

In the year of 2019, there is no transition between levels of the Group (2018: Nil).

The Group uses discounted cash flow model with inputted interest rate, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits classified as Level 3 financial assets.

(2)	Financial assets and financial liabilities not measured at fair value but disclosed it

Financial assets and liabilities measured at amortised cost mainly include notes receivable, trade receivables and other receivables, current portion of entrust lendings, short-term borrowings, trade and other payables, notes payable.

As at 31 December 2019 and 2018, the carrying amount of these financial assets and financial liabilities not measured at fair value are a reasonable approximation of their fair value.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

11	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group’s total capital is calculated as ‘shareholder’s equity’ and ‘total liabilities’ as shown in the consolidated balance sheet. The Group is not subject to external mandatory capital requirements, and monitors capital on the basis of gearing ratio.

As cash and cash equivalents exceed total borrowings, which was resulted primarily from the significantly improved profitability and the early repayment of some bank loans before its maturity, there was no net debt as at 31 December 2019 and 2018.

12	Notes to financial statement

(1)	Trading financial asset

	31 December 2019	31 December 2018
Structured deposit	3,318,407	2,519,100

(2)	Accounts receivable

	31 December 2019	31 December 2018
Amounts due from related parties	1,308,335	2,051,539
Amounts due from third parties	2,114	1,924

	1,310,449	2,053,463
Less: provision for bad debts	—	(54)

	1,310,449	2,053,409

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement (continued)

(2)	Accounts receivable (continued)

(a)	The ageing of accounts receivable is analysed as follows:

	31 December 2019	31 December 2018
Within one year	1,310,449	2,053,369
Over one year but within two years	—	42
Over two years but within three years	—	27
Over three years	—	25

	1,310,449	2,053,463

(b)	As at 31 December 2019, the top five receivables collected by the arrears are summarized and analyzed as follows:

	Amount	Provision	Percent of total amount
The total amount of accounts receivable in the top five accounts	1,296,025	—	99%

(c)	In the year of 2019, the Company has no accounts receivable that are terminated due to the transfer of financial assets.

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement (continued)

(2)	Accounts receivable (continued)

(d)	Provision

	31 December 2019	31 December 2018
Provision of Accounts receivable	—	54

For notes receivable and accounts receivable, whether or not there is significant financing component, the Group shall measure the loss reserve according to the expected credit loss of the whole duration.

(i)	As at 31 December 2019, the Group has no notes receivable and accounts receivable of single provision for bad debts.

(ii)	As at 31 December 2019, the Group has no pledged accounts receivable (As at 31December 2018: Nil).

(iii)

In the year of 2019, the Group does not have a large proportion of bad debt provision that has been fully withdrawn or withdrawn in previous years, but the accounts receivable that have been fully recovered or transferred in this year, or a large proportion of accounts receivable that have been recovered or transferred in this year (2018: Nil).

(e)	Significant unwritten accounts receivable of the Group for the year 2019 (2018: Nil).

(3)	Other receivables

	31 December 2019	31 December 2018
Amounts due from related parties	2,010	860,974
Amounts due from third parties	870,558	93,139

	872,568	954,113
Less: provision for bad debts	(857,931)	(857,931)

	14,637	96,182

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement (continued)

(3)	Other receivables (continued)

(a)	Provision movement

	First Stage					Third Stage		Total
Expected credit loss
	Expected credit loss		Expected credit loss			over the duration
	in the next 12 months		in the next 12 months			(credit impairment has
	(Combined)		(Single)		Total	occurred)
	Book value	Provision	Book value	Provision	Provision	Book value	Provision	Provision
31 December 2018	96,182	—	—	—	—	857,931	(857,931)	(857,931)
Add	—	—	—	—	—	—	—	—
Less	—	—	—	—	—	—	—	—

31 December 2019	14,637	—	—	—	—	857,931	(857,931)	(857,931)

As at 31 December 2019, the Company’s receivable from Jinyong Co., Ltd, a subsidiary within the scope of merger, is RMB857,791 thousand. Jinyong Co., Ltd began to stop production in August 2008 and started bankruptcy and liquidation procedure in August 2019. The Company believes that these other receivables are difficult to recover, and hence the full provision for bad debt.

(b)

In the year of 2019, the Group does not have a large proportion of bad debt provision that has been fully withdrawn or withdrawn in previous years, but other accounts receivable that have been fully recovered or transferred in in this financial year, or a large proportion of other accounts receivable that have been recovered or transferred in in this financial year (2018: Nil)

(c)	As at 31 December 2019, the top five other receivables are as follows:

	Nature	Amount	Ageing	Percentage of total other receivables	Provision for bad debts
Jinyong Co.,Ltd	Reimbursed expenses	857,791	More than 3 years	98.3%	(857,791)
Shanghai Bank Co., Ltd. Jinshan branch	Interest receivables	6,372	Within one year	0.7%	—
China CITIC Bank Co., Ltd. Shanghai branch	Interest receivables	3,255	Within one year	0.4%	—
BOC	Accounts balance	1,830	Within one year	0.2%	—
China Nuclear Industry Fifth Construction Co., Ltd	Accounts balance	648	Within one year	0.1%	—

		869,896		99.7%	(857,791)

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement (continued)

(4)	Long-term equity investment

	31 December 2019	31 December 2018
Subsidiaries (a)	1,848,328	1,718,007
Associates (b)	4,641,570	4,271,820

	6,489,898	5,989,827
Minus: Provision for Long-term equity investment	—	(227,500)

	6,489,898	5,762,327

(a)	Subsidiaries

	31 December 2018	Additional/ negative investment	31 December 2019	Impairment provision	Cash dividends declared in current year
Toufa (i)	1,473,675	357,821	1,831,496	—	—
Jinyong (Note 5(1))	227,500	(227,500)	—	—	—
Jinmao	16,832	—	16,832	—	10,000

	1,718,007	130,321	1,848,328	—	10,000

(i)	Pursuant to the resolution of the shareholders’ meeting on 25 June 2019, the Company has contributed long-term assets which equal to RMB29,878 thousand and RMB327,943 thousand cash to Toufa.

(b)	Associates

The information relating to the associates of the Company is disclosed in Note 4(11)(b).

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement (continued)

(5)	Property, plant and equipment

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost
31 December 2018	3,124,185	40,496,125	1,733,409	45,353,719
Reclassification in current year	23,103	(96,394)	73,291	—
Increase
Purchase	—	98,598	13,150	111,748
Transfer from investment properties	10,547	—	—	10,547
Transfer from construction in progress	26,655	999,388	96,228	1,122,271
Decrease
Transfer to investment properties	(33,017)	(848,788)	(112,749)	(994,554)
Disposal	(18,076)	—	—	(18,076)
31 December 2019	3,133,397	40,648,929	1,803,329	45,585,655
Accumulated depreciation
31 December 2018	2,131,208	29,496,930	1,413,019	33,041,157
Reclassification in current year	6,708	(13,790)	7,082	—
Increase
Current year charges	82,948	1,341,228	66,015	1,490,191
Transfer from investment properties Decrease	3,623	—	—	3,623
Current year disposal	(31,174)	(731,112)	(109,097)	(871,383)
Transfer to investment properties	(6,207)	—	—	(6,207)
31 December 2019	2,187,106	30,093,256	1,377,019	33,657,381
Provision for impairment
31 December 2018	50,785	794,370	8,074	853,229
Current year charges
Decrease in current year	—	(48,397)	—	(48,397)
31 December 2019	50,785	745,973	8,074	804,832
Carrying amount
31 December 2019	895,506	9,809,700	418,236	11,123,442
31 December 2018	942,192	10,204,825	312,316	11,459,333

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement (continued)

(5)	Property, plant and equipment (continued)

In 2019, no provision for impairment of the Company was made. In the year of 2018, the Company and its subsidiaries made impairment provision of RMB58,652 thousand against these property, plant and equipment which will be redundant and replaced by new facilities.

In 2019, the Company write-off RMB48,397 thousand provision for impairment by disposing acrylonitrile and sodium cyanide equipment which has impairment (2018: Nil).

As at 31 December 2019 and 2018, the Company has no fixed assets as collateral.

In 2019, depreciation of fixed assets depreciation amount of RMB1,490,191 thousand (2018: RMB1,532,232 thousand), which included in the cost of sales, selling and administrative expenses, general and administrative expenses and R&D expenses of depreciation expense is RMB1,398,124 thousand, RMB9,145 thousand, RMB77,977 thousand and RMB4,945 thousand respectively (2018: RMB1,448,173 thousand, RMB9,092 thousand, RMB74,967 thousand and RMB0 respectively).

In 2019, the costs of fixed assets transferred from construction in progress is RMB1,122,271 thousand (2018: RMB340,957 thousand).

(6)	Revenue and cost of sales

	2019	2018
Main operation revenue (a)	77,660,191	79,667,886
Other operation revenue	450,672	448,217

	78,110,863	80,116,103

	2019	2018
Main operation cost (a)	61,533,595	59,296,153
Other operation cost	325,213	344,874

	61,858,808	59,641,027

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement (continued)

(6)	Revenue and cost of sales (continued)

(a)	Revenue and cost of sales

The Company’s main business belongs to the petrochemical industry.

Product analysis as follows:

	2019		2018
	Revenue	Cost of sales	Revenue	Cost of sales
Synthetic fiber	2,200,229	2,486,042	2,225,594	2,519,148
Resin and plastic	8,861,740	7,723,686	9,500,495	7,749,846
Intermediate petrochemical products	11,239,062	9,765,538	12,483,945	9,405,844
Petroleum products	54,886,705	41,145,034	54,972,598	39,211,220
Other products	472,455	413,295	485,254	410,095

	77,660,191	61,533,595	79,667,886	59,296,153

(7)	Investment income

	2019	2018
Investment accounted for using the cost method (a)	6,733	10,099
Investment accounted for using the equity method (b)	899,926	816,631
Structured deposit income	84,848	—
Foreign exchange option contract loss	(18,749)	—

	972,758	826,730

There are no severe restrictions on the investee’s ability to transfer investment income to the Company.

(a)	Income from long-term equity investments accounted for using the cost method is as follow:

	2019	2018
Jinmao	6,733	10,099

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement (continued)

(7)	Investment income (continued)

(b)	Income from long-term equity investments accounted for using the equity method is as follow:

	2019	2018
Shanghai Secco Petrochemical Company Limited	676,717	645,736
Shanghai Chemical Industrial Park Development Company Limited	223,209	170,895

	899,926	816,631

(8)	Supplementary information on cash flow statements

(a)	Reconciliation from net profit to cash flow from operating activities

	2019	2018
Net profit	1,998,400	5,095,458
Add: Provisions for assets impairment	70,248	153,247
Provisions for credit impairment	(54)	73
Depreciation of investment properties	15,738	15,575
Depreciation of fixed assets	1,490,191	1,532,232
Depreciation of right-of-use assets	84,472	—
Amortisation of intangible assets	6,546	15,648
Amortization of long-term deferred expense	208,351	220,115
Losses on disposal of fixed assets	3,506	24,648
Gains from fair value changes	(2,153)	(16,254)
Financial income net	(320,160)	(347,551)
Investment income	(972,758)	(826,730)
(Increase)/decrease in deferred tax assets	(29,511)	2,790
Decrease in deferred income	(10,437)	(10,437)
Decrease/(increase) in inventories	1,062,532	(1,599,773)
Decrease/(increase) in operating receivables	546,668	(341,034)
Increase in operating payables	721,367	2,783,908
Increase of reserve	—	57,135
Share-based payments expense	—	(13,004)

Net cash inflow generated from operating activities	4,872,946	6,746,046

Notes to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Notes to financial statement (continued)

(8)	Supplementary information on cash flow statements (continued)

(b)	Net increase in cash and cash equivalents

	2019	2018
Cash and cash equivalents balance at the end of the year	5,754,440	7,619,013
Less: cash and cash equivalents balance at the beginning of the year	(7,619,013)	(6,268,493)

Net (decrease)/increase in cash and cash equivalents	(1,864,573)	1,350,520

13	Subsequent event

(1)	Profit distribution

According to the resolution of the board of directors on 25 March 2020, the board of directors proposed that the Company should pay a cash dividend of RMB0.12 per share (tax included) to all shareholders, and the total cash dividend should be RMB1,298,858 thousand based on the number of 10,823,813,500 shares already issued. The above proposal is subject to the approval of the general meeting of shareholders.

(2)	Impact assessment of COVID-19 outbreaks

Following the outbreak of Coronavirus Disease 2019 (“the COVID-19 outbreak”) in early 2020, a series of precautionary and control measures have been and continued to be implemented across the country, including extension of the Chinese New Year holiday nationwide, postponement of work resumption after the Chinese New Year holiday in some regions, certain level of restrictions and controls over the travelling of people and traffic arrangements, quarantine of certain residents, heightening of hygiene and epidemic prevention requirements in factories and offices and encouraged social distancing.

Due to the COVID-19 outbreak and corresponding control measures, the refinery processing volumes of the Group up to date of this report dropped compared with same period of prior year. Due to the COVID-19 outbreak and failing negotiation on reduction output of OPEC, global crude oil price decreased significantly and caused corresponding impact on operation of the Group.

As at the reporting date, the overall impact of the COVID-19 outbreak on the macro-economy was still unclear and the Group was not able to estimate its specific impact on the Group’s financial position. The Group will pay sustained attention to the follow-up status of COVID-19 outbreak, and take corresponding measures to further assess the impact on financial position and operating result.

SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

1	Non-recurring items

	2019	2018
Gains on disposal of non-current assets	158,551	172,508
Government grants recognised through profits or losses	79,678	126,329
Structured deposit income	86,848	—
Accounts receivable discount loss	(19,513)	—
Losses/(gains) on disposal of long-term equity investment	(60,951)	1,622
Employee reduction expenses	(45,394)	(34,450)
Gain from changes in fair values of derivative financial assets and liabilities	1,597	13,537
Income from external entrusted lendings	—	11
Foreign exchange options and foreign exchange forward contract (losses)/gains	(15,316)	983
Other non-operating expenses other than those mentioned above	(42,322)	(55,092)
Tax effect for the above items	(5,997)	(8,766)
Effect on non-controlling interests after tax	3,515	(7,079)

	140,696	209,603

Basis of preparation for extraordinary profit and loss

Pursuant to Announcement [2008] Explanatory Announcement No.1 on Information Disclosure for Companies Offering Their Securities to the Public issued by China Securities regulatory commission (CSRC), extraordinary profit and loss arises in various trading and issues that have no direct relation with the normal operations of a company, or that are related with normal operations but affect the users of the statement to make reasonable judgment of the Company’s operation performance and profitability due to the special and occasional nature of such trading and issues.

2	Reconciliation between financial statements prepared under CAS and IFRS

The Company is listed on the Hong Kong Stock Exchange. The Group prepared financial statements under International Financial Reporting Standards (“IFRS”) which are audited by PricewaterhouseCoopers. There are reconciliation items in the consolidated financial report prepared under CAS and IFRS, the reconciliation items and the amount are listed as follows:

	Net profit		Net assets
	2019	2018	31 December 2019	31 December 2018
Under CAS	2,225,153	5,277,073	30,015,901	30,486,504
Adjustments under IFRS –
Government grants (a)	2,010	2,010	(22,053)	(24,063)
Safety production costs (b)	2	57,135	—	—

Under IFRS	2,227,165	5,336,218	29,993,848	30,462,441

Supplementary Information to the Financial Statements (continued)

For the year ended 31 December 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Reconciliation between financial statements prepared under CAS and IFRS (continued)

Notes in relation to the reconciliation items:

(a)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(b)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognised in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

3	Return on net assets and earnings per share

	Weighted average return		Earnings per share
	on net assets (%)		Basic (RMB)		Diluted (RMB)
	2019	2018	2019	2018	2019	2018
Net profit attributable to shareholders of the Company	7.143	16.211	0.205	0.488	0.205	0.488
Net profit attributable to shareholders of the Company excluding non-recurring items	6.726	15.567	0.193	0.468	0.193	0.468

Written Confirmation Issued by Directors, Supervisors and Senior Management

Pursuant to the requirements of Article 68 of the Securities Law and the relevant requirements of the Regulation on the Preparation of Information Disclosure Contents and Formats of Information Disclosure by Listed Companies No. 2 – Contents and Formats of Annual Reports (Revised in 2017) (《公開發行證券的公司信息披露內容與格式準則第2號〈年度報告的內容與格式〉》 （2017年修訂）), we, being Directors, Supervisors and senior management of the Company, having carefully studied and reviewed the Company’s 2019 annual report, are in the opinion that the Company was in strict compliance with the standardised regulations of financial system of joint stock companies. The 2019 annual report gave a true account of the financial position and operating results of the Company. The 2019 Auditor’s Reports of Sinopec Shanghai Petrochemical Company Limited issued by PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP, respectively, are true and fair. We warrant that the information contained in the 2019 annual report is true, accurate and complete, and that there are no false or misleading statements contained in or material omissions from the report. We jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in the report.

Signature:

Directors:

Wu Haijun	Jin Qiang	Zhou Meiyun	Jin Wenmin

Lei Dianwu	Mo Zhenglin	Zhang Yimin	Liu Yunhong

Du Weifeng	Li Yuanqin

Supervisors:

Ma Yanhui	Chen Hongjun	Zhang Feng	Zhai Yalin

Zheng Yunrui	Choi Ting Ki

Senior Management:

Guan Zemin	Huang Xiangyu	Huang Fei

Corporate Information

(I)	Corporate Information

Chinese Name of the Company	中國石化上海石油化工股份有限公司
Chinese Short Name of the Company	上海石化
English Name of the Company	Sinopec Shanghai Petrochemical Company Limited
Abbreviation of the English Name of the Company	SPC
Legal Representative of the Company	Wu Haijun

(II)	Contact Persons and Contact Details

President, Acting Secretary to the Board		Securities Affairs Representative
Name	Wu Haijun	Yu Guangxian
Address	48 Jinyi Road, Jinshan	48 Jinyi Road, Jinshan
	District, Shanghai, PRC,	District, Shanghai, PRC,
	Postal Code: 200540	Postal Code: 200540
Tel	8621-57943143	8621-57933728
Fax	8621-57940050	8621-57940050
E-mail	wuhaijun@spc.com.cn	yuguangxian@spc.com.cn

(III)	Basic Information

Registered Address	48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code of Registered Address	200540
Business Address	48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code of Business Address	200540
Principal Place of Business in Hong Kong	Room 605, Island Place Tower, 510 King’s Road, Hong Kong
Website of the Company	www.spc.com.cn
E-mail address	spc@spc.com.cn

(IV)	Information Disclosure and Access

Designated newspapers for the publication of the Company’s announcements	“Shanghai Securities News”, “China Securities Journal” and “Securities Times”
Websites for the publication of the Company’s annual reports	Shanghai Stock Exchange website, Hong Kong Stock Exchange website and the website of the Company
Place for access to the Company’s annual reports	Secretariat Office to the Board, 48 Jinyi Road, Jinshan District, Shanghai, PRC

(V)	Shares Profile of the Company

Share Type	Place of Listing	Stock Short Name	Stock Code
A Shares	Shanghai Stock Exchange	上海石化	600688
H Shares	Hong Kong Stock Exchange	SHANGHAI PECHEM	00338
American Depository	New York Stock Exchange	SHI	–
Receipts (“ADR”)

Corporate Information (continued)

(VI)	Other Relevant Information

Auditors Engaged by the Company (Domestic)

Name	PricewaterhouseCoopers Zhong Tian LLP
Address	11/F, PricewaterhouseCoopers Center, 2 Corporate Avenue, 202
Hu Bin Road, Huangpu District, Shanghai 200021, PRC
Signing Auditors	Huang Zhejun, Chen Jiaojiao

Auditors Engaged by the Company (International)
Name	PricewaterhouseCoopers
Address	22/F, Prince’s Building, 10 Chater Road, Central, Hong Kong
Signing Auditors	Chen Guangde

Legal Advisors:
PRC Law:	Haiwen & Partners
20th Floor, Fortune & Finance Center
No.5 Dong San Huan Central Road
Chaoyang District, Beijing, PRC
Postal Code: 100020

Hong Kong Law:	Freshfields Bruckhaus Deringer
55th Floor, One Island East, Taikoo Place
Quarry Bay, Hong Kong

United States Law:	Morrison & Foerster
425 Market Street
San Francisco, California 94105-2482
U.S.A.

Company Secretary:	Chan Sze Ting

Authorised Representatives for Hong	Wu Haijun, Chan Sze Ting
Kong Stock Exchange:

H Shares Share Registrar:	Hong Kong Registrars Limited
Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road
East, Wanchai, Hong Kong

ADR Depositary:	The Bank of New York Mellon
Computershare
P.O. Box 30170
College Station, TX 77842-3170
U.S.A.
Number for International Calls: 1-201-680-6921
Email: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Documents for Inspection

1.	Financial statements signed and sealed by the Chairman, the Chief Financial Officer and the Deputy Director of the Finance Department.

2.	Original signed auditor’s report of the Certified Public Accountant.

3.	Originals of all documents and announcements of the Company which were disclosed in the newspapers designated by CSRC during the Reporting Period.

4.	Written confirmation of the annual report signed by the Directors, Supervisors and senior management.

Chairman: Wu Haijun

Date of approval by the Board: 25 March 2020